Form 10-K, Exhibit 13
period 1993-12-31
SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORP
filed 1994-03-23
CIK 790650

                           FINANCIAL COMMENTARY
RESULTS OF OPERATIONS
REVENUES AND SALES

      Total revenues and sales were $1,653.6 million in 1993 as compared with $1,614.4 million in 1992 and $1,608.4 million in 1991. Local service revenues, derived from the provision of local exchange, public telephone and local private line services, increased $43.7 million, or 8.4%, in 1993 and $13.9 million, or 2.7%, in 1992. The increase in 1993 was due primarily to new rates for basic local service implemented in accordance with The Southern New England Telephone Company's ("Telephone Company") 1993 general rate award [see Regulatory Matters]. A portion of the new rates was implemented on July 9, 1993 with the remainder of the new rates implemented in the form of a temporary surcharge which amounted to approximately $9 million. The temporary surcharge was in effect until October 9, 1993, when the remaining new rates became effective. Revenue from directory assistance and coin telephone increased primarily as a result of the July 9th increase in rates. Also contributing to the increase in local service revenues was an increase in access lines in service and an expansion of the local-calling service area in several exchanges during September of 1993, which resulted in a shift of intrastate toll revenue to local service revenue. Access lines in service grew 1.4% to 1,963,972 at December 31, 1993 from 1,936,577 at December 31, 1992. In addition, growth experienced in subscriptions to premium services, such as a 9.4% increase in TotalphoneSM, also contributed to the increase in local service revenues.
      The increase in 1992 local service revenues was due primarily to new rates implemented in accordance with the 1991 general rate increase which were effective March 21, 1991 in the form of a temporary surcharge on local service rates pending approval of final local and intrastate toll rates. Effective July 21, 1991, final rates were implemented that replaced the surcharge and resulted in the shift of a portion of the increase awarded from local service revenues to intrastate toll revenues. Also contributing to the increase in 1992 was growth experienced in premium services and an increase in access lines in service. Access lines in service grew a modest 0.8% from 1,921,799 at December 31, 1991, reflecting the weak Connecticut economy.
      In 1993, intrastate toll revenues, which include revenues from toll and WATS services, decreased $20.1 million, or 5.6%, as compared with an increase of $3.2 million, or 0.9%,


          1,875      1,904      1,922      1,937      1,964

          1989       1990       1991       1992       1993

          Network Access Lines in Service
          (in thousands of lines)

in 1992. Of the total decrease in 1993, $12.6 million was due primarily to reductions in intrastate toll rates, including several toll discount plans, implemented in accordance with the 1993 general rate award [see Regulatory Matters]. Toll message volumes grew approximately 2%, but were impacted negatively by the expansion of the local-calling service area in several exchanges as discussed with local service revenues. In addition, WATS revenues (which includes "800" services) decreased $7.4 million due primarily to: lower WATS message volumes; customer migration to lower priced services offered by the Telephone Company in response to competition; and the continued impact of competitive providers on this market.
      The increase in 1992 was due primarily to an increase in operator surcharge rates implemented effective July 21, 1991 in accordance with the approved final rates of the 1991 general rate award. In addition, toll message volumes increased 3.3%. WATS revenues decreased $5.6 million due primarily to: lower WATS message volumes; a decrease in rates effective July 21, 1991 also implemented in accordance with the approved final rates of the 1991 general rate award; the migration of customers to lower priced services offered by the Telephone Company and the impact competitive providers have had on this market.

      Network access charges are assessed on interexchange carriers and end users as a means for the Telephone Company to recover its costs and earn a return on its investment in facilities that provide access to the local exchange network. In 1993, network access revenues increased $14.3 million or 4.4%, as compared with an increase of $11.9 million or 3.8%, in 1992. The increase in 1993 was due primarily to an increase in interstate minutes of use of approximately 5%. Partially offsetting the impact of the increase in minutes of use was a decrease in tariff rates implemented on July 2, 1993, in accordance with the Telephone Company's 1993 annual Federal Communications Commission ("FCC") filing under price cap regulation [see Regulatory Matters].
      The $11.9 million increase in 1992 network access revenues was due primarily to a 4.1% increase in interstate minutes of use and an increase in tariff rates implemented on July 1, 1992, in accordance with the Telephone Company's 1992 annual FCC filing under price cap regulation. Partially offsetting the impact of these increases was a reduction in Carrier Common Line ("CCL") rates effective July 1, 1991. CCL rates are the method of recovering non-traffic sensitive interstate costs from interstate carriers. CCL rates were reduced to reflect certain FCC mandated changes in cost separation methodology that shifted costs to the intrastate jurisdiction.
      Sales of the Corporation's telecommunications products and services from its non-telephone businesses decreased $13.4 million, or 6.1%, in 1993 as compared with an increase of $6.3 million, or 3.0%, in 1992. On a combined basis, sales of SNET Systems, Inc. ("Systems") and Business Communications, the new division that resulted from the reorganization of Systems, decreased $36.3 million, or 39.0%. The decline in sales reflects the planned phase out of the large PBX system business in favor of focusing on the Telephone Company's central-office based solutions and a contract to sell interstate network services for AT&T not being renewed for 1993. Sales of the Corporation's cellular operations, which consist of wholesale, SNET Cellular, Inc. ("Cellular") and retail, SNET MobileCom, Inc. ("MobileCom"), increased $13.2 million, or 23.2%, net of intercompany amounts, due mainly to an increase in the number of customers. As in 1992, average revenues per customer continued to decline in 1993, in line with a nationwide trend, as lower volume users make up a larger portion of the customer base. Sales for SNET Paging, Inc. ("Paging") increased $3.6 million due primarily to the impact of the purchase and consolidation, in October 1993, of the remaining 50.5% interest in a paging partnership [see

             523      521      516      526      524

             1989     1990     1991     1992     1993

             Intrastate Message Volume
             (in millions of messages)

             / / WATS Messages
             / / Toll Messages


Note 2 to the Consolidated Financial Statements]. SNET Diversified Group, Inc.'s ("Diversified Group") revenues related to leasing and selling telephone sets to residential and small business customers increased $1.4 million, or 3.0%. This increase is attributable primarily to an increase in monthly lease rates effective on August 1, 1992. The increase in lease rates was offset partially by a trend of declining number of sets rented as customers continue to purchase their own equipment. Management expects this trend to continue into 1994.
      In 1992, sales of the Corporation's cellular operations increased $6.3 million, or 12.5%, net of intercompany amounts. The increase in sales was due mainly to an increase in the customer base and an increase in retail rates charged for the basic cellular package effective September 1991. However, average usage revenues per customer continued to decline in 1992 as compared with 1991 due to lower volume users making up a larger portion of the customer base and the weak economic conditions in the area served by cellular operations. Sales of Paging increased $2.5 million as a result of a continued increase in the customer base since beginning operations in April 1991. Sales for Systems decreased slightly by $2.1 million, or 2.2%. The decline in Systems' sales reflects the weak Connecticut econ-omy, reductions in revenues derived from rental programs and a focus in 1992 on sales of higher margin products that resulted in lower sales volume. Diversified Group revenues from leasing and selling telephone sets to residential and small business customers decreased $0.4 million, or 0.9%. This decrease reflects a trend of a declining number of sets rented. The decline in rental revenue was offset partially by an increase in monthly lease rates effective August 1, 1992 discussed previously.
      Publishing and other revenues (which includes revenues from (i) directory publishing, (ii) marketing, billing and collection, and other non-access services rendered on behalf of interexchange carriers, (iii) provision for the Telephone Company's uncollectible accounts receivable, and (iv) net investment income) increased $14.7 million, or 8.0%, in 1993 as compared with a decrease of $29.3 million, or 13.7%, in 1992. The provision for uncollectible accounts receivable for the Telephone Company's residence, business and directory customers decreased $4.6 million in 1993. This decrease is due primarily to lower directory publishing uncollectible activity. In 1993, revenues from leases retained by the Corporation on an investment basis after the discontinuance of SNET Credit, Inc. ("Credit") in September of 1992 increased $2.5 million. Revenue from billing and collection services increased $3.6 million. Partially offsetting the impact of these items was a decrease in publishing revenues of $7.1 million, or 3.8%. Publishing revenues, a significant portion of which reflect directory contracts entered into during the prior year, have decreased, as anticipated, due primarily to economic conditions in 1992 having deteriorated from 1991. Management expects that revenues from directory publishing for 1994 as compared with 1993 will continue to decline due primarily to the economic conditions in Connecticut.
      Publishing and other revenues decreased in 1992 due primarily to a decrease of $9.5 million, or 4.8%, in publishing revenues. Publishing revenues decreased due primarily to economic conditions in 1991 deteriorating from 1990. Also contributing to the decrease in directory publishing and other revenues in 1992 was an increase in the Telephone Company's provision for uncollectible accounts of $5.7 million. The increase in the provision for uncollectible accounts in 1992 was the result of the continued recessionary economic conditions in Connecticut.

COSTS AND EXPENSES

      Total costs and expenses, excluding depreciation, amortization and interest, were $1,358.9 million in 1993 as compared with $997.8 million in 1992 and $1,044.2 million in
1991. Total costs and expenses in 1993 include a $355.0 million before-tax charge relating to business restructuring [see Note 5]. Total costs and expenses in 1991 include a $38.0 million before-tax charge relating to the cost of two voluntary separation offers, one for bargaining-unit employees and one for management employees [see Note 3]. Excluding the effect of these items as well as depreciation, amortization and interest, total costs and expenses would have been $1,003.9 million in 1993 and $1,006.2 million in 1991.
      The restructuring charge recorded in 1993 includes costs that will be incurred for work force reductions involving approximately 2,500 employees over the next two to three year period including those that began in January 1994. The charge also includes the incremental costs of analyzing and implementing reengineering solutions; designing and developing new processes and tools to continue the Corporation's provision of excellent service; and the training of employees to help them keep pace with the changes the Corporation is implementing to streamline its business and meet customers' changing demands.
      Operating and maintenance expenses of $943.3 million increased $4.8 million, or 0.5%, in 1993 compared with a decrease of $9.1 million, or 1.0%, in 1992. The Telephone Company's operating and maintenance expenses were approximately 80% of total operating and maintenance expenses in 1993, 1992 and 1991. These costs are composed primarily of wages and salaries, and pension and other employee-benefit costs. The remainder of these expenses relates to the Corporation's non-telephone businesses and is composed primarily of the cost of goods sold and general and administrative expenses.
      In August of 1992, a new three-year labor contract was ratified by members of The Connecticut Union of Telephone Workers ("CUTW"). CUTW members received an initial 2.0% wage increase in September 1992, 3.0% in October 1993 and will receive an additional increase of 5.0% in October 1994. As part of the new bargaining-unit contract, approximately 570 bargaining-unit employees accepted an early retirement incentive offer, Special Pension Option ("SPO"), with most leaving the Corporation by March 19, 1993 and the remainder by September 17, 1993 [see Note 3]. The Corporation recorded a before-tax pension gain of $6.5 million in 1993 as a result of the SPO.

              $1,066      $1,041     $1,044      $998      $1,359(1)

              1989        1990       1991        1992      1993

              Consolidated Costs and Expenses
              Excluding Depreciation, Amortization
              and Interest (in millions)

           (1)Includes $355 million
              for restructuring charge.

      Wage and salary costs of the Telephone Company increased approximately $3 million, or 1% in 1993 as compared with a decrease of approximately $8 million, or 2%, in 1992. The increase in wage and salary costs in 1993 was primarily a result of wage increases for bargaining-unit employees mentioned previously. In addition, management employees received an average 3.5% salary increase effective April 1992. Partially offsetting these wage increases was a decrease in the Telephone Company's average work force of 2.4%. The average work force was reduced primarily through the SPO offset partially by an increase in employees resulting from the reorganization of Systems. Cost savings are anticipated to be realized beginning in 1994 as the Corporation has begun to implement the first phase of the work force reduction portion of its restructuring plan.
      The $8 million decrease in wage and salary costs in 1992 was mainly a result of a 4.8% reduction in the Telephone Company's average work force. The Telephone Company's average work force was reduced primarily through two voluntary separation offers made in 1991, as discussed in Note 3, which resulted in approximately 1,000 employees leaving the Telephone Company during the last half of 1991. Partially offsetting the effect of the decrease in the average work force was a 4.5% and 2.0% increase in wage rates for bargaining-unit employees effective December 1991 and September 1992, respectively. In addition, management employees received an average 3.5% salary increase effective April 1992.
      Pension and other employee benefit costs of the Corporation increased $5.0 million, or 3.0%, in 1993 as compared with an increase of $12.6 million, or 8.2%, in 1992, exclusive of costs related to the voluntary separation offers. The Telephone Company's portion of these costs was approximately 90% in 1993, 1992 and 1991.
      Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits" [see Note 3]. With the adoption of SFAS No. 106, the Corporation elected to record immediately the accumulated postretirement benefit obligation in excess of the fair value of plan assets ("transition obligation") as a change in accounting principle. The cumulative effect of this non-cash accounting change reduced 1993 net income and earnings per common share reported in the consolidated statement of income by $215.9 million and $3.39, respectively. SFAS No. 112 requires employers to accrue benefits provided to former or inactive employees after employment but before retirement. For the Corporation, these benefits include workers' compensation and disability benefits. The cumulative effect of this accounting change reduced 1993 net income and earnings per common share reported in the consolidated statement of income by $7.1 million and $0.11, respectively.
      Health care benefit costs remained relatively unchanged in 1993 as a result of cost-containment efforts by the Corporation. As discussed in Note 3, the Corporation has reserved the right to require, beginning on July 1, 1996, all employees who retire after a specified date to share premium costs of health care benefits if these costs exceed certain limits. Beginning in 1994, employees began to share a larger portion of health care benefit costs. Management continues to seek additional means to manage effectively its provision for health care benefits for both active and retired employees consistent with its need to offer employees a competitive benefits package.
      Effective April 1, 1991, the Corporation began to provide for the cost of postretirement health care benefits for employees who are active or who retired after January 1, 1991. The cost of these benefits was $12.7 million in 1992 as compared with $6.7 million in 1991. The increase was due primarily to a full year of costs being recognized in 1992 and a higher number of retirees, as a result of the two voluntary separation offers made in 1991. These costs have been contributed to Voluntary Employees' Beneficiary Association ("VEBA") trusts. In addition, health care benefits increased

$5.0 million, or 7.1%, in 1992 reflecting primarily the rising medical costs nationwide.
      Operating and maintenance expenses of the Corporation's non-telephone businesses decreased $1.1 million, or 0.6%, in 1993. On a combined basis, Systems' and Business Communications' cost of goods sold decreased $13.0 million primarily reflecting the reduction in its sales. General and administrative expenses of the non-telephone businesses increased $10.1 million due primarily to an increase of $9.4 million associated with cellular operations which have experienced general growth in the customer base. Partially offsetting this increase was a decrease of approximately $6 million in lower employee-related costs as a result of a decrease in the non-telephone businesses' combined work force. Collectively, the non-telephone businesses experienced a 22.5% reduction in their average work force in 1993 due primarily to the reorganization of Systems offset partially by growth in cellular operations.
      In 1992, operating and maintenance expenses of these businesses decreased $12.1 million, or 6.5%. Systems' cost of goods sold decreased $4.1 million primarily reflecting the reduction in its sales. Systems' general and administrative expenses decreased $10.9 million due primarily to lower employee-related costs as a result of a decrease in Systems' work force. Partially offsetting these decreases was an increase of $1.4 million in the operating costs of Paging, which began operations in April 1991. Also, costs associated with cellular operations increased $1.3 million, due primarily to an increase in their provision for uncollectible accounts and general growth in the customer base. Collectively, the non-telephone businesses experienced an 11.7% reduction in its average work force in 1992 due primarily to the voluntary separation offers made in 1991.

DEPRECIATION AND AMORTIZATION

      In 1993, depreciation and amortization expense increased $41.4 million, or 16.6% as compared with a decrease of $3.7 million, or 1.5%, in 1992. The increase in depreciation and amortization was attributable primarily to revised depreciation rate schedules for both intrastate and interstate plant of the Telephone Company, as approved by the Connecticut Department of Public Utility Control ("DPUC") and FCC, respectively [see Regulatory Matters]. Depreciation expense related to intrastate plant increased approximately $20 million while depreciation expense on interstate plant increased approximately $11 million. An increase in the average depreciable telecommunications plant, property and equipment also contributed to the increase in depreci-ation and amortization expense.
      The $3.7 million decrease in 1992 depreciation and amortization expense was attributable primarily to the absence in 1992 of the amortization of the interstate portion of a depreciation reserve deficiency, which was completed in December 1991. The amortization, which totaled $8.0 million in 1991, was ordered by the FCC for a five-year period beginning in 1987. Partially offsetting this decrease was the impact of the Telephone Company's increase in depreciation rates for intrastate plant that became effective on March 21, 1991, coincident with the 1991 general rate award.

INTEREST EXPENSE

      Interest expense decreased $6.1 million, or 6.3%, in 1993 and $4.5 million, or 4.4%, in 1992. These decreases are due primarily to lower interest rates charged on short-term debt, interest savings from debt refinancings and decreases in average debt outstanding of approximately $67 million and $6 million, respectively. The debt refinancings completed in December 1993 [see Note 8] are anticipated to save the Corporation approximately $8 million in interest expense annually.

INCOME TAXES

      The combined federal and state effective tax rate in 1993 was a benefit of 50.3% as compared with expense of 40.9% and 41.1% in 1992 and 1991, respectively. The unusually high effective tax rate in 1993 reflects the benefit of the operating loss coupled with the amortization of investment tax credits and the turn around of temporary deferred income taxes. A reconciliation of these effective tax rates to the statutory tax rates is disclosed in Note 4.
      Effective January 1, 1993, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes" [see Note 4]. SFAS No. 109 resulted in recording tax benefits, associated primarily with the effects of lower federal and state tax rates, applicable to the Corporation's non-telephone businesses. The cumulative effect of this accounting change increased 1993 net income and earnings per common share reported in the consolidated statement of income by $2.8 million and $.04, respectively.

REGULATORY MATTERS

      On May 24, 1993, the DPUC issued a final decision on the capital recovery portion of the November 1992 rate request submitted by the Telephone Company ("Rate Request"). The Telephone Company was granted an increase in the composite intrastate depreciation rate from 5.7% to approximately 7.3%. This equated to an increase in the Telephone Company revenue requirement of approximately

$40 million annually. The new depreciation rates were implemented effective July 1, 1993.
      On July 7, 1993, the DPUC issued a final decision ("Final Decision-I") in its three-phase review of the current and future telecommunications requirements of Connecticut ("Telecommunications Policy") and a final decision ("Final Decision-II") in the remainder of the Rate Request docket. The Final Decision-I addressed the issues of: (i) competition [see Competition]; (ii) infrastructure modernization; (iii) rate design and pricing principles; and (iv) regulatory and legislative frameworks. With respect to "rate design and pricing principles," the DPUC stated that the pricing of all services must be more in line with the costs of providing these services. Historically, to provide universal service, basic residential services have been subsidized by other tariffed services, primarily message toll and business services. In regard to the regulatory and legislative framework, the DPUC endorsed the concept of price cap regulation as a potentially more effective and efficient regulatory system than the present rate of return regulation.
      The Final Decision-II authorized a rate of return on the Telephone Company's common equity ("ROE") of 11.65% and an increase in intrastate revenue of $37.5 million effective July 7, 1993. The Telephone Company was authorized previously to earn a 12.75% ROE. The following major provisions were included in the Final Decision-II: (i) reductions in intrastate toll rates including several toll discount plans; (ii) an increase in basic local exchange rates of residential customers that will be phased in over a two-year period; (iii) a reduction in the pricing ratio gap between business and residential basic local service over a two-year period; (iv) a $7.00 per month Lifeline credit for low-income residential customers; (v) an increase in local calling service areas for most customers with none being reduced; (vi) an increase in the coin telephone rate from $.10 to $.25; (vii) an increase in directory assistance charges from $.24 to $.40 and a decrease in the number of "free" directory assistance calls; and (viii) a late payment charge of 1% monthly effective January 1, 1994. This rate award was implemented on July 9, 1993 through a combination of increases for coin telephone calls, directory assistance calls along with an approximate 15% interim surcharge on the remaining products and services with authorized increases including local exchange. The DPUC neither continued the current incentive plan nor adopted a new plan. On July 22, 1993, the DPUC issued a supplemental decision ("Supplemental Decision") reducing the interim surcharge implemented on July 9, 1993 to approximately 8%. The Telephone Company issued credits during August of 1993 to customers who were charged at the higher rate. The 8% surcharge was in effect until October 9, 1993, when the remaining new rates became effective, including an increase in residential basic local exchange rates averaging $.55 a month over a two-year period. On August 13, 1993, the DPUC granted the Telephone Company an additional revenue requirement of $1.9 million to the $37.5 million previously awarded based on a review of certain areas requested by the Telephone Company. The total increase in intrastate revenue of $39.4 million is more than offset by the approximate $40 million increase in capital recovery granted on May 24, 1993. In addition, the Final Decision-II addressed areas of infrastructure modernization and incentive regulation. Under infrastructure modernization, the Final Decision-II supported, but did not mandate, implementation of an infrastructure modernization program for completion by July 1, 1997.
      State legislation authorized the formation of a task force to study Connecticut's telecommunications infrastructure and policies. Draft legislation, based on the recommendations the task force submitted in February 1994, provides a framework with opportunities to move forward with a new regulatory model for Connecticut. Overall, the goals of the draft legislation are to: (i) ensure high-quality and affordable universal telecommunications service for Connecticut customers; (ii) promote effective competition and the development of an advanced infrastructure; and (iii) enhance the efficiency of government, educational, and health care facilities through telecommunications.
      On March 20, 1991, the DPUC issued a final decision in the first phase of a general rate increase authorizing an increase in Telephone Company revenue requirements of $47.7 million to be implemented through a temporary surcharge on local service rates until the second phase was complete. On June 28, 1991, the DPUC issued a decision in the second phase establishing rates designed to achieve the $47.7 million rate award. The new rates were effective July 21, 1991 and replaced the temporary surcharge in effect since March 21, 1991. The decision, while raising rates overall, did authorize a decrease in WATS and "800" service rates and provided the Telephone Company the flexibility to offer special promotions of these services. Message toll service rates, which the Telephone Company had sought to reduce, were not changed. In addition, the June 1991 decision included an incentive regulation structure that provided for sharing earnings with ratepayers, provided certain benchmarks were met, based on a schedule of certain levels of return on the intrastate rate base ("ROR").
      On April 2, 1993, the Telephone Company filed with the FCC its 1993 annual interstate access tariff under price cap regulation for effect on July 1, 1993. The Telephone Company maintained its selection of the 3.3% productivity factor and will be allowed to earn up to a 12.25% interstate rate of return annually before any sharing mechanism is invoked. The Telephone Company's 1993 filing included a reversal of the Lower Factor Adjustment Mark ("LFAM"), which was awarded as part of the 1992 annual tariff filing. The LFAM is an adjustment allowed in the price cap rules to bring interstate earnings up to the minimum interstate rate of return level of 10.25%. On June 24, 1993, the FCC released an order suspending rates and designating issues for investigation for all local exchange carriers' ("LECs"), including the Telephone Company's, 1993 annual interstate access tariff filings. The FCC allowed the Telephone Company's and other LECs' filings to take effect on July 2, 1993, subject to investigation. This filing is anticipated to decrease interstate network access revenues approximately $12 million for the period July 1, 1993 to June 30, 1994. As of December 31, 1993, the Telephone Company's interstate rate of return was below the 12.25% threshold.
      On April 2, 1992, the Telephone Company filed with the FCC its 1992 annual interstate access tariff filing under price cap regulation for effect on July 1, 1992. The Telephone Company was allowed to earn up to a 12.25% interstate rate of return annually based on a 3.3% productivity factor. The Telephone Company's 1992 filing included a LFAM. On June 29, 1992, the Telephone Company filed a revised 1992 annual interstate access tariff filing. The revised filing was approved on July 1, 1992. The Telephone Company's interstate rate of return was below the 12.25% threshold as of December 31, 1992.
      On July 1, 1993, the FCC granted the Telephone Company, on an interim basis, increased interstate depreciation rates in connection with its normal triennial review of depreciation. The new depreciation rates were effective beginning on June 1, 1993, retroactive to January 1, 1993. The new rates increased depreciation expense by approximately $11 million. Under current price cap regulation applicable to the Telephone Company, however, any changes in depreciation rates cannot be reflected in interstate access rates.
      The Telephone Company currently accounts for the economic effects of regulation in accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." In the event recoverability of operating costs through rates becomes unlikely or uncertain, whether resulting from competitive effects or specific regulatory actions, SFAS No. 71 would no longer apply. The financial impact of an accounting change, should the Telephone Company no longer qualify for the provisions of SFAS No. 71, would be material.

                          COMPETITION AND NEW SERVICES
COMPETITION

      In the Final Decision-I, the DPUC concluded that currently authorized intrastate competition has not adversely affected either service availability or cost, and that a broadened scope of intrastate competitive participation was prudent and warranted. Accordingly, the DPUC found that 10XXX calling and resale competition were in the public interest and should be allowed beginning July 7, 1993 in accordance with recently enacted state legislation. Using 10XXX calling, customers can use any certified carrier for interexchange calling within Connecticut by dialing 1, 0, and a three-digit carrier code. Terms and conditions associated with the provision of specialized/ancillary services, including monitoring, reporting and compensation, would no longer apply.
      Since the issuance of Final Decision-I, several interexchange carriers have filed applications with and received approval from the DPUC to offer 10XXX intrastate long-distance service. In addition, a number of resellers have filed for initial certificates of public convenience and necessity. The Telephone Company anticipates that additional applications will be filed. The introduction of competition to intrastate long-distance service and the Telephone Company's reduction in intrastate toll rates will further erode the Telephone Company's intrastate toll revenues. Pursuant to Final Decision-I, the Telephone Company filed on October 1, 1993 a detailed study on the implementation of 1+ intrastate interexchange equal access, including cost, availability of technology, possible date of implementation, and a proposed deployment process. The DPUC is expected to review 1+ intrastate interexchange equal access beginning in the second quarter of 1994.
      Regarding competition for local exchange services, in January 1994, MCI announced plans to construct and operate local communication networks in large markets throughout the United States, including parts of Connecticut in which the Telephone Company operates. These networks would allow MCI to bypass the Telephone Company's facilities and provide services directly to customers. Pending DPUC approval, these services are expected to be available in Connecticut in two to three years. Also in January 1994, the Telephone Company announced that it had reached an agreement to lease part of its existing digital fiber optic ring network in the greater Hartford metropolitan area to MFS Communications Company, Inc. This agreement will allow MFS Communications Company, Inc. to provide services to large business customers on an intraexchange basis.
      In an order adopted in September 1992, the FCC required certain LECs, including the Telephone Company, to offer expanded special access interconnection to all interested parties, permitting competitors to terminate their own transmission facilities in LEC central offices. The Telephone Company filed tariffs that were implemented on June 16, 1993, subject to investigation, and was granted some additional pricing flexibility in light of this increased competition.
      On August 3, 1993, the FCC adopted rules, which largely mirror the requirements adopted in September 1992 for special access interconnection, requiring certain LECs, including the Telephone Company, to offer expanded interstate switched access interconnection. The Telephone Company filed tariffs in the fourth quarter of 1993 to become effective in the first quarter of 1994.
      The Telephone Company, expecting to see continued movement toward a fully competitive telecommunications marketplace, both on an interexchange and intraexchange basis, has taken several steps to position itself effectively. On January 13, 1994, the Telephone Company announced its intention to invest $4.5 billion over the next 15 years to build a statewide information superhighway ("I-SNET"). I-SNET will be an interactive multimedia network capable of delivering voice, video and a full range of information and interactive services. The Telephone Company expects I-SNET will reach approximately 500,000 residences and businesses by 1997. In addition, the Telephone Company has reduced its intrastate toll rates beginning in July 1993 [see Regulatory Matters], has remained focused on providing quality customer service and has introduced several new services as mentioned below.

NEW SERVICES

      On March 31, 1993, the Telephone Company together with Sprint announced the introduction of 800 CustomLink ServiceSM. This service allows the Telephone Company to offer its business customers an 800 service that enables them to receive calls from anywhere in the United States as well as international locations.
      On June 3, 1993, the Corporation announced the formation of a new subsidiary, SNET America, Inc., ("America") which offers a complete range of interstate and international long distance services to Connecticut customers, including calling card and 800 service, along with volume discount plans such as Distance PlusSM. Distance Plus offers graduated discounts where the discount increases as the usage increases. America began offering service in the third quarter of 1993.
      On October 21, 1993, the FCC approved the Telephone Company's application to construct, operate, own, and maintain facilities to conduct a technology and marketing trial for use in providing video dial tone service in West Hartford, Connecticut. With construction of the fiber optic and coaxial facilities completed, the trial began in early 1994. The trial, offered to approximately 500 customers, provides broadcast channels, extensive pay-per-view channels and on-demand service which will provide hundreds of choices of videos. On December 15, 1993, the Telephone Company filed a request with the FCC for an expansion of this trial. The proposal seeks to provide this service to an additional 20,000 customers in other areas of Connecticut.
      On January 19, 1994, the Telephone Company filed suit in the U.S. District Court in New Haven claiming that the Cable Communications Policy Act of 1984 ("Cable Act") violates the Telephone Company's First and Fifth Amendment rights. The Cable Act limits the in-territory provision of cable programming by LECs such as the Telephone Company. The Cable Act currently prohibits LECs from owning more than 5% of any company that provides cable programming in their local service area.

LIQUIDITY AND CAPITAL RESOURCES

      The Corporation generated cash flows from operations of $478.7 million during 1993 as compared with $504.2 million during 1992 and $426.5 million during 1991. Cash flows from operations decreased in 1993 compared with 1992 due primarily to the funding of postretirement benefits other than pensions.
      The primary use of capital resources continued to be capital expenditures. Cash expended for capital additions was $267.3 million, $289.8 million and $320.7 million in 1993, 1992 and 1991, respectively. Capital additions for all years were funded entirely from cash flows from operations. The majority of these additions was for construction of the Telephone Company's regulated telephone plant. Managment anticipates that capital expenditures for consolidated telecommunications plant will approximate $280 million in 1994, of which approximately $230 million will be used primarily for expenditures relating to the Telephone Company's network. These additions are expected to be funded through cash flows from operations. As discussed previously in the Competition and New Services section, on January 13, 1994 the Telephone Company announced a plan to invest $4.5 billion over the next 15 years to build I-SNET. The

Telephone Company plans to support this investment primarily through increased productivity from the new technology deployed, ongoing cost containment initiatives and customer demand for the new services offered. The Telephone Company does not plan to request a rate increase for this investment.
      Management anticipates that expenditures, net of tax, for the restructuring charge [see Note 5] will approximate $60 million in 1994, $80 million in 1995 and $55 million in 1996. These expenditures are expected to be funded from cash flows from operations.
      Over the past few years the Telephone Company has taken advantage of the general decline in interest rates by refinancing a number of debt instruments [see Note 8].
      In September 1993, the Telephone Company called $45.0 million of 5.750% debentures. The costs associated with this redemption did not result in a significant charge to the 1993 consolidated statement of income.
      In December 1993, the Telephone Company refinanced: (i) $120.0 million of 9.625% medium-term notes; (ii) $100.0 million of 9.600% medium-term notes; and
(iii) $200.0 million of 8.625% debentures. These refinancings were accomplished through the issuance of unsecured notes totaling $445.0 million. The unsecured notes were issued pursuant to a $540.0 million shelf registration statement filed with the Securities and Exchange Commission ("SEC") in December 1993. These refinancings are expected to save the Corporation approximately $8 million in interest expense annually.
      In September 1992, the Telephone Company refinanced a total of $175.0 million in debentures with interest rates ranging from 7.750% to 8.125%. The Telephone Company issued $180.0 million of unsecured medium-term notes to complete this refinancing. Also, in December 1991, the Telephone Company refinanced $80.0 million of 9.625% debentures with the issuance of $80.0 million of unsecured notes.
      The Corporation continues to reevaluate potential savings from refinancing outstanding debt. The remaining balance of the shelf registration statement filed in December 1993 would be used if further refinancings do take place and additional extraordinary charges would likely result.
      The Corporation filed a shelf registration statement with the SEC on June 20, 1991 for the sale of up to $165.0 million in debt securities with maturities of up to 15 years. Standard & Poor's has rated this issue AA and Moody's has assigned an A1 rating. Pursuant to the shelf registration, $110.0 million of medium-term, unsecured notes were sold during the second half of 1991 with principal amounts and

                 43.4%       51.6%       51.2%       47.4%       59.9%

                 1989        1990        1991        1992        1993

                 Debt Ratio
                 / / Effect of Leveraged ESOP


interest rates ranging from $10.0 million to $30.0 million and 7.200% to 8.000%, respectively. The proceeds were used to refinance the majority of $130.0 million of medium-term notes that matured during 1991. The remaining debt securities may be sold in one or more issues from time to time as market conditions warrant.
      On March 22, 1993 and April 2, 1993, $5.0 million of 8.590% and $10.0 million of 8.760% of the Corporation's medium-term notes matured, respectively. These medium-term notes were satisfied through the issuance of short-term debt. A medium-term note of $30.0 million will mature in September 1994 and is expected to be satisfied through the issuance of short-term debt.
      The Corporation has a bank credit facility to support its commercial paper program. As part of this credit facility, the Corporation has obtained a contractual commitment to a $100.0 million line of credit provided by a syndicate of banks. The annual commitment fee is currently 0.15% of the total line of credit. As of December 31, 1993, the entire $100.0 million was available. The establishment of the line of credit will facilitate the Corporation's ability to issue commercial paper.
      In connection with the establishment of the Employee Stock Ownership Plan ("ESOP") in 1990, the Corporation loaned the ESOP $10.0 million and guaranteed a $110.0 million loan to the ESOP by a third party. The Corporation has committed to make cash contributions to the ESOP that, together with dividends received on shares held by the ESOP, will enable the ESOP to make its principal and interest payments on both loans. Both loans mature in the year 2000. In 1993, the Corporation made cash payments to the ESOP for debt service of about $13 million and anticipates making cash payments of approximately $13 million during 1994.
      Due primarily to the impact that the cumulative effect of accounting changes and the restructuring charge had on common shareholders' equity, the Corporation's ratio of debt to total capitalization at year-end 1993 was 59.9% compared with 47.4% at year-end 1992 and 51.2% at year-end 1991. The formation of the ESOP increased the debt ratio at December 31, 1993 and 1992 by 3.9% and in 1991 by 4.3%. The book value per share at year-end 1993 was $13.38 compared with $19.79 at year-end 1992 and $18.78 at year-end 1991. The decrease in book value per share in 1993 was also attributable to the items that negatively impacted the ratio of debt to total capitalization discussed above. The quarterly dividend rate of $.44 per share has remained unchanged since the fourth quarter of 1989.

Southern New England Telecommunications Corporation

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

      The Corporation's consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, where applicable, conform with accounting prescribed by the Federal Communications Commission and the Connecticut Department of Public Utility Control for telephone companies. The Corporation is responsible for the preparation and reliability of the data in these consolidated financial statements, including estimates and judgments relating to matters not concluded by year end. To this end, the Corporation maintains a highly developed system of internal controls and supports an extensive program of internal auditing to monitor compliance with the system. Management believes that this system provides reasonable, but not absolute, assurance at a reasonable cost that the transactions of the Corporation are executed in accordance with management's authorizations and are recorded properly. This system requires that the recorded assets be compared with existing assets at reasonable intervals and it provides reasonable assurance that access to assets is permitted only in accordance with management's authorization. The Corporation further seeks to assure the reliability of these financial statements by the careful selection of its managers, by organizational arrangements that provide appropriate division of responsibility and by communication and inspection programs aimed at assuring understanding of and compliance with its policies, standards and managerial authorities.
      These consolidated financial statements have been audited by Coopers & Lybrand, Independent Accountants. Their report, which appears on the following page, expresses an informed judgment that the Corporation's consolidated financial statements, considered in their entirety, present fairly, in conformity with the applicable generally accepted accounting principles, the Corporation's con-solidated financial position and operating results.

John A. Sadek
Vice President and Comptroller
January 24, 1994


REPORT OF AUDIT COMMITTEE

      The Audit Committee of the Board of Directors reviews and reports to the full Board on the appropriateness of the Corporation's accounting policies, the adequacy of its internal controls and the reliability of the financial information reported to the public. The Committee, which consists of five non-employee directors, meets regularly with the Corporation's financial management, internal auditors and external auditors (Coopers & Lybrand, Independent Accountants) to review their work and the relationships between them in whatever depth considered necessary to fulfill the Committee's responsibilities.
      The Committee assesses the Corporation's relationship with the external auditors and recommends the appointment of the external auditors to the Board for ratification by the stockholders at the Annual Meeting. The internal auditors report directly to the Committee and, along with the external auditors, meet privately with and have unrestricted access to the Committee to discuss any matter that they believe should be brought to their attention.
      During the year, the Committee met with the Chairman, President and Chief Executive Officer, the Vice President and Comptroller, the Vice President and General Counsel, the General Internal Auditor and partners of Coopers & Lybrand to review and discuss the following: the Corporation's consolidated financial statements; the Coopers & Lybrand Management Letter and Management's Response; the scope and results of audits performed by Coopers & Lybrand and by Internal Auditing; the adequacy of the Corporation's system of internal controls; the status of pending litigation against the Corporation; Security's efforts in the preceding year; the Standards of Conduct for employees; and developments within the auditing, accounting and financial reporting fields, as well as the impact of these developments on the Corporation's accounting policies, practices and financial reporting.
      On the basis of these reviews, the Committee reported with confidence to the full Board that in its opinion, the Corporation's accounting policies, reported financial information and system of internal controls are appropriate to provide the assurances as to the integrity and reliability of financial reporting required by the Board.

Barry M. Bloom
Chairman, Audit Committee
January 24, 1994

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Southern New England
Telecommunications Corporation:

      We have audited the consolidated balance sheet of Southern New England Telecommunications Corporation as of December 31, 1993 and 1992, and the related consolidated statements of (loss) income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern New England Telecommunications Corporation as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
      As discussed in Note 1 to the consolidated financial statements, the Corporation has changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.

Coopers & Lybrand
Hartford, Connecticut
January 24, 1994

Southern New England Telecommunications Corporation

CONSOLIDATED STATEMENT OF (LOSS) INCOME

             DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS,
                    FOR THE YEARS ENDED DECEMBER 31,                               1993              1992              1991
- ---------------------------------------------------------------------------------------------------------------------------
REVENUES AND SALES
Local service                                                                  $  566.7          $  523.0          $  509.1
Intrastate toll                                                                   339.8             359.9             356.7
Network access                                                                    342.8             328.5             316.6
Sales                                                                             205.2             218.6             212.3
Publishing and other                                                              199.1             184.4             213.7
- ---------------------------------------------------------------------------------------------------------------------------
Total Revenues and Sales                                                        1,653.6           1,614.4           1,608.4
- ---------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Operating                                                                         629.8             630.1             631.9
Maintenance                                                                       313.5             308.4             315.7
Provision for business restructuring                                              355.0                --                --
Provision for employee separation benefits                                           --                --              38.0
Depreciation and amortization                                                     291.1             249.7             253.4
Property and other taxes                                                           60.6              59.3              58.6
Interest                                                                           91.4              97.5             102.0
- ---------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                                        1,741.4           1,345.0           1,399.6
- ---------------------------------------------------------------------------------------------------------------------------
(Loss) Income from Continuing Operations Before Income Taxes,
        Extraordinary Charge and Accounting Changes                               (87.8)            269.4             208.8
Income taxes                                                                      (44.2)            110.2              85.9
- ---------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE
        EXTRAORDINARY CHARGE AND ACCOUNTING CHANGES                               (43.6)            159.2             122.9
- ---------------------------------------------------------------------------------------------------------------------------
Discontinued Operations, net of related taxes
        (Loss) income from discontinued operations                                   --              (1.1)              3.0
        Loss on disposal of discontinued operations                               (10.3)             (4.0)               --
- ---------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE EXTRAORDINARY CHARGE AND ACCOUNTING CHANGES                  (53.9)            154.1             125.9
- ---------------------------------------------------------------------------------------------------------------------------
Extraordinary charge from early extinguishment of debt, net of related
       taxes of $38.0, $2.0 and $1.7, respectively                                (44.0)             (2.7)             (2.2)
Accounting changes cumulative effect to January 1, 1993                          (220.2)               --                --
- ---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED NET (LOSS) INCOME                                                 $ (318.1)         $  151.4          $  123.7
- ---------------------------------------------------------------------------------------------------------------------------
                                                                               --------------------------------------------
Tax benefit of dividends declared on shares held in Employee Stock
       Ownership Plan ("ESOP")                                                 $     --          $    2.3          $    2.3
- ---------------------------------------------------------------------------------------------------------------------------
(Loss) Earnings for Per Share Calculation                                      $ (318.1)         $  153.7          $  126.0
- ---------------------------------------------------------------------------------------------------------------------------
                                                                               --------------------------------------------
Weighted Average Common Shares Outstanding (in thousands)                        63,692            63,073            62,392
- ---------------------------------------------------------------------------------------------------------------------------
                                                                               --------------------------------------------
(LOSS) EARNINGS PER COMMON SHARE (IN DOLLARS)
(Loss) income from continuing operations before extraordinary charge and
       accounting changes                                                      $   (.68)         $   2.56          $2.01
Discontinued operations                                                            (.16)             (.08)              .05
- ---------------------------------------------------------------------------------------------------------------------------
(Loss) Income Before Extraordinary Charge and Accounting Changes                   (.84)             2.48              2.06
Extraordinary charge                                                               (.69)             (.04)             (.04)
Cumulative effect of accounting changes                                           (3.46)               --                --
- ---------------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS PER COMMON SHARE                                               $  (4.99)         $   2.44          $   2.02
- ---------------------------------------------------------------------------------------------------------------------------
                                                                               --------------------------------------------

The accompanying notes are an integral part of these financial statements. Southern New England Telecommunications Corporation
CONSOLIDATED BALANCE SHEET

                   DOLLARS IN MILLIONS, AT DECEMBER 31,                                       1993                    1992
- --------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and temporary cash investments                                                       $  224.8                $    7.2
Accounts receivable, net of allowance for uncollectibles
        of $26.7 and $21.8, respectively                                                     266.8                   274.5
Materials and supplies                                                                         8.0                    10.4
Inventories                                                                                   13.6                    12.0
Prepaid publishing                                                                            40.5                    43.5
Deferred income taxes, prepaid taxes and other                                                93.8                    28.2
- --------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                         647.5                   375.8
Telecommunications plant, property and equipment, net                                      2,770.1                 2,767.4
Net assets of discontinued operations                                                           --                    60.9
Deferred charges, leases and other assets                                                    343.9                   280.5
- --------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                              $3,761.5                $3,484.6
- --------------------------------------------------------------------------------------------------------------------------
                                                                                          --------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Obligations maturing within one year                                                      $  290.0                $   82.8
Accounts payable and accrued expenses                                                        208.1                   187.7
Restructuring charge current                                                                 113.0                      --
Advance billings and customer deposits                                                        54.0                    60.1
Accrued compensated absences                                                                  37.3                    37.7
Other current liabilities                                                                     90.4                    78.8
- --------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                    792.8                   447.1
Long-term obligations                                                                        984.3                 1,048.3
Deferred income taxes                                                                        321.0                   590.7
Postretirement benefits other than pensions                                                  328.9                      --
Restructuring charge long-term                                                               242.0                      --
Unamortized investment tax credits                                                            50.8                    61.3
Other liabilities and deferred credits                                                       187.1                    83.4
- --------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                          2,906.9                 2,230.8
- --------------------------------------------------------------------------------------------------------------------------
Common stock; $1.00 par value; 300,000,000 shares authorized;
        66,608,360 and 66,117,339 issued, respectively                                        66.6                    66.1
Proceeds in excess of par value                                                              656.7                   639.6
Retained earnings                                                                            315.7                   744.2
Less: Treasury stock; 2,758,512 shares, at cost                                             (104.7)                 (104.7)
Unearned compensation related to ESOP                                                        (79.7)                  (91.4)
- --------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                                   854.6                 1,253.8
- --------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                $3,761.5                $3,484.6
- --------------------------------------------------------------------------------------------------------------------------
                                                                                          --------------------------------

The accompanying notes are an integral part of these financial statements.

Southern New England Telecommunications Corporation

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                            UNEARNED
                                              COMMON                                                         COMPEN-        TOTAL
                                           STOCK ISSUED           PROCEEDS IN                                 SATION       STOCK-
DOLLARS IN MILLIONS,                 ------------------------       EXCESS OF     RETAINED     TREASURY      RELATED     HOLDERS'
EXCEPT PER SHARE AMOUNTS                 NUMBER     PAR VALUE       PAR VALUE     EARNINGS        STOCK      TO ESOP       EQUITY
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1991           64,798,298         $64.8          $598.5     $  685.4      $(104.7)     $(115.7)    $1,128.3
- ---------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                              123.7                                  123.7
Common stock issued, at market          592,190            .6            18.4                                                19.0
Dividends declared ($1.76 per
       share)                                                                       (109.8)                                (109.8)
Reduction of ESOP debt                                                                                           7.7          7.7
Tax benefit of dividends declared
       on total shares held in ESOP                                                    2.3                                    2.3
Excess of recorded ESOP expense
       over cash contributions to
       ESOP                                                                                                      4.9          4.9
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991         65,390,488          65.4           616.9        701.6       (104.7)      (103.1)     1,176.1
- ---------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                              151.4                                  151.4
Common stock issued, at market          726,851            .7            22.7                                                23.4
Dividends declared ($1.76 per
       share)                                                                       (111.1)                                (111.1)
Reduction of ESOP debt                                                                                           8.4          8.4
Tax benefit of dividends declared
       on total shares held in ESOP                                                    2.3                                    2.3
Excess of recorded ESOP expense
       over cash contributions to
       ESOP                                                                                                      3.3          3.3
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992         66,117,339          66.1           639.6        744.2       (104.7)       (91.4)     1,253.8
- ---------------------------------------------------------------------------------------------------------------------------------
Consolidated net loss                                                               (318.1)                                (318.1)
Common stock issued, at market          491,021            .5            17.1                                                17.6
Dividends declared ($1.76 per
       share)                                                                       (112.1)                                (112.1)
Reduction of ESOP debt                                                                                           9.2          9.2
Tax benefit of dividends declared
       on unallocated shares held
       in ESOP                                                                         1.7                                    1.7
Excess of recorded ESOP expense
       over cash contributions to
       ESOP                                                                                                      2.5          2.5
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993         66,608,360         $66.6          $656.7     $  315.7      $(104.7)    $    (79.7)  $  854.6
- ---------------------------------------------------------------------------------------------------------------------------------
                                     --------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Southern New England Telecommunications Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

DOLLARS IN MILLIONS,
FOR THE YEARS ENDED DECEMBER 31,                                                     1993             1992             1991
- ---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income                                                    $(318.1)         $ 151.4          $ 123.7
Tax benefit of dividends on shares held in ESOP                                       1.7              2.3              2.3
Adjustments to reconcile consolidated net (loss) income to
  cash provided by operating activities:
    Depreciation and amortization                                                   291.1            249.7            253.4
    Provision for business restructuring, before tax                                355.0               --               --
    Cumulative effect of accounting changes, net of tax                             220.2               --               --
    Extraordinary charge from early extinguishment of debt,
      before tax                                                                     82.0              4.7              3.9
    Provision for uncollectible accounts                                             32.1             32.6             25.9
    Loss on disposal of discontinued operations, before tax                          17.0              5.4               --
    Provision for employee separation benefits, before tax                             --               --             38.0
    (Decrease) increase in deferred income taxes                                   (138.0)            23.5             (1.1)
    Decrease in investment tax credits                                              (10.5)            (7.3)            (7.1)
    Discontinued operations                                                            --              9.1              7.4
    Change in operating assets and liabilities, net                                 (45.3)             4.8            (51.1)
    Other, net                                                                       (8.5)            28.0             31.2
- ---------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                           478.7            504.2            426.5
- ---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Cash expended for capital additions                                                (267.3)          (289.8)          (320.7)
Increase in investments                                                             (10.4)           (10.4)            (5.0)
Disposal of assets and investments                                                   (5.6)            (9.3)           (10.9)
Cash from sale of leased assets                                                      80.7               --               --
Repayment of loan made to ESOP                                                         .8               .7               .6
Discontinued operations                                                                --              5.7            (37.1)
Other, net                                                                            8.4             28.6             21.0
- ---------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities                                              (193.4)          (274.5)          (352.1)
- ---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings                                                  420.1            173.8            199.5
Repayments of long-term borrowings                                                 (270.3)          (295.8)          (188.3)
Cash dividends                                                                      (96.7)           (95.4)           (95.2)
Amounts placed in trust for debt refinancing                                        (62.1)              --               --
Net (payments) proceeds of short-term borrowings                                    (58.5)             1.9              (.6)
Discontinued operations                                                                --            (23.3)            15.0
Other, net                                                                            (.2)             (.6)            (1.3)
- ---------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities                                               (67.7)          (239.4)           (70.9)
- ---------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Temporary Cash Investments                          217.6             (9.7)             3.5
Cash and temporary cash investments at beginning of year                              7.2             16.9             13.4
- ---------------------------------------------------------------------------------------------------------------------------
Cash and Temporary Cash Investments at End of Year                                $ 224.8          $   7.2          $  16.9
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                  -----------------------------------------

The accompanying notes are an integral part of these financial statements.

Southern New England Telecommunications Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION    The consolidated financial statements of the Southern
New England Telecommunications Corporation (the "Corporation") are in conformity with generally accepted accounting principles and, for its telephone operating subsidiary, The Southern New England Telephone Company (the "Telephone Company") with accounting prescribed for telephone operating companies by the Federal Communications Commission ("FCC") and the Connecticut Department of Public Utility Control ("DPUC"). Substantially all of the Corporation's operations and customer base are located in the state of Connecticut.
      The consolidated financial statements include the accounts of the Corporation, all wholly owned subsidiaries and partnerships in which the Corporation effectively has control. Material investments in which the Corporation holds a 50% or less interest and in which the Corporation can exercise influence are reported on an equity basis. All other investments are reported at cost, which approximates market value.
      In accordance with industry practice and Statement of Financial Accounting Standards ("SFAS") No. 71 "Accounting for the Effects of Certain Types of Regulation," revenues of the Corporation's non-telephone businesses attributable to transactions with the Telephone Company's regulated operations have not been eliminated in the accompanying consolidated financial statements. Revenues of the Telephone Company earned from providing tariffed telephone services to its non-telephone businesses also have not been eliminated. All other significant intercompany transactions and accounts have been eliminated.

ACCOUNTING CHANGES    The Corporation implemented SFAS No. 106 "Employers'
Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 112 "Employers' Accounting for Postemployment Benefits" and SFAS No. 109 "Accounting for Income Taxes" effective January 1, 1993. The cumulative effect of these accounting changes as of January 1, 1993 resulted in a one-time, non-cash charge that reduced 1993 net income and earnings per common share reported in the consolidated statement of income by $220.2 million and $3.46, respectively.

REVENUE RECOGNITION    Revenues are recognized when earned regardless of the
period in which billed. Revenues for directory advertising are recognized over the life of the related directory, normally one year.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION    Regulatory authorities require
the Telephone Company to provide for a return on capital invested in certain new telephone plant while under construction by including an allowance for funds used during construction ("AFUDC"), which includes both an interest and equity return component, as an item of income during the construction period and as an addition to the cost of the plant constructed. Such income is not realized in cash currently but will be realized over the service life of the related plant as the resulting higher depreciation expense is recovered in the form of increased revenues.

DEPRECIATION AND AMORTIZATION    The provision for depreciation for interstate
telephone plant is based on the FCC approved equal life group ("ELG") straight-line depreciation method using a remaining-life formula on a phased-in basis which began in 1982. Vintages of interstate plant in service prior to the phase in of ELG are being depreciated using a composite vintage group method. For intrastate plant, the DPUC approved ELG for 1993 vintages and subsequent periods. Vintages of intrastate plant in service prior to 1993 are being depreciated using a composite vintage group method.
      Property and equipment other than telephone plant are depreciated primarily using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital leases are generally amortized over the life of the lease using the straight-line method.

INCOME TAXES    The Corporation files a consolidated federal income tax return and, where allowable, combined state income tax returns. Effective January 1, 1993, the Corporation changed the method of computing income taxes from the deferred method under Accounting Principles Board ("APB") Opinion No. 11 to the liability method with the adoption of SFAS No. 109. Under the liability method, deferred tax assets and liabilities are determined based on all temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted rates. Additionally, under SFAS No. 109, the Corporation may recognize deferred tax assets if it is more likely than not that the benefit will be realized.

      Depreciation for income tax purposes is generally based upon accelerated methods and shorter lives causing such depreciation to be greater during the early years of telecommunications plant, property and equipment life than the depreciation charges for such assets reflected in these financial statements. The accumulated net tax effects of these and other temporary differences are recorded as deferred income taxes in the accompanying consolidated balance sheet.
      Investment tax credits realized in prior years by the Telephone Company are being amortized as a reduction to income taxes over the life of the related plant that gave rise to the credits.

(LOSS) EARNINGS PER COMMON SHARE    (Loss) earnings per common share are
computed by dividing consolidated net (loss) income applicable to common stock by the weighted average number of common shares outstanding during the period. Effective in 1993, in accordance with the adoption of SFAS No. 109, the Corporation no longer adds the tax benefit of dividends declared on shares held by the Corporation's Employee Stock Ownership Plan ("ESOP") back to consolidated net (loss) income to compute (loss) earnings per common share. However, under SFAS No. 109, the tax benefit relating to dividends declared on allocated shares held by the ESOP is recorded as a reduction to income taxes and therefore is included in the calculation of (loss) earnings per common share.

CASH AND TEMPORARY CASH INVESTMENTS    Cash and temporary cash investments are
stated at cost, which approximates market value, and include amounts that are readily convertible into cash and are not subject to significant risk from changes in interest rates. Temporary cash investments that have a maturity of 90 days or less are considered cash equivalents for purposes of the consolidated statement of cash flows. The Corporation records payments made by draft as accounts payable until the banks honoring the drafts have presented them for payment.

MATERIALS, SUPPLIES AND INVENTORIES    Materials and supplies, which are carried
at original cost, are primarily for the construction and maintenance of telephone plant. Inventories, principally telephone systems and telephone sets, are carried at the lower of weighted average cost or market value.

TELECOMMUNICATIONS PLANT, PROPERTY AND EQUIPMENT    Telecommunications plant,
property and equipment is stated at original cost less accumulated depreciation and includes certain employee-benefit costs and payroll taxes applicable to self-constructed assets. The cost of depreciable telephone plant retired, net of removal costs and salvage, is charged to accumulated depreciation. When depreciable property and equipment other than telephone plant are sold or retired, the resulting gain or loss is recognized currently as an element of income. Replacements, renewals and betterments of telecommunications plant, property and equipment that materially increase an asset's usefulness or remaining life are capitalized. Minor replacements and all repairs and maintenance are charged to expense.

DEFERRED CHARGES    Regulatory authorities require or permit the exclusion of
certain costs of the Telephone Company from entering into ratemaking when they are incurred. When such costs will be recovered through future rates, the Telephone Company records these costs as deferred charges. In accordance with this practice, deferred charges include the Telephone Company's 1990 final gross earnings tax payment, which is being amortized over ten years through 1999 and accrued but unexpensed compensated absences at December 31, 1987, which are being amortized over ten years through December 31, 1997. Amortization of these costs is on a straight-line basis.

LEASE NOTES RECEIVABLE    Direct-financing and leveraged lease contracts as
defined by SFAS No. 13, "Accounting for Leases," as amended, are accounted for by recording on the consolidated balance sheet the total minimum lease payments receivable, plus the estimated residual value, less the unearned lease income and, for leveraged leases, less the associated aggregate non-recourse debt obligation. The unearned lease income for direct-financing leases represents the excess of total minimum lease payments, plus estimated residual value expected to be realized, over the cost of the related equipment. For leveraged leases, the unearned income reflects the net positive cash flow to be generated from the lease.

EMPLOYEE STOCK OWNERSHIP PLAN    In accordance with accounting practices
applicable to leveraged employee stock ownership plans, debt of the ESOP that has been guaranteed by the Corporation is recorded on the consolidated balance sheet as long-term debt and as a reduction of stockholders' equity. As the ESOP repays the debt, a corresponding reduction in long-term debt and an increase in stockholders' equity is recorded.

NOTE 2: FINANCIAL DATA ON SUBSIDIARIES
      The Corporation derives substantially all of its revenues from the telecommunications service industry by providing network services, communications systems, information management services, long-distance, directory publishing, advertising, cellular mobile phone, and paging services. During 1993, 1992 and 1991, revenues earned from providing services to American Telephone and Telegraph Company ("AT&T") accounted for approximately 12.3%, 12.1% and 12.9%, respectively, of telephone operating revenues and 10.8%, 11.1% and 11.6%, respectively, of consolidated revenues and sales.
      A summary of the Telephone Company's operations, prepared from financial statements included in its Annual Report on Form 10-K, is presented as follows:

CONDENSED STATEMENT OF (LOSS) INCOME

DOLLARS IN MILLIONS,
FOR THE YEARS ENDED
DECEMBER 31,                         1993        1992        1991
- -----------------------------------------------------------------
Operating revenues               $1,442.4    $1,402.6    $1,393.6
Operating expenses(1)             1,448.5     1,062.6     1,097.1
- -----------------------------------------------------------------
Operating (Loss) Income              (6.1)      340.0       296.5
Interest expense                     68.0        72.4        75.2
Other (expense) income, net           (.8)        1.5         2.4
Income taxes                        (43.9)      108.6        92.8
- -----------------------------------------------------------------
(Loss) Income Before
       Extraordinary Charge and
       Accounting Change            (31.0)      160.5       130.9
Extraordinary charge from early
       extinguishment of debt,
       net of related taxes of
       $38.0, $2.0 and $1.7,
       respectively                  44.0         2.7         2.2
Accounting change  cumulative
       effect to January 1,
       1993                          (6.5)         --          --
- -----------------------------------------------------------------
Net (Loss) Income(1)             $  (81.5)   $  157.8    $  128.7
- -----------------------------------------------------------------

CONDENSED BALANCE SHEET

DOLLARS IN MILLIONS, AT DECEMBER 31,           1993        1992
- ---------------------------------------------------------------
Current assets                             $  594.2    $  354.4
Telephone plant, net                        2,610.6     2,620.9
Deferred charges and other assets             265.7       148.9
- ---------------------------------------------------------------
Total Assets                               $3,470.5    $3,124.2
- ---------------------------------------------------------------
Current liabilities(2)                     $  681.0    $  402.9
Long-term obligations                         746.1       760.5
Other liabilities and deferred
       credits(2)                             940.1       666.0
Stockholder's equity                        1,103.3     1,294.8
- ---------------------------------------------------------------
Total Liabilities and Stockholder's
       Equity                              $3,470.5    $3,124.2
- ---------------------------------------------------------------

(1) Includes a $335.0 million before-tax charge for restructuring that reduced net income by $192.7 million.
(2) Includes the liability for restructuring of which the current portion is $103.0 million and the long-term portion is $232.0 million.

      Information on the Corporation's operations, exclusive of discontinued operations and the Telephone Company's regulated operations, is summarized as follows:

DOLLARS IN MILLIONS,
FOR THE YEARS ENDED DECEMBER 31,        1993      1992      1991
- ----------------------------------------------------------------
SALES
Cellular operations(1)                $ 70.1    $ 56.9    $ 50.6
Business Communications(2)              56.9      93.2      95.3
SNET Diversified Group, Inc.            58.4      47.1      47.7
SNET Real Estate, Inc.                  13.6      13.9      13.1
All others(3)                            7.8      16.0      14.4
Intercompany eliminations               (1.6)     (8.5)     (8.8)
- ----------------------------------------------------------------
Total Sales                           $205.2    $218.6    $212.3
- ----------------------------------------------------------------
NET INCOME (LOSS)
Cellular operations(1)                $  4.0    $  4.0    $  2.2
Business Communications(2)              (4.5)     (1.2)     (7.3)
SNET Diversified Group, Inc.             7.9      11.5       9.4
SNET Real Estate, Inc.                   (.5)      (.5)     (1.0)
All others(3)                          (30.0)    (18.5)    (10.7)
- ----------------------------------------------------------------
Combined Net Loss                     $(23.1)   $ (4.7)   $ (7.4)
- ----------------------------------------------------------------
DOLLARS IN MILLIONS, AT DECEMBER 31,    1993      1992      1991
- ----------------------------------------------------------------
Combined Assets                       $282.4    $254.2    $241.0
- ----------------------------------------------------------------

(1) Cellular operations consist of the Corporation's wholesale and retail cellular businesses, SNET Cellular, Inc. ("Cellular") and SNET MobileCom, Inc. ("MobileCom"), net of intercompany amounts.
(2) For comparative purposes, 1991, 1992 and the first quarter of 1993 results of SNET Systems, Inc. ("Systems") are shown with Business Communications.
(3) For 1991 and 1992, all others include SNET Premium Services, SNET Paging, Inc. ("Paging"), SNET America, Inc. and Parent Company operations. For 1993, SNET Premium Services is included with SNET Diversified Group, Inc. ("Diversified Group").

      In April 1993, Systems and AT&T entered into an agreement whereby AT&T assumed product support and maintenance for Systems' customers who own or rent their Private Branch Exchange ("PBX") equipment. This agreement is part of the implementation of the reorganization of Systems' operations announced in January 1993 and is in line with the Corporation's strategy to focus on the Telephone Company's central-office based solutions. The Corporation, through its new division, Business Communications, a part of Diversified Group, will continue to offer and maintain certain key products that are complementary to central-office based solutions.
      On October 20, 1993, TNI Associates, Inc. ("TNIA"), formerly SNET Paging Acquisition Corporation, a wholly owned subsidiary of Paging, purchased the remaining 50.5% partnership interest in the net assets of TNI Associates (the "TNI Partnership") from Telecommunications Network, Inc.

The TNI Partnership business purchased by TNIA operates a wide-area paging network covering the seaboard area from metropolitan New York to southern New Jersey and Philadelphia. The purchase price totaling $21.9 million consists of $3.7 million of cash, the assignment of $.9 million of promissory notes and other assets, and the assumption of $17.3 million of the TNI Partnership's debt. TNIA has recorded $7.2 million of goodwill, which is being amortized over 15 years. TNIA's share of the partnership income is shown on the equity method prior to purchase and was fully consolidated beginning on the October 20, 1993 purchase date. If the purchase had occurred on January 1, 1993, 1993 consolidated revenues, loss from continuing operations before income taxes, extraordinary charge and accounting changes and consolidated net loss would have been $1,663.9 million, $(87.3) million and $(317.8) million, respectively. If the purchase had occurred on January 1, 1992, 1992 consolidated revenues, income from continuing operations before income taxes and extraordinary charge and net income would have been $1,624.2 million, $260.4 million and $149.2 million, respectively.
      SNET Real Estate, Inc. ("Real Estate") revenues include amounts attributable to leasing transactions with affiliates. These revenues totaled $10.3 million, $11.2 million and $9.4 million for 1993, 1992 and 1991, respectively.
      Real Estate's total assets were $71.5 million and $84.8 million at December 31, 1993 and 1992, respectively. Total assets were comprised primarily of land, buildings and equipment that were $65.2 million and $70.5 million at December 31, 1993 and 1992, respectively. Total liabilities were $68.7 million and $82.0 million at December 31, 1993 and 1992, respectively. Included in total liabilities was long-term debt of $43.2 million and $65.1 million at December 31, 1993 and 1992, respectively.
      Real Estate is a lessor of real property under operating leases. Future minimum receipts under third-party operating leases for Real Estate at December 31, 1993 are as follows (in millions):

                                                       OPERATING
     YEAR                                                 LEASES
- --------------------------------------------------------------------
     1994                                                   $2.3
     1995                                                    2.2
     1996                                                    1.5
     1997                                                    1.4
     1998                                                     .6
     Thereafter                                               --
- --------------------------------------------------------------------
     Total                                                  $8.0
- --------------------------------------------------------------------

NOTE 3:    EMPLOYEE BENEFITS

SEPARATION OFFERS    As part of the bargaining-unit contract negotiated in
August 1992, pension benefits for bargaining-unit employees were enhanced. Also, as part of the contract, employees electing to retire or terminate their employment between December 15, 1992 and February 16, 1993 were offered an early retirement incentive offer, Special Pension Option ("SPO"). Most employees electing to retire or terminate left the Corporation by March 19, 1993, with the remainder having left by September 17, 1993. Approximately 570 employees accepted the early retirement offer. The Corporation recorded a before-tax $6.5 million pension gain in 1993 as a result of this SPO.
      In May 1991, the Corporation announced the 1991 Voluntary Separation Option Plan ("VSOP") for substantially all bargaining-unit employees. Of the total number of bargaining-unit employees approximately 7% accepted the VSOP and left the Corporation by September 1991. In July 1991, the Corporation announced a separation offer, the Voluntary Management Offer ("VMO"), for substantially all management employees with at least one year of service. Of the total number of management employees approximately 14% accepted the VMO and left the
Corporation by December 31, 1991.   As a result of these offers, the Corporation
recorded a before-tax charge of $38.0 million in 1991 consisting of $19.6 million in severance costs and $18.4 million in pension costs. On an after-tax basis, the charge reduced 1991 consolidated net income and earnings per common share by $21.6 million and $.35, respectively.

PENSION PLANS    The Corporation sponsors several non-contributory, defined benefit pension plans: one for management employees and one for bargaining-unit employees; and two supplementary non-qualified, unfunded plans, one for executives and one for non-employee directors. Benefits for management employees are based on an adjusted career average pay plan. Benefits for bargaining-unit employees are based on years of service and pay during 1987 to 1991 as well as a cash balance component. Benefits for the supplementary plans are based on years of service and average eligible pay for executives and final annual retainer for non-employee directors.
      Funding of the management and bargaining-unit plans is achieved through irrevocable contributions made to a trust fund. Plan assets consist primarily of listed stocks, corporate and governmental debt, and real estate. The Corporation's policy is to fund pension cost for these plans in conformity with the Employee Retirement Income Security Act of 1974 using the aggregate cost method. For purposes of determining contributions, the assumed investment earnings rate on plan assets was 8.5% in 1993 and declines to 6.0% by 1998.
      Pension (income) cost for all plans, computed using the projected unit credit actuarial method, for 1993, 1992 and 1991 includes the following components:

DOLLARS IN MILLIONS,
FOR THE YEARS ENDED DECEMBER 31,     1993        1992        1991
- -----------------------------------------------------------------
Service cost                      $  28.5    $   25.9    $   26.5
Interest cost on projected
        benefit obligation          103.0       100.3        96.0
Amortizations and deferrals, net    131.4       (44.4)      177.1
Positive return on plan assets     (262.5)      (83.1)     (298.3)
Settlement gain                     (20.0)         --          --
Costs relating to special
        termination benefits         13.5          --        18.4
- -----------------------------------------------------------------
Net Pension (Income) Cost         $  (6.1)   $   (1.3)   $   19.7
- -----------------------------------------------------------------

      The increase in pension income for 1993 is due primarily to the net effect of a settlement gain and charges for special termination benefits associated with the SPO that resulted in a one-time net gain of $6.5 million in 1993. Pension expense decreased in 1992 compared with 1991 due primarily to the absence of the $18.4 million one-time charge for special termination benefits relating to the VMO in 1991 and an increase in the discount rate from 7.25% in 1990 to 7.50% in 1991.
      The following table sets forth the plans' funded status:

DOLLARS IN MILLIONS, AT DECEMBER 31,          1993        1992
- --------------------------------------------------------------
Actuarial present value of
       accumulated benefit
       obligation, including vested
       benefits of $1,240.3 and
       $1,190.6, respectively             $1,337.9    $1,297.7
- --------------------------------------------------------------
Plan assets at fair value                 $1,894.1    $1,758.6
Less: Actuarial present value of
      projected benefit obligation         1,543.7     1,426.6
- --------------------------------------------------------------
Assets in excess of projected benefit
       obligation                            350.4       332.0
Add:  Unrecognized prior service costs       176.5       191.3
Less: Unrecognized transition asset          193.2       220.2
      Unrecognized net
               gain since date of
               initial application           329.9       306.2
      Adjustment required
               to recognize minimum
               liability                       4.1         3.3
- --------------------------------------------------------------
Accrued Pension Cost                      $    (.3)   $   (6.4)
- --------------------------------------------------------------

      The following assumptions were used to calculate the plans' funded status:

AT DECEMBER 31,                      1993      1992      1991
- -------------------------------------------------------------
Discount rate for projected
       benefit obligation            7.00%     7.50%     7.50%
Expected rate of increase in
       future management
       compensation levels           4.50%     4.50%     4.50%
Expected long-term rate of
       return on plan assets         8.00%     8.00%     8.00%
- -------------------------------------------------------------

      When it is economically feasible to do so, the Corporation amends periodically the benefit formulas under its pension plans. Accordingly, pension cost has been determined in such a manner as to anticipate that modifications to the pension plans would continue in the future.
POSTRETIREMENT HEALTH CARE BENEFITS    The Corporation provides health care
benefits for retired employees. Substantially all of the Corporation's employees may become eligible for these benefits if they retire with a service pension. In addition, an employee's spouse and eligible dependents may be eligible for health care benefits. Effective July 1, 1996, all bargaining-unit employees who retire after December 31, 1989 and all management employees who retire after December 31, 1991 may have to share with the Corporation the premium costs of postretirement health care benefits if these costs exceed certain limits.
      Prior to January 1, 1993, these benefits were recognized as an expense only when paid (referred to as the "pay-as-you-go" method). In 1991, in accordance with a DPUC decision in a rate proceeding for the Telephone Company, the Corporation began to fund the postretirement health care benefits. These costs have been contributed to Voluntary Employee Beneficiary Association ("VEBA") trusts. The Corporation's funding policy with regard to health care costs has been to contribute an amount equal to the service and interest cost of active employees, subject to tax deductible limits, in order to contain the growth of the unfunded postretirement health care liability. Based on the DPUC's July 7, 1993 general rate award decision, the Corporation contributed additional amounts to the VEBAs in the fourth quarter of 1993. The additional amounts began to fund the accumulated liability.
      Effective January 1, 1993, the Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires that employers accrue, during the years an employee renders service, the expected cost, based on actuarial valuations, of health care and other non-pension benefits provided to retirees and their eligible dependents. With the adoption of SFAS

No. 106, the Corporation elected to record immediately the accumulated postretirement benefit obligation in excess of the fair value of plan assets ("transition obligation") as a change in accounting principle. The cumulative effect of this accounting change decreased 1993 net income and earnings per common share reported in the consolidated statement of income by $215.9 million and $3.39, respectively.
      The Corporation's postretirement benefit cost for 1993 includes the following components:

DOLLARS IN MILLIONS,
FOR THE YEAR ENDED DECEMBER 31,                          1993
- -------------------------------------------------------------
Service cost                                          $   5.3
Interest cost of accumulated benefit obligation          32.0
Positive return on plan assets                          (13.1)
Amortizations and deferrals, net                          6.5
- -------------------------------------------------------------
Net Postretirement Benefit Cost                       $  30.7
- -------------------------------------------------------------

      The expected long-term rate of return on plan assets for 1993 is 8.0% for bargaining-unit health and 7.5% for management health trusts. The assumed health care cost trend rate used to measure the expected cost of these benefits in 1993 is 10.9% and declines to 6.8% by 2001. A one percentage point increase in the assumed health care cost trend rate would have increased the 1993 net postretirement benefit cost by approximately $2 million and would have increased the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $26 million. In 1992 and 1991, the pay-as-you-go expense combined with the VEBA contributions amounted to $32.4 million and $25.2 million, respectively.

      The following table sets forth the plans' funded status:

DOLLARS IN MILLIONS, AT DECEMBER 31,                     1993
- -------------------------------------------------------------
Accumulated postretirement benefit obligation:
        Retirees                                      $ 364.6
        Fully eligible active plan participants          27.4
        Other active plan participants                   96.2
- -------------------------------------------------------------
Total Accumulated Postretirement Benefit Obligation     488.2
Plan assets at fair value                              (107.1)
- -------------------------------------------------------------
Accumulated Postretirement Benefit Obligation in
        Excess of Plan Assets                           381.1
Unrecognized net gain                                    31.8
- -------------------------------------------------------------
Accrued Postretirement Benefit Obligation             $ 349.3
- -------------------------------------------------------------

      The following assumptions were used to calculate the plans' funded status:

AT DECEMBER 31,                                         1993
- ------------------------------------------------------------
Discount rate for projected benefit obligation          7.00%
Expected rate of increase in future compensation
       levels                                           4.50%
- ------------------------------------------------------------

POSTEMPLOYMENT BENEFITS    Effective January 1, 1993, the Corporation adopted
SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to accrue benefits provided to former or inactive employees after employment but before retirement. These benefits include workers' compensation, disability benefits and health care continuation coverage for a limited period of time after employment. The standard generally requires that these benefits be accrued as earned where the right to the benefits accumulates or vests. The cumulative effect of this accounting change reduced 1993 net income and earnings per common share reported in the consolidated statement of income by $7.1 million and $.11, respectively. Health care continuation costs, which do not vest, continue to be paid from company funds and are expensed when paid.

EMPLOYEE STOCK OWNERSHIP PLAN    The Corporation has established a leveraged
ESOP for substantially all employees as part of its existing savings plans. Under the ESOP, the Corporation's matching contributions are invested entirely in common stock of the Corporation and are held by the ESOP.
      In January 1990, the Corporation loaned the ESOP $10.0 million and in February 1990, the ESOP borrowed an additional $110.0 million, which the Corporation guaranteed, through a third party. The proceeds of the $10.0 million loan were used to acquire common stock of the Corporation through open market purchases. The proceeds of the $110.0 million loan were used to purchase both unissued common stock and treasury stock from the Corporation. The Corporation periodically makes cash payments to the ESOP that, together with dividends received on shares held by the ESOP, are used to make interest and principal payments on both loans.

      ESOP expense and ESOP trust activity are as follows:

DOLLARS IN MILLIONS,
FOR THE YEARS ENDED DECEMBER 31,          1993     1992     1991
- ----------------------------------------------------------------
Compensation expense                     $16.5    $17.0    $17.6
Interest expense incurred                  9.0      9.8     10.6
Dividends declared on ESOP shares         (5.4)    (5.4)    (5.4)
Interest income earned                     (.8)     (.8)     (.9)
- ----------------------------------------------------------------
Total Expense                            $19.3    $20.6    $21.9
- ----------------------------------------------------------------
Dividends Used for Debt Service          $ 5.4    $ 5.4    $ 5.4
- ----------------------------------------------------------------
Cash Contributions Used for Debt
       Service                           $13.2    $13.1    $13.1
- ----------------------------------------------------------------

NOTE 4:    INCOME TAXES

      Effective January 1, 1993, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 resulted in recording tax benefits, primarily associated with the effects of lower federal and state tax rates, applicable to the Corporation's non-telephone businesses. The cumulative effect of this accounting change increased consolidated net income by $2.8 million or $.04 per common share.
      As required under SFAS No. 109, and in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Telephone Company has a regulatory asset of $71.0 million (recorded in Deferred charges, leases and other assets) related to the cumulative amount of income taxes on temporary differences previously flowed through to ratepayers. These amounts related principally to capitalization of certain general overhead, taxes and payroll-related construction costs for financial statement purposes. In addition, the Telephone Company has a regulatory liability of $98.9 million (recorded in Other liabilities and deferred credits) relating to future tax benefits to be flowed back to ratepayers associated with unamortized investment tax credits and decreases in both federal and state statutory tax rates. Both the regulatory asset and liability are recognized over the regulatory lives of the related taxable bases concurrent with the realization in rates, except for the liability related to intrastate excess state tax rates, which in accordance with the DPUC final decision issued on July 7, 1993, will be returned to ratepayers over three years. This method is a more accelerated turnaround than the normal recognition period.

      Income tax (benefit) expense includes the following components:

DOLLARS IN MILLIONS,
FOR THE YEARS ENDED DECEMBER 31,         1993      1992     1991
- ----------------------------------------------------------------
FEDERAL
Current                                $ 57.1    $ 66.0    $67.8
Deferred                                (87.7)     13.0     (8.6)
Investment tax credits, net             (10.5)     (7.3)    (7.2)
- ----------------------------------------------------------------
        Total Federal                   (41.1)     71.7     52.0
- ----------------------------------------------------------------
STATE
Current                                  27.0      30.5     29.1
Deferred                                (30.1)      8.0      4.8
- ----------------------------------------------------------------
        Total State                      (3.1)     38.5     33.9
- ----------------------------------------------------------------
Total Income Taxes                     $(44.2)   $110.2    $85.9
- ----------------------------------------------------------------

      Deferred income tax (benefit) expense results primarily from temporary differences involving accelerated tax depreciation and shorter tax lives for income tax purposes offset by the 1993 accrual for the restructuring charge, which was deductible for financial statement purposes but not for tax. In August 1993, the federal corporate income tax rate increased from 34.0% to 35.0%, retroactive to January 1, 1993. In addition, the enacted state corporate income tax rate will be gradually reduced from the current 11.5% to 10.0% by January 1, 1998. The net impact of these changes in the enacted tax rates was not material to total income taxes or to net deferred tax liabilities.
      The Corporation had unused alternative minimum tax credits of $3.6 million as of December 31, 1993. The credits were the result of the Corporation being subject to the alternative minimum tax in 1991 and 1990. For financial statement purposes, unused alternative minimum tax credits have been applied as a reduction to deferred income taxes. For income tax purposes, a credit of $11.6 million was applied as a reduction to regular income tax in 1993, and remaining unused credit carry-overs are available to offset regular income tax in future years.
      The effective federal income tax rates varied from the statutory federal rates for the reasons set forth below:

FOR THE YEARS ENDED DECEMBER 31,         1993      1992      1991
- ---------------------------------------------------------------------
Statutory federal rate                  (35.0)%    34.0%     34.0%
a.   State income taxes, net of
     federal income tax effect.          (2.3)      9.4      10.7
b.   Temporary differences associated
     with depreciation on certain
     general overhead, taxes and
     payroll-related construction
     costs and AFUDC.                     7.2       1.6       2.3
c.   Amounts currently included in
     taxable income for which
     deferred taxes were provided in
     prior years at tax rates greater
     than the statutory tax rate
     (Telephone Company only).          (12.8)     (2.1)     (2.9)
d.   Amortization of investment tax
     credits over the life of the
     plant that gave rise to the
     credits. Such amortization
     reduced income tax expense for
     the years 1991 through 1993 by
     the amounts shown in Note 13.      (11.9)     (2.7)     (3.4)
e.   Prior years' tax adjustments.        2.2        .6        .7
f.   Other differences, net.              2.3        .1       (.3)
- ---------------------------------------------------------------------
Effective Rate                          (50.3)%    40.9%     41.1%
- ---------------------------------------------------------------------

      Consolidated deferred income tax liabilities (assets) are composed of the following at December 31, 1993 (in millions):

TAX EFFECT OF TEMPORARY DIFFERENCES FOR:
- -------------------------------------------------------------
Depreciation                                          $ 491.0
Items previously flowed through to ratepayers            71.0
Leveraged leases                                         32.2
Deferred gross earnings tax                              19.1
Postretirement benefits other than pensions            (145.5)
Restructuring charge                                   (102.8)
Unamortized investment tax credits                      (37.0)
Other                                                    (8.9)
Asset valuation allowances                                1.9
- -------------------------------------------------------------
Net Deferred Income Tax Liabilities  Long -Term       $ 321.0
- -------------------------------------------------------------

      The asset valuation allowance of $1.9 million applies to state and local net operating loss carryforwards that may expire before the Corporation can utilize them. There was no net change in the valuation allowance during 1993. The allowance will continue to be evaluated based on evidence of the realization of all deferred tax assets.

NOTE 5: RESTRUCTURING CHARGE

      In December 1993, the Corporation announced a business restructuring program designed to reduce costs. The program includes costs that will be incurred for work force reductions involving approximately 2,500 employees over the next two to three year period including those that began in January 1994. The charge also includes the incremental costs of analyzing and implementing reengineering solutions; designing and developing new processes and tools to continue the Corporation's provision of excellent service; and the training of employees to help them keep pace with the changes the Corporation is implementing to streamline its business and meet the changing demands of customers. The estimated costs of this restructuring program of $355.0 million are shown as a separate line item in the consolidated statement of income and resulted in an after-tax charge of $204.2 million, or $3.21 per common share, to continuing operations.

NOTE 6: OBLIGATIONS MATURING WITHIN ONE YEAR

      Obligations maturing within one year, which include notes payable used to meet temporary cash needs, consist of the following:

DOLLARS IN MILLIONS,
FOR THE YEARS ENDED DECEMBER 31,         1993     1992      1991
- ----------------------------------------------------------------
Current portion of long-term debt      $290.0    $25.6    $109.7
Commercial paper                           --     56.9      50.8
Current portion of capital lease
       obligations                         --       .3        .5
- ----------------------------------------------------------------
Total Obligations Maturing Within One
       Year                            $290.0    $82.8    $161.0
- ----------------------------------------------------------------

      Additional information regarding commercial paper outstanding during the year is as follows:

DOLLARS IN MILLIONS,
FOR THE YEARS ENDED DECEMBER 31,        1993      1992      1991
- ----------------------------------------------------------------
Average amount outstanding during
       the year (based on daily
       amounts)                       $ 49.0    $104.2    $122.4
- ----------------------------------------------------------------
Weighted average interest rate
       during the year (based on
       daily amounts)                   3.20%     4.04%     6.08%
- ----------------------------------------------------------------
Maximum amount outstanding at any
       month's end during the year    $120.4    $135.4    $196.4
- ----------------------------------------------------------------
Weighted average interest rate at
       year end                           --      3.29%     4.92%
- ----------------------------------------------------------------

NOTE 7: LEASE OBLIGATIONS

      The Corporation has entered into both capital and operating leases for facilities and equipment used in its operations. Rental expense under operating leases was $35.2 million, $39.8 million and $37.8 million for 1993, 1992 and 1991, respectively. Aggregate future minimum rental commitments under third-party, noncancelable operating leases at December 31, 1993, were as follows (in millions):

                                                      OPERATING
YEAR                                                     LEASES
- ---------------------------------------------------------------
1994                                                      $13.5
1995                                                       12.8
1996                                                       11.5
1997                                                       10.1
1998                                                        9.5
Thereafter                                                 35.1
- ---------------------------------------------------------------
Total Minimum Lease Payments                              $92.5
- ---------------------------------------------------------------

      Future minimum lease payments under capital leases as of December 31, 1993 were $.1 million through 1998 and $.3 million thereafter. Included in the total $.4 million minimum lease payments is $.3 million, which represents future interest.

NOTE 8:   LONG-TERM OBLIGATIONS

      The components of long-term obligations at December 31 are as follows:

DOLLARS IN MILLIONS       INTEREST RATES       1993        1992
- ---------------------------------------------------------------
Debentures                4.38% to 5.75%   $   45.0    $   90.0
                                   8.63%      200.0       200.0
- ---------------------------------------------------------------
Total Debentures                              245.0       290.0
- ---------------------------------------------------------------
Unsecured notes           6.13% to 8.00%      715.0       290.0
                          8.59% to 9.63%      140.0       315.0
- ---------------------------------------------------------------
Total Unsecured Notes                         855.0       605.0
- ---------------------------------------------------------------
Guaranteed Debt of
       ESOP                        9.35%       86.8        95.3
- ---------------------------------------------------------------
Mortgage Notes           9.14% to 10.25%       53.4        66.9
- ---------------------------------------------------------------
Bank Notes               8.50% to 10.50%       38.0        26.1
- ---------------------------------------------------------------
Total Long -Term Debt                       1,278.2     1,083.3
Unamortized discount
       and premium,
       net                                     (4.0)       (9.6)
Capital lease
       obligations                               .1          .5
Current portion of
       long-term
       obligations                           (290.0)      (25.9)
- ---------------------------------------------------------------
Total Long -Term
       Obligations                         $  984.3    $1,048.3
- ---------------------------------------------------------------

      Maturities of long-term debt outstanding at December 31, 1993 by type of obligation are as follows
(in millions):

                              UNSECURED       GUARANTEED     MORTGAGE      BANK
MATURITIES     DEBENTURES         NOTES     DEBT OF ESOP        NOTES     NOTES        TOTAL
- --------------------------------------------------------------------------------------------
1994               $200.0     $    70.0         $    9.2        $10.2     $  .6     $  290.0
1995                   --          20.0             10.1          1.7        .5         32.3
1996                   --          20.0             11.1          2.0        .5         33.6
1997                   --            --             12.2          2.2        .5         14.9
1998                   --            --             13.3          2.3        .4         16.0
1999-2008            45.0         420.0             30.9         35.0      31.9        562.8
2009-2018              --            --               --           --       3.6          3.6
Thereafter             --         325.0               --           --        --        325.0
- --------------------------------------------------------------------------------------------
Total              $245.0        $855.0            $86.8        $53.4     $38.0     $1,278.2
- --------------------------------------------------------------------------------------------

      On September 15, 1993, the Telephone Company called $45.0 million of 5.750% debentures due November 1, 1996. The debentures were redeemed on November 1, 1993. The unamortized costs associated with this redemption did not result in a significant charge to the 1993 consolidated statement of income.
      On December 8, 1993, the Telephone Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") to sell up to $540.0 million in medium-term notes. On December 14, 1993, the Telephone Company announced that it would repurchase any and all of its $120.0 million of 9.625% and $100.0 million of 9.600% medium-term notes. The Telephone Company repurchased $166.5 million of these notes and on December 30, 1993, executed an "in-substance defeasance" for the remainder of the medium-term notes not repurchased. Sufficient U.S. Government securities were deposited in an irrevocable trust to cover the outstanding principal, interest and call premium payable February 15, 1995. Pursuant to this registration statement, the Telephone Company sold, on December 21, 1993, with DPUC approval: (i) $200.0 million of 6.125% notes due December 15, 2003 at 99.160 to yield 6.239%; and
(ii) $245.0 million of 7.250% notes due December 15, 2033 at 99.300 to yield 7.304%. The proceeds of the $245.0 million issue were used to repurchase the debt issues discussed previously and purchase securities placed in the irrevocable trust established for the "in-substance defeasance." On January 14, 1994, the proceeds of the $200.0 million issue were used to redeem $200.0 million of 8.625% debentures called irrevocably on December 14, 1993. The call premium, unamortized costs, defeasance premiums, and tender costs associated with these redemptions have been classified as an extraordinary charge in the 1993 consolidated statement of income. The extraordinary charge totaled $44.0 million, net of applicable tax benefits of $38.0 million, or $.69 per common share.
      On April 2, 1992, the Telephone Company filed a shelf registration statement with the SEC to sell up to $180.0 million in medium-term notes. Pursuant to this registration statement, the Telephone Company sold, on August 5, 1992, with DPUC approval, $110.0 million of 7.125% notes due August 1, 2007 at 99.317 to yield 7.200%, and $70.0 million of 7.000% notes due August 1, 2004 at face value. On September 8, 1992, the proceeds from the sale of these medium-term notes were used to redeem $65.0 million of 7.750% debentures due June 1, 2004 and $110.0 million of 8.125% debentures due May 1, 2008, both of which were called on August 6, 1992. The call premium, unamortized debt issuance costs and unamortized premium associated with the redeemed debentures have been classified as an extraordinary charge in the 1992 consolidated income statement. This charge totaled $2.7 million, net of applicable tax benefits of $2.0 million, or $.04 per common share.
      On June 20, 1991, the Corporation filed a shelf registration statement with the SEC for the sale of up to $165.0 million in debt securities with maturities ranging from three to 15 years. Pursuant to the shelf registration, the Corporation sold during the third and fourth quarters of 1991, $110.0 million of unsecured notes with interest rates ranging from 7.200% to 8.000%. These notes mature at various times through November 2001. Additional notes may be sold in one or more issues from time to time as market conditions warrant. The Corporation used the proceeds to refinance medium-term notes that matured during 1991.
      The Corporation established a bank credit facility to support its commercial paper program. Under this credit facility, the Corporation has obtained a contractual commitment to a $100.0 million line of credit provided by a syndicate of banks. At December 31, 1993, the entire $100.0 million remained available. The annual commitment fee is currently .15% of the total line of credit. Under the most restrictive terms of the credit facility, the Corporation must maintain a consolidated net worth, as defined, of at least $780 million. At December 31, 1993, consolidated net worth exceeded this amount by $74.6 million. The establishment of the line of credit will facilitate the Corporation's ability to issue commercial paper.
      Pursuant to a shelf registration filed in December 1989 with the SEC to register $300.0 million of debt securities, the Telephone Company sold, with DPUC approval, $80.0 million, the remainder of the shelf registration, of 8.700% unsecured notes in December 1991 which matures on August 15, 2031. The proceeds of the $80.0 million issue were used to redeem $80.0 million of 9.625% debentures called irrevocably on December 20, 1991. Related to this redemption, the call premium and unamortized costs associated with the called debentures have been classified as an extraordinary charge in the 1991 consolidated statement of income. The extraordinary charge totaled $2.2 million, net of applicable tax benefits of $1.7 million or $.04 per com-mon share.
      Real Estate has issued mortgage notes that are collat-eralized by the mortgaged properties. Real Estate is a 50% general partner in a real estate partnership and is contingently liable to the extent recourse liabilities exceed unrestricted assets of the partnership. At December 31, 1993, such contingent liability was approximately $4.5 million.
      TNIA has a bank note of $12.0 million. The note was assumed as part of the purchase of the remaining interest in the TNI Partnership [see Note 2]. This note is guaranteed by Paging.

NOTE 9:   DISCONTINUED OPERATIONS
      On September 9, 1992, the Corporation's Board of Directors approved a plan to withdraw from the finance business by phasing out the activities of SNET Credit, Inc. ("Credit"). As a result of this decision, previously reported financial statements have been restated to reflect the discontinuance of Credit. In connection with this plan, the Corporation recorded an estimate of the loss on the disposal of $4.0 million, net of applicable tax benefits of $1.4 million in 1992.
      During the first and second quarters of 1993, Credit sold portions of its direct-financing lease portfolio for a total of approximately $81 million in cash. The proceeds were used to pay all of its third-party debt outstanding. Due primarily to the net loss on the sales and a reevaluation of the additional direct-financing leases that will be retained, the Corporation increased the estimated loss on the disposal by $10.3 million, net of applicable tax benefits of $6.7 million, during the fourth quarter of 1993.
      Operating results of the discontinued operations were as follows:

DOLLARS IN MILLIONS,
FOR THE YEARS ENDED DECEMBER 31,               1992      1991
- -------------------------------------------------------------
Revenues                                      $17.8    $ 24.4
Costs and expenses                             18.9      19.1
- -------------------------------------------------------------
(Loss) Income Before Income Taxes              (1.1)      5.3
Income taxes                                     --       2.3
- -------------------------------------------------------------
(Loss) Income from Discontinued Operations    $(1.1)   $  3.0
- -------------------------------------------------------------

      No tax benefit was recorded on the loss for 1992 due to the uncertainty of realization of current and prior year tax losses for state tax purposes.
      Net assets of the discontinued business, excluding leases to be retained as investments, at December 31, 1992 are as follows:

                DOLLARS IN MILLIONS                     1992
- ------------------------------------------------------------
Lease notes receivable, net                           $117.1
Other current and noncurrent assets                      9.4
Long-term debt                                         (54.2)
Other current and noncurrent liabilities               (11.4)
- ------------------------------------------------------------
Net Assets of Discontinued Operations                 $ 60.9
- ------------------------------------------------------------

      The Corporation retained on an investment basis the portfolio of leveraged leases and a group of direct-financing leases. The gross investment in these leases has been recorded on the consolidated balance sheet in Deferred charges, leases and other assets. The investment in direct-financing leases are in a commercial aircraft and other equipment. Investments in leveraged leases are in a coal-fired, electric generating facility and other equipment.

The components of the lease notes receivable retained are as follows:

DOLLARS IN MILLIONS,
AT DECEMBER 31,                 1993                      1992
- -----------------------------------------------------------------------
                         DIRECT-                   DIRECT-
                       FINANCING    LEVERAGED    FINANCING    LEVERAGED
                          LEASES       LEASES       LEASES       LEASES
- -----------------------------------------------------------------------
Minimum rentals
        receivable      $  95.4       $  26.9     $  72.3       $  27.6
Unearned income           (39.2)        (18.2)      (37.0)        (21.3)
Estimated,
        unguaranteed
        residual
        value of
        leased
        assets             10.6          34.6        10.3          35.5
Initial direct costs         .3            --          .3            --
- -----------------------------------------------------------------------
Lease Notes
        Receivable      $  67.1          43.3     $  45.9          41.8
                       ---------                 ---------
Deferred taxes
        arising from
        leveraged
        leases                          (32.2)                    (28.6)
- -----------------------------------------------------------------------
Net Investment in
        Leveraged
        Leases                        $  11.1                   $  13.2
- -----------------------------------------------------------------------

      Future minimum receipts under the third-party direct-financing leases at December 31, 1993 are as follows (in millions):
                                                                         DIRECT-
                                                                       FINANCING
YEAR                                                                      LEASES
- --------------------------------------------------------------------------------
1994                                                                     $  15.4
1995                                                                         9.7
1996                                                                         7.4
1997                                                                         5.5
1998                                                                         3.7
Thereafter                                                                  53.7
- --------------------------------------------------------------------------------
Total                                                                    $  95.4
- --------------------------------------------------------------------------------

NOTE 10:   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
      SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires certain disclosures about the fair value of all financial instruments, including both assets and liabilities. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

CASH AND TEMPORARY CASH INVESTMENTS    The carrying amount approximates fair
value because of the short maturity of those instruments.

LONG -TERM INVESTMENTS The fair value of certain investments is estimated based on quoted market prices for those or similar investments.
SHORT-TERM DEBT The carrying amount of commercial paper approximates fair value because of the short maturity of those instruments. The fair value of long-term debt called in 1993 and redeemed in 1994 is estimated based on the call price for those issues.

LONG -TERM DEBT    The fair value of the Corporation's long-term debt is
estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

INTEREST RATE SWAP AGREEMENTS    The fair value of interest rate swaps (used for
hedging purposes) is the estimated amount that the Corporation would receive or
(pay) to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties.
      The estimated fair values of the Corporation's financial instruments are as follows:

DOLLARS IN MILLIONS,
AT DECEMBER 31,                 1993                   1992
- --------------------------------------------------------------------
                        CARRYING        FAIR    CARRYING        FAIR
                          AMOUNT       VALUE      AMOUNT       VALUE
- --------------------------------------------------------------------
Cash and temporary
       cash
       investments      $  224.8   $   224.8   $     7.2   $     7.2
Long-term investments        4.9        10.7         5.5         9.8
Short-term debt           (290.0)     (304.6)      (82.5)      (82.5)
Long-term debt from
       operations:
        Continuing        (984.2)   (1,024.2)   (1,048.1)   (1,104.2)
        Discontinued          --          --       (54.2)      (55.2)
Interest rate swaps           --        (1.6)         --        (2.5)
- --------------------------------------------------------------------

NOTE 11:   COMMON, PREFERRED AND PREFERENCE SHARES
      The Corporation is authorized to issue up to 300,000,000 shares of common stock at a par value of $1.00 per share ("Common Stock") as well as 2,000,000 preferred shares at a par value of $50.00 per share and 50,000,000 preference shares at a par value of $1.00 per share. No preferred or preference shares have been issued pursuant to these authorizations.

      Under a 1987 shareholders' rights plan ("Rights Plan"), as amended in 1990, each share of Common Stock has a purchase right that entitles the holder to purchase one additional share of Common Stock at an exercise price of $80.00. The rights are not exercisable or transferable apart from the Common Stock until a person or group has acquired, or has made an offer for, 20% or more of the outstanding Common Stock. In the event that a person or group acquires 20% or more of the outstanding Common Stock, each outstand-ing right, other than those held by the 20% acquirer, is entitled to purchase, at the exercise price of the rights, a number of shares of Common Stock having a market value of two times the exercise price of the right. The Rights Plan may
be amended by the Board of Directors to reduce the threshold at which the rights are triggered to not less than 10% of the then outstanding Common Stock. Additionally, if the person or group acquires the Corporation in a merger or other business combination transaction, each right will entitle the owner to purchase common stock of the acquirer having a market value of two times the exercise price of the right. The rights are redeemable at one cent each prior to public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding Common Stock. The rights expire on February 11, 1997.
      Compensation paid in the form of Common Stock for consideration other than cash, or in lieu of cash dividends, is as follows:

  DOLLARS IN MILLIONS,
  FOR THE YEARS ENDED DECEMBER 31,      1993     1992     1991
- --------------------------------------------------------------
Common shares issued under the
        Corporation's savings and
        incentive plans                $ 2.4    $ 8.1    $ 4.7
Dividends reinvested                    15.2     15.3     14.4
- --------------------------------------------------------------
Total                                  $17.6    $23.4    $19.1
- --------------------------------------------------------------

NOTE 12:   STOCK OPTION PLAN
      The SNET 1986 Stock Option Plan is a plan providing stock options and stock appreciation rights ("SARs") to certain executives at the discretion of a committee of the Board of Directors (the "Committee"). The exercise price of each option may not be less than 100% of the fair market value of the shares on the date of grant. Options are exercisable at least one year after the date of grant and have a maximum life of ten years. SARs, which may be granted in tandem with the related stock option, permit the optionee to receive in cash or shares (at the Committee's discretion) the amount by which the fair market value on the exercise date exceeds the related option price. Exercise of an option cancels the related SAR, and exercise of a SAR cancels the related option.
      Information with respect to plan activity during 1993, 1992 and 1991 is as follows:

                        OPTIONS     SHARES
                      AVAILABLE      UNDER               AVERAGE
                      FOR GRANT     OPTION       SARS      PRICE
- ----------------------------------------------------------------
Balance at 1/1/91     1,498,400    192,500    145,400    $ 30.53
Granted                 (52,550)    52,550     35,300    $ 34.34
SARs exercised               --     (6,250)    (6,250)   $ 25.82
Cancelled                15,500    (15,500)   (13,900)   $ 35.07
- -----------------------------------------------------
Balance at 12/31/91   1,461,350    223,300    160,550    $ 31.24
- -----------------------------------------------------
Granted                 (55,600)    55,600     41,000    $ 30.25
SARs exercised               --     (8,450)    (8,450)   $ 26.08
Options exercised            --     (3,700)        --    $ 26.09
Cancelled                 5,200     (5,200)    (1,400)   $ 31.18
- -----------------------------------------------------
Balance at 12/31/92   1,410,950    261,550    191,700    $ 31.27
- -----------------------------------------------------
Granted                (312,000)   312,000         --    $ 36.24
SARs exercised               --    (11,275)   (11,275)   $ 26.58
Options exercised            --     (5,000)        --    $ 29.24
Cancelled                13,250    (13,250)    (7,825)   $ 32.58
- -----------------------------------------------------
Balance at 12/31/93   1,112,200    544,025    172,600    $ 34.20
- ----------------------------------------------------------------

     At December 31, 1993, 159,925 SARs and 218,250 shares under option were exercisable. In addition, certain executives may be awarded shares based upon the attainment of performance goals over a three-year period under the SNET Long Term Incentive Plan. At the discretion of the employee, receipt of the stock may be deferred. Shares awarded under this plan and those for which receipt was deferred as of December 31, 1991 were 12,938 and 7,909, respectively. There were no shares awarded or deferred in 1992 or 1993.

NOTE 13: SUPPLEMENTAL FINANCIAL
              INFORMATION

       DOLLARS IN MILLIONS,
 FOR THE YEARS ENDED DECEMBER 31,      1993      1992      1991
- ---------------------------------------------------------------
Amortization of investment
        tax credits                  $ 10.5    $  7.3    $  6.8
- ---------------------------------------------------------------
Property and other taxes
        Property                     $ 47.6    $ 46.0    $ 48.7
        Other                          13.0      13.3       9.9
- ---------------------------------------------------------------
Total Property and Other Taxes       $ 60.6    $ 59.3    $ 58.6
- ---------------------------------------------------------------
Advertising expense                  $ 17.0    $ 14.0    $ 15.5
- ---------------------------------------------------------------

 DOLLARS IN MILLIONS,
 FOR THE YEARS ENDED DECEMBER 31,      1993      1992      1991
- ---------------------------------------------------------------
Interest expense
        Long-term obligations        $ 85.9    $ 90.3    $ 91.4
        Short-term obligations          1.6       4.3       7.5
        Other                           3.9       2.9       3.1
- ---------------------------------------------------------------
Total Interest Expense               $ 91.4    $ 97.5    $102.0
- ---------------------------------------------------------------
Interest paid, net of amounts
       capitalized                   $ 97.0    $ 93.3    $101.8
- ---------------------------------------------------------------
Income taxes paid                    $ 73.9    $ 91.8    $ 83.4
- ---------------------------------------------------------------
Cash change in operating assets
  and liabilities:
          Increase in
         accounts receivable         $(15.9)   $(21.1)   $(28.8)
          Decrease in
         inventory,
         materials and
         supplies                        .5       2.9        .6
          Increase
         (decrease) in
         accounts payable
         and compensated
         absences                       2.7       5.1     (33.9)
          Change in other
         assets and
         liabilities, net             (32.6)     17.9      11.0
- ---------------------------------------------------------------
Net Cash Change in Operating
       Assets and Liabilities        $(45.3)   $  4.8    $(51.1)
- ---------------------------------------------------------------

       DOLLARS IN MILLIONS, AT
       DECEMBER 31,                           1993        1992
- --------------------------------------------------------------
Telecommunications plant, property and
       equipment, net
        Telephone plant, at cost
                In service                $3,965.8    $3,851.9
                Under construction            74.0        70.3
- --------------------------------------------------------------
        Total Telephone Plant, at cost     4,039.8     3,922.2
        Less: Accumulated depreciation     1,429.2     1,301.3
- --------------------------------------------------------------
        Total Telephone Plant, net         2,610.6     2,620.9
        Property and equipment, net          159.5       146.5
- --------------------------------------------------------------
Telecommunications Plant, Property and
       Equipment, net                     $2,770.1    $2,767.4
- --------------------------------------------------------------
Deferred charges, leases and other
       assets
        Deferred charges                  $   61.0    $  108.8
        Leases                               110.4        87.7
        Other assets                         172.5        84.0
- --------------------------------------------------------------
Total Deferred Charges, Leases and
        Other Assets                      $  343.9    $  280.5
- --------------------------------------------------------------
Other current liabilities
        Dividends payable                 $   28.1    $   27.9
        Postretirement benefits accrued       20.4          --
        Interest accrued                      19.8        25.4
        Other current liabilities             22.1        25.5
- --------------------------------------------------------------
Total Other Current Liabilities           $   90.4    $   78.8
- --------------------------------------------------------------

NOTE 14:   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

 DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
- ---------------------------------------------------------------------------------------------------------------------------------
                                     1ST QTR                    2ND QTR                   3RD QTR                   4TH QTR
                                -------------------------------------------------------------------------------------------------
                                   1993       1992           1993       1992           1993       1992            1993       1992
                                -------------------------------------------------------------------------------------------------
REVENUES AND SALES              $ 402.3     $398.4(1)      $410.7     $404.9(1)      $414.1     $405.2         $ 426.5     $405.9
- ---------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME:
        Continuing Operations   $  36.5     $ 39.1         $ 40.9     $ 40.8         $ 48.7     $ 39.3         $(169.7)(2) $ 40.0
        Discontinued
       Operations                    --        1.0             --         .9             --       (7.0)          (10.3)        --
        Extraordinary Charge         --         --             --         --             --       (2.7)          (44.0)        --
        Cumulative Effect of
         Accounting Changes      (220.2)        --             --         --             --         --              --         --
- ---------------------------------------------------------------------------------------------------------------------------------
Consolidated                    $(183.7)    $ 40.1         $ 40.9     $ 41.7         $ 48.7     $ 29.6         $(224.0)    $ 40.0
- ---------------------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS PER COMMON
       SHARE:
        Continuing
       Operations(3)            $   .58     $  .63         $  .64     $  .66         $  .77     $  .63         $ (2.66)(2) $  .64
        Discontinued
       Operations                    --        .02             --        .01             --       (.11)           (.16)        --
        Extraordinary Charge         --         --             --         --             --       (.04)           (.69)        --
        Cumulative Effect of
         Accounting
         Changes(3)               (3.47)        --             --         --             --         --              --         --
- ---------------------------------------------------------------------------------------------------------------------------------
Consolidated                    $ (2.89)    $  .65         $  .64     $  .67         $  .77     $  .48         $ (3.51)    $  .64
- ---------------------------------------------------------------------------------------------------------------------------------

(1) Quarterly revenues and sales have been restated to reflect the discontinuance of Credit in the third quarter of 1992. In 1992, Credit's sales were $6.3 million and $6.6 million during the first and second quarters, respectively.
(2) Includes a before-tax charge of $355.0 million for restructuring that reduced net income and earnings per common share by $204.2 million or $3.21, respectively.
(3) Per common share is computed independently for each quarter and, for 1993, the sum of the quarters does not equal the annual amount.

Southern New England Telecommunications Corporation

FINANCIAL AND STATISTICAL DATA (UNAUDITED)

    DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS              1993          1992          1991          1990          1989
- ---------------------------------------------------------------------------------------------------------------------------
FINANCIAL DATA
           Revenues and sales                               $ 1,654       $ 1,614       $ 1,608       $ 1,599       $ 1,656
           Costs and expenses (excluding
             depreciation, amortization and
             interest)(1)                                   $ 1,359       $   998       $ 1,044       $ 1,041       $ 1,066
           Interest expense                                 $    91       $    97       $   102       $    95       $    70
           Income taxes                                     $   (44)      $   110       $    86       $    83       $   142
           Net (Loss) Income:
             From continuing
               operations(1)                                $   (44)      $   159       $   123       $   129       $   186
             Before extraordinary
               charge and accounting changes(1)             $   (54)      $   154       $   126       $   132       $   189
             Net (loss) income(1)                           $  (318)      $   151       $   124       $   127       $   189
           (Loss) earnings applicable to
             common shares(1)                               $  (318)      $   154       $   126       $   129       $   189
           (Loss) earnings per common
             share:
             From continuing
               operations(1)                                $  (.68)      $  2.56       $  2.01       $  2.12       $  2.99
             Before extraordinary
               charge and accounting changes(1)             $  (.84)      $  2.48       $  2.06       $  2.17       $  3.04
             Net (loss) income(1)                           $ (4.99)      $  2.44       $  2.02       $  2.08       $  3.04
           Dividends declared per common
             share                                          $  1.76       $  1.76       $  1.76       $  1.76       $  1.64
           Cash flows provided by
             operations, net                                $   479       $   504       $   427       $   377       $   422
           Telephone plant capital
             additions, excluding AFUDC                     $   255       $   277       $   295       $   342       $   354
           Depreciation expense on
             telephone plant                                $   265       $   229       $   232       $   232       $   214
           Telephone plant, net                             $ 2,611       $ 2,621       $ 2,566       $ 2,500       $ 2,378
           Total assets                                     $ 3,762       $ 3,485       $ 3,451       $ 3,361       $ 3,127
           Common stockholders' equity                      $   855       $ 1,254       $ 1,176       $ 1,128       $ 1,203
           Long-term obligations                            $   984       $ 1,048       $ 1,072       $   991       $   859
- ---------------------------------------------------------------------------------------------------------------------------
                                                            ---------------------------------------------------------------
STATISTICAL DATA
           Network access lines in
             service (thousands)                              1,964         1,937         1,922         1,904         1,875
             Annual growth                                      1.4%           .8%           .9%          1.6%          2.0%
           Intrastate toll and WATS
             messages (millions)                                524           526           516           521           523
             Annual growth                                      (.4)%         1.9%         (1.0)%         (.4)%          .8%
           Return of average total
             capital                                          (10.3)%        10.3%          9.6%          9.7%         12.0%
           Return on average common
             equity                                           (28.2)%        12.5%         10.8%         11.2%         15.8%
           Debt ratio                                          59.9%         47.4%         51.2%         51.6%         43.4%
           Pre-tax interest coverage
             (times)                                             .1           3.8           3.0           3.2           5.7
           Average total debt cost                              7.7%          7.8%          8.1%          8.4%          7.8%
           Current ratio (times)                                .82           .84           .81           .69           .89
           Average dividend yield                               4.9%          5.4%          5.5%          5.2%          4.3%
           Payout ratio                                          -- (2)      72.1%         87.1%         84.6%         53.9%
           Market price per common share:
             High                                           $38.375       $38.000       $35.875       $45.875       $46.500
             Low                                            $33.625       $28.250       $29.000       $26.000       $26.750
           Average market price per
             common share                                   $ 35.70       $ 32.70       $ 32.23       $ 34.15       $ 37.71
           Average book value per common
             share                                          $ 17.69       $ 19.49       $ 18.68       $ 18.49       $ 19.31
           Average price/earnings ratio
             (times)                                             -- (2)        13            16            16            12
           Weighted average common shares
             (thousands)                                     63,692        63,073        62,392        62,113        62,144
           Number of common stockholders                     57,352        59,089        60,619        61,862        60,242
           Depreciation expense as a
             percentage of average depreciable
             telephone plant                                    6.8%          6.1%          6.4%          6.4%          6.3%
           Telephone plant depreciated                         35.9%         34.0%         32.9%         31.8%         35.7%
           Telephone operations employees
             (excluding Directory Publishing)                 9,087         9,532         9,557        10,430        10,809
           Total employees                                   10,476        11,216        11,224        12,269        12,647
- ---------------------------------------------------------------------------------------------------------------------------
                                                            ---------------------------------------------------------------

Certain amounts have been restated to reflect the discontinuance of Credit.
(1) 1993 includes a before-tax charge of $355.0 million, $204.2 million or $3.21 per common share after tax, for a restructuring charge. 1991 includes a before-tax charge of $38.0 million, $21.6 million or $.35 per common share after tax, for the cost of employee separation plans. 1990 includes a before-tax charge of $33.8 million, $19.2 million or $.31 per common share after tax, from a reduction in the realizable value of accounts receivable.
(2) Not calculated for 1993 based upon a loss per common share. A payout ratio of 69.6% and an average price/earnings ratio of 14 were calculated excluding the loss per common share impact of the restructuring charge of $3.21, discontinued operations of $.16, extraordinary charge of $.69 and cumulative effect of accounting changes of $3.46.

Southern New England Telecommunications Corporation

INVESTOR INFORMATION
CORPORATE INFORMATION
- --------------------------------------------------------------------------------
Executive Office:
SNET
227 Church Street
New Haven, Connecticut 06510
203-771-5200

Stock Exchange Listings:
New York Stock Exchange
Pacific Stock Exchange
Symbol: SNG

Auditors:
Coopers & Lybrand
Independent Accountants
100 Pearl Street
Hartford, Connecticut 06103

SHAREHOLDER INFORMATION
- --------------------------------------------------------------------------------
Annual Meeting of Shareholders
May 11, 1994, 10:00 a.m.
SNET's General Office Building
300 George Street
New Haven, Connecticut

Shareholder Services Center
300 George Street
New Haven, Connecticut 06511
New Haven area: 771-6542
From anywhere in the continental U.S.:
1-800-243-1110

The Form 10-K or quarterly
reports may be obtained
by contacting our Shareholder
Services Center.

SECURITY ANALYSTS AND
PORTFOLIO MANAGERS
- ---------------------------------------
Direct inquiries to:
Mr. James A. Magrone,
DirectorInvestor Relations
227 Church Street
New Haven, Connecticut 06510
203-771-4662.

DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN
- --------------------------------------------------------------------------------
All owners of common stock are eligible for the plan, which allows participants to apply dividends and/or optional cash payments toward increased investment in the corporation.

Shareholders do not pay any brokerage or administrative fees when purchasing additional shares through the plan. You can obtain a prospectus and enrollment forms by contacting our Shareholder Services Center.

MARKET AND DIVIDEND DATA
- --------------------------------------------------------------------------------
Market information was obtained from the composite tape, which encompasses trading on the principal U.S. stock exchanges as well as offboard trading.

                                                  Dividends
               Market Price                       Declared
- --------------------------------------------   ---------------
Calendar      1993              1992            1993     1992
Quarter   High     Low     High      Low
- --------------------------------------------   ---------------
1st       $37     $33 3/4  $33 7/8   $29 5/8   $.44     $.44
2nd        38 3/8  33 5/8   33 3/8    28 1/4    .44      .44
3rd        37 1/8  34       34 7/8    31 1/2    .44      .44
4th        38 1/8  33 7/8   38        31 3/8    .44      .44

REPRESENTATIVE TRADEMARKS
- --------------------------------------------------------------------------------
CentraLink[SM], CentraLink 2100[SM], CentraLink 3100[SM], and Totalphone[SM] are servicemarks of The Southern New England Telephone Company.
Distance Plus[SM] is a servicemark of
SNET America, Inc. MobiLink[SM] is a registered servicemark of B-Side Carriers Limited Partnership. I-SNET[SM], SNET[Registered], We Go Beyond the
Call [Registered], and SNET 800 CustomLink[SM] are registered trademarks and servicemarks of the Southern New England Telecommunications Corporation. Advantis[TM] is a trademark of Advantis.

        [RECYCLE LOGO]
        This Annual Report is Printed on Recycled Paper.
        Copyright SNET 1994

Design: Strata Design, Photography: David Arky