Form 10-K, Exhibit 13
period 1994-12-31
SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORP
filed 1995-03-10
CIK 790650

- ------------------------
  FINANCIAL COMMENTARY
- ------------------------
  RESULTS OF OPERATIONS
- ------------------------

REVENUES AND SALES
Total revenues and sales were $1,717.0 million in 1994 compared with $1,653.6 million in 1993 and $1,614.4 million in 1992. Local service revenues, derived from the provision of local exchange, public telephone and local private line services, increased $52.1 million, or 9.2%, in 1994 and $43.7 million, or 8.4%, in 1993. In accordance with The Southern New England Telephone Company's ("Telephone Company") 1993 general rate award, changes to basic local service rates went into effect on July 9, 1993 and July 9, 1994 resulting in increased local service revenues [see Regulatory Matters]. Also contributing to the increase was the expansion of the local-calling service area in several exchanges during September 1993, resulting in a shift of intrastate toll revenues to local service revenues. In addition, revenue from directory assistance and coin telephone increased primarily as a result of the July 9, 1993 increase in rates. The increase in 1994 was also attributable to growth in subscriptions to premium services, such as a 16.9% increase in TotalphoneSM. Access lines in service grew 2.3% to approximately 2,009,000 at December 31, 1994 from approximately 1,964,000 at December 31, 1993. Growth in premium subscriptions and access lines in service reflects the slowly improving Connecticut economy.
    The increase in 1993 local service revenues was due primarily to new rates implemented in accordance with the 1993 general rate award discussed previously. Also contributing to the increase in 1993 was a July 9, 1993 increase in directory assistance and coin telephone rates, and the expansion of the local-calling service areas during September 1993. In addition, growth in premium services and access lines in service contributed to the increase in local service revenues. TotalphoneSM subscriptions increased 9.4% and access lines in service grew 1.4% during 1993.
    In 1994, intrastate toll revenues, which include primarily revenues from toll and WATS services, decreased $44.4 million, or 13.1%, compared with a decrease of $20.1 million, or 5.6%, in 1993. Toll message revenues decreased $32.5 million due primarily to reduced intrastate toll rates, including several toll discount plans implemented in accordance with the 1993 general rate award, and the increasingly competitive toll market. Also contributing to the decrease was a reduction in toll message volume of 1.9% during 1994. The decreased volume was attributable primarily to the shift


    1,904    1,922    1,937    1,964    2,009

      '90      '91      '92      '93      '94

	 Network Access Lines in Service
	      (thousands of lines)


in revenues to local service caused by the expansion of the local-calling service areas. In addition, WATS revenues, which include "800" services, decreased $13.8 million due primarily to: lower WATS message volumes; customers migrating to lower priced services; and the continued impact of competitive providers on this market.
    Intrastate toll revenues decreased in 1993 due mainly to reductions in intrastate toll rates implemented in accordance with the 1993 general rate award. The impact of the lower rates reduced toll message revenues by $12.6 million in 1993. This decrease was offset partially by a 2.0% increase in toll message volume. However, volume growth was impacted negatively by the expansion of the local-calling service areas. WATS revenues decreased $7.4 million due primarily to lower message volumes resulting from the shift to lower priced services and the impact of competition.

    Network access charges are assessed on interexchange carriers and end users for access to the local exchange network. In 1994, network access revenues increased $11.7 million, or 3.4%, compared with an increase of $14.3 million, or 4.4%, in 1993. The increases in 1994 and 1993 were due primarily to an increase in interstate minutes of use of approximately 6% and 5%, respectively. Partially offsetting the impact of the increase in minutes of use was a decrease in tariff rates implemented on July 1, 1994 and July 2, 1993, in accordance with the Telephone Company's annual Federal Communications Commission ("FCC") filing under price cap regulation for 1994 and 1993, respectively [see Regulatory Matters].
    Publishing revenues remained relatively flat in 1994 compared with a decrease of $7.1 million, or 3.8%, in 1993. In 1993, publishing revenues, a significant portion of which reflect directory contracts entered into in the prior year, declined as anticipated, due primarily to the continued weak economic conditions in Connecticut and the Northeast during that time. Management expects publishing revenues to remain sensitive to the Connecticut economy. Publishing is diversifying from the traditional "paper" product by introducing new products, including a CD-ROM directory called SNET PinPointTM Business Disc.
    Sales and other revenues, which include primarily sales from the Corporation's non-telephone businesses, increased $43.7 million, or 19.5%, in 1994 compared to an increase of $8.4 million, or 3.9%, in 1993. Sales of the Corporation's cellular operations, which consist of wholesale, SNET Cellular, Inc. ("Cellular") and retail, SNET Mobility, Inc. ("Mobility"), increased $29.5 million, or 42.1%, net of intercompany amounts. This increase was due mainly to significant growth in the number of customers from approximately 88,000 at year-end 1993 to 166,000 at year-end 1994 in response to competitive marketing and pricing strategies. Activation fees as well as strong roaming revenues also contributed to the growth in cellular sales. Average usage per customer continued to decline in 1994, in line with a nationwide trend, as lower volume users made up a larger portion of the customer base. Management expects cellular sales to increase in 1995 as a result of continued growth in the customer base. Cellular coverage expansion in connection with the anticipated purchase of certain cellular properties in 1995 will also positively impact cellular sales [see Note 3]. Sales of SNET Paging, Inc. ("Paging") increased $11.0 million due primarily to the impact of the purchase and consolidation, in October 1993, of the remaining 50.5% interest in a paging partnership. In addition, sales of SNET America, Inc. ("SNET America"), a reseller of interstate and international long-distance service to Connecticut customers, increased as a result of growth in the customer base since beginning operations in the third quarter of 1993. A decrease of $6.3 million in the provision for uncollectible accounts receivable for the Telephone Company's residence, business and publishing customers also contributed to the increase in other revenues in 1994. This decrease was due primarily to lower publishing uncollectible activity. Partially offsetting the increase in sales was a $15.9 million decrease in Business Communications' equipment system sales. Management expects equipment system sales to level off in 1995 as a result of continued sales of certain key products that are complementary to central office-based solutions.
    In 1993, sales and other revenues increased $8.4 million, or 3.9%. Sales of cellular operations increased $13.2 million, or 23.2%, net of intercompany amounts, due mainly to an increase in the number of customers, offset partially by a decrease in average usage per customer. Sales of Paging increased $3.6 million due primarily to the impact of the purchase and consolidation of a partnership discussed previously. The provision for the Telephone Company's uncollectible accounts receivable decreased $4.6 million due primarily to lower publishing uncollectible activity. Revenue from leases retained on an investment basis and billing and collection services also increased. These factors, which increased sales and other revenues, were offset partially by a decrease in Business Communications' sales. The decline in sales reflected the focus on network-based solutions and a contract to sell interstate network services not renewed in 1993.

COSTS AND EXPENSES
Total costs and expenses, excluding depreciation and amortization, were $1,014.0 million in 1994 compared with $1,358.9 million in 1993 and $997.8 million in 1992. Total costs and expenses in 1993 would have been $1,003.9 million on a comparable basis excluding a $355.0 million before-tax charge for business restructuring [see Note 6].
    Operating and maintenance expenses of $957.8 million increased $14.5 million, or 1.5%, in 1994 compared with an increase of $4.8 million, or 0.5%, in 1993. Employee-related costs, including wages and employee-benefit costs, represent a significant portion of these expenses. The remainder of these costs is comprised primarily of cost of goods sold and general and administrative expenses, specifically marketing.

    The Corporation's operating and maintenance expenses, excluding employee-related costs, increased $43.8 million in 1994 compared with an increase of $2.5 million in 1993. Specifically, cellular operations
									 PAGE 19
experienced increased costs of $30.1 million due to advertising and an expanding customer base. An $8.9 million increase in costs was attributable to Paging as a result of the impact of the purchase and consolidation of a partnership. Also contributing to the higher costs was an increase in marketing and operating expenses associated with new long-distance services of SNET America. Partially offsetting these increases was a decrease of $8.4 million in Business Communications' costs reflecting primarily the planned reduction in stand-alone system sales. In addition, Telephone Company expenses decreased due primarily to cost-containment efforts in areas such as publishing and contracted services.


     $949     $948     $939     $943     $958

      '90      '91      '92      '93      '94

     Non-telephone
     Business
     Operations         Consolidated Operating and
			   Maintenance Expenses
     Telephone                  (millions)
     Company
     Operations


    The Corporation's 1993 operating and maintenance expenses, excluding employee-related costs, increased $2.5 million. The increase was due primarily to an increase in non-telephone businesses' cost of goods sold and general and administrative expenses. In particular, cellular operations increased $9.4 million due to growth in the customer base. Partially offsetting this increase was a decrease in Business Communications' expenses associated with lower sales.
    In December 1993, the Corporation recorded a restructuring charge to provide for a comprehensive restructuring program designed to reduce costs and improve delivery of service. The program included costs to be incurred to facilitate employee separations involving approximately 2,500 employees beginning in January 1994. The charge also included incremental costs of implementing appropriate reengineering solutions; designing and developing new processes and tools to continue the Corporation's provision of excellent service; and retraining of the remaining employees to help them meet the changing demands of customers.
    In August 1992, a three-year labor contract was ratified by members of the Connecticut Union of Telephone Workers ("CUTW"). CUTW members received wage rate increases of 2.0% in September 1992, 3.0% in October 1993, and 5.0% in October 1994. As part of the bargaining-unit contract, approximately 570 employees accepted an early retirement incentive offer, Special Pension Option ("SPO") in 1993 [see Note 4]. The Corporation recorded a before-tax $6.5 million pension gain in 1993 as a result of the SPO. In August 1994, the Corporation and the CUTW reached a settlement that called for an "early-out option" to be negotiated no later than March 31, 1995. The Corporation and the CUTW are currently negotiating a new labor contract with the anticipation that it will be ratified prior to the expiration of the current contract in August 1995.
    The Corporation's employee-related costs decreased approximately
$29 million in 1994 compared with an increase of approximately
$2 million in 1993. The decrease in 1994 was due to lower wages and employee-benefit costs of approximately $11 million and $18 million, respectively, as the Corporation began to realize savings associated with its restructuring program. As a result of employee separations, the Corporation's average work force decreased 8.8% in 1994. Through December 1994, approximately 970 employees, representing 590, or 16.6%, of the total number of management employees and 380, or 5.5%, of the total number of bargaining-unit employees, had left the Corporation under severance plans and retirement incentives. Partially offsetting the impact of the decrease in the average work force was a wage rate increase for bargaining-unit employees discussed previously and an average 4.0% salary increase for management employees effective April 1994. In addition, paid overtime increased due to weather-related service issues. Excluding the impact of annual wage-related increases and overtime, wage and salary costs decreased approximately $35 million in 1994. Wage and salary cost savings are anticipated to continue in 1995 and 1996 as the Corporation proceeds with the employee separation portion of its restructuring program.

    Employee-benefit costs decreased approximately $18 million in 1994 as a result of a reduction in the work force, as well as cost sharing and cost-containment efforts by the Corporation. As discussed in Note 4, the Corporation has reserved the right to require, beginning on July 1, 1996, all retirees who retire after a specified date to share premium costs of health care benefits if these costs exceed certain limits. Beginning in 1994, active employees began to share a larger portion of health care benefit costs. Management continues to seek additional means to manage effectively its provision for health care benefits for both active and retired employees consistent with its need to offer employees a competitive benefits package.
    The increase in the Corporation's employee-related costs of approximately $2 million in 1993 was due primarily to a $5.0 million increase in employee-benefit costs. Partially offsetting this increase was a $2.7 million decrease in wage and salary costs due mainly to the impact of a 3.7% decrease in the Corporation's average work force. The average work force was reduced primarily through the SPO discussed previously. The impact of the decrease in the average work force was offset partially by a 3.0% wage rate increase for bargaining-unit employees effective October 1993. In addition, management employees received an average 3.5% salary increase effective April 1993.
    Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112 "Employers' Accounting for Postemployment Benefits" [see Note 4]. With the adoption of SFAS No. 106, the Corporation elected to record immediately the accumulated postretirement benefit obligation in excess of the fair value of plan assets (i.e., transition obligation) as a change in accounting principle. The cumulative effect of this accounting change reduced 1993 net income and earnings per share by $215.9 million and $3.39, respectively. SFAS No. 112 requires employers to accrue benefits provided to former or inactive employees after employment but before retirement. These benefits include workers' compensation and disability benefits. The cumulative effect of this accounting change reduced 1993 net income and earnings per share by $7.1 million and $.11, respectively.

DEPRECIATION AND AMORTIZATION
In 1994, depreciation and amortization expense increased $37.5 million, or 12.9%, compared with an increase of $41.4 million, or 16.6%, in 1993. The increase in depreciation and amortization was due primarily to the first full-year impact of revised depreciation rate schedules for the Telephone Company's intrastate plant, as approved by the Connecticut Department of Public Utility Control ("DPUC") [see Regulatory Matters]. This impact increased 1994 depreciation expense by approximately $20 million compared with 1993. Investments in telecommunications property, plant and equipment, including wireless cell sites, also contributed to the increase in depreciation and amortization expense.
    The $41.4 million increase in 1993 depreciation and amortization expense was attributable primarily to revised depreciation rate schedules for the Telephone Company's intrastate and interstate plant, as approved by the DPUC and FCC, respectively [see Regulatory Matters]. Depreciation expense related to intrastate plant increased approximately $20 million while depreciation expense related to interstate plant increased approximately $11 million. An increase in the average depreciable telecommunications property, plant and equipment also contributed to the increase in depreciation and amortization expense.

INTEREST EXPENSE
Interest expense decreased $16.5 million, or 18.1%, in 1994 and $6.1 million, or 6.3%, in 1993. The decrease in interest expense in 1994 was due primarily to annual interest savings of approximately $8 million from debt refinancings completed in December 1993 and a decrease in average debt outstanding of approximately $72 million. In 1993, interest expense decreased as a result of lower interest rates charged on short-term debt, interest savings from previous debt refinancings and a decrease in average debt outstanding of approximately $67 million.

INCOME TAXES

The combined federal and state effective tax rate in 1994 was 40.7% compared with 39.9% in 1993, excluding the effect of the restructuring charge, and 40.9% in 1992. The 1993 effective tax rate was a benefit of 50.3% including the effect of the restructuring charge coupled with the amortization of investment tax credits
									 PAGE 21
and the reversal of temporary deferred income taxes. A reconciliation of these effective tax rates to the statutory tax rates is disclosed in Note 5.
    Effective January 1, 1993, the Corporation adopted SFAS No. 109 "Accounting for Income Taxes" [see Note 5]. SFAS No. 109 resulted in recording tax benefits, associated primarily with the effects of lower federal and state tax rates, applicable to the Corporation's non-telephone businesses. The cumulative effect of this accounting change increased 1993 net income and earnings per share by $2.8 million and $.04, respectively.

- -----------------------
  REGULATORY MATTERS
- -----------------------

COMPETITION
On May 26, 1994, the Governor of the State of Connecticut signed into law Public Act 94-83 ("Act"), which provides a new regulatory framework for the Connecticut telecommunications industry. The Act resulted from recommendations submitted in February 1994 by the Telecommunications Task Force, on which the Corporation was an active participant, and took effect on July 1, 1994. The Act represents a broad strategic response to the changes facing the telecommunications industry in Connecticut based on the premise that broader participation in the Connecticut telecommunications market will be more beneficial to the public than will broader regulation. The Act opens Connecticut telecommunications services to full competition, including local phone service currently provided primarily by the Telephone Company, and encourages the DPUC to adopt alternative forms of regulation for telephone companies' noncompetitive and emerging competitive services.
    The new legislation entrusts the DPUC with the responsibility of implementing both the letter and the spirit of its important provisions. The DPUC has opened a number of dockets to address the implementation of the Act, including an initial docket to determine an appropriate vision for Connecticut's telecommunications infrastructure and offer an opportunity to streamline subsequent proceedings by identifying areas of fundamental agreement among the participants early in the process. The competitive phase is currently underway and consists of major proceedings addressing: local exchange service competition; universal service and lifeline program policy issues; unbundling of local exchange carriers' ("LECs"), including the Telephone Company's, local networks; and reclassification of LECs' products and services into competitive and emerging competitive categories. The alternative regulation phase, also underway, will involve a complete financial review of the Telephone Company and will address cost of service, capital recovery and service standards.
    The Telephone Company's regulated operations are subject to competition from companies and carriers, including competitive access providers, that construct and operate their own communications systems and networks for the provision of services to others as well as from companies that resell the telecommunications services of underlying carriers. Since the July 1, 1993 effective date of "10XXX" competition, over 40 telecommunications providers have received approval from the DPUC to offer "10XXX" or other competitive intrastate long-distance services. In addition, over 20 companies have filed for initial certificates of public convenience and necessity, and are awaiting DPUC approval. Increasing competition in intrastate long-distance service and the Telephone Company's reduction in intrastate toll rates will continue to place significant downward pressure on the Telephone Company's intrastate toll revenues as will the implementation of intrastate equal access, which is required to be implemented for all dual preferred interexchange carrier ("PIC") capable switches no later than December 1, 1996. Although the DPUC ordered the Company to bear its proportionate share of the costs to deploy the dual PIC technology, the DPUC added the estimated 1996 average net toll revenue loss to the cost recovery formula. These costs will be recovered through an intrastate equal access rate element on the presubscribed lines of all carriers unless the Office of Consumer Counsel's December 7, 1994 Petition for Administrative Appeal to the Superior Court results in a change.

    Since the introduction of "10XXX" competition in July 1993 discussed previously, AT&T has increased its marketing efforts in Connecticut to sell intrastate long-distance services primarily to residential customers. In response to AT&T's and other competitors' efforts, the Telephone Company has undertaken a number of initiatives. The Telephone Company remains focused on providing excellent customer service and quality products and has made several changes to its product lines to provide creative options and flexible packages that meet and exceed customers' expectations. Over the
PAGE 22
past year, the Telephone Company has introduced a vol-ume aggregation feature to several of its long-distance products that provides customers with the ability to combine all their in-state long-distance calling, whether it is "800", WATS or other long-distance services, and receive steeper discounts. The Telephone Company has also introduced term options to several products and services that enable customers to gain additional discounts and rate stability in return for committing to the service for a longer time period.
    Concerning competition for local exchange service, in January 1994, MCI announced plans to construct and operate local communication networks in large markets throughout the United States, including parts of Connecticut in which the Telephone Company operates. These networks would allow MCI to utilize its own facilities to provide services directly to customers. Pending DPUC approval, these services are expected to be available in Connecticut within one to two years. Competitive access providers continue to deploy fiber-ring technology throughout Connecticut. Their initial goal is to provide access and private line services with the intent to migrate customers to switched services.
    During 1994, the Telephone Company reached an agreement to lease part of its existing digital fiber-optic-ring network in the Hartford and Stamford metropolitan areas to MFS Communications Company, Inc. ("MFS"). This agreement will allow MFS to provide services to large business customers on an intraexchange basis utilizing the Telephone Company's facilities and eliminates the need for MFS to construct its own facilities.
    In February 1994, pursuant to FCC orders, the Telephone Company's tariff for switched access expanded interconnection (i.e., collocation) service became effective. This tariff allows access customers, including interexchange carriers and competitive access providers, to collocate their own facilities in the Telephone Company's central offices and connect to the Telephone Company's switched access services. In June 1994, the FCC required LECs to provide a new form of interconnection that offers signaling information from LECs' end offices, allowing competitive access providers to offer tandem switching services in competition with the LECs. The Telephone Company filed its tariffs for tandem signaling in September 1994, for effect on January 24, 1995. The FCC has allowed the Telephone Company increased pricing flexibility coincident with the operation of interconnection that will allow it to compete with competitive access providers for special access services. At this time, in accordance with the DPUC's May 5, 1994 decision, the Telephone Company's federal access tariff structure is also utilized for the provision of intrastate access service.
    The Telephone Company expects to see continued movement toward a fully competitive telecommunications marketplace, both on an interexchange and intraexchange basis. The Telephone Company's ability to compete is dependent upon regulatory reform that will allow pricing flexibility to meet competition and provide a level playing field with similar regulations for similar services and with reduced regulation to reflect an emerging competitive marketplace. The legislation and regulatory proceedings that flow from it should produce a telecommunications marketplace in Connecticut that, by providing equal opportunity to all competitors, will work to benefit Connecticut consumers.
    The Telephone Company gives accounting recognition to the actions of regulatory authorities where appropriate, as prescribed by SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation." Under SFAS No. 71, the Telephone Company records certain assets and liabilities because of actions of regulatory authorities. More significantly, amounts charged to operations for depreciation expense reflect estimated lives and methods prescribed by regulatory authorities rather than those consisting of useful and economic lives that might otherwise apply to unregulated enterprises. In the event that the Telephone Company no longer meets the criteria for following SFAS No. 71, the accounting impact to the Corporation would be an extraordinary non-cash charge to operations of a material amount.
    On February 10, 1995, the Telephone Company filed with the DPUC, pursuant to the Act discussed previously, its depreciation reserve studies indicating its deficiency in accumulated depreciation could be as much as approximately $1.0 billion based on telecommunications plant investment levels as of January 1, 1995. While the filing seeks to quantify the Telephone Company's reserve deficiency, the recovery of the deficiency will be addressed in subsequent proceedings on the Telephone Company's financial condition and alternative, incentive-based regulation. These proceedings are currently scheduled by the DPUC throughout 1995, with a decision expected in 1996.

    In light of the new regulatory framework for Connecticut telecommunications discussed previously, the
									 PAGE 23

Telephone Company has reviewed the criteria set forth in SFAS No. 71 and has determined that the continuing application of the regulatory accounting standard is appropriate at this time.

STATE REGULATORY INITIATIVES AND NEW SERVICES
On January 20, 1995, the DPUC in a draft decision provided the Corporation greater flexibility to diversify into new markets by lifting to 40% a nine-year-old restriction that prevented the Corporation from investing more than 25% of its total assets in unregulated diversified activities without approval of the DPUC.
    On June 30, 1994, the DPUC lifted a restriction which prohibited the Telephone Company from developing and providing electronic information services, including electronic publishing services. The DPUC's decision allows the Telephone Company to offer several new services, such as SNET AccessSM, Consumer Tips, and Electronic Yellow Pages through its publishing division, as well as other information and multimedia services through SNET Diversified Group, Inc., a subsidiary of the Corporation.
    On April 13, 1994, the DPUC approved a joint marketing arrangement between the Telephone Company and SNET America enabling the Telephone Company to sell SNET America's national and international products, and SNET America to sell the Telephone Company's intrastate products and services. This arrangement will enable the Corporation to satisfy its customers' long-distance calling needs with a single point of contact through the SNET All DistanceSM service offering.

FEDERAL REGULATORY INITIATIVES AND NEW SERVICES
On January 19, 1994, the Telephone Company filed suit in the U.S. District Court ("Court") in New Haven requesting the Court find the Cable Communications Policy Act of 1984 ("Cable Act") violates the Telephone Company's First and Fifth Amendment rights. The Cable Act restricts in-territory provision of cable programming by LECs and prohibits LECs from owning more than 5% of any company that provides cable programming in their local service area. Several district courts and the Fourth and Ninth Circuit Courts of Appeal have rendered decisions consistent with the Telephone Company's position.
    On April 1, 1994, the Telephone Company filed with the FCC its 1994 annual interstate access tariff under price cap regulation for effect on July 1, 1994. The Telephone Company maintained its selection of the 3.3% productivity factor and is allowed to earn up to a 12.25% interstate rate of return annually before any sharing occurs. The filing, which was approved by the FCC, incorporated rate reductions that could result, for the period July 1, 1994 to June 30, 1995, in decreased annual interstate network access revenues of approximately $7 million, to the extent the rate reductions are not offset by increased demand. As of December 31, 1994, the Telephone Company's interstate rate of return was below 12.25%.
    On October 21, 1993, the FCC approved the Telephone Company's application to construct, operate, own and maintain facilities to conduct a technology and marketing trial for use in providing video dial tone service in West Hartford, Connecticut. With construction of the fiber-optic and coaxial facilities completed, the trial began in early 1994. The trial area of 1,250 homes is provided with broadcast channels, extensive pay-per-view channels and video-on-demand service, which offers hundreds of video choices. On November 22, 1994, the FCC approved the Telephone Company's request to expand the trial to an additional 150,000 homes in other areas of Connecticut.

SUMMARY OF 1993 REGULATORY ACTIVITY
In July 1993, the FCC granted the Telephone Company increased interstate depreciation rates in connection with its triennial review of depreciation. The new depreciation rates were effective retroactive to January 1, 1993 and increased 1993 depreciation expense by approximately $11 million. However, under current price cap regulation applicable to the Telephone Company, any changes in depreciation rates cannot be reflected in interstate access rates.
    On May 24, 1993, the DPUC issued a final decision on the capital recovery portion of the November 1992 rate request submitted by the Telephone Company ("Rate Request"). The Telephone Company was granted an increase in the composite intrastate depreciation rate from 5.7% to approximately 7.3%. This equated to an increase in the Telephone Company revenue requirement of approximately $40 million annually. The new depreciation rates were implemented effective July 1, 1993.

    On July 7, 1993, the DPUC issued a final decision in the remainder of the Rate Request authorizing a rate of
PAGE 24
return on the Telephone Company's common equity ("ROE") of 11.65% and an increase in intrastate revenue of $37.5 million effective July 7, 1993. This rate award was implemented on July 9, 1993 through a combination of increases for coin telephone and directory assistance calls along with an interim surcharge on the remaining products and services with authorized increases including local service. The surcharge was in effect until October 9, 1993, when the first phase of new rates became effective. On August 13, 1993, the DPUC granted the Telephone Company an additional revenue requirement of $1.9 million to the $37.5 million previously awarded based on a review of certain areas requested by the Telephone Company. The total increase in intrastate revenue of $39.4 million was offset virtually by the approximate $40 million increase in capital recovery granted on May 24, 1993 discussed previously. On average, residential basic local service rates increased by $.32 a month while business basic local service rates decreased by $.07 a month. On July 9, 1994, the second and final phase of new rates became effective. Residential basic local service rates increased by $.26 a month, while business basic local service rates decreased by $.69 to $1.23 a month depending on the type of service selected.
    On April 2, 1993, the Telephone Company filed with the FCC its 1993 annual interstate access tariff filing under price cap regulation for effect on July 1, 1993. The Telephone Company was allowed to earn up to a 12.25% interstate rate of return annually based on a 3.3% productivity factor. On June 24, 1993, the FCC released an order designating issues for investigation for all LECs' 1993 annual interstate access tariff filings. The FCC allowed the Telephone Company's and other LECs' filings to take effect on July 2, 1993, subject to investigation.

- -----------------------------------
  LIQUIDITY AND CAPITAL RESOURCES
- -----------------------------------

The Corporation generated cash flows from operations of $411.7 million during 1994 compared with $478.7 million during 1993 and $504.2 million during 1992. Cash flows from operations decreased in 1994 compared with 1993 due primarily to the funding of restructuring expenditures.
    The primary use of corporate funds continued to be capital expenditures. Cash expended for capital additions was $282.3 million, $267.3 million and $289.8 million in 1994, 1993 and 1992, respectively. Capital additions for all years were funded entirely from cash flows from operations. The majority of these additions was for construction of the regulated telephone plant. Additions in 1994 also included investments in wireless cell sites. Management anticipates that total capital expenditures for consolidated telecommunications plant will approximate $355 million in 1995. Included in total capital expenditures in 1995 are additions of approximately $280 million to the Telephone Company's network, including expenditures relating to I-SNETSM, a statewide information superhighway. These additions are expected to be funded through cash flows from operations. In 1993, the Telephone Company announced its intention to invest $4.5 billion over the next 15 years to build I-SNET. I-SNET will be an interactive multimedia network capable of delivering voice, video and a full range of information and interactive services. The Telephone Company expects I-SNET will reach approximately 160,000 residences and businesses by the end of 1995. The Telephone Company plans to support this investment primarily through increased productivity from the new technology deployed, ongoing cost-containment initiatives and customer demand for the new services offered. At this time, the Telephone Company does not plan to request a rate increase for this investment.

    As of December 31, 1994, cash outlays and non-cash charges relating to the Corporation's restructuring charge recorded in December 1993 amounted to $90.1 million [see Note 6]. Costs incurred for employee separations of $41.8 million included payments for severance, unused compensated absences, health care continuation, and employee retraining, as well as a $14.2 million non-cash charge for pension and health care plan curtailment losses. Exit and other costs were $13.3 million and included an estimated non-cash charge for exiting the paging network business in connection with the pending sale of substantially all of the network assets of Paging and TNI Associates, Inc. [see Note 3]. In addition, incremental costs of $35.0 million were incurred for executing numerous reengineering programs during 1994. All cash expenditures were funded with cash flows from operations. Management anticipates that cash expenditures in connection with the restructuring program will approximate $115 mil-
									 PAGE 25
lion, $70 million and $50 million in 1995, 1996 and 1997, respectively, and will be funded from operations.
    Incremental capital expenditures relating to the implementation of the reengineering solutions approximated $20 million in 1994. These items have been charged to property, plant and equipment and will be reflected in increased depreciation expense in future years. In addition, the Corporation anticipates incremental capital expenditures of approximately $60 million over the remaining life of the program. These capital expenditures are expected to be funded with cash flows from operations.
    In November 1994, Cellular entered into multiple definitive agreements to purchase, for $450.0 million in aggregate, certain cellular properties and an increased interest in a partnership [see Note 3]. These transactions, subject to regulatory approval from the FCC and the Department of Justice ("DOJ"), are expected to be completed in the second half of 1995 and will be financed through the issuance of short-and long-term debt. In January 1995, the acquisitions were approved by the DOJ.
    In September 1994, the Corporation's 7.20% medium-term note of $30.0 million matured. The medium-term note was satisfied with funds generated from operations. A total of $20.0 million of medium-term notes will mature in September 1995 and is expected to be satisfied through the issuance of short-term debt.
    In 1993 and 1992, the Telephone Company took advantage of a general decline in interest rates by refinancing a number of debt instruments. These refinancings resulted in annual interest savings of approximately $8 million in 1994.
    In December 1993, the Telephone Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") to sell up to $540.0 million in medium-term notes. Pursuant to the shelf registration, $445.0 million of unsecured notes were sold in December 1993 with interest rates ranging from 6.13% to 7.25%. The proceeds were used to refinance debentures and medium-term notes totaling $420.0 million with interest rates ranging from 8.63% to 9.63%. As of December 31, 1994, the issued notes were outstanding. Additional notes may be sold in one or more issues from time to time as market conditions warrant.
    In September 1993, the Telephone Company called $45.0 million of 5.75% debentures. Also, in August 1992, the Telephone Company refinanced $175.0 million of debentures with interest rates ranging from 7.75% to 8.13%. To complete this refinancing, the Telephone Company issued $180.0 million of unsecured medium-term notes.
    On January 20, 1995, Standard and Poor's ("S&P") lowered the Corporation's credit ratings on long-term debt from AA to A+ and on commercial paper from A-1+ to A-1. The impact of this downgrade may slightly increase the cost of borrowings at the Corporation level. S&P retained its AA rating on the Telephone Company's long-term debt. Moody's continues to rate the Corporation's long-term debt at A1 and commercial paper at P-1 and the Telephone Company's long-term debt at Aa2.
    In 1991, the Corporation filed a shelf registration statement with the SEC to sell up to $165.0 million in medium-term notes for refinancing purposes. As of December 31, 1994, $110.0 million of the unsecured notes had been issued and were outstanding. Additional notes may be sold in one or more issues from time to time as market conditions warrant.
    The Corporation established a bank line of credit to facilitate the issuance of commercial paper. As part of this credit facility, the Corporation has obtained a contractual commitment to a $100.0 million line of credit provided by a syndicate of banks. The annual commitment fee is currently 0.10% of the total line of credit. As of December 31, 1994, the entire $100.0 million was available.
    In connection with the establishment of the Employee Stock Ownership Plan ("ESOP") in 1990, the Corporation loaned the ESOP $10.0 million and guaranteed a $110.0 million loan to the ESOP by a third party. The Corporation has committed to make cash contributions to the ESOP that, together with dividends received on shares held by the ESOP, will enable the ESOP to make its principal and interest payments on both loans. Both loans mature in the year 2000. In 1994, the Corporation made cash payments to the ESOP for debt service of $13.2 million and anticipates making equivalent cash payments during 1995.

    The Corporation's ratio of debt to total capitalization at year-end 1994 was 51.0% compared with 59.9% at year-end 1993 and 47.4% at year-end 1992. The combined effect of the restructuring charge and accounting changes resulted in a decrease in stockholders' equity and, therefore, an increase in the debt ratio in 1993. The ESOP represented 3.8% of the debt ratio at
PAGE 26

December 31, 1994 compared with 3.9% at December 31, 1993 and 1992. The book value per share at year-end 1994 was $14.77 compared with $13.38 at year-end 1993 and $19.79 at year-end 1992. The decrease in book value per share in 1993 was also attributable to the items that negatively impacted the ratio of debt to total capitalization discussed previously. The quarterly dividend rate of $.44 per share has remained unchanged for the past five years.


     51.6%    51.2%    47.4%    59.9%    51.0%

      '90      '91      '92      '93      '94

     Effect of
     Leveraged                  Debt Ratio
     ESOP

    Management believes that the Corporation has sufficient internal and external resources to finance the anticipated requirements of business development. Capital additions, restructuring costs, dividends and maturing debt are expected to be funded primarily with cash from operations during 1995. The Corporation also has access to external resources including lines of credit and long-term shelf registration commitments. The issuance of short-and long-term debt is expected during 1995 to fund the pending acquisitions of certain cellular properties and an increased interest in a partnership.

- ------------------------------------------------------------
    SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
- ------------------------------------------------------------
		     FINANCIAL REPORTS
- ------------------------------------------------------------


REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

The Corporation's consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, where applicable, conform with accounting prescribed by the Federal Communications Commission and the Connecticut Department of Public Utility Control for telephone companies. The Corporation is responsible for the preparation and reliability of the data in these consolidated financial statements, including estimates and judgments relating to matters not concluded by year-end. To this end, the Corporation maintains a highly developed system of internal controls and supports an extensive program of internal auditing to monitor compliance with the system. Management believes that this system provides reasonable, but not absolute, assurance at a reasonable cost that the transactions of the Corporation are executed in accordance with management's authorizations and are recorded properly. This system requires that the recorded assets be compared with existing assets at reasonable intervals and it provides reasonable assurance that access to assets is permitted only in accordance with management's authorization. The Corporation further seeks to assure the reliability of these financial statements by the careful selection of its managers, by organizational arrangements that provide appropriate division of responsibility and by communication and inspection programs aimed at assuring understanding of and compliance with its policies, standards and managerial authorities.
    These consolidated financial statements have been audited by Coopers & Lybrand L.L.P., Independent Accountants. Their report, which appears on the following page, expresses an informed judgment that the Corporation's consolidated financial statements, considered in their entirety, present fairly, in conformity with applicable generally accepted accounting principles, the Corporation's consolidated financial position and operating results.

John A. Sadek
Vice President and Comptroller
January 24, 1995


REPORT OF AUDIT COMMITTEE

The Audit Committee of the Board of Directors reviews and reports to the full Board on the appropriateness of the Corporation's accounting policies, the adequacy of its internal controls and the reliability of the financial information reported to the public. The Committee, which consists of five non-employee directors, met six times during 1994 with the Corporation's financial management, internal auditors and external auditors (Coopers & Lybrand L.L.P., Independent Accountants) to review their work and the relationships between them in whatever depth considered necessary to fulfill the Committee's responsibilities.
    The Committee assesses the Corporation's relationship with the external auditors and recommends the appointment of the external auditors to the Board for ratification by the stockholders at the Annual Meeting. The internal auditors report directly to the Committee and, along with the external auditors, meet privately with and have unrestricted access to the Committee to discuss any matter that they believe should be brought to their attention.
    During the year, the Committee met with the Chief Financial Officer, the Vice President and Comptroller, the Vice President and General Counsel, the General Internal Auditor and partners of Coopers & Lybrand to review and discuss the following: the Corporation's consolidated financial statements; the Coopers & Lybrand Management Letter and Management's Response; the scope and results of audits performed by Coopers & Lybrand and by Internal Auditing; the adequacy of the Corporation's system of internal controls; the status of pending litigation against the Corporation; the Corporation's process to promote and monitor employee compliance with Standards of Conduct; and developments within the auditing, accounting and financial reporting fields, as well as the impact of these developments on the Corporation's accounting policies, practices and financial reporting.
    On the basis of these reviews, the Committee reported with confidence to the full Board that in its opinion, the Corporation's accounting policies, reported financial information and system of internal controls are appropriate to provide the assurance as to the integrity and reliability of financial reporting required by the Board.

Barry M. Bloom
Chairman, Audit Committee
January 24, 1995

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Southern New England
Telecommunications Corporation:

    We have audited the consolidated balance sheet of Southern New England Telecommunications Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern New England Telecommunications Corporation as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
    As discussed in Note 1 to the consolidated financial statements, in 1993 the Corporation changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.

Coopers & Lybrand L.L.P.
Hartford, Connecticut
January 24, 1995

- -----------------------------------------------------
 SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
- -----------------------------------------------------
     CONSOLIDATED STATEMENT OF INCOME (LOSS)
- -----------------------------------------------------

Dollars in Millions, Except Per Share Amounts,
For the Years Ended December 31,                                                    1994              1993              1992
- ----------------------------------------------------------------------------------------------------------------------------
REVENUES AND SALES
Local service                                                                   $  618.8          $  566.7          $  523.0
Intrastate toll                                                                    295.4             339.8             359.9
Network access                                                                     354.5             342.8             328.5
Publishing                                                                         180.5             180.2             187.3
Sales and other                                                                    267.8             224.1             215.7
- ----------------------------------------------------------------------------------------------------------------------------
Total Revenues and Sales                                                         1,717.0           1,653.6           1,614.4
- ----------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Operating                                                                          632.5             629.8             630.1
Maintenance                                                                        325.3             313.5             308.4
Provision for business restructuring                                                  --             355.0                --
Depreciation and amortization                                                      328.6             291.1             249.7
Taxes other than income                                                             56.2              60.6              59.3
- ----------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                                         1,342.6           1,650.0           1,247.5
- ----------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                   374.4               3.6             366.9
Interest                                                                            74.9              91.4              97.5
- ----------------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations Before Income Taxes                       299.5             (87.8)            269.4
Income taxes                                                                       121.9             (44.2)            110.2
- ----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                           177.6             (43.6)            159.2
- ----------------------------------------------------------------------------------------------------------------------------
Discontinued Operations, net of tax
	Loss from discontinued operations                                             --                --              (1.1)
	Loss on disposal of discontinued operations                                   --             (10.3)             (4.0)
- ----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY CHARGE AND ACCOUNTING CHANGES                   177.6             (53.9)            154.1
- ----------------------------------------------------------------------------------------------------------------------------
Extraordinary charge, net of tax                                                      --             (44.0)             (2.7)
Cumulative effect of accounting changes                                               --            (220.2)               --
- ----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                               $  177.6          $ (318.1)         $  151.4
- ----------------------------------------------------------------------------------------------------------------------------
Tax benefit of dividends declared on shares held in Employee Stock
	Ownership Plan ("ESOP")                                                       --                --               2.3
- ----------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) for Per Share Calculation                                       $  177.6          $ (318.1)         $  153.7
- ----------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding (thousands)                            64,209            63,692            63,073
- ----------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE (DOLLARS)
Income (loss) from continuing operations                                        $   2.77          $   (.68)         $   2.56
Discontinued operations                                                               --              (.16)             (.08)
- ----------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Charge and Accounting Changes                    2.77              (.84)             2.48
Extraordinary charge                                                                  --              (.69)             (.04)
Cumulative effect of accounting changes                                               --             (3.46)               --
- ----------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE                                                       $   2.77          $  (4.99)         $   2.44
- ----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

- -------------------------------------------------------
  SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
- -------------------------------------------------------
	    CONSOLIDATED BALANCE SHEET
- -------------------------------------------------------

Dollars in Millions, Except Per Share Amounts,
At December 31,                                                                                    1994                 1993
- ----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and temporary cash investments                                                            $    6.7             $  224.8
Accounts receivable, net of allowance for uncollectibles
	of $28.2 and $26.7, respectively                                                          294.4                266.8
Materials, supplies and inventories                                                                26.4                 21.6
Prepaid publishing                                                                                 39.0                 40.5
Deferred income taxes                                                                             101.8                 77.8
Prepaid and other                                                                                  29.4                 16.0
- ----------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                              497.7                647.5
Property, plant and equipment, net                                                              2,712.2              2,770.1
Deferred charges, leases and other assets                                                         294.7                343.9
- ----------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                   $3,504.6             $3,761.5
- ----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Obligations maturing within one year                                                           $   39.6             $  290.0
Accounts payable and accrued expenses                                                             205.1                208.1
Restructuring charge - current                                                                    145.5                113.0
Advance billings and customer deposits                                                             56.7                 54.0
Accrued compensated absences                                                                       36.8                 37.3
Other current liabilities                                                                          84.6                 90.4
- ----------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                         568.3                792.8
Long-term obligations                                                                             952.1                984.3
Deferred income taxes                                                                             375.0                321.0
Postretirement benefits other than pensions                                                       308.2                328.9
Restructuring charge - long-term                                                                  119.4                242.0
Unamortized investment tax credits                                                                 42.9                 50.8
Other liabilities and deferred credits                                                            185.8                187.1
- ----------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                               2,551.7              2,906.9
- ----------------------------------------------------------------------------------------------------------------------------
Common stock; $1.00 par value; 300,000,000 shares authorized;
	67,264,435 and 66,608,360 issued, respectively                                             67.3                 66.6
Proceeds in excess of par value                                                                   677.8                656.7
Retained earnings                                                                                 381.8                315.7
Less: Treasury stock; 2,758,512 shares, at cost                                                  (104.7)              (104.7)
      Unearned compensation related to ESOP                                                       (69.3)               (79.7)
- ----------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                                        952.9                854.6
- ----------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                     $3,504.6             $3,761.5
- ----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

- ----------------------------------------------------------
   SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
- ----------------------------------------------------------
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
- ----------------------------------------------------------

					     Common                                                        Unearned
					  Stock Issued        Proceeds in                              Compensation          Total
Dollars in Millions,                   --------------------     Excess of      Retained      Treasury       Related  Stockholders'
Except Per Share Amounts               Number     Par Value     Par Value      Earnings         Stock       to ESOP         Equity
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1992         65,390,488         $65.4        $616.9       $ 701.6       $(104.7)      $(103.1)      $1,176.1
- ----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        151.4                                      151.4
Common stock issued, at market        726,851            .7          22.7                                                     23.4
Dividends declared
	($1.76 per share)                                                        (111.1)                                    (111.1)
Reduction of ESOP debt                                                                                          8.4            8.4
Tax benefit of dividends declared
	on total shares held
	   in ESOP                                                                  2.3                                        2.3
Excess of recorded ESOP expense
	over cash contributions
	   to ESOP                                                                                              3.3            3.3
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992       66,117,339          66.1         639.6         744.2        (104.7)        (91.4)       1,253.8
- ----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                         (318.1)                                    (318.1)
Common stock issued, at market        491,021            .5          17.1                                                     17.6
Dividends declared
	($1.76 per share)                                                        (112.1)                                    (112.1)
Reduction of ESOP debt                                                                                          9.2            9.2
Tax benefit of dividends declared
	on unallocated shares held
	in ESOP                                                                     1.7                                        1.7
Excess of recorded ESOP expense
	over cash contributions
	  to ESOP                                                                                               2.5            2.5
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993       66,608,360          66.6         656.7         315.7        (104.7)        (79.7)         854.6
- ----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        177.6                                      177.6
Common stock issued, at market        656,075            .7          21.1                                                     21.8
Dividends declared
	($1.76 per share)                                                        (113.0)                                    (113.0)
Reduction of ESOP debt                                                                                         10.1           10.1
Tax benefit of dividends declared
	on unallocated shares held
	in ESOP                                                                     1.5                                        1.5
Excess of recorded ESOP expense
	over cash contributions
	   to ESOP                                                                                                .3            .3
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994       67,264,435         $67.3        $677.8       $ 381.8       $(104.7)       $ (69.3)     $  952.9
- ----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

- -------------------------------------------------------
  SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
- -------------------------------------------------------
	CONSOLIDATED STATEMENT OF CASH FLOWS
- -------------------------------------------------------

Dollars in Millions,
For the Years Ended December 31,                                                        1994               1993               1992
- ----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                                    $ 177.6            $(318.1)           $ 151.4
Tax benefit of dividends on shares held in ESOP                                          1.5                1.7                2.3
Adjustments to reconcile net income (loss) to
    cash provided by operating activities:
	Depreciation and amortization                                                  328.6              291.1              249.7
	Effect of business restructuring, before-tax                                   (90.1)             355.0                 --
	Cumulative effect of accounting changes, net of tax                               --              220.2                 --
	Extraordinary charge, before-tax                                                  --               82.0                4.7
	Provision for uncollectible accounts                                            22.4               32.1               32.6
	Loss on disposal of discontinued operations, before-tax                           --               17.0                5.4
	Increase (decrease) in deferred income taxes                                    30.0             (138.0)              23.5
	Decrease in investment tax credits                                              (7.9)             (10.5)              (7.3)
	Discontinued operations                                                           --                 --                9.1
	Change in operating assets and liabilities, net                                (68.4)             (45.3)               4.8
	Other, net                                                                      18.0               (8.5)              28.0
- ----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                              411.7              478.7              504.2
- ----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Cash expended for capital additions                                                   (282.3)            (267.3)            (289.8)
Increase in investments                                                                   --              (10.4)             (10.4)
Disposal of assets and investments                                                      (2.9)              (5.6)              (9.3)
Cash from sale of leased assets                                                           --               80.7                 --
Repayment of loan made to ESOP                                                            .8                 .8                 .7
Discontinued operations                                                                   --                 --                5.7
Other, net                                                                              40.3                8.4               28.6
- ----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities                                                 (244.1)            (193.4)            (274.5)
- ----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term obligations                                                       --              420.1              173.8
Repayments of long-term obligations                                                   (294.7)            (270.3)            (295.8)
Cash dividends                                                                         (97.2)             (96.7)             (95.4)
Amounts placed in trust for debt refinancing                                              --              (62.1)                --
Net proceeds (payments) of short-term obligations                                        6.3              (58.5)               1.9
Discontinued operations                                                                   --                 --              (23.3)
Other, net                                                                               (.1)               (.2)               (.6)
- ----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities                                                 (385.7)             (67.7)            (239.4)
- ----------------------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Temporary Cash Investments                            (218.1)             217.6               (9.7)
Cash and temporary cash investments at beginning of year                               224.8                7.2               16.9
- ----------------------------------------------------------------------------------------------------------------------------------
Cash and Temporary Cash Investments at End of Year                                   $   6.7            $ 224.8            $   7.2
- ----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

- ------------------------------------------------------------
    SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
- ------------------------------------------------------------
	 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------------------------

  NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements of the Southern New England Telecommunications Corporation ("Corporation") are in conformity with generally accepted accounting principles and, for its telephone operating subsidiary, The Southern New England Telephone Company ("Telephone Company") with accounting prescribed for telephone operating companies by regulatory authorities, the Federal Communications Commission ("FCC") and the Connecticut Department of Public Utility Control ("DPUC"). Substantially all of the Corporation's operations and customers are located in the state of Connecticut.
    The consolidated financial statements include the accounts of the Corporation, all wholly-owned subsidiaries and partnerships in which the Corporation effectively has control. Material investments in which the Corporation holds a 50% or less interest and in which the Corporation can exercise influence are reported on an equity basis. All other investments are reported at cost.
    The 1993 and 1992 consolidated financial statements have been reclassified to conform to the current year presentation.

ACCOUNTING CHANGES Effective January 1, 1993, the Corporation implemented Statement of Financial Accounting Standards ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 112 "Employers' Accounting for Postemployment Benefits" and SFAS No. 109 "Accounting for Income Taxes." The cumulative effect of these accounting changes resulted in a non-cash charge that reduced 1993 net income and earnings per share by $220.2 million and $3.46, respectively.

REGULATORY ACCOUNTING The Telephone Company gives accounting recognition to the actions of regulatory authorities where appropriate, as prescribed by SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation." Under SFAS No. 71, the Telephone Company records certain assets and liabilities because of actions of regulatory authorities. More significantly, amounts charged to operations for depreciation expense reflect estimated lives and methods prescribed by regulatory authorities rather than those consisting of useful and economic lives that might otherwise apply to unregulated enterprises. In the event that the Telephone Company no longer meets the criteria for following SFAS No. 71, the accounting impact to the Corporation would be an extraordinary non-cash charge to operations of a material amount.
    In accordance with SFAS No. 71, revenues of the Corporation's non-telephone businesses attributable to transactions with the Telephone Company's regulated operations have not been eliminated in the accompanying consolidated financial statements. Revenues of the Telephone Company earned from providing tariffed telephone services to its non-telephone businesses also have not been eliminated. All other significant intercompany transactions and accounts have been eliminated.
    Regulatory authorities require or permit the ex-clusion of certain costs of the Telephone Company from entering into ratemaking when they are incurred. When such costs will be recovered through future rates, the Telephone Company records these costs as deferred charges. In accordance with this practice, deferred charges include the Telephone Company's 1990 final gross earnings tax payment, which is being amortized over ten years through 1999 and accrued but unexpensed compensated absences at December 31, 1987, which are being amortized over ten years through 1997. Amortization of these costs is on a straight-line basis.
    Regulatory authorities require the Telephone Company to include in its telephone plant accounts an imputed cost of debt and equity for funds used during the construction of telephone plant. The imputed allowance for funds used during construction ("AFUDC") is an addition to the cost of the plant constructed and an income item during the construction period. Such income is not realized in cash currently but will be realized over the service life of the related plant as the resulting higher depreciation expense is recovered in the form of increased revenues.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost. Depreciation is calculated on telephone plant using either the equal life group ("ELG") straight-line depreciation method or the composite vintage group method. ELG was approved for FCC purposes on interstate assets placed in service beginning in 1982 and for DPUC purposes on intrastate assets placed in service beginning in 1993. Composite vintage group method is used for assets in service prior to the adoption of ELG.
    Property and equipment other than telephone plant is depreciated primarily using the straight-line method. Assets acquired under capital leases are generally amortized over the life of the lease using the straight-line method.

    The cost of depreciable telephone plant retired, net of removal costs and salvage, is charged to accumulated depreciation. When depreciable property and equipment other than telephone plant is sold or retired, the resulting gain or loss is recognized currently as an element of income. Replacements, renewals and betterments that materially increase an asset's useful or remaining life are capitalized. Minor replacements and all repairs and maintenance are charged to expense.

CASH AND TEMPORARY CASH INVESTMENTS Cash and temporary cash investments include all highly liquid investments, with original maturities of three months or less. The Corporation records payments made by draft as accounts payable until the banks honoring the drafts have presented them for payment.

MATERIALS, SUPPLIES AND INVENTORIES Materials and supplies, which are carried at original cost, are primarily for the construction and maintenance of telephone plant. Inventories, principally telephone sets, wireless equipment and telephone systems, are carried at the lower of weighted average cost or market value.

LEASE NOTES RECEIVABLE Direct-financing and leveraged lease contracts, defined by SFAS No. 13 "Accounting for Leases," as amended, are accounted for on the consolidated balance sheet by recording the total minimum lease payments receivable, plus the estimated residual value, less the unearned lease income and, for leveraged leases, less the associated aggregate non-recourse debt obligation. The unearned lease income for direct-financing leases represents the excess of total minimum lease payments, plus estimated residual value expected to be realized, over the cost of the related equipment. For leveraged leases, the unearned income reflects the net positive cash flow to be generated from the lease.
EMPLOYEE STOCK OWNERSHIP PLAN The Corporation accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 76-3, as amended. Accordingly, compensation expense is measured as the cost of shares allocated from the trust, plus the amount required to purchase any additional shares allocated to employee accounts, less a percentage of dividends received by the plan. Dividends on stock held by the ESOP are recorded as a reduction of retained earnings, and all ESOP shares are treated as outstanding for earnings per share calculations. Debt of the ESOP that has been guaranteed by the Corporation is recorded on the consolidated balance sheet as long-term debt and as a reduction of stockholders' equity. As the ESOP repays the debt, a corresponding reduction in long-term debt and an increase in stockholders' equity is recorded.

REVENUE RECOGNITION Revenues are recognized when earned regardless of the period in which billed. Revenues for directory advertising are recognized over the life of the related directory, normally one year.

INCOME TAXES The Corporation files a consolidated federal income tax return and, where allowable, combined state income tax returns. Effective January 1, 1993, the Corporation changed the method of computing income taxes from the deferred method under Accounting Principles Board Opinion No. 11 to the liability method with the adoption of SFAS No. 109. Under the liability method, deferred tax assets and liabilities are determined based on all temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted rates. Additionally, under SFAS No. 109, the Corporation may recognize deferred tax assets if it is more likely than not that the benefit will be realized.
    Investment tax credits realized in prior years by the Telephone Company are being amortized as a reduction to the provision for income taxes over the life of the related plant.

EARNINGS PER SHARE Earnings per common share are computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period. Effective in 1993, in accordance with the adoption of SFAS No. 109, the Corporation no longer adds the tax benefit of dividends declared on shares held by the Corporation's ESOP to net income to compute earnings per share. In addition, under SFAS No. 109, the tax benefit relating to dividends declared on allocated shares held by the ESOP is recorded as a reduction to income taxes; therefore, it is included in the calculation of earnings per share.

  NOTE 2: FINANCIAL DATA ON SUBSIDIARIES

The Corporation derives substantially all of its revenues from the telecommunications service industry by providing network and information-management services and communications systems; in-state, national and international long-distance communications services; directory publishing and advertising services; and cellular mobile phone and paging services. During 1994, 1993 and 1992, revenues earned from providing services to AT&T accounted for approximately 11.9%, 12.3% and 12.1%, respectively, of telephone operating revenues and 10.2%, 10.8% and 11.1%, respectively, of total revenues and sales.

    A summary of the Telephone Company's operations, prepared from financial statements included in its Annual Report on Form 10-K, is as follows:

CONDENSED STATEMENT OF INCOME (LOSS)

Dollars in Millions,
For the Years Ended
December 31,                    1994        1993        1992
- ------------------------------------------------------------
Operating revenues          $1,476.3    $1,442.4    $1,402.6
Operating expenses(1)          819.4     1,183.3       833.4
Depreciation and
 amortization                  295.8       265.2       229.2
- ------------------------------------------------------------
Operating Income (Loss)        361.1        (6.1)      340.0
Interest expense                53.9        68.0        72.4
Other (expense) income,
 net                            (1.6)        (.8)        1.5
Income taxes                   121.8       (43.9)      108.6
- ------------------------------------------------------------
Income (Loss) Before
 Extraordinary Charge and
 Accounting Change             183.8       (31.0)      160.5
Extraordinary charge,
 net of tax                       --       (44.0)       (2.7)
Cumulative effect of
 accounting change                --        (6.5)         --
- ------------------------------------------------------------
Net Income (Loss)(1)        $  183.8    $  (81.5)   $  157.8
- ------------------------------------------------------------

(1) Includes a $335.0 million before-tax charge for restructuring that reduced 1993 net income by $192.7 million.

CONDENSED BALANCE SHEET

Dollars in Millions, at December 31,       1994        1993
- -----------------------------------------------------------
Current assets                         $  460.6    $  594.2
Telephone plant, net                    2,540.9     2,610.6
Deferred charges and other assets         247.3       265.7
- -----------------------------------------------------------
Total Assets                           $3,248.8    $3,470.5
- -----------------------------------------------------------
Current liabilities                    $  476.2    $  681.0
Long-term obligations                     746.3       746.1
Other liabilities and deferred
 credits                                  847.2       940.1
Stockholder's equity                    1,179.1     1,103.3
- -----------------------------------------------------------
Total Liabilities and Stockholder's
 Equity                                $3,248.8    $3,470.5
- -----------------------------------------------------------

    Information on the Corporation's operations, exclusive of discontinued operations and the Telephone Company's regulated operations, is summarized below:

Dollars in Millions,
For the Years Ended
December 31,                   1994        1993        1992
- -----------------------------------------------------------
SALES
Cellular operations(1)       $ 99.6      $ 70.1      $ 56.9
SNET Diversified Group,
 Inc.(2)                       62.2        58.4        47.1
Business Communications(3)     41.0        56.9        93.2
SNET Real Estate, Inc.         12.5        13.6        13.9
All others(4)                  27.8         6.2         7.5
- -----------------------------------------------------------
Total                        $243.1      $205.2      $218.6
- -----------------------------------------------------------

Dollars in Millions,
For the Years Ended
December 31,                   1994        1993        1992
- -----------------------------------------------------------
OPERATING EARNINGS (LOSS)(5)
Cellular operations(1)       $ 17.1      $ 16.1      $ 14.0
SNET Diversified Group,
 Inc.(2)                        4.3        19.6        22.6
Business Communications(3)      2.9        (3.5)        2.2
SNET Real Estate, Inc.          9.6         9.8        10.8
All others(4)                  13.8        (5.6)       (3.7)
- -----------------------------------------------------------
Total                        $ 47.7      $ 36.4      $ 45.9
- -----------------------------------------------------------
Dollars in Millions, at
December 31,                   1994        1993        1992
- -----------------------------------------------------------
Combined Assets              $296.7      $282.4      $254.2
- -----------------------------------------------------------

(1) Cellular operations consist of the Corporation's wholesale and retail cellular businesses, SNET
    Cellular, Inc. ("Cellular") and SNET Mobility, Inc., net of intercompany amounts.
(2) For 1994 and 1993, SNET Diversified Group, Inc.
    includes results of SNET Premium Services ("Premium").
    In addition, 1994 includes results of Multi-Media
    Services.
(3) Business Communications includes results of SNET
    Systems, Inc. ("Systems").
(4) For 1994 and 1993, all others include SNET Paging, Inc.
    ("Paging"), SNET America, Inc. and Parent Company operations. In addition, the 1992 amounts include
    Premium.
(5) Represents earnings (loss) before interest, taxes, depreciation and amortization.

    In April 1993, Systems and AT&T entered into an agreement whereby AT&T assumed product support and maintenance for Systems' customers who owned or rented Private Branch Exchange ("PBX") equipment. This agreement was part of the reorganization of Systems' operations and the implementation of the Corporation's strategy to focus on the Telephone Company's central office-based solutions. The Corporation, through its Business Communications division, continues to offer and maintain certain key products that are complementary to central office-based solutions.
    In October 1993, TNI Associates, Inc. ("TNIA"), a wholly-owned subsidiary of Paging, purchased the remaining 50.5% partnership interest in TNI Associates ("TNI Partnership") for approximately $22 million. The TNI Partnership presently operates a wide-area paging network from New York City to southern New Jersey and Philadelphia. The excess of the purchase price over the estimated fair value of the net assets acquired was assigned to goodwill with an amortization period of 15 years. As discussed in Note 3, on December 13, 1994 Paging and TNIA entered into a definitive agreement to sell substantially all of the network assets of Paging and TNIA including certain assets acquired in the above transaction. As of December 31, 1994, the assets associated with the sale have been adjusted to their estimated net realizable value.

    The 1994 and 1993 consolidated statements of income (loss) include the results of TNI Partnership's operations, which were accounted for as a purchase, since the date of acquisition. Prior to the purchase, TNIA's share of the partnership income was accounted for under the equity method. Pro forma results for 1993 and 1992 have not been presented as they would not have been significantly different from actual results. However, if the acquisition had been consummated on January 1, 1992, reported earnings per share would have been $.01 higher in 1993 and $.04 lower in 1992.
    SNET Real Estate, Inc. ("Real Estate") revenues include amounts attributable to leasing transactions with affiliates. These revenues totaled $9.3 million, $10.3 million and $11.2 million for 1994, 1993 and 1992, respectively.
    Real Estate's total assets were $63.1 million and $71.5 million at December 31, 1994 and 1993, respectively. Total assets were comprised primarily of land, buildings and equipment which were $59.4 million and $65.2 million at December 31, 1994 and 1993, respectively. Total liabilities were $59.7 million and $68.7 million at December 31, 1994 and 1993, respectively. Included in total liabilities was long-term debt of $41.4 million and $43.2 million at December 31, 1994 and 1993, respectively.

    Real Estate is a lessor of real property under operating leases. Future minimum receipts under third-party operating leases for Real Estate at December 31, 1994 are as follows (in millions):

						      Operating
   Year                                                  Leases
- -------------------------------------------------------------------
   1995                                                    $2.0
   1996                                                     1.3
   1997                                                     1.2
   1998                                                      .5
- -------------------------------------------------------------------
   Total                                                   $5.0
- -------------------------------------------------------------------

  NOTE 3: PENDING ACQUISITIONS AND
	  SALE OF CERTAIN ASSETS

On November 22, 1994, Cellular entered into multiple definitive agreements with Bell Atlantic Corporation ("Bell Atlantic") and NYNEX Corporation ("NYNEX") to purchase, for $450.0 million in aggregate, certain cellular properties in Rhode Island and New Bedford and Pittsfield, Massachusetts, and an increased interest in Springwich Cellular Limited Partnership ("Springwich"). Currently, Cellular and SNET Springwich, Inc., a wholly-owned subsidiary of Cellular, together hold an 82.5% partnership interest in Springwich.
    These transactions are subject to the consummation by Bell Atlantic and NYNEX of their cellular joint venture, the formation of which requires their sale of these properties. These acquisitions are also subject to approval by the FCC and the United States Department of Justice ("DOJ"). In addition, the acquisition of the Pittsfield property is subject to a right of first refusal by a third party. In January 1995, the acquisitions were approved by the DOJ. These transactions will be accounted for under the purchase method.
    On December 13, 1994, Paging and TNIA entered into a definitive agreement with Paging Network of New York, Inc., to sell substantially all of the network assets of Paging and TNIA including wireless messaging network transmitters, switches and operating frequencies, as well as all reseller accounts and TNIA's retail accounts. Paging will retain its retail accounts and will continue as a reseller to market paging services under its Page 2000[R] brand name. The transaction, which is subject to regulatory approval and certain other conditions, is expected to be completed in the first half of 1995. As of December 31, 1994, the adjustment of the assets to their estimated net realizable values represents costs incurred as a direct result of exiting the paging network business and has been recorded as part of the Corporation's 1993 restructuring program [see Note 6].

  NOTE 4: EMPLOYEE BENEFITS

SEPARATION OFFER As part of the bargaining-unit contract negotiated in August 1992, employees electing to retire or terminate their employment between December 15, 1992 and February 16, 1993 were offered an early retirement incentive, Special Pension Option ("SPO"). Approximately 570 employees accepted the early retirement offer. Most employees who elected to retire or terminate left the Corporation by March 19, 1993, and the remainder left by September 17, 1993. The Corporation recorded a before-tax $6.5 million pension gain in 1993 as a result of this SPO.

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

    Funding of the management and bargaining-unit plans is achieved through irrevocable contributions to a trust fund. Plan assets consist primarily of listed stocks, corporate and governmental debt, and real estate. The Corporation's policy is to fund the pension cost for these plans in conformity with the Employee Retirement Income Security Act of 1974 using the aggregate cost method. For purposes of determining contributions, the
									 PAGE 37
assumed investment earnings rate on plan assets was 9.5% in 1994 and declines to 7.5% by 1998.

    Pension cost (income) for all plans, computed using the projected unit credit actuarial method, includes the following components:

Dollars in Millions,
For the Years Ended
December 31,                       1994       1993       1992
- -------------------------------------------------------------
Service cost                    $  30.9    $  28.5    $  25.9
Interest cost on projected
 benefit obligation               107.0      103.0      100.3
Amortizations and deferrals,
 net                             (136.4)     131.4      (44.4)
Actual return on plan assets        1.0     (262.5)     (83.1)
Settlement gain                      --      (20.0)        --
Costs relating to special
 termination benefits                --       13.5         --
Curtailment loss                   13.4         --         --
- -------------------------------------------------------------
Net Pension Cost (Income)       $  15.9    $  (6.1)   $  (1.3)
- -------------------------------------------------------------

    The increase in pension cost for 1994 was due primarily to the net effect of a lower discount rate, the absence of a $6.5 million net settlement gain in 1993 and a 1994 curtailment loss for employee separations. The curtailment loss was charged against the restructuring reserve recorded as a part of the 1993 restructuring program [see Note 6]. Pension income increased in 1993 compared to 1992 due primarily to the net effect of a settlement gain and charges for special termination benefits associated with the 1993 SPO that resulted in a net gain of $6.5 million.

    The following table sets forth the plans' funded status:

Dollars in Millions, at
December 31,                              1994         1993
- -----------------------------------------------------------
Actuarial Present Value of
 Accumulated Benefit Obligation,
 including vested benefits of
 $1,216.4 and $1,240.3,
 respectively                        $ 1,319.0    $ 1,337.9
- -----------------------------------------------------------
Plan assets at fair value            $ 1,805.2    $ 1,894.1
Actuarial present value of
 projected benefit obligation         (1,455.3)    (1,543.7)
- -----------------------------------------------------------
Assets in Excess of Projected
 Benefit Obligation                      349.9        350.4
Unrecognized prior service costs         146.4        176.5
Unrecognized transition asset           (173.7)      (193.2)
Unrecognized net gain                   (333.4)      (329.9)
Adjustment required to recognize
 minimum liability                        (2.1)        (4.1)
- -----------------------------------------------------------
Accrued Pension Cost                 $   (12.9)   $     (.3)
- -----------------------------------------------------------

    Assumptions used to calculate the plans' funded status:

At December 31,                      1994     1993     1992
- -----------------------------------------------------------
Discount rate for projected
 benefit obligation                  8.0%     7.0%     7.5%
Expected rate of increase in
 future management compensation
 levels                              4.5%     4.5%     4.5%
Expected long-term rate of return
 on plan assets                      8.0%     8.0%     8.0%
- -----------------------------------------------------------

    When it is economically feasible to do so, the Corporation periodically amends the benefit formulas under its pension plans. Accordingly, pension cost has been determined in such a manner as to anticipate that modifications to the pension plans would continue in the future.

POSTRETIREMENT HEALTH CARE BENEFITS The Corporation provides health care and life insurance benefits for retired employees. Substantially all of the Corporation's employees may become eligible for these benefits if they retire with a service pension. In addition, an employee's spouse and dependents may be eligible for health care benefits. Effective July 1, 1996, all bargaining-unit employees who retire after December 31, 1989 and all management employees who retire after December 31, 1991 may have to share with the Corporation the premium costs of postretirement health care benefits if these costs exceed certain limits.
    Prior to January 1, 1993, these benefits were recognized as an expense only when paid (referred to as the "pay-as-you-go" method). Effective January 1, 1993, the Corporation adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires that employers accrue, during the years an employee renders service, the expected cost, based on actuarial valuations, of health care and other non-pension benefits provided to retirees and their eligible dependents. With the adoption of SFAS No. 106, the Corporation elected to record immediately the accumulated postretirement benefit obligation in excess of the fair value of plan assets (i.e., transition obligation) as a change in accounting principle. The cumulative effect of this accounting change reduced 1993 net income and earnings per share by $215.9 million and $3.39, respectively.
    In 1991, in accordance with a DPUC decision in a rate proceeding for the Telephone Company, the Corporation began to fund the postretirement health care benefits. Based on the DPUC's July 1993 general rate award decision, the Corporation continues to contribute additional amounts to Voluntary Employee Beneficiary Association ("VEBA") trusts.

    The Corporation's postretirement benefit cost includes the following components:

Dollars in Millions,
For the Years Ended December 31,         1994           1993
- ------------------------------------------------------------
Service cost                            $ 5.4          $ 5.3
Interest cost of accumulated
 benefit obligation                      32.2           32.0
Actual return on plan assets             (2.6)         (13.1)
Amortizations and deferrals, net         (5.4)           6.5
Curtailment loss                           .8             --
- ------------------------------------------------------------
Net Postretirement Benefit Cost         $30.4          $30.7
- ------------------------------------------------------------

    The curtailment loss, a result of significant employee separations, was charged against the restructuring reserve recorded as a part of the 1993 restructuring program [see Note 6].

    The following table sets forth the plans' funded status:

Dollars in Millions, at
December 31,                             1994           1993
- ------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
   Retirees                           $ 313.2        $ 364.6
   Fully eligible active plan
     participants                        24.2           27.4
   Other active plan participants        90.8           96.2
- ------------------------------------------------------------
Total Accumulated Postretirement
 Benefit Obligation                     428.2          488.2
Plan assets at fair value              (126.2)        (107.1)
- ------------------------------------------------------------
Accumulated Postretirement Benefit
 Obligation in Excess of Plan
 Assets                                 302.0          381.1
Unrecognized net gain (loss)             26.6          (31.8)
- ------------------------------------------------------------
Accrued Postretirement Benefit
 Obligation                           $ 328.6        $ 349.3
- ------------------------------------------------------------

    Assumptions used to calculate the plans' funded status:

At December 31,                          1994           1993
- ------------------------------------------------------------
Discount rate for projected
 benefit obligation                       8.0%           7.0%
Expected rate of increase in
 future compensation levels               4.5%           4.5%
Expected long-term rate of return
 on plan assets:
   Management health trust                7.0%           7.5%
   Bargaining-unit health trust           7.5%           8.0%
   Retiree life insurance trust           7.5%           8.0%
- ------------------------------------------------------------

    The assumed health care cost trend rate used to measure the expected cost of these benefits in 1994 was 8.3% and declines to 3.9% by 2001. A one percentage point increase in the assumed health care cost trend rate would have increased the 1994 net postretirement benefit cost by approximately $2 million and the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $22 million. In 1992, the pay-as-you-go expense combined with the VEBA contributions amounted to $32.4 million.

POSTEMPLOYMENT BENEFITS Effective January 1, 1993, the Corporation adopted SFAS No. 112 "Employers' Accounting for Postemployment Benefits." This statement requires employers to accrue benefits provided to former or inactive employees after employment but before retirement. These benefits include workers' compensation, disability benefits and health care continuation coverage for a limited period of time after employment. The standard requires that these benefits be accrued as earned where the right to the benefits accumulates or vests. The cumulative effect of this accounting change reduced 1993 net income and earnings per share by $7.1 million and $.11, respectively. Health care continuation costs, which do not vest, continue to be paid from company funds and are expensed when paid.

EMPLOYEE STOCK OWNERSHIP PLAN The Corporation has established a leveraged ESOP for substantially all employees as part of its existing savings plans. Under the ESOP, the Corporation's matching contributions are invested entirely in common stock of the Corporation and are held by the ESOP.
    In January 1990, the Corporation loaned the ESOP $10.0 million and in February 1990, the ESOP borrowed an additional $110.0 million, which the Corporation guaranteed, through a third party. The proceeds of the $10.0 million loan were used to acquire shares of the Corporation's common stock through open market purchases. The proceeds of the $110.0 million loan were used to purchase shares of both unissued common stock and treasury stock from the Corporation. All shares purchased by the ESOP were originally pledged as collateral for its debt. The Corporation periodically makes cash payments to the ESOP that, together with dividends received on shares held by the ESOP, are used to make interest and principal payments on both loans. As these payments are made, shares are released from collateral and made available for distribution to employees' accounts, based on the proportion of debt service paid during the year.

    ESOP expense and ESOP trust activity are as follows:

Dollars in Millions,
For the Years Ended December 31,    1994      1993      1992
- ------------------------------------------------------------
Compensation expense(1)            $14.3     $13.4     $14.0
Interest expense incurred(1)         5.9       6.7       7.4
Interest income earned               (.7)      (.8)      (.8)
- ------------------------------------------------------------
Total Expense                      $19.5     $19.3     $20.6
- ------------------------------------------------------------
Dividends Used for Debt Service    $ 5.3     $ 5.4     $ 5.4
- ------------------------------------------------------------
Cash Contributions Used for
 Debt Service                      $13.2     $13.2     $13.1
- ------------------------------------------------------------

(1) Net of applicable dividends used for debt service.

    ESOP shares outstanding are as follows:

In Thousands, at December 31,    1994        1993        1992
- -------------------------------------------------------------
Allocated shares              1,164.4       917.2       641.0
Unreleased shares             1,809.6     2,111.2     2,412.9
- -------------------------------------------------------------
Total ESOP Shares             2,974.0     3,028.4     3,053.9
- -------------------------------------------------------------

  NOTE 5: INCOME TAXES

Effective January 1, 1993, the Corporation adopted SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 resulted in recording tax benefits, primarily associated with the effects of lower federal and state tax rates, applicable to the Corporation's non-telephone businesses. The cumulative effect of this accounting change increased 1993 net income and earnings per share by $2.8 million and $.04, respectively.
    In accordance with SFAS No. 109 and SFAS No. 71, the Telephone Company has a regulatory asset of $62.2 million (recorded in deferred charges, leases and other assets) related to the cumulative amount of income taxes on temporary differences previously flowed through to ratepayers. These amounts related principally to capitalization of certain general overhead, taxes and payroll-related construction costs for financial statement purposes. In addition, the Telephone Company has a regulatory liability of $84.2 million (recorded in other liabilities and deferred credits) relating to future tax benefits to be flowed back to ratepayers associated with unamortized investment tax credits and decreases in both federal and state historical statutory tax rates. Both the regulatory asset and liability are recognized over the regulatory lives of the related taxable bases concurrent with realization in rates, except for the liability related to intrastate excess state tax rates, which in accordance with the DPUC final decision issued in July 1993, will be returned to ratepayers over three years. This method results in a more accelerated turnaround than the normal recognition period.

    Income tax expense (benefit) includes the following components:

Dollars in Millions,
For the Years Ended December 31,   1994       1993       1992
- -------------------------------------------------------------
FEDERAL
Current                          $ 74.7     $ 57.1     $ 66.0
Deferred                           19.5      (87.7)      13.0
Investment tax credits, net        (7.9)     (10.5)      (7.3)
- -------------------------------------------------------------
 Total Federal                     86.3      (41.1)      71.7
- -------------------------------------------------------------
STATE
Current                            31.1       27.0       30.5
Deferred                            4.5      (30.1)       8.0
- -------------------------------------------------------------
 Total State                       35.6       (3.1)      38.5
- -------------------------------------------------------------
Total Income Taxes               $121.9     $(44.2)    $110.2
- -------------------------------------------------------------

    Deferred income tax expense (benefit) resulted primarily from restructuring program costs incurred in 1994, which were recorded in the financial statements in 1993 as a part of the restructuring charge. In August 1993, the statutory federal income tax rate increased from 34.0% to 35.0%, retroactive to January 1, 1993. In addition, the enacted state income tax rate will be gradually reduced from 11.5% in 1994 to 10.0% in 1998. The net impact of these changes in the enacted tax rates was not material to total income taxes or to net deferred income tax liabilities.

    A reconciliation between income taxes and taxes computed by applying the statutory federal income tax rate to income (loss) from continuing operations before income taxes is as follows:

Dollars in Millions,
For the Years Ended December 31,   1994       1993       1992
- -------------------------------------------------------------
Statutory federal income tax
 rate                              35.0%     (35.0)%     34.0%
- -------------------------------------------------------------
Federal income taxes at
 statutory rate                  $104.8     $(30.7)    $ 91.6
State income taxes, net of
 federal income tax effect         23.1       (2.0)      25.3
Depreciation of telephone
 plant construction costs
 previously deducted for tax
 purposes(1)                        5.1        6.3        4.4
Rate differentials applied to
 reversing temporary
 differences                       (4.9)     (11.2)      (5.6)
Amortization of investment
 tax credits                       (7.9)     (10.5)      (7.3)
Prior years' tax adjustments        1.7        1.9        1.6
Other differences, net               --        2.0         .2
- -------------------------------------------------------------
Income Taxes                     $121.9     $(44.2)    $110.2
- -------------------------------------------------------------
Effective Tax Rate                 40.7%     (50.3)%     40.9%
- -------------------------------------------------------------

(1) Telephone Company only.

    Consolidated deferred income tax liabilities (assets) are comprised of the following:

Dollars in Millions, at December 31,     1994           1993
- ------------------------------------------------------------
Depreciation                          $ 486.9        $ 491.0
Items previously flowed through
 to ratepayers                           62.2           71.0
Leveraged leases                         30.7           32.2
Deferred gross earnings tax              15.9           19.1
Postretirement benefits other than
 pensions                              (136.9)        (145.5)
Restructuring charge                   (112.1)        (150.8)
Unamortized investment tax credits      (31.1)         (37.0)
Other                                   (44.3)         (38.7)
Valuation allowance                       1.9            1.9
- ------------------------------------------------------------
Deferred Income Taxes                 $ 273.2        $ 243.2
- ------------------------------------------------------------

    The valuation allowance of $1.9 million applies to state and local net operating loss carryforwards that may expire before the Corporation can utilize them. There was no net change in the valuation allowance during 1994 and 1993. The allowance will continue to be evaluated based on evidence of realization of all deferred tax assets.

  NOTE 6: RESTRUCTURING CHARGE

In December 1993, the Corporation recorded a before-tax restructuring charge of $355.0 million, $204.2 million after-tax, or $3.21 per share, to provide for a comprehensive restructuring program. The program included costs to be incurred to facilitate employee separations involving approximately 2,500 employees beginning in January 1994. This total includes 750 to 1,000 management employees and 1,500 to 1,750 bargaining-unit employees. The charge also included incremental costs of implementing appropriate reengineering solutions; designing and developing new processes and tools to continue the Corporation's provision of excellent service; and retraining of the remaining employees to help them meet the changing demands of customers.

    The 1993 restructuring charge was originally estimated as follows:

Dollars in Millions, at December 31,                  1993
- ----------------------------------------------------------
Employee separation costs                           $170.0
Process and systems reengineering                    145.0
Exit and other costs                                  40.0
- ----------------------------------------------------------
Total Restructuring Charge                          $355.0
- ----------------------------------------------------------

    In order to maintain quality customer service while at the same time reengineering the business, the 1993 restructuring program is expected to extend into 1997, rather than be completed by 1996 as originally intended. It is also possible that shifts in reserve categories may occur due to factors beyond the Corporation's control. However, no significant changes in the total cost of the 1993 restructuring program are likely to occur nor are any adjustments anticipated to the original estimate.

    The Corporation incurred costs during 1994 related to the restructuring program which were charged against the reserve as follows:

Dollars in Millions,
For the Year Ended December 31,                       1994
- ----------------------------------------------------------
Employee separation costs                            $41.8
Process and systems reengineering                     35.0
Exit and other costs                                  13.3
- ----------------------------------------------------------
Total Incurred Costs                                 $90.1
- ----------------------------------------------------------

    Costs incurred for employee separations included payments for severance, unused compensated absences, health care continuation and employee retraining, as well as a non-cash charge of approximately $14 million for pension and postretirement health care plan curtailment losses transferred to the appropriate liability. Process and systems reengineering costs included incremental costs incurred in connection with the execution of numerous reengineering programs involving network operations, customer service, repair and support processes. Exit and other costs included primarily an estimated non-cash charge of approximately $12 million for exiting the paging network business in connection with the pending sale of substantially all of the network assets of Paging and TNIA [see Note 3].
    In 1994, the Corporation implemented network operations, customer service, repair and support programs and developed new processes to reduce substantially the costs of business while significantly im-proving customer service and quality. The remaining employee separations will not be possible without the development and installation of these new processes which, among other things, will reduce or eliminate the current labor-intensive interfaces between the existing systems.
    During 1994, the Corporation began to realize savings associated with its restructuring program. Through December 1994, approximately 970 employees, representing 590, or 16.6%, of the total number of management employees and 380, or 5.5%, of the total number of bargaining-unit employees, had left the Corporation under severance plans and retirement incentives. Additional employee separations are expected to occur as a result of an "early-out option" for bargaining-unit employees currently being negotiated with the Connecticut Union of Telephone Workers and the outsourcing of approximately 150 data center operation employees currently being negotiated with Computer Sciences Corporation. Reengineering efforts and the early-out option will impact the timing and mix of additional employee separations of approximately 1,500 employees. Expected accumulated savings are dependent on these factors and are currently estimated to be $60 million, $90 million and $110 million for 1995, 1996 and 1997, respectively. These anticipated savings will be substantially offset by costs related to the growth in business, the construction of I-SNET[SM], a statewide information superhighway, and the cost of adding other employees with different skills.

    Cash expenditures are estimated at $115 million, $70 million and $50 million in 1995, 1996 and 1997, respectively. Incremental capital expenditures related to the restructuring program approximated $20 million in 1994. These items have been charged to property,
									 PAGE 41
plant and equipment and will be reflected in increased depreciation expense in future years. In addition, the Corporation also anticipates incremental capital expenditures of approximately $60 million over the remaining life of the program.

  NOTE 7: OBLIGATIONS MATURING WITHIN ONE YEAR

Obligations maturing within one year, which include notes payable used to meet temporary cash needs, consist of the following:

Dollars in Millions, at
December 31,                       1994      1993      1992
- ---------------------------------------------------------------
Current portion of long-term
 debt                             $32.6    $290.0     $25.9
Commercial paper                    7.0        --      56.9
- ---------------------------------------------------------------
Total Obligations Maturing
 Within One Year                  $39.6    $290.0     $82.8
- ---------------------------------------------------------------

    Additional information regarding commercial paper outstanding is as follows:

Dollars in Millions,
For the Years Ended December 31,   1994      1993      1992
- ---------------------------------------------------------------
Average amount outstanding
 during the year (based on
 daily amounts)                   $20.5    $ 49.0    $104.2
- ---------------------------------------------------------------
Weighted average interest rate
 during the year (based on
 daily amounts)                    3.52%     3.20%     4.04%
- ---------------------------------------------------------------
Maximum amount outstanding
 at any month's end during the
 year                             $71.1    $120.4    $135.4
- ---------------------------------------------------------------
Weighted average interest rate
 at year-end                       6.20%       --      3.29%
- ---------------------------------------------------------------

  NOTE 8: LEASE OBLIGATIONS

The Corporation has entered into both capital and operating leases for facilities and equipment used in its operations. Rental expense under operating leases was $33.1 million, $35.2 million and $39.8 million for 1994, 1993 and 1992, respectively. Aggregate future minimum rental commitments under third-party, noncancelable operating leases at December 31, 1994, are as follows (in millions):

						   Operating
Year                                                  Leases
- ------------------------------------------------------------
1995                                                   $15.0
1996                                                    13.1
1997                                                    11.2
1998                                                    10.4
1999                                                     9.4
Thereafter                                              26.0
- ------------------------------------------------------------
Total Minimum Lease Payments                           $85.1
- ------------------------------------------------------------

    Future minimum lease payments under capital leases as of December 31, 1994 are $.2 million through 1999 and $.2 million thereafter. Of the total $.4 million minimum lease payments, $.3 million represents future interest.

  NOTE 9: LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 are as follows:

Dollars in Millions     Interest Rates      1994         1993
- -------------------------------------------------------------
Unsecured notes         6.13% to 8.00%    $705.0     $  735.0
			8.70% to 9.63%      80.0        120.0
- -------------------------------------------------------------
Total Unsecured
 Notes                                     785.0        855.0
Guaranteed Debt of
 ESOP                            9.35%      77.6         86.8
Debentures              4.38% to 8.63%      45.0        245.0
Mortgage Notes          9.14% to 9.90%      43.4         53.4
Bank Notes             8.50% to 10.94%      37.4         38.0
- -------------------------------------------------------------
Total Long-term Debt                       988.4      1,278.2
Unamortized discount and premium, net       (3.8)        (4.0)
Capital lease obligations                     .1           .1
Current portion of long-term debt          (32.6)      (290.0)
- -------------------------------------------------------------
Total Long-term Obligations               $952.1     $  984.3
- -------------------------------------------------------------

    Maturities of long-term debt outstanding at December 31, 1994 by type of obligation are as follows (in millions):

	    Unsecured    Guaranteed                    Mortgage   Bank
Year            Notes  Debt of ESOP     Debentures        Notes  Notes   Total
- ------------------------------------------------------------------------------
1995           $ 20.0         $10.1           $ --        $ 2.0  $  .5  $ 32.6
1996             20.0          11.1             --          1.9     .5    33.5
1997               --          12.2             --          2.1     .5    14.8
1998             20.0          13.3             --          9.7     .4    43.4
1999               --          14.6             --          1.9    8.3    24.8
Thereafter      725.0          16.3           45.0         25.8   27.2   839.3
- ------------------------------------------------------------------------------
Total          $785.0         $77.6          $45.0        $43.4  $37.4  $988.4
- ------------------------------------------------------------------------------

    In September 1993, the Telephone Company called $45.0 million of 5.75% debentures due November 1996. The debentures were redeemed in November 1993. The costs associated with this redemption did not result in a material charge in 1993.
    In December 1993, the Telephone Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") to sell up to $540.0 million in medium-term notes with maturities ranging from 10 to 40 years. In December 1993, the Telephone Company called $200.0 million of 8.63% debentures and announced that it would repurchase up to $220.0 million of medium-term notes with rates ranging from 9.60% to 9.63%. The Telephone Company repurchased $166.5 million of these notes and executed an "in-substance defeasance" for the remainder of the medium-term notes not repurchased. Sufficient U.S. Government securities were deposited in an irrevocable trust to cover the outstanding principal, interest and call premium payable February 15, 1995. Pursuant to the registration statement, the Telephone Company sold, in December 1993, with DPUC approval, $445.0 million of unsecured notes with interest rates ranging from 6.13% to 7.25%. The proceeds of the sale were used to repurchase the debt issues discussed previously and purchase securities placed in the irrevocable trust established for the "in-substance defeasance." The costs associated with the 1993 redemptions were recorded as an extraordinary charge totaling $44.0 million, net of applicable tax benefits of $38.0 million, or $.69 per share. As of December 31, 1994, the issued notes were outstanding. Additional notes may be sold in one or more issues from time to time as market conditions warrant.
    In April 1992, the Telephone Company filed a shelf registration statement with the SEC to sell up to $180.0 million in medium-term notes with maturities ranging from 10 to 25 years. Pursuant to the registration statement, the Telephone Company sold, in August 1992, with DPUC approval, $180.0 million of unsecured notes with interest rates ranging from 7.00% to 7.20%. The proceeds from the sale were used to redeem $175.0 million of debentures with interest rates ranging from 7.75% to 8.13%, which were called in August 1992. The costs associated with the 1992 redemptions were recorded as an extraordinary charge totaling $2.7 million, net of applicable tax benefits of $2.0 million, or $.04 per share. As of December 31, 1994, the issued notes were outstanding.
    In 1991, the Corporation filed a shelf registration statement with the SEC to sell up to $165.0 million in medium-term notes with maturities ranging from 3 to 15 years. In 1991, the Corporation sold, for refinancing purposes, $110.0 million of unsecured notes with interest rates ranging from 7.20% to 8.00%. As of December 31, 1994, the issued notes were outstanding. Additional notes may be sold in one or more issues from time to time as market conditions warrant.
    The Corporation established a bank line of credit to facilitate the issuance of commercial paper. Under this credit facility, the Corporation has obtained a contractual commitment to a $100.0 million line of credit provided by a syndicate of banks. At December 31, 1994, the entire $100.0 million remained available. The annual commitment fee is currently 0.10% of the total line of credit.
    Real Estate has issued mortgage notes that are collateralized by the mortgaged properties. Real Estate is a 50% general partner in a real estate partnership and is contingently liable to the extent recourse liabilities exceed unrestricted assets of the partnership. At December 31, 1994, such contingent liability was $3.8 million.

  NOTE 10: DISCONTINUED OPERATIONS

In September 1992, the Corporation's Board of Directors approved a plan to withdraw from the finance business by phasing out the activities of SNET Credit, Inc. ("Credit"). In connection with this plan, the Corporation recorded an estimate of the loss on the disposal of $4.0 million, net of applicable tax benefits of $1.4 million in 1992.
    During 1993, Credit sold portions of its direct-financing lease portfolio for a total of approximately $81 million in cash. The proceeds from the sales were used to pay all of its third-party debt outstanding. Due primarily to the net loss on the sales and a reevaluation of the additional direct-financing leases that were retained, the Corporation increased the estimated loss on the disposal by $10.3 million, net of applicable tax benefits of $6.7 million, during the fourth quarter of 1993.
    The amount shown as discontinued operations in the accompanying consolidated statement of income for 1992 represents the results of Credit's operations prior to the plan of discontinuance. No tax benefit was recorded on the loss for 1992 due to the uncertainty of realization of current and prior year tax losses for state tax purposes.
    The Corporation retained, on an investment basis, the portfolio of leveraged leases and a group of direct-financing leases. The gross investment in these leases has been recorded on the consolidated balance sheet in deferred charges, leases and other assets. The investments in direct-financing leases are in a commercial aircraft and other equipment. Investments in leveraged leases are in a coal-fired, electric generating facility and other equipment.

    The components of the lease notes receivable retained are as follows:

Dollars in
Millions,
At December 31,               1994                      1993
- ---------------------------------------------------------------------
		       Direct-                   Direct-
		     Financing    Leveraged    Financing    Leveraged
			Leases       Leases       Leases       Leases
- ---------------------------------------------------------------------
Minimum rentals
 receivable           $  77.5        $ 26.1     $  95.4        $ 26.9
Unearned income         (33.9)        (16.1)      (39.2)        (18.2)
Estimated,
 unguaranteed
 residual value of
 leased assets           10.4          34.1        10.6          34.6
Initial direct
 costs                     .3            --          .3            --
- ---------------------------------------------------------------------
Lease Notes
 Receivable           $  54.3          44.1     $  67.1          43.3
		     ---------                 ---------
Deferred taxes
 arising from
 leveraged leases                     (30.7)                    (32.2)
- ---------------------------------------------------------------------
Net Investment in
 Leveraged Leases                    $ 13.4                    $ 11.1
- ---------------------------------------------------------------------

    Future minimum receipts under the third-party direct-financing leases at December 31, 1994 are as follows (in millions):


					       Direct-
					     Financing
Year                                            Leases
- ------------------------------------------------------
1995                                             $ 7.3
1996                                               7.1
1997                                               5.7
1998                                               3.9
1999                                               3.7
Thereafter                                        49.8
- ------------------------------------------------------
Total                                            $77.5
- ------------------------------------------------------


  NOTE 11: DISCLOSURES ABOUT FAIR VALUE OF
	   FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND TEMPORARY CASH INVESTMENTS The carrying amount approximates fair value because of the short maturity of those instruments.

LONG-TERM INVESTMENTS The fair value of certain investments was estimated based on quoted market prices for those or similar investments.

SHORT-TERM DEBT The carrying amount of short-term debt approximates fair value because of the short maturity of those instruments. The fair value of long-term debt called in 1993 and redeemed in 1994 was estimated based on the call price for those issues.

LONG-TERM DEBT The fair value of the Corporation's long-term debt was estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

    The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:

Dollars in
Millions,
At December 31,            1994                   1993
- ---------------------------------------------------------------
		   Carrying        Fair    Carrying        Fair
		     Amount       Value      Amount       Value
- ---------------------------------------------------------------
Cash and
 temporary cash
 investments         $  6.7      $  6.7     $ 224.8    $  224.8
Long-term
 investments            4.4        10.1         4.9        10.7
Short-term debt       (39.6)      (39.6)     (290.0)     (304.6)
Long-term debt       (952.0)     (864.0)     (984.2)   (1,024.2)
- ---------------------------------------------------------------

  NOTE 12: COMMON, PREFERRED AND
	   PREFERENCE SHARES

The Corporation is authorized to issue up to 300,000,000 shares of common stock at a par value of $1.00 per share ("Common Stock") as well as 2,000,000 preferred shares at a par value of $50.00 per share and 50,000,000 preference shares at a par value of $1.00 per share. No preferred or preference shares have been issued pursuant to these authorizations.

    Under a 1987 shareholders' rights plan ("Rights Plan"), as amended in 1990, each share of Common Stock has a purchase right that entitles the holder to purchase one additional share of Common Stock at an exercise price of $80.00. The rights are not exercisable or transferable apart from the Common Stock until a person or group has acquired, or has made an offer for, 20% or more of the outstanding Common Stock. In the event that a person or group acquires 20% or more of the outstanding Common Stock, each outstanding right, other than those held by the 20% acquirer, is entitled to purchase, at the exercise price of the rights, a number of shares of Common Stock having a market value of two times the exercise price of the right. The Rights Plan may be amended by the Board of Directors to reduce the threshold at which the rights are triggered to not less than 10% of the then outstanding Common Stock. Additionally, if the person or group acquires the Corporation in a merger or other business combination transaction, each right will entitle the owner to purchase Common Stock of the acquirer having a market value of two times the exercise price of the right. The rights are redeemable at one cent each prior to public announcement that a person or group has acquired beneficial ownership of

20% or more of the outstanding Common Stock. The rights expire on February 11, 1997.
    Compensation paid in the form of Common Stock for consideration other than cash, or in lieu of cash dividends, is as follows:

Dollars in Millions,
For the Years Ended December 31,     1994      1993      1992
- -------------------------------------------------------------
Common stock issued under the
 Corporation's savings and
 incentive plans                    $ 6.1     $ 2.4     $ 8.1
Dividends reinvested                 15.7      15.2      15.3
- -------------------------------------------------------------
Total                               $21.8     $17.6     $23.4
- -------------------------------------------------------------

  NOTE 13: SUPPLEMENTAL FINANCIAL INFORMATION

  SUPPLEMENTAL INCOME STATEMENT INFORMATION

Dollars in Millions,
For the Years Ended December 31,     1994      1993      1992
- -------------------------------------------------------------
Amortization of Investment
 Tax Credits                        $ 7.9     $10.5     $ 7.3
- -------------------------------------------------------------
Taxes other than income:
 Property                           $45.5     $47.6     $46.0
 Other                               10.7      13.0      13.3
- -------------------------------------------------------------
Total Taxes Other Than Income       $56.2     $60.6     $59.3
- -------------------------------------------------------------
Advertising Expense                 $32.4     $17.0     $14.0
- -------------------------------------------------------------
Interest expense:
 Long-term obligations              $70.3     $85.9     $90.3
 Short-term obligations               2.2       1.6       4.3
 Other                                2.4       3.9       2.9
- -------------------------------------------------------------
Total Interest Expense              $74.9     $91.4     $97.5
- -------------------------------------------------------------

SUPPLEMENTAL BALANCE SHEET INFORMATION

Dollars in Millions, at December 31,       1994          1993
- -------------------------------------------------------------
Property, plant and equipment,
 net:
 Telephone plant, at cost:
   In service                         $ 4,011.8     $ 3,965.8
   Under construction                      68.3          74.0
- -------------------------------------------------------------
 Total Telephone Plant, at cost         4,080.1       4,039.8
 Accumulated depreciation              (1,539.2)     (1,429.2)
- -------------------------------------------------------------
   Total Telephone Plant, net           2,540.9       2,610.6
- -------------------------------------------------------------
 Property and equipment, at cost          292.5         258.5
 Accumulated depreciation                (121.2)        (99.0)
- -------------------------------------------------------------
   Property and equipment, net            171.3         159.5
- -------------------------------------------------------------
Total Property, Plant and
 Equipment, net                       $ 2,712.2     $ 2,770.1
- -------------------------------------------------------------
Materials, supplies and
 inventories:
 Materials and supplies               $     6.2     $     8.0
 Inventories                               20.2          13.6
- -------------------------------------------------------------
Total Materials, Supplies
 and Inventories                      $    26.4     $    21.6
- -------------------------------------------------------------
Deferred charges, leases and
 other assets:
   Deferred charges                   $    49.9     $    61.0
   Leases                                  98.4         110.4
   Other assets                           146.4         172.5
- -------------------------------------------------------------
Total Deferred Charges, Leases and
 Other Assets                         $   294.7     $   343.9
- -------------------------------------------------------------
Other current liabilities:
 Dividends payable                    $    28.4     $    28.1
 Postretirement benefits accrued           20.4          20.4
 Interest accrued                          13.5          19.8
 Other current liabilities                 22.3          22.1
- -------------------------------------------------------------
Total Other Current Liabilities       $    84.6     $    90.4
- -------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION

Dollars in Millions,
For the Years Ended December 31,    1994       1993       1992
- --------------------------------------------------------------
Interest Paid, net of
 amounts capitalized              $ 81.2     $ 97.0     $ 93.3
- --------------------------------------------------------------
Income Taxes Paid                 $109.5     $ 73.9     $ 91.8
- --------------------------------------------------------------
Cash change in operating assets
 and liabilities:
 Increase in accounts receivable  $(48.3)    $(15.9)    $(21.1)
 (Increase) decrease in
  materials, supplies and
  inventories                       (4.8)        .5        2.9
 Increase in accounts payable
  and compensated absences          20.4        2.7        5.1
 Change in other assets and
  liabilities, net                 (35.7)     (32.6)      17.9
- --------------------------------------------------------------
 Net Cash Change in Operating
 Assets and Liabilities           $(68.4)    $(45.3)    $  4.8
- --------------------------------------------------------------

  NOTE 14: STOCK OPTION PLAN

The SNET 1986 Stock Option Plan is a plan providing stock options and stock appreciation rights ("SARs") to certain key employees at the discretion of a committee of the Board of Directors ("Committee"). The exercise price of each option may not be less than 100% of the fair market value of the shares on the date of grant. Options are exercisable no earlier than one year after the date of grant and have a maximum life of ten years. SARs, which may be granted in tandem with the related stock option, permit the optionee to receive in cash or shares (at the Committee's discretion) the amount by which the fair market value on the exercise date exceeds the related option price. Exercise of an option cancels the related SAR, and exercise of an SAR cancels the related option.

    Information with respect to plan activity is as follows:

			Options    Shares
		      Available     Under             Average
		      for Grant    Option      SARs     Price
- -------------------------------------------------------------
Balance at 1/1/92     1,461,350   223,300   160,550   $ 31.24
Granted                 (55,600)   55,600    41,000   $ 30.25
SARs exercised               --    (8,450)   (8,450)  $ 26.08
Options exercised            --    (3,700)       --   $ 26.09
Canceled                  5,200    (5,200)   (1,400)  $ 31.18
- ---------------------------------------------------
Balance at 12/31/92   1,410,950   261,550   191,700   $ 31.27
- ---------------------------------------------------
Granted                (312,000)  312,000        --   $ 36.24
SARs exercised               --   (11,275)  (11,275)  $ 26.58
Options exercised            --    (5,000)       --   $ 29.24
Canceled                 13,250   (13,250)   (7,825)  $ 32.58
- ---------------------------------------------------
Balance at 12/31/93   1,112,200   544,025   172,600   $ 34.20
- ---------------------------------------------------
Granted                (360,500)  360,500        --   $ 31.86
SARs exercised               --    (8,100)   (8,100)  $ 29.82
Options exercised            --    (1,100)       --   $ 24.69
Canceled                 33,600   (33,600)   (1,800)  $ 34.78
- ---------------------------------------------------
BALANCE AT 12/31/94     785,300   861,725   162,700   $ 33.25
- -------------------------------------------------------------

    At December 31, 1994, 162,700 SARs and 310,475 shares under option were exercisable.

  NOTE 15: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Dollars in Millions, Except Per Share Amounts

Dollars in Millions, Except Per Share Amounts
- ---------------------------------------------------------------------------------------------------------------------------------
				  1st QTR                     2nd QTR                    3rd QTR                   4th QTR
			     ----------------------------------------------------------------------------------------------------
			       1994        1993            1994       1993            1994       1993           1994        1993
			     ----------------------------------------------------------------------------------------------------
TOTAL REVENUES AND SALES     $423.2     $ 402.3          $427.8     $410.7          $429.6     $414.1         $436.4     $ 426.5
- ---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)      $ 92.9     $  87.5          $ 94.6     $ 95.1          $ 98.1     $ 97.6         $ 88.8     $(276.6)
- ---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS):
 Continuing operations       $ 43.5     $  36.5          $ 45.3     $ 40.9          $ 47.2     $ 48.7         $ 41.6     $(169.7)(1)
 Discontinued operations         --          --              --         --              --         --             --       (10.3)
 Extraordinary charge            --          --              --         --              --         --             --       (44.0)
 Cumulative effect of
   accounting changes            --      (220.2)             --         --              --         --             --          --
- ---------------------------------------------------------------------------------------------------------------------------------
 Net Income (Loss)           $ 43.5     $(183.7)         $ 45.3     $ 40.9          $ 47.2     $ 48.7         $ 41.6     $(224.0)
- ---------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE:
 Continuing operations(2)    $  .68     $   .58          $  .71     $  .64          $  .73     $  .77         $  .65     $ (2.66)(1)
 Discontinued operations         --          --              --         --              --         --             --        (.16)
 Extraordinary charge            --          --              --         --              --         --             --        (.69)
 Cumulative effect of
   accounting changes(2)         --       (3.47)             --         --              --         --             --          --
- ---------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share    $  .68     $ (2.89)         $  .71     $  .64          $  .73     $  .77         $  .65     $ (3.51)
- ---------------------------------------------------------------------------------------------------------------------------------

(1) Includes a before-tax charge of $355.0 million for restructuring that reduced net income and earnings per share by $204.2 million and $3.21, respectively.

(2) Per share is computed independently for each quarter and, for 1993, the sum of the quarters does not equal the annual amount.

- ------------------------------------------------------------------
       SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
- ------------------------------------------------------------------
	   FINANCIAL AND STATISTICAL DATA (UNAUDITED)
- ------------------------------------------------------------------

       Dollars in Millions, Except as Noted                 1994           1993           1992           1991           1990
- --------------------------------------------------------------------------------------------------------------------------------
FINANCIAL DATA
     Revenues and sales                                  $ 1,717        $ 1,654        $ 1,614        $ 1,608        $ 1,599
     Costs and expenses (excluding depreciation
       and amortization)(1)                              $ 1,014        $ 1,359        $   997        $ 1,044        $ 1,041
     Operating earnings(2)                               $   703        $   295        $   617        $   564        $   558
     Interest expense                                    $    75        $    91        $    97        $   102        $    95
     Income taxes                                        $   122        $   (44)       $   110        $    86        $    83
     Net income (loss)(1):
       From continuing operations                        $   178        $   (44)       $   159        $   123        $   129
       Before extraordinary charge and accounting
	 changes                                         $   178        $   (54)       $   154        $   126        $   132
       Net income (loss)                                 $   178        $  (318)       $   151        $   124        $   127
     Earnings (loss) for per share calculation(1)        $   178        $  (318)       $   154        $   126        $   129
     Earnings (loss) per share (dollars)(1):
       From continuing operations                        $  2.77        $  (.68)       $  2.56        $  2.01        $  2.12
       Before extraordinary charge and accounting
	 changes                                         $  2.77        $  (.84)       $  2.48        $  2.06        $  2.17
       Net income (loss)                                 $  2.77        $ (4.99)       $  2.44        $  2.02        $  2.08
     Dividends declared per share (dollars)              $  1.76        $  1.76        $  1.76        $  1.76        $  1.76
     Cash provided by operations, net                    $   412        $   479        $   504        $   427        $   377
     Telephone plant capital additions, excluding
       AFUDC                                             $   224        $   255        $   277        $   295        $   342
     Depreciation expense on telephone plant             $   296        $   265        $   229        $   232        $   232
     Telephone plant, net                                $ 2,541        $ 2,611        $ 2,621        $ 2,566        $ 2,500
     Total assets                                        $ 3,505        $ 3,762        $ 3,485        $ 3,451        $ 3,361
     Common stockholders' equity                         $   953        $   855        $ 1,254        $ 1,176        $ 1,128
     Long-term obligations                               $   952        $   984        $ 1,048        $ 1,072        $   991
- --------------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA
     Network access lines in service (thousands)           2,009          1,964          1,937          1,922          1,904
       Annual growth                                         2.3%           1.4%            .8%            .9%           1.6%
     Telephone operations cost per access line
       (dollars)(3)                                      $   340        $   365        $   359        $   377        $   365
     Return of average total capital                        12.8%         (10.3)%         10.3%           9.6%           9.7%
     Return on average equity                               19.4%         (28.2)%         12.5%          10.8%          11.2%
     Debt ratio                                             51.0%          59.9%          47.4%          51.2%          51.6%
     Pre-tax interest coverage (times)                       5.0             .1            3.8            3.0            3.2
     Average total debt cost                                 6.8%           7.7%           7.8%           8.1%           8.4%
     Current ratio (times)                                   .88            .82            .84            .81            .69
     Average dividend yield                                  5.4%           4.9%           5.4%           5.5%           5.2%
     Payout ratio                                           63.5%            --(4)        72.1%          87.1%          84.6%
     Market price per share (dollars):
       High                                              $36.250        $38.375        $38.000        $35.875        $45.875
       Low                                               $28.250        $33.625        $28.250        $29.000        $26.000
     Average market price per share (dollars)            $ 32.63        $ 35.70        $ 32.70        $ 32.23        $ 34.15
     Average book value per share (dollars)              $ 14.26        $ 17.69        $ 19.49        $ 18.68        $ 18.49
     Average price/earnings ratio (times)                     12             --(4)          13             16             16
     Weighted average shares (thousands)                  64,209         63,692         63,073         62,392         62,113
     Number of stockholders                               55,693         57,352         59,089         60,619         61,862
     Depreciation expense as a percentage of
       average depreciable telephone plant                   7.4%           6.8%           6.1%           6.4%           6.4%
     Telephone plant depreciated                            38.6%          36.2%          34.0%          32.9%          31.8%
     Telephone operations employees
       (excluding Publishing)                              8,604          9,087          9,532          9,557         10,430
     Total employees                                       9,797         10,476         11,216         11,224         12,269
- --------------------------------------------------------------------------------------------------------------------------------

Certain amounts have been restated to reflect the discontinuance of Credit.

(1) 1993 includes a before-tax charge of $355.0 million, $204.2 million or $3.21 per share after-tax, for a restructuring charge. 1991 includes a before-tax charge of $38.0 million, $21.6 million or $.35 per share after-tax, for the cost of employee separation plans. 1990 includes a before-tax charge of $33.8 million, $19.2 million or $.31 per share after-tax, from a reduction in the realizable value of accounts receivable.

(2) Represents earnings before interest, taxes, depreciation and amortization.

(3) Excludes depreciation, amortization and costs of Publishing operations for all years; 1993 also excludes the before-tax restructuring charge.

(4) Not calculated for 1993 based upon a loss per share. A payout ratio of 69.6% and an average price/earnings ratio of 14 were calculated excluding the loss per share impact of the restructuring charge of $3.21, discontinued operations of $.16, extraordinary charge of $.69 and cumulative effect of accounting changes of $3.46.

- -------------------------------------------------------
  SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
- -------------------------------------------------------
	       INVESTOR INFORMATION
- -------------------------------------------------------

CORPORATE INFORMATION
- -------------------------------------------------------------------------------
Executive Office:
SNET
227 Church Street
New Haven, Connecticut 06510
(203) 771-5200

Stock Exchange Listings:
New York Stock Exchange
Pacific Stock Exchange
Symbol: SNG

Auditors:
Coopers & Lybrand L.L.P.
Independent Accountants
100 Pearl Street
Hartford, Connecticut 06103


SHAREHOLDER INFORMATION
- -------------------------------------------------------------------------------

Annual Meeting of Shareholders
May 10, 1995, 10:00 a.m.
SNET's General Office Building
300 George Street
New Haven, Connecticut 06511

Shareholder Services Center
300 George Street
New Haven, Connecticut 06511
New Haven area: (203) 771-6542
From anywhere in the continental U.S.:
1-800-243-1110

The Form 10-K or quarterly
reports may be obtained
by contacting our Shareholder
Services Center.


SECURITY ANALYSTS AND
  PORTFOLIO MANAGERS
- -------------------------------------------------------------------------------

Direct inquiries to:
Mr. James A. Magrone
Director-Investor Relations
227 Church Street
New Haven, Connecticut 06510
(203) 771-4662


DIVIDEND REINVESTMENT
  AND STOCK PURCHASE PLAN
- -------------------------------------------------------------------------------

All owners of common stock are eligible
for the plan, which allows participants
to apply dividends and/or optional cash
payments toward increased investment
in the corporation.

Shareholders do not pay any brokerage or administrative fees when purchasing additional shares through the plan. You can obtain a prospectus and enrollment forms by contacting our Shareholder
Services Center.



MARKET AND DIVIDEND DATA
- -------------------------------------------------------------------------------
Market information was obtained from the composite tape, which encompasses trading on the principal U.S. stock exchanges as well as offboard trading. Cash dividends of $.44 a share were declared for each quarter in 1994 and 1993. The number of holders of SNET stock at January 31, 1995 was 55,485.

		  Market Price
- -------------------------------------------------------
Calendar            1994                  1993
Quarter        High       Low       High         Low
- -------------------------------------------------------
1st          $36 1/4    $29 3/4     $37       $33 3/4
2nd           33 3/4     28 1/4      38 3/8    33 5/8
3rd           34 3/4     30 1/2      37 1/8    34
4th           35 3/4     32 1/8      38 1/8    33 7/8

REPRESENTATIVE SERVICEMARKS AND TRADEMARKS
- -------------------------------------------------------------------------------

SNET Digital Enhancer Service, CentraLink registered,
SmartLink registered, Totalphone, MessageWorks,
Select States, Select Rates, Select Terms, Select
Cities and Towns, All Distance, and SNET Access are trademarks and servicemarks of
The Southern New England Telephone Company.

SNET Personal Phone Service, SNET registered,
We Go Beyond The Call registered, SNET
PersonalVision, SNET Telepages,
SNET Pinpoint Business Disc Digital
Directory, and I-SNET are servicemarks
and trademarks of the Southern New
England Telecommunications Corporation.
Linx Connect is a servicemark of
SNET Mobility, Inc. Page 2000
registered is a registered trademark
of SNET Paging, Inc.



SNET MARKETING CONTACTS
- -------------------------------------------------------------------------------

SNET America................Kathleen M. Shea
			    (203) 985-5244
SNET Consumer
Services Group..............Diane Iglesias
			    (203) 771-4020
SNET Custom
Business Group..............Sharon K. Kelly
			    (203) 771-8800
SNET General
Business Group..............Charles Rudnick
			    (203) 771-5030

SNET Mobility...............Ernest V. Lindblad
			    (203) 786-3111
SNET Multimedia
Services Group..............Virginia A. Gray
			    (203) 553-4486
SNET Network
Services Group..............Michael Phelan
			    (203) 634-6300

SNET Publishing.............James M. Brangi
			    (203) 771-7767



		 This Annual Report is
    recycled     Printed on Recycled Paper.
      logo       copyright SNET 1995


		 Designed by Addison Corporate Annual Reports, NYC

Page 48