Form 10-K405, Exhibit 13
period 1996-12-31
SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORP
filed 1997-03-20
CIK 790650

     SNET LOGO

                                                Southern New England
                                                Telecommunications Corporation
                                                227 Church Street
                                                New Haven, Connecticut 06510






-------------------------------------------------------------------------------









                    1996 ANNUAL REPORT & 1997 PROXY STATEMENT








-------------------------------------------------------------------------------





                                                              WIRELINE
                                                              WIRELESS
                                                              INFORMATION AND
                                                              ENTERTAINMENT

TABLE OF CONTENTS

FINANCIAL INFORMATION

      Financial Highlights                                                    1
      Year in Review                                                          2
      Letter to Shareowners                                                   3
      Financial Commentary                                                    6
      Report of Management                                                   13
      Report of Independent Accountants                                      13
      Statements of Income (Loss)                                            14
      Balance Sheets                                                         15
      Statements of Changes in Shareholders' Equity                          16
      Statements of Cash Flows                                               17
      Notes to Consolidated Financial Statements                             18
      Financial and Statistical Data (Unaudited)                             29
      Investor Information                                                   30
      Other Information                                                      31

NOTICE OF ANNUAL MEETING                                                     33

PROXY STATEMENT

      Proxy Information                                                      35
      Beneficial Ownership of Common Stock                                   35
      Election of Directors (Proposal 1)                                     36
        Nominees for Election as Directors                                   36
        Directors Continuing in Office                                       36
        Compensation and Other Information Regarding Directors               38
        Committees of the Board                                              38
      Ratification of Appointment of Auditors (Proposal 2)                   39
      Submission of Shareholder Proposals                                    39
      Other Matters to Come Before the Meeting                               39
      Report of Personnel Resources Committee of the Board of
          Directors on Executive Compensation                                39
        1996 Executive Compensation                                          39
        CEO Compensation                                                     40
      Summary Compensation Table                                             41
      Option/SAR Grants in the Last Fiscal Year                              42
      Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal
          Year End Option/SAR Values                                         43
      Pension Plan                                                           43
      Change-in-Control Agreements                                           44
      Certain Transactions                                                   44
      Performance Graph                                                      44
      Financial Statements                                                   44

WHO WE ARE

SNET is a Connecticut-based company reaching beyond its traditional borders to offer wireline, wireless and information and entertainment services, including local, national and international calling; mobile communications; and publishing, information and advertising. The company is building I-SNET(SM), a statewide, information superhighway that brings to customers a full array of information, communications and entertainment services.

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

FINANCIAL HIGHLIGHTS

Dollars in Millions, Except as Noted                                        1996          1995          1994
---------------------------------------------------------------------------------------------------------------
Operating Results
Revenues and Sales                                                        $1,941.9      $1,816.4      $1,717.8
  Annual Growth                                                                6.9%          5.7%          3.6%
Costs and Expenses(1)                                                     $1,203.6      $1,121.6      $1,014.9
Operating Cash Flow(2)                                                    $  738.3      $  694.8      $  702.9
Net Income (Loss)(3)                                                      $  192.8      $ (518.3)     $  177.6
---------------------------------------------------------------------------------------------------------------
Per Common Share (dollars)

Income Before Extraordinary Charge                                        $   2.94      $   2.60      $   2.77
Net Income (Loss)(3)                                                      $   2.94      $  (7.99)     $   2.77
Dividends Declared                                                        $   1.76      $   1.76      $   1.76
Market Price (year-end)                                                   $ 38.875      $ 39.750      $ 32.375
---------------------------------------------------------------------------------------------------------------
At Year-End

Total Assets                                                              $2,671.0      $2,724.2      $3,504.6
Debt Ratio(4)                                                                 74.9%         80.0%         51.0%
Telephone Company Wireline Employees                                         8,167         7,742         8,604
Total Employees                                                              9,441         9,070         9,797
---------------------------------------------------------------------------------------------------------------
Statistical Data

Network Access Lines in Service (thousands)                                  2,163         2,073         2,009
  Annual Growth                                                                4.3%          3.2%          2.3%
Second Residential Network Access Lines in Service (thousands)                  97            75            60
  Annual Growth                                                               29.3%         25.0%         27.7%
Network Interstate Access Minutes of Use (millions)                          7,906         7,298         6,917
  Annual Growth                                                                8.3%          5.5%          6.1%
Cellular Subscribers (thousands)(5)                                            392           323           166
  Annual Growth(5)                                                            21.4%         94.6%         88.6%
---------------------------------------------------------------------------------------------------------------
Other Data

Telephone Company Wireline Cost Per Access Line (dollars)(6)              $    332      $    320      $    340
Net Cash Provided by Operating Activities                                 $  470.2      $  439.2      $  422.6
Cash Expended for Capital Additions                                       $  366.6      $  354.0      $  282.3
Cash Dividends Paid                                                       $  100.2      $   98.0      $   97.2
--------------------------------------------------------------------------------------------------------------


(1)   Excludes depreciation and amortization.

(2) Represents operating income before depreciation and amortization. Operating cash flow is not a generally accepted accounting principle measurement. Management provides this measurement for informational purposes only.

(3) 1995 includes a $1,202.6 before-tax extraordinary charge for the discontinuance of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," that reduced net income and earnings per share by $687.1 and $10.59, respectively.

(4) Excluding the effect of the non-cash extraordinary charge related to the discontinuance of SFAS No. 71, the 1995 debt ratio would have been 57.6%. Excluding the combined effect of the charge related to SFAS No. 71 and the debt issued to acquire the cellular properties, the 1995 debt ratio would have been 48.0%.

(5) Excluding the subscribers from the acquired cellular properties, cellular subscribers would have increased 51.1% to 251,000 subscribers in 1995.

(6) Excludes depreciation and amortization, property and other taxes, publishing and bad debt expenses.

                              SNET  Annual Report                             1

  YEAR IN REVIEW

o  We earned a record $2.94 per share for 1996, up 8%.

o Our wireline business reported record growth in access lines, and Connecticut added an area code to accommodate burgeoning demand for telephone numbers.

o Our wireless business continued robust growth -- revenues up 27% -- with improved margins.

o We became the number two long-distance provider in Connecticut, as interstate/international revenues more than doubled.

o We continued to build I-SNET(sm), our broadband, full-service network. Successful tests of telephony applications expanded to 2,000 customers.

o We obtained the first ever, statewide cable-TV franchise and joined the americast partnership to gain world-class programming and technology.

o We entered the Internet access business and leaped to the number two position in Connecticut.

o We led the industry in offering billing to the nearest second so customers pay only for the time they talk on long-distance calls.

o We challenged the FCC's interconnection order and gained a court stay of onerous provisions.

o We signed a definitive agreement to acquire Woodbury Telephone, the only other independent telephone company in Connecticut.




2                              SNET Annual Report

LETTER TO SHAREOWNERS

To Our Shareowners:

Trailblazing is an SNET tradition. Our drive to take customers beyond the call is the reason behind our industry "firsts" and our finest accomplishments. SNET is now an information, communications and entertainment company well positioned for the 21st century.

     In this transitional era of converging technologies and markets, we are broadening and integrating our product lines, pursuing new growth opportunities and proving to be a very scrappy competitor. We are pioneering new broadband technology through a hybrid fiber/coaxial cable design that is less expensive than an all-fiber network and just as effective. This is creating a platform for further growth as we introduce and package an array of desirable information, communications and entertainment products. Our proven ability to compete in wireless and long distance prepares us for local telephone competition, which will heat up in 1997, and for expansion into the cable-TV market.

     In all of the following ways we have significant competitive strengths on which to build:

o  a strong brand name

o  a superior local presence and knowledge of customers

o  the broadest product line in the industry

o  an experienced, diverse and battle-tested management team

o  an employee team dedicated to quality and service

o  a versatile landline network throughout Connecticut

o a wireless network covering Connecticut, Rhode Island and portions of Massachusetts

o  nimbleness of size: the ability to act and react quickly.


Stock Price Disappointing

Through the middle of 1996, our stock was doing relatively well, up about 4 percent. Beginning in July, the price declined with increasing investor uncertainty about the effects of local competition. Investor confidence plummeted further when the Federal Communications Commission (FCC) issued its Interconnection Order in August, a topic to which


                              [Picture of Chairman]


                                DANIEL J. MIGLIO
                      Chairman and Chief Executive Officer

I'll return. On top of those industry-wide developments, our margins were squeezed in the fourth quarter as costs rose to maintain service quality in the face of skyrocketing demand.

     We're taking aggressive steps to regain investor interest. We've challenged the FCC's decision and are committed to improving margins in 1997. Others in the industry will soon face the competition that we are succeeding against and our record will compare favorably. I believe investors will view our performance positively in the future and that our strong competitive position and growth prospects will be reflected in our stock price.

Earnings Growth Continues

Net income for 1996 was $193 million or $2.94 per share. This represents an 8 percent gain over the prior year's operating earnings before one-time items, including an extraordinary non-cash charge for a change in accounting method.

     Our strong revenues -- up 7 percent to $1,942 million -- reflect our ability to capitalize on growth opportunities in long distance and wireless. Our wireline business grew 6 percent as interstate/international long-distance revenues more than doubled. We led the industry in introducing billing to the nearest second and initiated a very effective campaign promoting the advantages of our single bill, which enabled us to capture a substantial


                               SNET Annual Report                             3
share of the long-distance market. In addition, access lines grew at a healthy clip -- a record 90,000 new lines, up 4.3 percent, fueled by booming demand for business and second residential lines. Additional strong growth came from vertical services like SNET SmartLink(R).

     We also continued double-digit growth in our wireless business while improving operating margins. Revenues climbed 27 percent to $219 million, due partly to the cellular acquisitions we made in July, 1995. Wireless margins were significantly better than a year ago and will be improving further in 1997 as we push to achieve industry norms. Information and Entertainment revenues were up 2 percent to $184 million.

     Consolidated operating expenses for the year were up 8 percent. Wireline expenses increased 12 percent to support growth in interstate/international toll, for aggressive marketing and for bad debts. In addition, weather conditions, unparalleled demand for new lines and workforce inexperience caused cost per access line to increase in 1996, counter to our long-term downward trend. This year, we will be back on track with overall cost per line decreasing once again. Wireless expenses, even including the cellular acquisitions, were flat for the year. Information and Entertainment expenses were down 6 percent for 1996 compared with 1995 when we trialed cable-TV and video-on-demand services to gain valuable marketing and operational experience. Depreciation and amortization expenses were up 3 percent for the year as was interest expense. Finally, certain true-ups and credits resulted in lower state taxes.

     This past year was clearly one of marketing successes and positioning for the future. We incurred significant costs not only to meet unprecedented demand and competition, but also to prepare for integrated marketing and product packaging. This year, we will continue to position SNET as we prepare for our exciting entry into cable TV, implement requirements of the Federal Telecommunications Act and reprogram computers for the year 2000.

     That reprogramming comes after a detailed examination of the implications of the year 2000 for our computer systems and business processes. We estimate that related expenses will be in the $15 million to $20 million range for 1997 as we revise and test over 30 million lines of computer code. In our business, revenues derive from a very high volume of date-sensitive transactions. So, we are pursuing this proactively, well in advance, to assure that there will be no glitches at the turn of the century.

We're Pursuing New Growth Opportunities

     As we continue to advance through turbulent, uncharted waters made murkier by regulatory uncertainties, we are poised to take full advantage of growth opportunities that change offers. For instance, we just proposed to the Department of Public Utility Control (DPUC) that we separate our business into wholesale and retail subsidiaries, formalizing the internal separation that already exists between our wholesale and retail units. This new operating model will unleash the growth potential of each arm of our business, and provide the singularity of focus each needs to compete most effectively. Importantly, the retail subsidiary will compete under the same rules as other providers of telecommunications services in Connecticut to bring consumers an ever increasing array of innovative products and services.

     Our wholesale strategy is to remain the preeminent network by marketing our transport, switching and processing capabilities to retail-service providers in Connecticut and beyond. We offer sophisticated, feature-rich capabilities unparalleled in quality. For instance, our network is so reliable that customers experienced less than one minute on average of downtime in 1996.

     We are constantly improving and replacing our network, aiming for the year 2007 when every inch of it will be an information superhighway that reaches all households and businesses in Connecticut.

     On the retail side, our aim is to be the hometown team of choice. We will grow and retain our customer base by building lasting, multiple-product relationships across a broad range of information, communications and entertainment services.

     You can see how we're executing that strategy through the exciting initiatives we have under way or are about to launch. Our new statewide cable-TV franchise will put us in a strong marketing position that we intend to use to its fullest potential. One of our competitors attempted to slow the launch of our new cable venture by alleging that the back-up network powering design isn't safe. This contention is unfounded. We would never put our employees or anyone else at risk. However, rather than engage in a prolonged appeal process dealing with a minor technicality we are modifying our power-cable design to conform with the current national code. This will not delay our entry into the cable-TV business. We will launch SNET americast on schedule.


4                              SNET Annual Report

     In the long-distance business, we've set our sights on becoming the market-share leader in Connecticut. Likewise, for Internet services, which continue to grow geometrically.

     We are honing our competitive edge by continuing to develop employee capabilities and by reshaping a monopoly culture to one that is riveted on customers and encourages an adaptive, creative work atmosphere and mentality. And we're forging alliances that will leverage our strengths, improve margins and add value. An example is our partnership with Disney through americast. This gives us access to high-quality programming at competitive prices and capitalizes on pooled resources to develop the next generation of television.

Legal Initiative Results In Important Partial
Stay Of FCC Order The

1994 landmark state statute that brought choice to consumers for telecommunications services came far ahead of the 1996 federal legislation. But the new federal law did give us an opportunity to enter the cable-TV business in a big way, which we acted on quickly.

     The FCC's first major interpretation of the new federal law was its interconnection order. That order would have imposed unrealistic pricing methodologies and pulled the rug out from under our pricing negotiations with competitors. SNET took a leadership role in mounting a legal challenge to the order. We won an important partial stay, and the appeal process is under way.

We're Reaping Success In An Explosive
Growth Industry

The companies that prevail will be those that are adaptable and invest in their future while they remain their customers' most compelling choice for products, price and service. We're right on track at SNET.

     We have come a long way very fast. I've been in this business for many years, and I know that SNET has the means and the will to reap continued success in an explosive growth industry. I am confident about our ability to capture that potential for you.


/s/  DAN MIGLIO
------------------------------------
Daniel J. Miglio
Chairman and Chief Executive Officer
February 12, 1997


                              SNET Annual Report                              5

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

FINANCIAL COMMENTARY
(Dollars in Millions, Except Per Share Amounts)

Southern New England Telecommunications Corporation ("Corporation") has business units in the following telecommunications product groups: wireline; wireless; and information and entertainment. Wireline includes telephone related services, premium services and equipment sales. Wireless consists of cellular services and equipment sales and paging services; and information and entertainment includes publishing, internet and multimedia services. Other activities, such as real estate and holding company operations, are included with eliminations and other sales.

Operating Results

Income before extraordinary charge was $192.8, $168.8 and $177.6 in 1996, 1995 and 1994, respectively. The corresponding earnings per share for those years were $2.94, $2.60 and $2.77. The financial results are summarized as follows:

For the Years Ended December 31,       1996       1995      1994
-----------------------------------------------------------------
Income before extraordinary
  charge                             $ 192.8    $ 168.8    $177.6
Extraordinary charge, net of tax          --     (687.1)       --
-----------------------------------------------------------------
Net Income (Loss)                    $ 192.8    $(518.3)   $177.6
=================================================================
Earnings (Loss) Per Share:
  Income before extraordinary
    charge                           $  2.94    $  2.60    $ 2.77
  Extraordinary charge                    --     (10.59)       --
-----------------------------------------------------------------
Earnings (Loss) Per Share            $  2.94    $ (7.99)   $ 2.77
=================================================================

     Income before extraordinary charge increased $24.0 in 1996 due to strong revenues, primarily in interstate and international toll and wireless, offset partially by an increase in wireline expenses.

     Income before extraordinary charge decreased $8.8 in 1995 due primarily to the impact of the cellular acquisitions completed in July 1995 of approximately $19, or $.29 per share dilution. Stronger operating cash flow in the wireline business partially offset this decrease. Also included in 1995 was an $11.0 charge, $6.3 after-tax or $.10 per share, associated primarily with a court ruling on the Corporation and The Southern New England Telephone Company's ("Telephone Company") labor practices [see Note 9].

     In 1995, the Corporation recorded a non-cash extraordinary charge of $1,202.6, $687.1 after-tax or $10.59 per share, related to the discontinuance of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation" for financial reporting purposes. This non-cash extraordinary charge consisted of the elimination of net regulatory assets and the recognition of depreciation reserve deficiencies [see Note 3]. The Telephone Company determined that due to emerging competition and the change in its regulatory environment, it would change from the methodology under SFAS No. 71, which specifies accounting standards required for public utilities and certain other regulated companies, to one which is more appropriate for a competitive environment. As a result of this charge, net loss for 1995 was $518.3, or $7.99 per share.

Revenues and Sales

Revenues and sales increased $125.5, or 6.9%, in 1996 and $98.6, or 5.7%, in 1995. The components of revenues and sales by product group are summarized as follows:

For the Years Ended December 31,         1996       1995       1994
----------------------------------------------------------- ---------
Wireline:
  Local service                        $  673.7   $  641.6   $  618.8
  Network access                          388.1      369.4      354.5
  Intrastate toll                         251.2      266.4      295.4
  Interstate and international toll       101.2       42.1       10.0
  Premium services and
    equipment sales                       107.6      104.9      103.2
  Other revenues                           50.1       57.0       45.6
---------------------------------------------------------------------
Total Wireline                          1,571.9    1,481.4    1,427.5
---------------------------------------------------------------------
Wireless:
  Cellular service                        203.0      153.1       97.0
  Cellular equipment sales                 10.1        7.8        4.5
  Paging                                    6.1       12.2       17.8
---------------------------------------------------------------------
Total Wireless                            219.2      173.1      119.3
---------------------------------------------------------------------
Information and Entertainment             184.2      180.9      180.5
Eliminations and Other Sales              (33.4)     (19.0)      (9.5)
---------------------------------------------------------------------
Total Revenues and Sales               $1,941.9   $1,816.4   $1,717.8
=====================================================================

WIRELINE Local service revenues, derived from providing local exchange, advanced calling features and local private line services, increased $32.1, or 5.0%, in 1996 and $22.8, or 3.7%, in 1995. Growth in 1996 and 1995 was primarily attributable to increases of 4.3% and 3.2%, respectively, in access lines in service. The increases included significant growth in Centrex business lines in 1996, and second residential lines in both years. The 1996 increase of 90,012 access lines was the largest annual increase experienced by the Telephone Company. Local service revenues also increased due to growth in subscriptions to SmartLink(R) vertical calling services, including Caller ID, missed call dialing, call blocking and call tracing. Management expects competition to impact local service revenues in 1997 as other telecommunications providers offer local service [see Competition].

     Network access charges are assessed on interexchange carriers and end users for access to the local exchange network. In 1996, network access revenues increased $18.7, or 5.1%, compared with an increase of $14.9, or 4.2%, in 1995. The increases in 1996 and 1995 were due primarily to continued growth in interstate minutes of use of approximately 8% and 6%, respectively, and increases in access lines in service

6                              SNET Annual Report
discussed previously. Partially offsetting the impact of the increase in minutes of use was a decrease in rates due to discount plans and reduced access tariffs [see Regulatory Matters]. In addition, intrastate access revenues increased due primarily to an increase in intrastate minutes of use by competitive providers of intrastate long-distance service.

     In 1996, intrastate toll revenues, which include primarily revenues from toll and WATS "800" services, decreased $15.2, or 5.7%, compared with a decrease of $29.0, or 9.8%, in 1995. Reduced intrastate toll rates due to the migration of customers to several of the Corporation's discount calling plans was the primary factor in the decrease in both years. Also contributing to the decreases was a reduction in toll message volume of approximately 1% and 2% in 1996 and 1995, respectively. In 1996, increased volume in the first half of the year from higher customer demand during inclement weather was offset by decreased volume in the second half of the year as a result of the increasingly competitive toll market. Customer migration to discount calling plans and increasing competition will continue to place downward pressure on intrastate toll revenues.

     Interstate and international toll services provided to Connecticut based customers increased $59.1 in 1996 and $32.1 in 1995. Interstate and international access line subscriptions more than doubled in both years to approximately 758,000 access lines at year-end 1996. The increase in 1996 was the result of customers' response to SNET All Distancer(R), a simple, competitively priced product providing one-second rating on intrastate, interstate and international toll services, along with local service on one bill.

     Other wireline revenues, which include primarily services rendered on behalf of interexchange carriers, rent and late fee revenues, decreased $6.9 in 1996 compared with an increase of $11.4 in 1995. The 1996 decrease was due primarily to the discontinuance of the provision of billing services for a major long-distance carrier. Higher billing service and late payment fee revenues contributed to the increase in 1995.

WIRELESS Cellular service revenues increased $49.9, or 32.6%, in 1996 and $56.1, or 57.8%, in 1995. The increase in 1996 was due mainly to strong growth of 21.4% in the subscriber base in response to competitive marketing and pricing strategies. Also contributing to the increase was the impact from the first full year of revenues from the cellular acquisitions completed in July 1995 [see Note 2]. The 1995 increase was due primarily to growth of 94.6% in the subscriber base, including the new subscribers from the expanded cellular area. Average usage per subscriber continued to decline in 1996 and 1995, in line with a nationwide trend, as lower volume users made up a larger portion of the subscriber base.

     Paging sales decreased $6.1 in 1996 and $5.6 in 1995. The impact of the sale of paging network assets in June 1995 contributed to the reduction in sales [see Note 2]. Wireless continues, as a reseller, to market paging services under the Page 2000(R) brand name.

INFORMATION AND ENTERTAINMENT Information and entertainment revenues increased $3.3 in 1996 due primarily to growth in yellow page advertising, while revenues remained relatively flat in 1995. Internet sales, a new service offered in 1996, also contributed to the increase. The introduction of cable television service is anticipated to have a positive impact on revenues in 1997.

Costs and Expenses

Total costs and expenses increased $92.1, or 6.3%, in 1996 and $124.1, or 9.2%, in 1995. Total costs and expenses are summarized as follows:

For the Years Ended December 31,      1996        1995        1994
--------------------------------------------------------------------
Operating                           $  777.9    $  732.3    $  633.4
Maintenance                            371.1       332.8       325.3
--------------------------------------------------------------------
Total Operating Costs                1,149.0     1,065.1       958.7
Depreciation and amortization          356.1       346.0       328.6
Taxes other than income                 54.6        56.5        56.2
--------------------------------------------------------------------
Total Costs and Expenses            $1,559.7    $1,467.6    $1,343.5
====================================================================

     Total operating costs consist primarily of employee-related expenses, including wages and benefits. Cost of goods sold and general and administrative expenses, including marketing, represent the remaining portion of these expenses. Total operating costs increased $83.9, or 7.9%, in 1996 compared with an increase of $106.4, or 11.1%, in 1995.

     Management expects to incur computer system related costs in order to avoid complications with the recognition of the year 2000. These costs will be incurred over the next three to four years, with related expenses estimated to be approximately $15 to $20 in 1997.

WIRELINE Wireline operating costs increased $99.9, or 11.6%, in 1996 and $16.0, or 1.9%, in 1995. The increase in 1996 was due primarily to the direct costs of providing an increased volume of interstate and international toll services. Also contributing to the increase were higher contract services, bad debt and marketing expenses. The increase in contract services was due primarily to outsourcing certain functions which experienced lower work force levels, including the data processing, network and collection areas. Wireline bad debt expenses increased primarily from higher credit risk in a competitive environment and reduced collection efforts. The residential and business collection efforts were negatively impacted during a period of transition when employees departed under the early-out offer ("EOO") and most of the collection function was outsourced to an external agency.

     Employee-related expenses were relatively flat in 1996. Savings from the EOO and severance programs

                               SNET Annual Report                             7
under the 1993 restructuring program [see Note 6] were offset partially by the costs from a higher work force level in the second half of the year. The Telephone Company wireline work force increased to 8,167 employees at year-end 1996, primarily in the network area to meet increased service demands. Also offsetting the savings were higher pension and postretirement expenses (excluding net settlement gains and curtailment losses), annual compensation increases and additional overtime.

     In 1995, the direct costs of providing an increased volume of interstate and international toll services and the previously discussed labor practice charge were offset partially by lower employee-related expenses, including pension income. Work force levels decreased during 1995 due primarily to the EOO and severance programs. The Telephone Company's wireline work force decreased to 7,742 employees at year-end 1995, compared with 8,604 employees at year-end 1994.

WIRELESS Wireless operating costs were relatively flat in 1996 compared with an increase of $79.3, or 76.9%, in 1995. Costs from the first full year of the expanded cellular area in 1996 were offset by lower customer acquisition costs and roaming fraud due to preventive control programs. The 1995 increase was due primarily to costs associated with an expanding preacquisition subscriber base, the operation of the cellular acquisitions in the second half of the year and increased roaming fraud.

INFORMATION AND ENTERTAINMENT Information and entertainment operating costs decreased $4.4, or 5.6%, in 1996 compared with an increase of $12.5, or 19.0%, in 1995. The 1996 decrease was due primarily to the discontinuance of the multimedia trial, offset partially by costs of providing internet service and development costs associated with the commercial deployment of the Corporation's cable offering. Costs of the multimedia trial, offset partially by lower publishing expenses, contributed to the increase in 1995. Management expects information and entertainment operating costs to increase in 1997 as the Corporation launches SNET americast, its cable television service.

DEPRECIATION AND AMORTIZATION In 1996, depreciation and amortization expense increased $10.1, or 2.9%, compared with an increase of $17.4, or 5.3%, in 1995. The 1996 and 1995 increases were due primarily to the amortization of assets acquired in the cellular acquisitions, primarily cellular licenses. An increase in the average depreciable telecommunications property, plant and equipment also contributed to the increase. The 1995 increase also resulted from revised depreciation rate schedules for the Telephone Company's intrastate plant, as approved by the Connecticut Department of Public Utility Control ("DPUC"), effective January 1, 1995.

RESTRUCTURING CHARGE In December 1993, the Corporation recorded a restructuring charge to provide for a comprehensive restructuring program designed to reduce costs and improve delivery of service. The restructuring charge of $355.0 before-tax was comprised of $170.0 in employee separation costs, $145.0 in process and systems reengineering costs and $40.0 in exit and other costs. Specifically, the program included costs to be incurred to facilitate employee separations as well as incremental costs of implementing appropriate reengineering solutions, including designing and developing new processes and tools [see Note 6]. Beginning in 1997, the Corporation anticipates annual savings of approximately $100 from reduced employee-related expenses, net of costs for provisional employees. These anticipated savings will be offset by growth in the business.

Interest Expense

For the Years Ended December 31,       1996      1995      1994
---------------------------------------------------------------
Interest Expense                      $88.7     $85.9     $74.9
===============================================================

Interest expense increased $2.8, or 3.3%, in 1996 and $11.0, or 14.7%, in 1995. The issuance of commercial paper and medium-term notes in connection with the cellular acquisitions was the primary contributor to the increases in both years [see Note 2]. In 1996, the increase was offset partially by lower average interest rates and capitalized interest of $7.2 due to a change in the reporting of capitalized interest as a reduction of interest expense. Prior to the discontinuance of SFAS No. 71, capitalized interest was reported as a component of other income, net.

Other Income, net

For the Years Ended December 31,       1996     1995     1994
-------------------------------------------------------------
Other Income, net                      $6.9    $15.5      $.1
=============================================================

Other income, net is comprised primarily of interest income, income from investments and gains or losses on the disposition of non-telephone property. The 1996 decrease was due primarily to the absence of income from the disposition of a real estate partnership in 1995, lower interest income and the change in the classification of capitalized interest from other income, net to interest expense discussed previously. Other income, net increased in 1995 due primarily to an increase in partnership income, interest income and a gain on the disposal of non-telephone property.

Income Taxes

For the Years Ended December 31,     1996      1995      1994
--------------------------------------------------------------
Income Taxes                        $107.6    $109.6    $121.9
==============================================================

The combined federal and state effective tax rate in 1996 was 35.8% compared with 39.4% in 1995 and 40.7% in 1994. The lower 1996 effective tax rate was due primarily to a higher level of state tax credits. The

8                               SNET Annual Report
recognition of state tax credits relating to certain personal property taxes lowered the effective tax rate in 1995 when compared with 1994. A reconciliation of these effective tax rates to the statutory tax rates is disclosed in Note 5.

Competition

As a result of unprecedented legislative and regulatory reform, the Corporation continues to experience an increasingly competitive environment with respect to telecommunications services in Connecticut. Competitors include interexchange carriers and competitive access providers with respect to the wireline's (Telephone Company's) existing services. In 1996, major carriers intensified their marketing efforts to sell intrastate long-distance services with full implementation of intrastate equal access. In addition, providers began offering local exchange service to businesses in certain areas of the state. Management supports bringing to customers the benefit of competition and affording all competitors the opportunity to compete fairly under reduced regulation. The competitive environment also provides opportunities for the Corporation to continue to grow its interstate and international long-distance service and to launch its cable television service in 1997.

     On September 6, 1996, SNET Personal Vision, Inc. ("Personal Vision") received an 11 year license from the DPUC to operate a community antenna television system that will serve the entire state of Connecticut. Personal Vision also became a partner in the americast joint venture with The Walt Disney Company, Ameritech Corporation, BellSouth Corporation, SBC Communications Inc. and GTE Corporation. The partnership will provide a full range of americast(TM) programming and marketing services and access to the joint venture's innovative technology. Personal Vision will launch its cable service, SNET americast, in the spring of 1997.

     To provide competitive toll products, wireline led the industry in 1996 by introducing the option of one-second rating for all toll calls so customers only pay for the time they talk. Wireline also successfully promoted the one bill feature of SNET All Distance, a seamless toll service product line which provides discount calling plans that include intrastate, interstate and international calling. The migration of Connecticut customers to wireline's bundled calling plans resulted in significant growth for interstate and international long-distance services.

     Concerning competition for local exchange service, seventeen telecommunications providers have been granted certificates of public convenience and necessity for local service and one additional application is pending before the DPUC. With only a few smaller companies offering local service in 1996, including a cable television company, competition did not have the impact on local service revenues as originally anticipated. Local service competition is expected to grow; however, the timing and financial impact cannot be predicted at this time. Based on existing state and federal regulations, the Telephone Company expects that many competitors will resell the Telephone Company's network and that increased network access revenues will offset a significant portion of local service revenues lost to competition.

     The Corporation's ability to compete in providing all of its products and services is dependent upon regulatory reform that will allow pricing flexibility to meet competition and provide a level playing field with similar regulation for similar services and with reduced regulation to reflect an emerging competitive marketplace.

Regulatory Matters

On February 8, 1996, Congress passed the Telecommunications Act of 1996 ("Act"). The Act was designed to overhaul U.S. Telecommunications policy by removing barriers to local competition. The Federal Communications Commission's ("FCC") First and Second Report and Order ("Order"), adopted August 1, 1996, implements the Act and contains numerous provisions regarding the interconnection of the Telephone Company's network with those of its competitors. Significant changes to network and data systems will be required for the Telephone Company to comply with the Order. In addition, the Order would require fundamental changes in the development of the prices that the Telephone Company would charge competitors for purchasing regulated network products and services. These decisions are the first of three major rule makings to carry out the Act. Future decisions will include universal service and access charge reform, discussed below. The Order, as well as universal service and access charge reform, could have a material negative impact on the Telephone Company.

     The Order was appealed and a stay was requested by various local telephone companies, including the Telephone Company, the National Association of Regulatory Utility Commissioners and individual state regulatory commissions. On October 15, 1996, the Eighth Circuit Court of Appeals ("Court") issued a stay delaying the effectiveness of the pricing provisions and the "pick and choose" rule of the Order. The FCC appealed the Court's decision to stay these rules to the Supreme Court. The Supreme Court, however, subsequently declined to hear the appeal. Oral arguments on the Order were heard by the Court on January 17, 1997. A decision is expected in the first half of 1997. In the meantime, the Telephone Company has proceeded to negotiate several interconnection agreements with other carriers in accordance with the FCC's directives not affected by the Court's stay.

     In accordance with the Act, the Federal-State Joint Board adopted a Recommended Decision on Universal

                               SNET Annual Report                             9

Service on November 7, 1996. The recommendation addresses the universal service provisions of the Act and proposes that one federal fund be established to provide support for universal service. The proposal calls for interstate telecommunications service providers to contribute to the fund based on their telecommunications revenue, net of payments to other carriers. The revenue to be assessed may either be total interstate and intrastate revenue, or interstate revenue only, depending on further discussion of these issues. By May 1997, the FCC is required to issue an order implementing the universal service section of the Act.

     On December 24, 1996, the FCC also released a Notice For Proposed Rule Making, seeking comments on proposed changes to the way the Telephone Company recovers interstate access charges from interstate toll providers, including SNET America, Inc. A full analysis of the implications of the FCC's proposal has not yet been completed. However, the industry could experience reduced access revenues. The Telephone Company provided comments to the FCC proposal on January 27, 1997. A decision from the FCC regarding this matter is expected in April or May 1997.

     In compliance with the Act, the Telephone Company has filed with the DPUC numerous cost studies supporting its proposed wholesale (i.e., resale) and unbundled rates for interconnection services. In light of the Order, on January 9, 1997, the DPUC issued a draft decision setting a 17.8% discount rate for local residence service. The Telephone Company filed its written exceptions and a request seeking clarification of, among other things, the applicability of the 17.8% discount. A second draft decision is expected in the first quarter of 1997.

     In March 1996, the DPUC issued a final decision that replaces traditional rate of return regulation with alternative (price based) regulation to be employed, effective April 1, 1996, during the transition to full competition. The decision contains the following major items: price cap regulation for non-competitive services; a five year monitoring period on financial results; and a price cap formula on services categorized as non-competitive (utilizing an inflation factor, a 5% productivity offset, a narrowly defined exogenous factor, a potential service quality adjustment and various pricing bands). In addition, basic local service rates for residence, business and coin may not be raised above current levels until January 1, 1998, at which time the price cap formula becomes effective for these services, unless they have been reclassified into the emerging competitive or competitive categories. The impact of these changes on the Telephone Company's operating results will depend on the timing of classifying the various products and services into categories (non-competitive, emerging competitive and competitive) for pricing (banding) changes.

     On November 27, 1996, the DPUC issued a final decision granting the Telephone Company's request to reclassify message toll and calling card services from the non-competitive category to competitive in its entire service territory. Reclassification provides the Telephone Company with the opportunity to gain additional promotional and pricing flexibility for its products and services, and to operate under regulatory guidelines similar to its competitors.

     On June 24, 1996, the FCC approved the Telephone Company's 1996 annual interstate access tariff filing. These tariffs became effective July 1, 1996. The Telephone Company again elected a 4.0% productivity factor and will be allowed to earn up to a 12.25% interstate rate of return annually before any sharing. The filing is anticipated to decrease interstate network access revenues by $2.3 for the period July 1, 1996 to June 30, 1997. Management expects this decrease to be offset by increased demand. As of December 31, 1996, the Telephone Company's interstate rate of return was below the 12.25% threshold.

Employee Relations

On April 12, 1995, a new labor contract was ratified by members of the Connecticut Union of Telephone Workers, Inc. ("CUTW"). As part of the new contract, a voluntary EOO, which provided incentives in the form of enhanced pension benefits, was available to bargaining-unit employees during July 1995. Approximately 2,700 bargaining-unit employees accepted the offer at that time and left the Corporation by June 1996. CUTW members who remained with the Corporation received a combination of basic wage and lump sum increases to their wages or cash balance pension plan account totaling 4.0% in January 1996 and 3.0% in January 1997. In January 1998, they will receive a combination of basic wage and lump sum increases totaling 3.0%. In addition, the contract also provided a sign-on bonus and health benefit and pension enhancements. The new labor agreement will expire on August 8, 1998. The contract is intended to keep layoffs to a minimum while enabling the Corporation to position itself to meet increasing competition.

Liquidity and Capital Resources

OPERATING ACTIVITIES The Corporation generated cash flows from operations of $470.2 during 1996 compared with $439.2 during 1995 and $422.6 during 1994. Cash flows from operations increased in 1996 compared with 1995 due primarily to strong growth in revenues.

     In 1996, the consolidated balance sheet changed as a result of operating activities. Even though revenues increased 6.9%, accounts receivable and the related allowance for uncollectibles decreased due primarily to higher write-offs in 1996. The higher write-offs reflect the impact of an increasingly competitive environment

10                              SNET Annual Report
and reduced collection efforts discussed previously. As a result of the changing environment, management revised its procedure to write-off uncollectible accounts within a shorter time frame. In addition, management enhanced its evaluation of the adequacy of the allowance for uncollectibles by placing additional emphasis on the risks associated with a competitive environment. Other balance sheet changes included a decrease in the current portion of deferred income taxes due primarily to costs incurred in 1996 under the restructuring program and a decrease in accrued postretirement benefit obligation as a result of favorable investment returns and increased funding to the trust. The decrease in other liabilities and deferred credits was attributable to a pension settlement gain.

     Cash outlays relating to the Corporation's restructuring charge recorded in December 1993 totaled $110.6, $89.1 and $63.6 in 1996, 1995 and 1994, respectively. Costs incurred for employee separations of $20.0 in 1996, $9.0 in 1995 and $27.6 in 1994 included primarily payments for severance and unused vacation. Incremental costs of $83.1 in 1996, $74.2 in 1995 and $35.0 in 1994 were incurred for executing numerous reengineering programs. In addition, exit and other costs were $7.5 in 1996, $5.9 in 1995 and $1.0 in 1994 and included expenses relating to the reduction of overall corporate space requirements. All cash expenditures were funded with cash flows from operations. Management anticipates that cash expenditures in connection with the restructuring program will approximate $15 in 1997 and will be funded from operations.

INVESTING ACTIVITIES The primary use of corporate funds continued to be capital expenditures. Cash expended for capital additions was $366.6, $354.0 and $282.3 in 1996, 1995 and 1994, respectively. Capital additions for all years were funded entirely from cash flows from operations. The majority of these additions was for construction of the wireline network. Capital additions also included incremental capital additions under the restructuring program and improvements to wireless cell sites.

     Management anticipates that total capital expenditures for consolidated telecommunications plant will approximate $435 in 1997 and will be funded from cash flows from operations. Included in total capital expenditures in 1997 are estimated additions of $262 to the wireline network as compared with actual 1996 expenditures of approximately $251. These additions include expenditures relating to I-SNET(sm), a statewide telephony and information superhighway. Since 1994, the wireline business has been replacing its existing network of twisted copper wire with low maintenance fiber-optic and coaxial cable. The buildout of I-SNET, a $4.5 billion investment, is expected to be completed by 2007. This advanced network is capable of delivering voice, video and a full range of information and interactive multimedia services. I-SNET passed approximately 234,000 households as of December 1996, and is expected to pass approximately 334,000 households by December 1997. The support of this investment will be primarily through increased productivity from the new technology deployed and customer demand for the new services offered.

     Incremental capital expenditures relating to the restructuring program approximated $28, $29 and $20 in 1996, 1995 and 1994, respectively.

     In July 1995, the Corporation completed the acquisitions of certain cellular properties and an increased interest in an existing partnership for approximately $456 [see Note 2]. The properties increased wireless' service area by 2.3 million POPs (population equivalents) along the communication intensive Boston to New York corridor. The purchases were financed with short-term debt of approximately $456, of which $300.0 was subsequently replaced with medium-term notes in August 1995.

     During 1995, the Corporation completed the sale of substantially all of the paging network assets [see Note 2]. In addition, as a part of the Corporation's reengineering solutions, certain real estate properties were sold during the year to reduce office space. Proceeds of $74.0 primarily from these transactions were used to repay debt associated with these assets.

FINANCING ACTIVITIES In September 1996, a total of $20.0 of 7.61% medium-term notes matured and were satisfied with the issuance of short-term debt.

     In July 1995, the Corporation filed a shelf registration statement with the Securities and Exchange Commission ("SEC") to sell up to $470.0 in medium-term notes. Pursuant to the registration statement, $300.0 of unsecured notes were sold in August 1995 with interest rates ranging from 6.50% to 7.00%. The proceeds of the sale were used to replace a portion of short-term debt and to establish permanent financing for the cellular acquisitions discussed previously.

     In September 1995, the Corporation's 7.66% medium-term notes of $20.0 matured and were satisfied with the issuance of short-term debt. The Corporation also repaid long-term debt of $88.3 with proceeds from the sale of paging and real estate assets and the issuance of short-term debt.

     Dividends paid totaled $100.2, $98.0 and $97.2 in 1996, 1995 and 1994, respectively. The quarterly dividend rate of $.44 per share has remained unchanged for the past seven years.

     On February 4, 1997, the Corporation issued $100.0 of 6.50% medium-term notes due 2002. The issuance replaced a portion of short-term debt related to the cellular acquisitions discussed previously.

     On February 18, 1997, the Corporation redeemed $80.0 of 8.70% medium-term notes due 2031, which were satisfied with the issuance of short-term debt. The

                               SNET Annual Report                            11
early extinguishment of debt will result in an extraordinary charge to the Corporation's first quarter 1997 earnings of approximately $3.7 after-tax, or $.06 per share.

ESOP In connection with the establishment of the Employee Stock Ownership Plan ("ESOP") in 1990, the Corporation loaned the ESOP $10.0 and guaranteed a $110.0 loan to the ESOP by a third party. The Corporation has committed to make cash contributions to the ESOP that, together with dividends received on shares held by the ESOP, will enable the ESOP to make its principal and interest payments on both loans. Both loans mature in the year 2000. In 1996, the Corporation made cash payments to the ESOP for debt service of $13.5 and anticipates making equivalent cash payments during 1997.

DEBT RATIO The Corporation's ratio of debt to total capitalization at year-end 1996 was 74.9% compared with 80.0% at year-end 1995 and 51.0% at year-end 1994. The increase in 1995 was due primarily to the combined effect of the non-cash extraordinary charge related to the discontinuance of SFAS No. 71 and the debt issued to acquire the cellular properties in July 1995. The ESOP represented 2.7% of the debt ratio at December 31, 1996 compared with 3.4% and 3.8% at December 31, 1995 and 1994, respectively.

CAPITAL RESOURCES The Corporation maintains bank lines of credit to facilitate the issuance of commercial paper. As part of this credit facility, the Corporation has obtained contractual commitments to $300.0 in lines of credit provided by a syndicate of banks. The annual commitment fee is currently .05% on the lines of credit. As of December 31, 1996, the entire $300.0 was available.

     As of December 31, 1996, the Corporation and the Telephone Company had $225.0 and $95.0, respectively, of unissued, unsecured debt securities registered with the SEC. Subsequent to year-end, the Corporation's total decreased to $125.0 with the February 1997 issuance of $100.0 of 6.50% medium-term notes due 2002. Additional notes may be sold in one or more issues from time to time as market conditions warrant.

     Management believes that the Corporation has sufficient internal and external resources to finance the anticipated requirements of business development. Capital additions and dividends are expected to be funded primarily with cash from operations during 1997. The purchase of Woodbury Telephone Company will be funded through the issuance of treasury stock [see Note 2]. The Corporation also has access to external resources including committed lines of credit and unissued debt securities registered with the SEC.






12                              SNET Annual Report

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

Report of Management

The Corporation's consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The Corporation is responsible for the preparation and reliability of the data in these consolidated financial statements, including estimates and judgments relating to matters not concluded by year-end. To this end, the Corporation maintains a highly developed system of internal controls and supports an extensive program of internal auditing to monitor compliance with the system.

     Management believes that this system provides reasonable, but not absolute, assurance at a reasonable cost that the transactions of the Corporation are executed in accordance with management's authorizations and are recorded properly. This system requires that the recorded assets be compared with existing assets at reasonable intervals and it provides reasonable assurance that access to assets is permitted only in accordance with management's authorization. The Corporation further seeks to assure the reliability of these consolidated financial statements by the careful selection of its managers, by organizational arrangements that provide appropriate division of responsibility and by communication and inspection programs aimed at assuring understanding of and compliance with its policies, standards and managerial authorities.

     The Audit Committee of the Board of Directors, which consists of five non-employee directors, meets periodically with the Corporation's financial management, audit services and independent accountants (Coopers & Lybrand L.L.P.) to review their work and the relationships between them in whatever depth considered necessary to fulfill the Committee's responsibilities. Both audit services and the independent accountants meet privately with and have unrestricted access to the Audit Committee.


/s/ DONALD R. SHASSIAN

Donald R. Shassian
Senior Vice President and Chief Financial Officer
January 21, 1997


Report of Independent Accountants

To the Shareholders of Southern New England
Telecommunications Corporation:

We have audited the consolidated balance sheets of Southern New England Telecommunications Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern New England Telecommunications Corporation as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the consolidated financial statements, the Corporation discontinued accounting for the operations of its telephone subsidiary in accordance with Statement of Financial Accounting Standards
No. 71, "Accounting for the Effects of Certain Types of Regulation," effective January 1, 1996.


/s/ COOPERS & LYBRAND L.L.P.

Coopers & Lybrand L.L.P.
Hartford, Connecticut
January 21, 1997

                              SNET Annual Report                              13

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

Consolidated Statements of Income (Loss)

Dollars in Millions, Except Per Share Amounts,
For the Years Ended December 31,                  1996        1995        1994
--------------------------------------------------------------------------------
REVENUES AND SALES                              $1,941.9    $1,816.4    $1,717.8
--------------------------------------------------------------------------------
COSTS AND EXPENSES
Operating                                          777.9       732.3       633.4
Maintenance                                        371.1       332.8       325.3
Depreciation and amortization                      356.1       346.0       328.6
Taxes other than income                             54.6        56.5        56.2
--------------------------------------------------------------------------------
Total Costs and Expenses                         1,559.7     1,467.6     1,343.5
--------------------------------------------------------------------------------
OPERATING INCOME                                   382.2       348.8       374.3
Interest expense                                    88.7        85.9        74.9
Other income, net                                    6.9        15.5          .1
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                         300.4       278.4       299.5
Income taxes                                       107.6       109.6       121.9
--------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY CHARGE                 192.8       168.8       177.6
Extraordinary charge, net of tax                      --      (687.1)         --
--------------------------------------------------------------------------------
NET INCOME (LOSS)                               $  192.8    $ (518.3)   $  177.6
================================================================================
Weighted Average Common Shares
  Outstanding (thousands)                         65,589      64,888      64,209
================================================================================
EARNINGS (LOSS) PER SHARE
Income before extraordinary charge              $   2.94    $   2.60    $   2.77
Extraordinary charge                                  --      (10.59)         --
--------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE                       $   2.94    $  (7.99)   $   2.77
================================================================================

The accompanying notes are an integral part of these financial statements.





14                              SNET Annual Report

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

Consolidated Balance Sheets

Dollars in Millions, At December 31,                        1996      1995
----------------------------------------------------------------------------
ASSETS
Cash and temporary cash investments                      $    9.0   $   11.1
Accounts receivable, net of allowance
  for uncollectibles of $27.4 and $34.2,
  respectively                                              323.3      347.3
Materials, supplies and inventories                          27.4       26.1
Prepaid publishing                                           35.2       37.3
Deferred income taxes                                        45.4       66.8
Other current assets                                         27.7       46.3
----------------------------------------------------------------------------
Total Current Assets                                        468.0      534.9
Property, plant and equipment, net                        1,597.0    1,565.2
Intangible assets, net                                      400.3      414.9
Deferred income taxes                                        91.2       92.0
Leases and other assets                                     114.5      117.2
----------------------------------------------------------------------------
Total Assets                                             $2,671.0   $2,724.2
============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                    $  252.0   $  261.9
Short-term debt                                             215.2      232.2
Advance billings and customer deposits                       60.9       58.0
Accrued compensated absences                                 31.9       36.6
Restructuring charge                                         14.5       59.0
Other current liabilities                                    92.5       87.9
----------------------------------------------------------------------------
Total Current Liabilities                                   667.0      735.6
Long-term debt                                            1,169.7    1,182.4
Accrued postretirement benefit obligation                   288.9      310.8
Unamortized investment tax credits                           15.5       17.6
Other liabilities and deferred credits                       66.9      124.9
----------------------------------------------------------------------------
Total Liabilities                                         2,208.0    2,371.3
----------------------------------------------------------------------------
Common stock; $1.00 par value; 300,000,000
  shares authorized; 68,407,669 and
  67,881,159 issued, respectively                            68.4       67.9
Proceeds in excess of par value                             602.8      697.9
Retained deficit                                            (55.7)    (249.5)
Treasury stock; 2,758,512 shares, at cost                  (104.7)    (104.7)
Unearned compensation related to ESOP                       (47.8)     (58.7)
----------------------------------------------------------------------------
Total Shareholders' Equity                                  463.0      352.9
----------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity               $2,671.0   $2,724.2
============================================================================

The accompanying notes are an integral part of these financial statements.

                               SNET Annual Report                            15

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

                                                                                                            Unearned
                                                                                                             Compen-        Total
                                            Common Stock Issued  Proceeds in     Retained                     sation       Share-
Dollars in Millions,                      ----------------------   Excess of     Earnings       Treasury     Related     holders'
Except Per Share Amounts                      Number   Par Value   Par Value    (Deficit)          Stock     to ESOP       Equity
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994                66,608,360       $66.6      $656.7      $ 315.7       $(104.7)      $(79.7)      $854.6
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                          177.6                                   177.6
Common stock issued, at market:
  Dividend reinvestment plan                 474,441          .5        15.2                                                 15.7
  Savings and incentive plans                181,634          .2         5.9                                                  6.1
Dividends declared ($1.76 per share)                                               (113.0)                                 (113.0)
Reduction of ESOP debt                                                                                          10.1         10.1
Tax benefit of dividends declared
  on unallocated shares held
  in ESOP                                                                             1.5                                     1.5
ESOP earned compensation
  accrual                                                                                                         .3           .3
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994              67,264,435        67.3       677.8        381.8        (104.7)       (69.3)       952.9
---------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                           (518.3)                                 (518.3)
Common stock issued, at market:
  Dividend reinvestment plan                 466,498          .5        15.4                                                 15.9
  Savings and incentive plans                150,226          .1         4.7                                                  4.8
Dividends declared ($1.76 per share)                                               (114.2)                                 (114.2)
Reduction of ESOP debt                                                                                          11.0         11.0
Tax benefit of dividends declared
  on unallocated shares held
  in ESOP                                                                             1.2                                     1.2
ESOP earned compensation
  accrual                                                                                                        (.4)         (.4)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995              67,881,159        67.9       697.9       (249.5)       (104.7)       (58.7)       352.9
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                          192.8                                   192.8
Common stock issued, at market:
  Dividend reinvestment plan                 367,183          .4        14.3                                                 14.7
  Savings and incentive plans                159,327          .1         5.8                                                  5.9
Dividends declared ($1.76 per share)                                  (115.2)                                              (115.2)
Reduction of ESOP debt                                                                                          12.1         12.1
Tax benefit of dividends declared
  on unallocated shares held
  in ESOP                                                                             1.0                                     1.0
ESOP earned compensation
  accrual                                                                                                       (1.2)        (1.2)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996              68,407,669       $68.4      $602.8      $ (55.7)      $(104.7)      $(47.8)      $463.0
=================================================================================================================================

The accompanying notes are an integral part of these financial statements.



16                              SNET Annual Report




  SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

  Consolidated Statements of Cash Flows



  Dollars in Millions, For the Years Ended December 31,                              1996              1995             1994
  ----------------------------------------------------------------------------------------------------------------------------
  OPERATING ACTIVITIES
  Net income (loss)                                                                 $ 192.8           $(518.3)         $ 177.6
  Tax benefit of dividends on shares held in ESOP                                       1.0               1.2              1.5
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation and amortization                                                     356.1             346.0            328.6
    Extraordinary charge, net of tax                                                   --               687.1             --
    Provision for uncollectible accounts                                               44.4              25.9             23.0
    Restructuring payments                                                           (110.6)            (89.1)           (63.6)
    Increase in deferred income taxes                                                  22.2              30.7             30.0
    Decrease in investment tax credits                                                 (2.1)             (6.9)            (7.9)
    Changes in operating assets and liabilities, net                                  (30.3)            (34.0)           (74.1)
    Other, net                                                                         (3.3)             (3.4)             7.5
  ----------------------------------------------------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities                                           470.2             439.2            422.6
  ----------------------------------------------------------------------------------------------------------------------------
  INVESTING ACTIVITIES
  Cash expended for capital additions                                                (366.6)           (354.0)          (282.3)
  Purchase of cellular properties                                                      --              (455.6)            --
  Proceeds from asset sales                                                            10.8              74.0             --
  Other, net                                                                           16.6              16.5             27.3
  ----------------------------------------------------------------------------------------------------------------------------
  Net Cash Used by Investing Activities                                              (339.2)           (719.1)          (255.0)
  ----------------------------------------------------------------------------------------------------------------------------
  FINANCING ACTIVITIES
  Repayments of long-term debt                                                        (34.9)           (108.3)          (294.7)
  Proceeds from long-term debt                                                         --               300.0             --
  Cash dividends paid                                                                (100.2)            (98.0)           (97.2)
  Net proceeds of commercial paper                                                      2.0             192.9              6.3
  Other, net                                                                           --                (2.3)             (.1)
  ----------------------------------------------------------------------------------------------------------------------------
  Net Cash (Used) Provided by Financing Activities                                   (133.1)            284.3           (385.7)
  ----------------------------------------------------------------------------------------------------------------------------
  (Decrease) Increase in Cash and Temporary Cash Investments                           (2.1)              4.4           (218.1)
  Cash and temporary cash investments at beginning of year                             11.1               6.7            224.8
  ----------------------------------------------------------------------------------------------------------------------------
  Cash and Temporary Cash Investments at End of Year                                 $  9.0            $ 11.1           $  6.7
  ============================================================================================================================

  The accompanying notes are an integral part of these financial statements.


                               SNET Annual Report                             17

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Millions, Except Per Share Amounts)


NOTE 1:  Summary of Significant
         Accounting Policies

BASIS OF PRESENTATION The consolidated financial statements of Southern New England Telecommunications Corporation ("Corporation") are in conformity with generally accepted accounting principles ("GAAP"). Effective January 1, 1996, the Corporation's telephone operating subsidiary, The Southern New England Telephone Company ("Telephone Company"), discontinued using Statement of Financial Accounting Standard ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation" [see Note 3].

     The consolidated financial statements include the accounts of the Corporation, all wholly-owned subsidiaries and partnerships in which the Corporation effectively has control. All significant intercompany transactions and accounts have been eliminated.

     The Corporation derives substantially all of its revenues from the telecommunications service industry by providing wireline, wireless and information and entertainment services, including local, national and international communications; network services; mobile communications; and advertising. The Corporation's operations and customers are located primarily in Connecticut.

     The 1995 and 1994 consolidated financial statements have been reclassified to conform to the current year presentation.

USE OF ESTIMATES The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     As a result of the increasingly competitive environment, management revised its procedure to write-off uncollectible accounts receivable within a shorter time frame in 1996. In addition, management enhanced its evaluation of the adequacy of the allowance for uncollectibles by placing additional emphasis on the risks associated with an increasingly competitive environment.

CASH AND TEMPORARY CASH INVESTMENTS Cash and temporary cash investments include all highly liquid investments, with original maturities of three months or less. The Corporation records payments made by draft as accounts payable until the banks honoring the drafts have presented them for payment. At December 31, 1996 and 1995, accounts payable included drafts outstanding of $41.4 and $45.9, respectively.

MATERIALS, SUPPLIES AND INVENTORIES Materials and supplies, which are carried at original cost, are primarily for the construction and maintenance of telephone plant. Inventories, principally telephone sets, wireless equipment and telephone systems, are carried at the lower of weighted average cost or market value.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost. Depreciation is calculated on telephone plant using either the equal life group straight-line depreciation method or the composite vintage group method. Property and equipment other than telephone plant is depreciated primarily using the straight-line method.

     As a result of the discontinuance of SFAS No. 71, the Corporation is using estimated useful lives, effective January 1, 1996, that are shorter than the economic lives historically prescribed by regulators. A comparison of average asset lives before and after the discontinuance of SFAS No. 71, for the most significantly affected categories of telephone plant, is as follows:

Asset Category                           Before       After
-----------------------------------------------------------
Digital Switch                               17        10.5
Digital Circuit                            11.5         8.2
Conduit                                      55          55
Copper                                    22-26     10.5-16
Fiber                                     32-40          30
===========================================================

     Under the composite group method, the cost of depreciable telephone plant retired, net of removal costs and salvage (i.e., gains or losses), is charged to accumulated depreciation. When depreciable property and equipment other than telephone plant are sold or retired, the resulting gain or loss is recognized currently as an element of income. All long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable, and any necessary adjustment is made. Replacements, renewals and betterments that materially increase an asset's useful or remaining life are capitalized. Minor replacements and all repairs and maintenance are charged to expense.

INTANGIBLE ASSETS Intangible assets consist primarily of cellular licenses, customer lists and goodwill resulting from the cellular acquisitions completed in July 1995. The intangible assets are stated at cost and are being amortized using the straight-line method over periods ranging from 5 to 40 years. Accumulated amortization was $27.6 and $10.9 as of December 31, 1996 and 1995, respectively. Intangible assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable, and any necessary adjustment is made.

18                             SNET Annual Report

LEASE NOTES RECEIVABLE Direct-financing and leveraged lease contracts are accounted for by recording the total minimum lease payments receivable, plus the estimated residual value, less the unearned lease income and, for leveraged leases, less the associated aggregate non-recourse debt obligation. The unearned lease income for direct-financing leases represents the excess of total minimum lease payments, plus estimated residual value expected to be realized, over the cost of the related equipment. For leveraged leases, the unearned income reflects the net positive cash flow to be generated from the lease.

EMPLOYEE STOCK OWNERSHIP PLAN The Corporation accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 76-3, as amended. Accordingly, compensation expense is measured as the cost of shares allocated from the trust, plus the amount required to purchase any additional shares allocated to employee accounts, less a percentage of dividends received by the plan. Dividends on stock held by the ESOP are recorded as a reduction of retained earnings, and all ESOP shares are treated as outstanding for earnings per share calculations. Debt of the ESOP that has been guaranteed by the Corporation is recorded as long-term debt and as a reduction of shareholders' equity. As the ESOP repays the debt, a corresponding reduction in long-term debt and an increase in shareholders' equity is recorded.

REVENUE RECOGNITION Revenues are recognized when earned regardless of the period in which billed. Revenues for directory advertising are recognized over the life of the related directory, normally one year.

CAPITALIZED INTEREST COST Upon the discontinuance of SFAS No. 71, effective January 1, 1996, the Telephone Company reports capitalized interest as a cost of telephone plant and a reduction in interest expense, in accordance with SFAS No. 34, "Capitalization of Interest Cost." Prior to the discontinuance of SFAS No. 71, the Telephone Company included in its telephone plant accounts an imputed cost of debt and equity for funds used during the construction of telephone plant. The Corporation's other subsidiaries account for capitalized interest in accordance with SFAS No. 34.

ADVERTISING COSTS Costs for advertising products and services or corporate image are expensed as incurred.

COMPUTER SOFTWARE COSTS The Telephone Company capitalizes initial operating systems for central office switching equipment. Right-to-use fees, additions, upgrades and modifications to operating software programs and applications are expensed. Computer software acquired or developed for internal use by all other subsidiaries are expensed when incurred.

INCOME TAXES The Corporation files a consolidated federal income tax return and, where allowable, combined state income tax returns.

     The Corporation computes income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on all temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted rates. Additionally, the Corporation will recognize deferred tax assets if it is more likely than not that the related benefit will be realized.

     Investment tax credits realized in prior years by the Telephone Company are being amortized as a reduction to the provision for income taxes over the life of the related plant.

EARNINGS PER SHARE Earnings per common share are computed by dividing net income by the weighted average number of common stock and common stock equivalents outstanding during the period.

NOTE 2: Acquisitions and Sale of Assets

On October 22, 1996, the Corporation entered into a definitive agreement to acquire the remaining 63.5% of Woodbury Telephone Company ("Woodbury") which it does not already own. Under the terms of the agreement, common shareholders of Woodbury will exchange each outstanding share of Woodbury common stock for an amount of the Corporation's common stock having a market value of $43 per share at the closing of the transaction, subject to certain conditions. The acquisition will be accounted for under the purchase method, and is expected to close in mid-1997, pending approval by regulatory agencies. Woodbury has approximately 19,000 access lines, all in Connecticut, and reported 1995 net income of $1.8 on $12.6 in revenue.

     In July 1995, the Corporation purchased from Bell Atlantic Corporation, NYNEX Corporation and Richmond Telephone Company, for approximately $456 in the aggregate, certain cellular properties in Rhode Island and New Bedford and Pittsfield, Massachusetts, and an increased interest in Springwich Cellular Limited Partnership ("Springwich"). In total, these acquisitions expanded wireless' service area by 2.3 million POPs (population equivalents) along the Boston to New York corridor.

     The cellular acquisitions were financed with approximately $456 of short-term debt issued in June 1995. Short-term debt of $300.0 was replaced with medium-term notes in the third quarter of 1995. The acquisitions were accounted for under the purchase method. Accordingly, the operating results of the cellular properties and the increased interest in Springwich were included in the consolidated financial statements subsequent to the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired of approximately $24 was assigned to goodwill with an amortization period of 15 years.

                               SNET Annual Report                             19

     In June 1995, the Corporation completed the sale, for approximately $25, of substantially all of its paging network assets to Paging Network of New York, Inc. Wireless continues, as a reseller, to market paging services under the Page 2000(RM) brand name. The net loss from the sale represented costs incurred as a direct result of exiting the paging network business and was charged against the restructuring reserve [see Note 6].

NOTE 3: Discontinuance of SFAS No. 71

In the fourth quarter 1995, the Telephone Company determined it was no longer eligible for application of SFAS No. 71, which specifies accounting standards required for public utilities and certain other regulated companies. Effective January 1, 1996, the Telephone Company follows accounting principles which are more appropriate for a competitive environment. This determination was made based on the significant changes in technology and the increase in telecommunications competition in Connecticut brought about by legislative and regulatory policy changes. This accounting change is for financial reporting purposes only and does not affect the Telephone Company's accounting and reporting for regulatory purposes. As a result of the discontinued use of SFAS No. 71, in accordance with the provisions of SFAS No. 101, "Accounting for the Discontinuance of Application of FASB Statement No. 71," the Corporation recorded a non-cash, extraordinary charge of $687.1, or $10.59 per share, net of applicable tax benefits of $515.5, in the fourth quarter of 1995.

     The following table is a summary of 1995's extraordinary charge:

                                       Before-tax  After-tax
------------------------------------------------------------
Adjustment to net telephone plant       $(1,178.0)   $(703.9)
Elimination of net regulatory assets        (24.6)     (14.3)
Tax-related net regulatory liabilities       --         20.1
Accelerated amortization of
 investment tax credits                      --         11.0
------------------------------------------------------------
Total Non-cash, Extraordinary Charge    $(1,202.6)   $(687.1)
============================================================

     The adjustment of $1,178.0 to net telephone plant was necessary since estimated useful lives and depreciation methods historically prescribed by regulators did not reflect the rapid pace of technological development and differed significantly from those economic useful lives used by unregulated companies. Plant balances were adjusted by increasing the accumulated depreciation reserve. The increase to the accumulated depreciation reserve was determined by a discounted cash flow analysis which considered technological replacement and the estimated impact of future competition. To support this analysis, a depreciation reserve study was also performed that identified, by asset categories, inadequate accumulated depreciation levels (i.e., deficiencies) that had developed over time.

     The discontinuance of SFAS No. 71 also required the Corporation to eliminate from its consolidated balance sheet, prepared for financial reporting purposes, the effects of any actions of regulators that had been recognized as assets and liabilities pursuant to SFAS No. 71, but would not have been recognized as assets and liabilities by unregulated companies. The elimination of net regulatory assets relates principally to vacation pay costs and gross earnings tax which were being amortized as they were recognized in the ratemaking process.

     Additionally, upon the discontinuance of SFAS No. 71, the tax-related regulatory assets and liabilities were eliminated and the related deferred tax balances were adjusted to reflect application of SFAS No. 109, consistent with other unregulated companies.

     As asset lives were shortened, the related investment tax credits associated with those assets were also adjusted for the shortened lives and the result ($11.0) was included in the extraordinary charge as a credit to income, net of associated deferred income taxes.

NOTE 4: Employee Benefits

SEPARATION OFFERS In April 1995, the Corporation ratified a contract with the Connecticut Union of Telephone Workers, Inc. which included a voluntary early-out offer ("EOO"). The EOO provided enhanced pension benefits by adding six years to the age and to the length of service of employees for purposes of determining pension and postretirement health care benefits eligibility. The employees also had the option to select a pension distribution method (i.e., lump-sum, monthly pension or a combination of both) at the time of separation. The EOO was available to the bargaining-unit work force during July 1995 and approximately 2,700 employees, or 40.7% of the total bargaining-unit work force, accepted the offer and left the Corporation through June 1996. In addition, approximately 500 management employees accepted a severance plan with enhanced benefits during 1996. The 1996 net settlement gains and the 1995 net curtailment losses related to these separation offers were recorded to the restructuring reserve in the respective years [see Note 6].


PENSION PLANS The Corporation sponsors several non-contributory, defined benefit pension plans: one for management employees and one for bargaining-unit employees; and one supplementary non-qualified, unfunded plan for all employees. The supplementary non-qualified plan provides a benefit equal to any pension amount above which would otherwise be payable under the defined benefit pension plans in the absence of Internal Revenue Code limitations. Prior to July 1, 1995, benefits for bargaining-unit employees were based on years of service and pay during 1987 to 1991 as well as a cash balance component. Prior to 1996, benefits for management employees were based on an adjusted career average pay plan. The bargaining-unit and management pension plans were converted to cash balance plans effective July 1, 1995 and January 1, 1996, respectively. Accordingly, pension benefits are determined as a single account balance


20                             SNET Annual Report
and grow each year with pay and interest credits. Prior to the conversion to the cash balance plans, the benefits for the employees' supplementary plans were based on years of service and average eligible pay. Effective with the conversion to the cash balance plans, the benefits are based on pay and interest credits. The supplementary non-qualified, unfunded plan for non-employee directors was terminated in 1996 with pension benefits payable only to current and retired directors and with the amount of accrued pension benefits being frozen.

     Funding of the management and bargaining-unit plans is achieved through irrevocable contributions made to a trust fund. Plan assets consist primarily of listed stocks, corporate and governmental debt and real estate. The Corporation's policy is to fund the pension cost for these plans in conformity with the Employee Retirement Income Security Act of 1974 using the aggregate cost method. For purposes of determining contributions, the assumed investment earnings rate on plan assets was 9.5% in 1996 and declines to 7.5% in 1998.

     Pension (income) cost for all plans, computed using the projected unit credit actuarial method, includes the following components:

For the Years Ended December 31,          1996      1995       1994
--------------------------------------------------------------------
Service cost                            $  20.2   $  22.1    $  30.9
Interest cost on projected
 benefit obligation                        96.3     113.5      107.0
Amortizations and deferrals, net           65.8     249.6     (136.4)
Actual return on plan assets             (177.6)   (393.3)       1.0
--------------------------------------------------------------------
Net Pension Cost (Income)
 Recorded to Expense                        4.7      (8.1)       2.5
--------------------------------------------------------------------
Settlement gain                           (76.1)    (76.0)       --
Costs relating to special
 termination benefits                      --       137.5       --
Curtailment loss                           10.8      16.8       13.4
--------------------------------------------------------------------
Net (Settlement Gain)
 Curtailment Loss                         (65.3)     78.3       13.4
--------------------------------------------------------------------
Net Pension (Income) Cost               $ (60.6)  $  70.2    $  15.9
====================================================================

     The 1996 net settlement gain and the 1995 and 1994 net curtailment losses were associated with the severance programs and were recorded to the restructuring reserve in the respective years [see Note 6]. The 1996 increase in net pension cost (income) recorded to expense was due primarily to lower returns on plan assets, reflecting a combination of a lower asset base and a generally weaker capital market return when compared with 1995.

     The following table sets forth the plans' funded status:

At December 31,                                1996          1995
--------------------------------------------------------------------
Actuarial Present Value of Accumulated
 Benefit Obligation, including vested
 benefits of $1,253.3 and $1,405.8,
 respectively                               $ 1,289.3      $ 1,475.6
====================================================================
Plan assets at fair value                   $ 1,690.3      $ 1,847.8
Actuarial present value of projected
 benefit obligation                          (1,337.3)      (1,565.2)
====================================================================
Assets in Excess of Projected
 Benefit Obligation                             353.0          282.6
Unrecognized prior service costs                129.2          151.7
Unrecognized transition asset                   (98.4)        (130.5)
Unrecognized net gain                          (401.3)        (383.4)
Adjustment required to recognize
 minimum liability                               (3.2)          (2.7)
--------------------------------------------------------------------
Accrued Pension Cost                        $   (20.7)     $   (82.3)
====================================================================

     Assumptions used to calculate the plans' funded status:

At December 31,                           1996      1995     1994
-----------------------------------------------------------------
Discount rate for projected
 benefit obligation                       7.5%      7.0%      8.0%
Expected rate of increase in future
 management compensation levels           4.5%      4.5%      4.5%
Expected long-term rate of return on
 plan assets                              8.0%      8.0%      8.0%
=================================================================

     The Corporation periodically amends the benefit formulas under its pension plans. Accordingly, pension cost has been determined in such a manner as to anticipate that modifications to the pension plans would continue in the future.

POSTRETIREMENT HEALTH CARE BENEFITS The Corporation provides health care and life insurance benefits for retired employees. Substantially all of the Corporation's employees may become eligible for these benefits if they meet certain age and service requirements. In addition, an employee's spouse and dependents may be eligible for health care benefits. Effective July 1, 1996, all bargaining-unit employees who retire after December 31, 1989 and all management employees who retire after December 31, 1991 may have to share with the Corporation the premium costs of postretirement health care benefits if these costs exceed certain limits.

     The Corporation funds trusts for postretirement health insurance benefits using Voluntary Employee Beneficiary Association. Plan assets consist primarily of investments in domestic corporate equity and government and corporate debt securities.

                               SNET Annual Report                             21

     The Corporation's postretirement benefit cost includes the following components:

For the Years Ended December 31,      1996      1995    1994
-------------------------------------------------------------
Service cost                         $  4.4  $  4.4     $ 5.4
Interest cost of accumulated
 benefit obligation                    37.6    33.4      32.2
Amortizations and deferrals, net       19.8    21.0      (5.4)
Actual return on plan assets          (30.9)  (31.5)     (2.6)
-------------------------------------------------------------
Net Postretirement Benefit Cost
 Recorded to Expense                   30.9    27.3      29.6
-------------------------------------------------------------
Costs relating to special
 termination benefits                  --      11.0      --
Curtailment loss                         .2    12.9        .8
-------------------------------------------------------------
Net Curtailment Loss                     .2    23.9        .8
-------------------------------------------------------------
Net Postretirement Benefit Cost      $ 31.1  $ 51.2     $30.4
=============================================================

     The 1996, 1995 and 1994 net curtailment losses were associated with the severance programs and were recorded to the restructuring reserve in the respective years [see Note 6].

     The following table sets forth the plans' funded status:

At December 31,                          1996           1995
-------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
  Retirees                             $(458.6)       $(447.5)
  Fully eligible active plan
   participants                          (15.5)         (21.1)
  Other active plan participants         (66.3)         (74.2)
-------------------------------------------------------------
Total Accumulated Postretirement
 Benefit Obligation                     (540.4)        (542.8)
Plan assets at fair value                229.4          178.6
-------------------------------------------------------------
Accumulated Postretirement Benefit
 Obligation in Excess of Plan Assets    (311.0)        (364.2)
Unrecognized net (gain) loss             (11.9)          16.7
Unrecognized prior service cost           13.6           16.3
-------------------------------------------------------------
Accrued Postretirement
 Benefit Obligation                    $(309.3)       $(331.2)
=============================================================

     Assumptions used to calculate the plans' funded status:

At December 31,                        1996     1995      1994
-------------------------------------------------------------
Discount rate for projected
 benefit obligation                    7.5%     7.0%      8.0%
Expected rate of increase in future
 compensation levels                   4.5%     4.5%      4.5%
Expected long-term rate of
 return on plan assets:
  Management health trust              7.0%     7.0%      7.0%
  Bargaining-unit health trust         7.5%     7.5%      7.5%
  Retiree life insurance trust         7.5%     7.5%      7.5%
-------------------------------------------------------------

     The assumed health care cost trend rate used to measure the expected cost of these benefits for 1997 was 6.9% and declines to 3.8% by 2001. A one percentage point increase in the assumed health care cost trend rate would have increased the estimated aggregate service and interest cost components of the 1996 net postretirement benefit cost by approximately $2 and the accrued postretirement benefit obligation by approximately $24 as of December 31, 1996.


EMPLOYEE STOCK OWNERSHIP PLAN The Corporation has established a leveraged ESOP for substantially all employees as part of its existing savings plans. Under the ESOP, the Corporation's matching contributions are invested entirely in common stock of the Corporation and are held by the ESOP.

     In January 1990, the Corporation loaned the ESOP $10.0 and in February 1990, the ESOP borrowed an additional $110.0, which the Corporation guaranteed, through a third party. The proceeds of the $10.0 loan were used to acquire shares of the Corporation's common stock through open market purchases. The proceeds of the $110.0 loan were used to purchase shares of both unissued common stock and treasury stock from the Corporation. All shares purchased by the ESOP were originally pledged as collateral for its debt. The Corporation periodically makes cash payments to the ESOP that, together with dividends received on shares held by the ESOP, are used to make interest and principal payments on both loans. As these payments are made, shares are released from collateral and made available for distribution to employees' accounts, based on the proportion of debt service paid in the year.

     ESOP expense and ESOP trust activity are as follows:

For the Years Ended December 31,    1996      1995     1994
-----------------------------------------------------------
Compensation expense(1)            $11.0     $14.7    $14.3
Interest expense incurred(1)         4.4       5.1      5.9
Interest income earned               (.5)      (.6)     (.7)
-----------------------------------------------------------
Total Expense                      $14.9     $19.2    $19.5
===========================================================
Dividends Used for Debt Service    $ 5.1     $ 5.3    $ 5.3
Cash Contributions Used for
 Debt Service                      $13.5     $13.3    $13.2
===========================================================
(1) Net of applicable dividends used for debt service.









     ESOP shares outstanding are as follows:

In Thousands, At December 31,      1996      1995     1994
-----------------------------------------------------------
Allocated shares                 1,389.1   1,508.0  1,164.4
Unreleased shares                1,206.4   1,301.5  1,809.6
-----------------------------------------------------------
Total ESOP Shares                2,595.5   2,809.5  2,974.0
===========================================================

22                             SNET Annual Report

NOTE 5: Income Taxes

Income tax expense includes the following components:

For the Years Ended December 31,      1996    1995     1994
-----------------------------------------------------------
Federal
Current                             $ 79.4   $ 62.4  $ 74.7
Deferred                              16.1     27.4    19.5
Investment tax credits, net           (2.1)    (6.9)   (7.9)
-----------------------------------------------------------
Total Federal                         93.4     82.9    86.3
-----------------------------------------------------------
State
Current                                9.8     17.3    31.1
Deferred                               4.4      9.4     4.5
-----------------------------------------------------------
Total State                           14.2     26.7    35.6
-----------------------------------------------------------
Total Income Taxes                  $107.6   $109.6  $121.9
===========================================================

     Deferred income tax expense resulted primarily from restructuring program costs incurred in 1996, 1995 and 1994.

     In April 1995, new Connecticut state income tax rates were enacted to accelerate the reduction of current rates. The 1996 Connecticut state income tax rate of 10.75% will gradually decrease to 7.5% in 2000. Income taxes in 1995 included a provision to adjust deferred tax balances for the effect of the change in state income tax rates.

     A reconciliation between income taxes and taxes computed by applying the statutory federal income tax rate to pre-tax income is as follows:

For the Years Ended December 31,      1996    1995     1994
-----------------------------------------------------------
Statutory Federal Income Tax Rate     35.0%    35.0%   35.0%
===========================================================
Federal income taxes at
 statutory rate                     $105.1   $ 97.4  $104.8
State income taxes, net of federal
 income tax effect                     9.2     17.4    23.1
Depreciation of telephone plant
 construction cost previously
 deducted for tax purposes(1)          --       5.1     5.1
Amortization of investment
 tax credits(1)                       (2.1)    (6.9)   (7.9)
Other differences, net                (4.6)    (3.4)   (3.2)
-----------------------------------------------------------
Income Taxes                        $107.6   $109.6  $121.9
===========================================================
Effective Tax Rate                    35.8%    39.4%   40.7%
===========================================================
(1) Telephone Company only.

     Consolidated deferred income tax assets (liabilities) are comprised of the following:

At December 31,                               1996     1995
-----------------------------------------------------------
Postretirement benefits other
 than pensions                               $124.8  $124.1
Software                                       13.9    15.1
Compensated absences                           13.1    12.4
Restructuring charge                           12.8    32.1
Allowance for uncollectibles                   11.9    14.5
Pension                                         9.2    31.3
Other                                          10.6    (2.2)
Depreciation and amortization                 (29.3)  (34.8)
Leveraged leases                              (28.3)  (30.4)
Valuation allowance                            (2.1)   (3.3)
-----------------------------------------------------------
Deferred Income Taxes                        $136.6  $158.8
===========================================================

     The 1996 decrease in the valuation allowance was due primarily to the disposition of certain nonregulated operations. The allowance will continue to be evaluated based on evidence of realization of all deferred tax assets.

NOTE 6: Restructuring Charge

In December 1993, the Corporation recorded a restructuring charge of $355.0, $204.2 after-tax or $3.21 per share, to provide for a comprehensive restructuring program. The charge included: $170.0 for employee separation costs; $145.0 for process and systems reengineering; and $40.0 for exit and other costs.

     Costs incurred for employee separations included payments for severance, unused vacation and health care continuation, as well as non-cash net pension and postretirement settlement gains of $65.1 in 1996 and curtailment losses of $102.2 and $14.2 in 1995 and 1994, respectively. Process and systems reengineering costs included incremental costs incurred in connection with the execution of numerous reengineering programs. Exit and other costs included expenses related to the reduction of overall corporate space requirements and the cost incurred as a direct result of exiting the paging network business [see Note 2].

     A summary of costs incurred under the restructuring program is as follows:

For the Years Ended December 31,     1996      1995     1994
-------------------------------------------------------------
Employee separation (gains) costs   $(45.1)   $111.2    $41.8
Process and systems reengineering     83.1      74.2     35.0
Exit and other costs                   7.5       2.5     13.3
-------------------------------------------------------------
Total Costs Incurred                $ 45.5    $187.9    $90.1
=============================================================












     Total employee separations under the restructuring program approximated 4,300 employees utilizing the EOO and severance plans: 970 employees through the end of 1994; 2,195 employees in 1995; and 1,135 employees in 1996. Total employee separations were substantially offset by an increase in provisional employees to support greater demand for services and expanding businesses. The hiring of provisional employees also provides flexible work force levels as business needs change in the future.

     The Telephone Company has implemented network operations, customer service, repair and support programs and developed new processes to reduce the costs of business while improving quality and customer service. These new integrated processes have enabled the Telephone Company to increase its responsiveness to customer specific needs and to eliminate certain current labor-intensive interfaces between the existing systems.

         As of December 31, 1996, the restructuring reserve balance of $31.5 is adequate for the future residual costs under the 1993 restructuring program, primarily exit costs relating to the delayed reduction of overall corporate space requirements and timing of remaining charges.

                             SNET Annual Report                               23

NOTE 7: Short-term Debt

Short-term debt, which includes commercial paper used to meet temporary cash needs and long-term debt maturing within one year, consists of the following:

At December 31,                            1996     1995
---------------------------------------------------------
Commercial paper                          $201.9   $199.9
Current maturities of
 long-term debt                             13.3     32.3
---------------------------------------------------------
Total Short-term Debt                     $215.2   $232.2
---------------------------------------------------------
Weighted Average Interest Rate
 on Commercial Paper at Year-End             5.8%     5.8%
=========================================================

     The Corporation maintained bank lines of credit to facilitate the issuance of commercial paper. As part of these credit facilities, the Corporation has obtained a contractual commitment to $300.0 in lines of credit provided by a syndicate of banks. At December 31, 1996, the entire line remained available. The annual commitment fee is currently .05% of the total lines of credit.

NOTE 8: Long-term Debt

The components of long-term debt are as follows:

At December 31,              Maturing      1996        1995
-------------------------------------------------------------
Unsecured notes:
 6.13%-8.00%                1996-2007   $  720.0     $  740.0
 7.25%-8.70%                2031-2033      325.0        325.0
Guaranteed ESOP:
 9.35%                      1996-2000       56.4         67.5
Debentures:
 4.38%                           2001       45.0         45.0
Bank notes:
 10.00%-10.50%              1996-2009       24.4         24.9
Mortgage notes:
 9.14%-9.90%                1996-2000       17.2         17.9
-------------------------------------------------------------
Total Long-term Debt                     1,188.0      1,220.3
Unamortized discount
 and premium, net                           (5.1)        (5.7)
Capital lease obligations                     .1           .1
Current maturities                         (13.3)       (32.3)
-------------------------------------------------------------
Long-term Debt                          $1,169.7     $1,182.4
=============================================================

     Scheduled maturities of total long-term debt include $13.3 in 1997, $41.8 in 1998, $16.9 in 1999, $125.1 in 2000, $66.2 in 2001 and $924.7 thereafter.

     At December 31, 1996, the Corporation and the Telephone Company had remaining securities registered with the Securities and Exchange Commission to issue up to $225.0 and $95.0, respectively, of medium-term unsecured notes through shelf registrations. Subsequent to year-end, the Corporation's total decreased to $125.0 as a result of the February 4, 1997 issuance of $100.0 of 6.50% medium-term notes due 2002. The proceeds from the issuance were used to replace a portion of short-term debt related to the cellular acquisitions discussed previously.

     On February 18, 1997, the Corporation redeemed $80.0 of 8.70% medium-term notes due 2031, which were satisfied with the issuance of short-term debt. The early extinguishment of debt will result in an extraordinary charge to the Corporation's first quarter 1997 earnings of approximately $3.7 after-tax, or $.06 per share.

NOTE 9: Commitments and Contingencies

     The Corporation has entered into both operating and capital leases for facilities and equipment used in its operations. Rental expense under operating leases was $21.0, $23.7 and $24.4 for 1996, 1995 and 1994, respectively. Future minimum rental commitments under third-party, noncancelable operating leases include $15.3 in 1997, $14.9 in 1998, $13.2 in 1999, $11.2 in 2000, $5.6 in 2001
and $14.1 thereafter, for a total of $74.3. Capital leases were not significant.

     The Corporation expects total capital expenditures of approximately $435 for additions to property, plant and equipment during 1997. In connection with the capital program, the Corporation has made certain commitments for the purchase of material and equipment.

     In June 1995, a U.S. District Court decision was issued in favor of the Department of Labor against the Corporation and the Telephone Company. The decision held that the Corporation and the Telephone Company violated certain sections of the Fair Labor Standards Act and was liable for back wages and liquidating damages. The Corporation and the Telephone Company are appealing this decision. The Telephone Company recorded a liability of $11.0 as its anticipated cost of total damages for this and other litigation matters, which was recorded to expenses in 1995.

NOTE 10: Financial Instruments

FAIR VALUE OF FINANCIAL INSTRUMENTS The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value:

Cash and Temporary Cash Investments The carrying amount approximates fair value because of the short maturity of those instruments.

Long-term Investments The fair value of equity investments was estimated based on quoted market prices for those or similar investments.

Debt The carrying amount of the Corporation's short-term debt approximates fair value because of the short maturity of those instruments. The fair value of long-term debt (excluding capital leases) was estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

24                           SNET Annual Report

     The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:

At December 31,                    1996                   1995
---------------------------------------------------------------------
                         Carrying        Fair    Carrying        Fair
                           Amount       Value      Amount       Value
---------------------------------------------------------------------
Cash and Temporary
 Cash Investments       $     9.0   $     9.0   $    11.1   $    11.1
Long-term
 Investments            $     4.1   $    13.2   $     4.1   $     9.6
Debt                    $(1,384.8)  $(1,381.0)  $(1,414.5)  $(1,474.4)
=====================================================================

CONCENTRATIONS OF CREDIT RISK Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Corporation places its temporary cash investments primarily with one financial institution, a New England regional bank. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers in the Corporation's customer base.


NOTE 11: Lease Notes Receivable

Lease notes receivable includes, on an investment basis, a portfolio of leveraged and direct-financing leases. The gross investment in these leases has been recorded on the consolidated balance sheet in leases and other assets. Investments in leveraged leases are in a coal-fired, electric generating facility and other equipment. The investment in direct-financing leases are in a commercial aircraft and other equipment.

     The components of the lease notes receivable are as follows:

At December 31,           1996                  1995
-----------------------------------------------------------------
                         Direct-               Direct-
                       Financing  Leveraged  Financing  Leveraged
                          Leases     Leases     Leases     Leases
-----------------------------------------------------------------
Minimum rentals
 receivable               $ 61.7     $ 25.4     $ 70.1     $ 25.3
Unearned income            (26.9)     (14.0)     (30.2)     (15.7)
Estimated,
 unguaranteed
 residual value of
 leased assets              10.3       30.6       10.3       31.5
Initial direct costs          .2       --           .3       --
Allowance for losses       (11.0)      --         (9.7)      --
-----------------------------------------------------------------
Lease Notes
 Receivable               $ 34.3       42.0     $ 40.8       41.1
                          ======                ======
Deferred taxes arising
 from leveraged leases                (28.3)                (30.4)
-----------------------------------------------------------------
Net Investment in
 Leveraged Leases                    $ 13.7                $ 10.7
=================================================================

     Future minimum receipts under third-party direct-financing leases include $4.1 in 1997, $4.1 in 1998, $4.8 in 1999, $3.1 in 2000, $3.8 in 2001 and $41.8
thereafter.

NOTE 12: Shareholders' Equity

COMMON, PREFERRED AND PREFERENCE SHARES The Corporation is authorized to issue up to 300,000,000 shares of common stock at a par value of $1.00 per share ("Common Stock") as well as 2,000,000 preferred shares at a par value of $50.00 per share and 50,000,000 preference shares at a par value of $1.00 per share. No preferred or preference shares have been issued pursuant to these authorizations.

DIVIDENDS DECLARED The 1996 dividends were declared out of proceeds in excess of par value, while 1995 and 1994 dividends were declared out of retained earnings.

SHAREHOLDERS' RIGHTS PLAN On December 11, 1996, the Board of Directors approved the 1997 shareholders' rights plan ("Rights Plan") which became effective February 11, 1997 upon the expiration of the previous plan. Under the 1997 Rights Plan, each share of Common Stock has a purchase right that entitles the holder to purchase 1/100 of a preference share (equivalent of one share of Common Stock) at an exercise price of $180.00. The rights are not exercisable or transferable apart from the Common Stock until a person or group has acquired, or has made an offer for, 20% or more of the outstanding Common Stock. In the event that a person or group acquires 20% or more of the outstanding Common Stock, each outstanding right, other than those held by the 20% acquirer, is entitled to purchase, at the exercise price of the rights, a number of shares of Common Stock having a market value of two times the exercise price of the right. The Board also may exchange the rights generally at an exchange ratio of one share of Common Stock per right. The Rights Plan may be amended by the Board of Directors to reduce the threshold at which the rights are triggered to not less than 10% of the then outstanding Common Stock. Additionally, if the person or group acquires the Corporation in a merger or other business combination transaction, each right will entitle the owner to purchase common stock of the acquirer having a market value of two times the exercise price of the right. The rights are redeemable at one cent each prior to public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding Common Stock. The rights expire on February 11, 2007.

NOTE 13: Stock-Based Compensation Plans During 1996, the Corporation sponsored two employee stock option plans, and a restricted stock plan for non-employee directors.

     The SNET 1986 Stock Option Plan ("1986 Plan") provided stock options to certain key employees at the discretion of a committee of the Board of Directors ("Committee"). Options are no longer granted under the 1986 Plan, as it expired on June 30, 1996. The SNET 1995 Stock Incentive Plan is a stock-based compensation plan which enables the awarding of incentive compensation, including stock options, to all employees at the discretion of the Board of Directors or the Committee. Under both plans, the exercise price of each option may not be less than 100% of the fair market value of the shares on the date of grant. All options are exercisable no earlier than one year after the date of grant, with most options vesting ratably over two or four years, and have a maximum life of ten years.

                             SNET Annual Report                               25

The plans allow stock appreciation rights ("SARs") to be granted in tandem with the related stock option. No SARs have been granted since 1992 and the Corporation presently does not intend to grant additional SARs in the future.

     The Corporation has elected to continue following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for the plans. Had the Corporation adopted the cost recognition method provided under SFAS No. 123, "Accounting for Stock-Based Compensation" for 1996 and 1995, the Corporation's net income (loss) and earnings (loss) per share would approximate the pro forma amounts below:

For the Years Ended
December 31,                   1996                1995
---------------------------------------------------------------
                            As       Pro        As        Pro
                      Reported     Forma    Reported      Forma
---------------------------------------------------------------
Net Income (Loss)       $192.8    $189.4     $(518.3)   $(518.9)
Earnings (Loss)
 Per Share              $ 2.94    $ 2.90     $ (7.99)   $ (8.00)
===============================================================

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

     The Black-Scholes option pricing model was used to estimate the options' grant date fair value with the following assumptions: 20% volatility; risk free interest rate ranging from 5.2% to 7.9%; dividends of $1.76 per share per year; and an estimated period to exercise of three or five years. The weighted average fair value of options granted during the year was $7.85 and $6.13 in 1996 and 1995, respectively.

     Information with respect to plan activity is as follows:

                       Options     Shares
                     Available      Under             Average
                     for Grant     Option      SARs     Price
-------------------------------------------------------------
Balance at 1/1/94    1,112,200    544,025   172,600    $34.20
Granted               (360,500)   360,500        --    $31.86
SARs exercised              --     (8,100)   (8,100)   $29.82
Options exercised           --     (1,100)       --    $24.69
Canceled                33,600    (33,600)   (1,800)   $34.78
---------------------------------------------------
Balance at 12/31/94    785,300    861,725   162,700    $33.25
---------------------------------------------------
Approved for grant   4,600,000         --        --        --
Granted             (2,535,950) 2,535,950        --    $37.59
SARs exercised              --    (41,475)  (41,475)   $28.44
Options exercised           --    (15,775)       --    $30.86
Canceled                34,500    (34,500)       --    $33.15
---------------------------------------------------
Balance at 12/31/95  2,883,850  3,305,925   121,225    $36.65
---------------------------------------------------
1986 Plan unused       (65,525)        --        --        --
Granted               (223,500)   223,500        --    $42.48
SARs exercised              --    (66,975)  (66,975)   $32.60
Options exercised           --    (53,625)       --    $33.37
Canceled               364,725   (364,725)       --    $38.04
---------------------------------------------------
BALANCE AT 12/31/96  2,959,550  3,044,100    54,250    $37.05
=============================================================

     Options exercisable were 1,334,388, 403,850 and 310,475 at December 31, 1996, 1995 and 1994, respectively. The respective weighted average exercise prices were $36.72, $33.67 and $32.74. All outstanding SARs were exercisable at each year-end.

     The following table summarizes information with regard to stock options outstanding and exercisable by ranges of exercise prices:

                                                   Weighted
                                      Weighted      Average
                                       Average    Remaining
                                      Exercise  Contractual
At December 31, 1996         Shares      Price         Life
-----------------------------------------------------------
Stock Options Outstanding:
 $24.69 to $35.99          1,035,500    $33.21    7.4 years
 $36.00 to $43.38          2,008,600    $39.03    8.7 years
------------------------------------
 $24.69 to $43.38          3,044,100    $37.05    8.3 years
===========================================================
Stock Options Exercisable:
 $24.69 to $35.99           416,950     $32.80           --
 $36.00 to $39.00           917,438     $38.50           --
------------------------------------
 $24.69 to $39.00          1,334,388    $36.72           --
===========================================================

     The 1994 SNET Non-Employee Director Stock Plan ("1994 Plan"), which was terminated upon ratification of the 1996 Non-Employee Director Stock Plan ("1996 Plan"), allowed each director to receive between 25% and 100% of their annual retainer in shares of Common Stock. The 1996 Plan, approved on May 8, 1996, provides each non-employee director with 300 shares of Common Stock in lieu of cash compensation. A director may also elect to receive up to 100% of his or her cash retainer in shares. All shares distributed have voting and dividend rights, and are subject to restrictions on transferability. Upon granting of the shares, compensation expense is recorded in the amount of the market value of the shares.

     A summary of restricted stock activity is as follows:

At December 31,                   1996      1995       1994
-----------------------------------------------------------
Shares available for grant,
 beginning of period            143,852   147,152        --
New shares approved
 for issuance                   200,000        --   150,000
1994 Plan unused               (141,619)       --        --
Shares granted                   (5,833)   (3,300)   (2,848)
-----------------------------------------------------------
Shares Available for Grant,
 End of Period                  196,400   143,852   147,152
===========================================================
Weighted Average Market
 Value of Stock on Grant Date    $41.21    $35.02    $29.91
Compensation Expense Recorded
 for Restricted Stock Grants     $   .2    $   .1    $   .1
===========================================================

26                           SNET Annual Report

NOTE 14: Supplemental Financial Information

SUPPLEMENTAL INCOME STATEMENT INFORMATION

For the Years Ended December 31,       1996    1995     1994
------------------------------------------------------------
Advertising Expense                  $ 42.1  $ 38.8  $  32.4
============================================================
Depreciation and amortization:
 Depreciation                        $331.1  $328.1  $ 320.6
 Amortization                          25.0    17.9      8.0
------------------------------------------------------------
Total Depreciation and Amortization  $356.1  $346.0  $ 328.6
============================================================
Taxes other than income:
 Property                            $ 48.0  $ 43.7  $  45.5
 Other                                  6.6    12.8     10.7
------------------------------------------------------------
Total Taxes Other Than Income        $ 54.6  $ 56.5  $  56.2
============================================================
Interest expense:
 Long-term debt                      $ 83.0  $ 74.7   $ 70.3
 Short-term debt                       10.0     8.5      2.2
 Capitalized interest                  (7.2)     --       --
 Other                                  2.9     2.7      2.4
------------------------------------------------------------
Total Interest Expense               $ 88.7  $ 85.9   $ 74.9
============================================================

During 1996, 1995 and 1994, revenues earned from providing services to AT&T Corp. accounted for 7.9%, 9.2% and 10.2%, respectively, of total revenues and sales.

SUPPLEMENTAL BALANCE SHEET INFORMATION

At December 31,                              1996       1995
------------------------------------------------------------
Materials, supplies and inventories:
 Materials and supplies                 $    14.3   $   10.6
 Inventories                                 13.1       15.5
------------------------------------------------------------
Total Materials, Supplies and
 Inventories                            $    27.4   $   26.1
============================================================
Property, plant and equipment, at cost:
 Telephone plant:
  Land                                  $    16.8   $   17.5
  Buildings                                 386.4      396.2
  Central office equipment                1,743.0    1,657.2
  Outside plant facilities and equipment  1,732.4    1,640.3
  Furniture and office equipment            310.0      310.6
  Station equipment and connections          22.5       22.7
  Plant under construction                   98.0      122.4
 Telecommunications property
  and equipment                             398.2      365.2
------------------------------------------------------------
Total Property, Plant and Equipment,
 at cost                                  4,707.3    4,532.1
Accumulated Depreciation                 (3,110.3)  (2,966.9)
------------------------------------------------------------
Total Property, Plant and Equipment,
 net                                    $ 1,597.0   $1,565.2
============================================================
Leases and other assets:
 Lease notes receivable                 $    76.3   $   81.9
 Prepaid pension cost                         7.3       --
 Other assets                                30.9       35.3
------------------------------------------------------------
Total Leases and Other Assets           $   114.5   $  117.2
============================================================
Other current liabilities:
 Dividends payable                      $    28.9   $   28.7
 Accrued postretirement benefit
  obligation                                 20.4       20.4
 Accrued interest                            19.2       19.8
 Other current liabilities                   24.0       19.0
------------------------------------------------------------
Total Other Current Liabilities         $    92.5   $   87.9
============================================================
Other liabilities and deferred credits:
 Accrued pension cost                   $    28.0   $   82.3
 Restructuring charge                        17.0       18.0
 Other liabilities                           21.9       24.6
------------------------------------------------------------
Total Other Liabilities and Deferred
 Credits                                $    66.9   $ 124.9
============================================================

SUPPLEMENTAL CASH FLOW INFORMATION

For the Years Ended December 31,       1996     1995    1994
------------------------------------------------------------
Interest Paid, net of
 amounts capitalized                 $ 89.2   $ 79.7  $ 81.2
============================================================
Income Taxes Paid                    $ 84.0   $ 87.8  $109.5
============================================================
Changes in operating assets and
 liabilities, net:
  Increase in accounts
   receivable, net                   $(18.5)  $(78.3) $(48.9)
  Increase in materials,
   supplies and inventories            (1.2)     (.1)   (4.9)
  (Decrease) increase in accounts
   payable, accrued expenses and
   compensated absences               (18.2)    65.0    11.0
  Changes in other assets and
   liabilities, net                     7.6   $(20.6)  (31.3)
------------------------------------------------------------
Changes in Operating Assets and
 Liabilities, net                    $(30.3)  $(34.0) $(74.1)
============================================================

OPERATING CASH FLOW(1) The following unaudited financial data on the Corporation's product groups is not required by generally accepted accounting principles and is provided for informational purposes only:

For the Years Ended December 31,       1996    1995    1994
------------------------------------------------------------
Wireline(2)                          $564.8  $569.0  $531.3
Wireless(3)                            31.3   (10.8)   14.8
Information and Entertainment(4)      110.2   102.6   114.7
Other(5)                               32.0    34.0    42.1
------------------------------------------------------------
Total Operating Cash Flow            $738.3  $694.8  $702.9
===========================================================

(1) Represents operating income before depreciation and amortization. Operating cash flow is not a generally accepted accounting principle measurement.
(2) Includes Telephone Company's telecommunications operations, SNET Diversified Group, Inc. and SNET America, Inc.
(3) Includes the wholesale and retail cellular operations, SNET Cellular, Inc. and SNET Mobility, Inc., net of cellular intercompany amounts. Also includes paging operations which have changed from a network-based service to a resale service in 1995.
(4)  Includes publishing and SNET Personal Vision, Inc.
(5)  Includes SNET Real Estate, Inc. and holding company operations.



                               SNET Annual Report                             27






NOTE 15: Quarterly Financial Information (Unaudited)

                                                      1st QTR         2nd QTR         3rd QTR         4th QTR       Full Year
-----------------------------------------------------------------------------------------------------------------------------
1996
----
Revenues and Sales                                     $474.0          $487.8          $488.2        $  491.9        $1,941.9
Operating Income                                       $102.1          $100.2          $ 90.5        $   89.4        $  382.2
Net Income                                             $ 52.2          $ 50.5          $ 45.8        $   44.3        $  192.8
Earnings Per Share                                     $  .80          $  .77          $  .70        $    .67        $   2.94
=============================================================================================================================
1995
----
Revenues and Sales                                     $440.4          $447.5          $464.9        $  463.6        $1,816.4
-----------------------------------------------------------------------------------------------------------------------------
Operating Income                                       $ 93.7          $ 86.0          $ 83.4        $   85.7        $  348.8
-----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary charge                     $ 46.7          $ 40.1          $ 41.3        $   40.7        $  168.8
Extraordinary charge [see Note 3]                        --              --              --            (687.1)         (687.1)
-----------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                      $ 46.7          $ 40.1          $ 41.3        $ (646.4)       $ (518.3)
-----------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share:
 Income before extraordinary charge                    $  .72          $  .62          $  .64        $     .62       $   2.60
 Extraordinary charge(1)                                 --              --              --             (10.54)        (10.59)
-----------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share                              $  .72          $  .62          $  .64        $   (9.92)      $  (7.99)
=============================================================================================================================

(1) Earnings (loss) per share is computed independently for the quarter based on weighted average common shares outstanding for the quarter. The calculations resulted in a difference of $.05 between loss per share for the quarter and for the year.

28                            SNET Annual Report




SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION


FINANCIAL AND STATISTICAL DATA (UNAUDITED)


Dollars in Millions, Except as Noted                  1996            1995            1994           1993           1992
------------------------------------------------------------------------------------------------------------------------
Financial Data
 Revenues and sales                                $ 1,942        $  1,816         $ 1,718        $ 1,657        $ 1,629
 Costs and expenses(1)                             $ 1,204        $  1,121         $ 1,015        $ 1,361        $ 1,004
 Interest expense                                  $    89        $     86         $    75        $    91        $    97
 Income taxes                                      $   108        $    110         $   122        $   (44)       $   110
 Income (loss) from continuing operations(2)       $   193        $    169         $   178        $   (44)       $   159
 Net income (loss)                                 $   193        $   (518)        $   178        $  (318)       $   151
 Earnings (loss) per share (dollars):
  From continuing operations(2)                    $  2.94        $   2.60         $  2.77        $  (.68)       $  2.56
  Net income (loss)                                $  2.94        $  (7.99)        $  2.77        $ (4.99)       $  2.44
 Dividends declared per share (dollars)            $  1.76        $   1.76         $  1.76        $  1.76        $  1.76
 Net cash provided by operating activities         $   470        $    439         $   423        $   479        $   504
 Cash expended for capital additions               $   367        $    354         $   282        $   267        $   290
 Depreciation and amortization                     $   356        $    346         $   329        $   291        $   250
 Property, plant and equipment, net                $ 1,597        $  1,565         $ 2,712        $ 2,770        $ 2,767
 Total assets                                      $ 2,671        $  2,724         $ 3,505        $ 3,762        $ 3,485
 Shareholders' equity                              $   463        $    353         $   953        $   855        $ 1,254
 Long-term debt                                    $ 1,170        $  1,182         $   952        $   984        $ 1,048
========================================================================================================================
Statistical Data
 Network access lines in service (thousands)         2,163           2,073           2,009          1,964          1,937
  Annual growth                                        4.3%            3.2%            2.3%           1.4%            .8%
 Network interstate access minutes
  of use (millions)                                  7,906           7,298           6,917          6,522          6,230
  Annual growth                                        8.3%            5.5%            6.1%           4.7%           4.0%
 Cellular subscribers (thousands)                      392             323             166             88             68
  Annual growth                                       21.4%           94.6%           88.6%          29.4%          19.3%
 Operating cash flow(3)                            $   738         $   695         $   703        $   296        $   625
 Telephone Company wireline cost per
  access line (dollars)(4)                         $   332         $   320         $   340        $   365        $   359
 Return on average total capital                      15.9%             --(5)         12.8%            --(6)        10.3%
 Return on average equity                             45.6%             --(5)         19.4%            --(6)        12.5%
 Debt ratio(7)                                        74.9%           80.0%           51.0%          59.9%          47.4%
 Pre-tax interest coverage (times)                     4.1             4.2             5.0             .1            3.8
 Average total debt cost                               6.6%            6.9%            6.8%           7.7%           7.8%
 Current ratio (times)                                 .70             .73             .88            .82            .84
 Average dividend yield                                4.4%            5.1%            5.4%           4.9%           5.4%
 Payout ratio                                         59.9%             --(5)         63.5%            --(6)        72.1%
 Market price per share (dollars):
  High                                             $45.500         $40.250         $36.250        $38.375        $38.000
  Low                                              $36.000         $31.750         $28.250        $33.625        $28.250
 Book value per share (dollars)                    $  7.05         $  5.42         $ 14.77        $ 13.38        $ 19.79
 Average market price per share (dollars)          $ 40.07         $ 34.47         $ 32.63        $ 35.70        $ 32.70
 Average book value per share (dollars)            $  6.44         $ 15.14         $ 14.26        $ 17.69        $ 19.49
 Average price/earnings ratio (times)                   14              --(5)           12             --(6)          13
 Average trading volume                            105,028          91,797          59,437         79,086         60,360
 Number of shareholders                             50,917          53,332          55,693         57,352         59,089
 Telephone Company wireline employees                8,167           7,742           8,604          9,087          9,532
 Total employees                                     9,441           9,070           9,797         10,476         11,216
========================================================================================================================

     Certain amounts have been restated to conform to the current year presentation.

(1) Excludes depreciation and amortization. 1993 includes a charge of $355.0, $204.2 after-tax or $3.21 per share, for restructuring.

(2) 1995 excludes an extraordinary charge of $687.1, or $10.59 per share, related to the discontinuance of SFAS No. 71. 1993 includes the after-tax restructuring charge and excludes discontinued operations of $10.3, or $.16 per share, an extraordinary charge of $44.0, or $.69 per share and the cumulative effect of accounting changes of $220.2, or $3.46 per share.

(3) Represents operating income before depreciation and amortization. Operating cash flow is not a generally accepted accounting principle measurement. Management provides this measurement for informational purposes only. Excluding the impact of the 1993 before-tax restructuring charge, operating cash flow would have been $650 in 1993.

(4) Excludes depreciation and amortization, property and other taxes, publishing and bad debt expenses. 1993 also excludes the before-tax restructuring charge.

(5) Not presented for 1995 based upon a loss per share. A return on average total capital of 11.6%, a return on average equity of 17.2%, a payout ratio of 67.7% and an average price/earnings ratio of 13 were calculated excluding the loss per share impact of the extraordinary charge of $10.59.

(6) Not presented for 1993 based upon a loss per share. A return on average total capital of 10.4%, a return on average equity of 12.3%, a payout ratio of 69.6% and an average price/earnings ratio of 14 were calculated excluding the loss per share impact of the restructuring charge of $3.21, discontinued operations of $.16, extraordinary charge of $.69 and the cumulative effect of accounting changes of $3.46.

(7) Excluding the effect of the non-cash extraordinary charge related to the discontinuance of SFAS No. 71, the 1995 debt ratio would have been 57.6%. Excluding the combined effect of the charge related to SFAS No. 71 and the debt issued to acquire the cellular properties, the 1995 debt ratio would have been 48.0%.

                               SNET Annual Report                             29




SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

INVESTOR INFORMATION


Corporate Information
---------------------------------------------------------------------------------------------------------------------
Executive Office:                  Stock Exchange Listings:                      Auditors:
SNET                               New York Stock Exchange                       Coopers & Lybrand L.L.P.
227 Church Street                  Pacific Stock Exchange                        Independent Accountants
New Haven, CT 06510                Symbol: SNG                                   100 Pearl Street
(203) 771-5200                                                                   Hartford, CT 06103



Shareholder Information
---------------------------------------------------------------------------------------------------------------------
Annual Meeting of Shareholders:    The Form 10-K may be obtained                 For Shareholder Information
May 14, 1997, 10:00 a.m.           by contacting the Transfer Agent              including quarterly results,
Oakdale Theatre                    and Registrar:                                latest recorded news
95 South Turnpike Road             State Street Bank and Trust Company           and information, call
Wallingford, CT 06492              P.O. Box 8200                                 1-800-SNG-6220 or visit
                                   Boston, MA 02266-8200                         our Internet web site
                                   From anywhere in the continental              at www.snet.com
                                   U.S.: 1-800-243-1110

Security Analysts and              Dividend Reinvestment
 Portfolio Managers                 and Stock Purchase Plan
---------------------------------------------------------------------------------------------------------------------
Direct inquiries to:               All owners of common stock are                Shareholders do not pay any
Mr. James A. Magrone               eligible for the plan, which allows           brokerage or administrative fees
Director-Investor Relations        participants to apply dividends and/or        when purchasing additional shares
227 Church Street                  optional cash payments toward                 through the plan. You can obtain a
New Haven, CT 06510                increased investment in the                   prospectus and enrollment forms by
(203) 771-4662                     Corporation.                                  contacting State Street Bank and
                                                                                 Trust Company, Plan Administrator.

Market and Dividend Data
---------------------------------------------------------------------------------------------------------------------

Market information was obtained                                        Market Price
from the composite tape, which     ----------------------------------------------------------------------------------
encompasses trading on the                         1996                                           1995
principal U.S. stock exchanges     Quarter    High      Low       Close          Quarter    High       Low     Close
as well as offboard trading. Cash  ----------------------------------------------------------------------------------
dividends of $.44 per share were   First    $43.750   $37.500    $40.250         First     $34.500   $31.750  $33.375
declared for each quarter in 1996  Second   $45.500   $40.500    $42.000         Second    $35.500   $32.375  $35.250
and 1995. The number of holders    Third    $42.750   $36.750    $36.875         Third     $36.125   $32.625  $35.375
of SNET stock at February 28,      Fourth   $41.125   $36.000    $38.875         Fourth    $40.250   $35.125  $39.750
1997 was 50,458.


30                             SNET Annual Report




SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

OTHER INFORMATION


Executive Officers of the Corporation
---------------------------------------------------------------------------------------------------------------------
Daniel J. Miglio                   Chairman and Chief Executive Officer
Jean M. LaVecchia                  Senior Vice President--Organization Development
Fred T. Page                       Senior Vice President--Network Services
Ronald M. Serrano                  Senior Vice President--Communication, Information and Entertainment Group
Donald R. Shassian                 Senior Vice President and Chief Financial Officer

Representative Servicemarks and Trademarks
---------------------------------------------------------------------------------------------------------------------

SNET(r) is a registered trademark   We Go Beyond The Call(r), SmartLink(r)              americast is a trademark of the
and I-SNET is a servicemark of      and All Distance(r) are registered trademarks     americast partnership.
Southern New England                of The Southern New England Telephone
Telecommunications Corporation.     Company. Page 2000(r) is a registered
                                    trademark of SNET Mobility, Inc.

                               SNET Annual Report                             31