Form 10-K405, Exhibit 13
period 1997-12-31
SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORP
filed 1998-03-20
CIK 790650

[SNET LOGO]

                              SOUTHERN NEW ENGLAND
                         TELECOMMUNICATIONS CORPORATION
                               227 CHURCH STREET
                          NEW HAVEN, CONNECTICUT 06510

                              --------------------

                               1997 ANNUAL REPORT

                              --------------------

                                             WIRELINE
                                             WIRELESS
                                             INFORMATION AND
                                             ENTERTAINMENT

TABLE OF CONTENTS

FINANCIAL INFORMATION

     Financial Highlights                                                      1
     Business Highlights                                                       2
     Letter to Shareowners                                                     3
     Financial Commentary                                                      6
     Report of Management                                                     15
     Report of Independent Accountants                                        15
     Consolidated Statements of Income (Loss)                                 16
     Consolidated Balance Sheets                                              17
     Consolidated Statements of Changes in Shareholders' Equity               18
     Consolidated Statements of Cash Flows                                    19
     Notes to Consolidated Financial Statements                               20
     Financial Data (Unaudited)                                               32
     Statistical Data (Unaudited)                                             33
     Investor Information                                                     34
     Other Information                                                        35

NOTICE OF ANNUAL MEETING                                                      37

PROXY STATEMENT

     Proxy Information                                                        38
     Beneficial Ownership of Common Stock                                     38
     Election of Directors (Proposal 1)                                       39
       Nominees for Election as Directors                                     39
       Directors Continuing in Office                                         40
       Compensation and Other Information Regarding Directors                 41
       Committees of the Board                                                41
     Ratification of Appointment of Auditors (Proposal 2)                     42
     Shareholder Proposals                                                    42
     Other Matters to Come Before the Meeting                                 42
     Report of Personnel and Board Affairs Committee
        of the Board of Directors on Executive
        Compensation                                                          42
          1997 Executive Compensation                                         43
          CEO Compensation                                                    43
     Summary Compensation Table                                               44
     Option/SAR Grants in the Last Fiscal Year                                45
     Aggregated Option/SAR Exercises in Last Fiscal
       Year and Fiscal Year End Option/SAR Values                             46
     Pension Plan                                                             46
     Change-in-Control Agreements                                             47
     Certain Transactions                                                     47
     Performance Graph                                                        47
     Financial Statements                                                     47



WHO WE ARE

SNET is a Connecticut-based company reaching beyond its traditional borders to offer wireline, wireless and information and entertainment services, including local, national and international calling; mobile communications; and publishing, information and advertising. The company is building I-SNET(SM), a statewide, information superhighway that brings to customers a full array of information, communications and entertainment services. In the latest J.D. Power national customer satisfaction survey, SNET was ranked the number-one, long-distance company in America among mainstream users.

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

FINANCIAL HIGHLIGHTS

Dollars in Millions, Except as Noted        1997          1996          1995
--------------------------------------------------------------------------------
OPERATING RESULTS

Revenues and Sales                      $2,022.3      $1,941.9      $1,816.4
  Annual Growth                              4.1%          6.9%          5.7%
Costs and Expenses(1)                   $1,245.7      $1,203.6      $1,121.6
Net Income (Loss)(2)                    $  193.8      $  192.8      $ (518.3)

--------------------------------------------------------------------------------
PER SHARE INFORMATION (DOLLARS)

Basic Earnings Per Share
  Income Before Extraordinary Charge    $   2.99      $   2.95      $   2.60
  Net Income (Loss)(2)                  $   2.93      $   2.95      $  (7.99)
Diluted Earnings Per Share
  Income Before Extraordinary Charge    $   2.98      $   2.94      $   2.60
  Net Income (Loss)(2)                  $   2.92      $   2.94      $  (7.99)
Dividends Declared                      $   1.76      $   1.76      $   1.76
Market Price (year-end)                 $ 50.313      $ 38.875      $ 39.750

--------------------------------------------------------------------------------
AT YEAR-END

Total Assets                            $2,770.9      $2,671.0      $2,724.2
Debt Ratio                                  69.2%         74.9%         80.0%
Total Employees                            9,743         9,441         9,070

--------------------------------------------------------------------------------
STATISTICAL DATA

Network Access Lines in Service
 thousands)(3)                             2,286         2,163         2,073
  Annual Growth(3)                           5.7%          4.3%          3.2%
Second Residential Network
 Access Lines in Service (thousands)         127            97            75
  Annual Growth                             30.9%         29.3%         25.0%
Network Interstate Access
 Minutes of Use (millions)                 8,291         7,906         7,298
  Annual Growth                              4.9%          8.3%          5.5%
Interstate and International
 Toll Access Line Subscribers (thousands)    941           758           266
  Annual Growth                             24.1%        185.0%        127.4%
Cellular Subscribers (thousands)(4)          457           392           323
  Annual Growth(4)                          16.6%         21.4%         94.6%

--------------------------------------------------------------------------------
OTHER DATA

Operating Cash Flow(5)                  $  776.6      $  738.3      $  694.8
Telephone Company Wireline Cost
     Per Access Line (dollars)(6)       $    312      $    332      $    320
Net Cash Provided by Operating
     Activities                         $  616.0      $  477.4      $  442.6
Cash Expended for Capital Additions     $  472.4      $  373.8      $  357.4
Cash Dividends Paid                     $  102.4      $  100.2      $   98.0
--------------------------------------------------------------------------------

(1)  Excludes depreciation and amortization.

(2) 1997 includes a $6.4 before-tax extraordinary charge for the early extinguishment of debt that reduced net income by $3.7 and both basic and diluted earnings per share by $.06. 1995 includes a $1,202.6 before-tax extraordinary charge for the discontinuance of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," that reduced net income by $687.1 and basic and diluted earnings per share by $10.59.

(3) Excluding the purchase of Woodbury Telephone Company ("Woodbury"), network access lines in service would have increased 4.7% to 2,265,000 in 1997.

(4) Excluding the subscribers from the acquired cellular properties, cellular subscribers would have increased 51.1% to 251,000 subscribers in 1995.

(5) Represents operating income before depreciation and amortization. Operating cash flow is not a generally accepted accounting principle measurement. Management provides this measurement for informational purposes only.

(6) Excludes depreciation and amortization, property and other taxes, publishing and bad debt expenses. Also, excludes costs and access lines resulting from the purchase of Woodbury.

                               SNET Annual Report                              1

BUSINESS HIGHLIGHTS

* On January 5, 1998, we announced a definitive agreement to merge with SBC Communications Inc. This $4.4 billion transaction will combine companies with complementary wireless businesses and strong local telephone company operations.

* We earned $2.99 per share before an extraordinary charge, up 1.4% despite rising competition, added costs resulting from regulatory decisions and implementation expenses for the Year 2000.

* J.D. Power and Associates rated SNET the number one long-distance company in America among mainstream users in a national survey. By year-end, we served 41% of the lines in the long-distance market in Connecticut.

* Access lines company-wide rose 5.7%, an historical high, as people added second lines for fax machines and internet use, combined with strong business demand for centrex lines.

* We received DPUC approval to formally split the company into separate wholesale and retail operations. In January 1998, our competitive local exchange carrier ("CLEC") opened for business.

* Our historic launch of SNET americast, the company's cable-TV business, occurred on March 11 in Farmington, Connecticut. We have achieved very strong market share in a short period of time. SNET internet access market share also registered solid gains to become the second-largest provider in Connecticut.

* We began converting to Time Division Multiple Access ("TDMA") digital wireless technology while continuing to improve financial performance. Our wireless operating margin was 28%, up from 15% in 1996.

* We acquired Woodbury Telephone Company ("Woodbury") in July. The new relationship with SNET will enable Woodbury to build on its sophisticated fiber-optic and digital network capabilities to offer an expanded array of new products and services.

2                              SNET Annual Report

LETTER TO SHAREOWNERS

To Our Shareowners:

This was an extraordinary year at SNET with stellar market-share growth in key market segments, prestigious national and international recognition, wireless margins almost doubling from 15 percent to 28 percent, and the launch of an unprecedented restructure of the business. And we capped all this off with the announcement on January 5, 1998 of a planned merger with the world's most admired global telecommunications company, SBC Communications Inc. The merger will begin a new chapter in SNET's history.

     I am very enthusiastic about this merger. SBC is an ideal match that will maximize our significant local strengths and assure our future. That makes the merger good news for you as well as our customers and employees. It will put us in the best possible position to serve Connecticut's communications and information needs for the next century, enhancing our ability to deliver excellent customer service and an increasing array of exciting new products. The merger will give our company the scale and scope needed to compete successfully in a rapidly changing and consolidating industry.

     This tax-free stock merger will give you 1.7568 shares of SBC stock for every SNET share you own. That exchange ratio is adjusted for SBC's recently announced 2 for 1 stock split. Although the price will fluctuate until the merger is closed, this represented a 33 percent premium over the price of SNET stock on the Friday before we announced the agreement. This premium is already being reflected in our current stock price. When the merger is completed, you will hold stock in SBC, a company that has produced one of the best rates of total shareholder return in the industry, with a record of double-digit earnings growth and annual dividend increases.

     The first regulatory hurdle for the merger was cleared on February 21 when the Department of Justice allowed the deadline for seeking additional information about the merger to expire. In addition, we will need a green light from you, our shareholders, as well as the Federal Communications Commission
(FCC), the Connecticut Department of Public Utility Control (DPUC), and other state PUCs. With these approvals, we anticipate completing the merger by year's end.


                             [Picture of Chairman]

                                Daniel J. Miglio
                      Chairman and Chief Executive Officer


SOLID FINANCIAL PERFORMANCE

The events that highlighted 1997 are reflected in our performance. Earnings were very solid, considering increased competition and the impacts of some $47 million we had to absorb from new regulatory requirements and for expensive Year 2000 computer reprogramming.

     In 1997, we had an extraordinary after-tax charge in the first quarter of $0.06 per share to redeem debt. Income before the extraordinary charge was $198 million and basic earnings per share were $2.99, compared with last year's net income of $193 million or basic earnings per share of $2.95.

     Consolidated 1997 revenues and sales were up 4 percent to over $2 billion. Wireline revenues were boosted by a 40 percent increase in our interstate/international long-distance business and by a robust 5.7 percent increase in access lines. The Woodbury acquisition contributed about 21,000 lines or 1 percent of the increase. We also had higher revenues from vertical services like Caller ID, call blocking and missed-call dialing, as well as an increase in network-access revenues. In-state toll revenues declined 15 percent, reflecting the full annual impact of equal-access competition and competitive discounting. Wireless revenues were up 4 percent on a 17 percent increase in customers, largely offset by a decline in roaming rates. Information and entertainment revenues grew 3


                               SNET Annual Report                              3
percent, reflecting our thriving internet access business and our introduction of cable-TV service.

     Consolidated operating and maintenance expenses for 1997 were up nearly 4 percent to $1,193 million. Wireline expenses rose nearly 6 percent to support the strong growth in our interstate/international long-distance business. Wireless expenses dropped 12 percent or $22 million as a result of our successful initiatives to reduce fraud and bad debt as well as to lower customer-acquisition costs. Information and entertainment expenses rose 34 percent or $25 million largely to support the rollout of SNET americast and also to help expand our internet access service. Depreciation and amortization expenses were up 7 percent for the year because of higher levels of property, plant and equipment. Interest expense was up slightly.

MAJOR ACHIEVEMENTS

Although the merger announcement created the biggest headlines, we scored big on many fronts.

     Superb market-share growth in the interstate/ international long-distance business against formidable national competitors led the way. We now serve 41 percent of the lines in the Connecticut market. Not surprisingly, in a J.D. Power national customer-satisfaction survey, we were rated the number-one long-distance company among mainstream users. And the bundling of internet access service with long-distance has proven to be a winning strategy. Internet revenues tripled and we closed 1997 with more than 85,000 customers.

     Nationwide, the growth of internet traffic has created bottlenecks for frustrated users. One reason for the success of our internet service has been SNET's ability to stay ahead of the explosive demand. We have done this by deploying a new overlay network to enhance reliability and service for our customers.

     This was also the year of our historic entry into the cable-TV business with SNET americast. We've been winning raves for our superior picture quality, top-notch customer service, creative programming and unique on-screen navigator. In the few months we've been in business, we've achieved excellent market share in the towns we serve.

     We've made major strides in our wireless business, significantly improving profit margins. We will continue on this road, by aggressively reducing costs and improving revenue per customer as we strive to reach and surpass industry norms. We have also begun deploying digital technology, which opens the door to truly advanced wireless communication. We plan to market our digital capabilities aggressively in 1998.

     Our wireline network organization won a major kudos in 1997 by gaining ISO 9002 certification for the provisioning and maintenance of digital special services and ISDN. The International Organization for Standardization, based in Geneva, Switzerland, publishes a set of operating standards that define excellence. Achieving the standard gives us a competitive edge because it means higher product quality, better customer service, faster response time and lower costs. We are now expanding this standard to other key areas of our wholesale business.

     We modernized and retrofitted our network statewide so we could offer broadly our popular new services like Caller ID with name. We're also expanding our asynchronous transfer mode (ATM) and frame-relay network to meet the increasing data demands of Connecticut customers.

     Part of our network reliability program includes having one of the most aggressive SONET ring deployment schedules in the country. SONET ring technology improves network reliability dramatically by providing an alternate route for calls if there is a problem. Today, we have 47 rings in place. In 1997, 99 percent of our central offices were connected with SONET rings and all will be connected this year.

     We are also expanding beyond traditional markets. Our new nationwide Teleservices group is a small but fast-growing segment of our business. It leverages our operators' unique people skills and SNET's call-handling technology to provide customer-service functions that we are marketing to other companies. I believe that Teleservices offer us significant new growth potential.

     In addition, we acquired Woodbury Telephone last year. Both SNET and Woodbury have served Connecticut customers since the 1870s, and we have both benefited from our cooperative working relationships during that time. The acquisition has formalized that relationship.

REGULATORY DEVELOPMENTS

Our corporate restructure into wholesale and retail will enable each unit to focus on its unique customers. It will allow our retail arm to compete on a level playing field and enable our wholesale business to maximize resale opportunities.

     We were able to move ahead with the approval of the DPUC. A Federal court has just ruled in our favor

4                              SNET Annual Report
over challenges to this restructure by two competitors. There could be appeals of this ruling and there are also court challenges on the state level.

     Meanwhile, our own CLEC is ramping up. It just opened for business, serving a small segment of our market, and it will lead our retail strategy. We will be operating with the old and the new retail structure until the DPUC determines that our wholesale operating support systems are available on a comparable basis to all CLECs, which is a requirement of the Federal Telecommunications Act. We are among those on the leading edge in fostering local competition through access to comparable systems. Achieving this is a significant undertaking involving millions of dollars and hundreds of people.

     New regulations regarding our restructure allow large business customers to take a "fresh look" at contracts for services like private line and frame-relay data transmission. And, beginning in January 1999, Connecticut consumers will undergo a balloting period where, if they have not already done so, they will have the opportunity to choose a CLEC for their local service.

     In a series of actions, the Eighth Circuit Court of Appeals (Eighth Circuit) agreed with SNET and others, overturning the pricing rules and certain provisions related to unbundled network elements that had been set by the FCC. The Supreme Court decided recently that it would review the Eighth Circuit's rulings, which still remain in effect. We don't anticipate a Supreme Court decision until 1999.

SNET BRINGS A GREAT DEAL TO THE MERGER

It was 120 years ago that SNET took the concept of a telephone exchange and created the very first one in the nation. Founding father, George Coy, put it together with hoop-skirt wire and brainpower. The thread linking the innovation of each of SNET's many "firsts" has been the hard work and commitment that employees have dedicated to this company throughout its proud history. That heritage has resulted in a very strong brand name and the broadest product line in the industry. We will bring a great deal to the merger.

     By joining the SBC family, SNET's future will be even brighter because the constraints of scale and scope will no longer exist. As part of SBC, we will gain a larger wireless footprint, more resources for marketing, product and technology development, greater purchasing power and global reach.

     As we begin to write a new chapter in our history, we are seizing the opportunities that change offers; but we intend to preserve the core values that have brought us so far: respect for employees, our most important assets; and honesty and integrity in all of our relationships. SNET's merger with SBC will only serve to bolster our commitment to support and enhance the quality of life in Connecticut and contribute to its economic development. Even as we grow and expand, our roots are firmly planted and our values are solidly in place.


/s/ DAN MIGLIO
------------------------------------
Daniel J. Miglio
Chairman and Chief Executive Officer
February 27, 1998

                               SNET Annual Report                              5

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

FINANCIAL COMMENTARY
(Dollars in Millions, Except Per Share Amounts)

Southern New England Telecommunications Corporation ("Corporation") has business units in the following telecommunications product groups: wireline; wireless; and information and entertainment. Wireline includes telephone-related services, premium services and equipment sales. Wireless consists of cellular and paging services and cellular equipment sales; and information and entertainment includes publishing, internet and cable television services. Other activities, such as real estate and holding company operations, are included with eliminations and other sales.

PLANNED MERGER

On January 4, 1998, the Corporation's Board of Directors approved a definitive merger agreement with SBC Communications Inc. ("SBC"). The Board's deliberations focused on the complementary strengths and the possible advantages of a combination.

     The process leading to the Board's adoption of the merger began in late 1996 with a review of strategic goals in the context of rising costs (including non-recurring items such as Year 2000 costs) and a rapidly changing regulatory environment. As a result of this review, the Board concluded that the Corporation would need to substantially increase the scale and scope of its operations in order to continue to compete successfully and in a cost-effective manner in the increasingly competitive telecommunications industry, and to provide customers with the broad range of telecommunications products and services they would demand and to meet the goals of its shareholders.

     During 1997, management explored possibilities for various joint ventures and business alliances in specific product areas with a view toward increasing the scale and scope of operations. In the fall of 1997, management ultimately concluded that a combination with a major telecommunications company was the best alternative in order to achieve the Corporation's strategic and financial objectives.

     Management believes that the merger with SBC is in the best interest of shareholders because it offers them the opportunity of becoming investors in a company with global presence and a track record of success in growing long-term value for shareholders. In addition, the merger will likely strengthen the Corporation's ability to compete in the increasingly competitive telecommunications industry [see Note 2].

OPERATING RESULTS

Income before extraordinary charge was $197.5, $192.8 and $168.8 in 1997, 1996 and 1995, respectively. The corresponding basic earnings per share for those years were $2.99, $2.95 and $2.60 while the corresponding diluted earnings per share amounts were $2.98, $2.94 and $2.60. The financial results are summarized as follows:

For the Years Ended December 31,                 1997      1996      1995
--------------------------------------------------------------------------------

Income before extraordinary
  charge                                       $197.5    $192.8   $ 168.8
Extraordinary charge, net of tax                 (3.7)       --    (687.1)
--------------------------------------------------------------------------------
Net Income (Loss)                              $193.8    $192.8   $(518.3)
--------------------------------------------------------------------------------
Basic Earnings (Loss) Per Share:
  Income before extraordinary
    charge                                     $  2.99   $  2.95  $   2.60
  Extraordinary charge                            (.06)       --    (10.59)
--------------------------------------------------------------------------------
Basic Earnings (Loss) Per Share                $  2.93   $  2.95  $  (7.99)
--------------------------------------------------------------------------------
Diluted Earnings (Loss) Per Share:
  Income before extraordinary
    charge                                     $  2.98   $  2.94  $   2.60
  Extraordinary charge                            (.06)       --    (10.59)
--------------------------------------------------------------------------------
Diluted Earnings (Loss) Per Share              $  2.92   $  2.94  $  (7.99)
--------------------------------------------------------------------------------

     Income before extraordinary charge increased $4.7 in 1997 primarily as a result of growth in revenues from interstate and international toll, network access and local service. The wireless margin rose to approximately 28% in 1997 from approximately 15% in 1996 due primarily to cost controls in the wireless area. Offsets include a decline in intrastate toll revenues, increases in expenses for the cable television offering, the Year 2000 compliance costs and revenue reductions and cost increases associated with the implementation of regulatory mandates.

     Income before extraordinary charge increased $24.0 in 1996 due primarily to strong revenues in interstate and international toll and wireless, offset partially by an increase in wireline expenses.

     On February 18, 1997, the Corporation redeemed $80.0 of 8.70% medium-term notes due 2031 by issuing short-term debt. The early extinguishment of debt resulted in an extraordinary charge of $3.7, net of related tax benefits of $2.7, or $.06 per share, for both basic and diluted earnings per share. As a result of this charge, net income for 1997 was $193.8, or $2.93 basic earnings per share and $2.92 diluted earnings per share.

     On February 4, 1997, the Corporation issued $100.0 of 6.50% medium-term notes due 2002. The issuance replaced a portion of short-term debt related to the cellular acquisitions in 1995.

     In 1995, the Corporation recorded a non-cash extraordinary charge of $1,202.6, $687.1 after-tax or


6                              SNET Annual Report

$10.59 per share, for both basic and diluted earnings per share, related to the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." This non-cash extraordinary charge consisted of the elimination of net regulatory assets and the recognition of depreciation reserve deficiencies. As a result of this charge, net loss for 1995 was $518.3, or $7.99 per share for both basic and diluted earnings per share.

REVENUES AND SALES

Revenues and sales increased $80.4, or 4.1%, in 1997 and $125.5, or 6.9%, in 1996. The components of revenues and sales by product group are summarized as follows:

For the Years Ended December 31,                  1997         1996        1995
--------------------------------------------------------------------------------
Wireline:
  Local service                              $   701.9    $   673.7   $   641.6
  Network access                                 429.2        388.1       369.4
  Intrastate toll                                213.0        251.2       266.4
  Interstate and international toll              142.1        101.2        42.1
  Premium services and equipment
    sales                                        126.7        107.6       104.9
  Other revenues                                  52.8         50.1        57.0
--------------------------------------------------------------------------------
Total Wireline                                 1,665.7      1,571.9     1,481.4
--------------------------------------------------------------------------------
Wireless:
  Cellular service                               213.7        203.0       153.1
  Cellular equipment sales                         7.2         10.1         7.8
  Paging                                           6.5          6.1        12.2
--------------------------------------------------------------------------------
Total Wireless                                   227.4        219.2       173.1
--------------------------------------------------------------------------------
Information And Entertainment                    189.4        184.2       180.9
Eliminations And Other Sales                     (60.2)       (33.4)      (19.0)
--------------------------------------------------------------------------------
Total Revenues and Sales                     $ 2,022.3    $ 1,941.9   $ 1,816.4
--------------------------------------------------------------------------------

     Revenues increased due primarily to growth in interstate and international toll, local service and network access, offset partially by declines in intrastate toll due primarily to competition.

     WIRELINE Local service revenues, derived from providing local exchange, advanced calling features and local private line services, increased $28.2, or 4.2%, in 1997 and $32.1, or 5.0%, in 1996. Growth in 1997 and 1996 was primarily attributable to increases of 5.7% and 4.3%, respectively, in the number of access lines in service. Excluding the purchase of Woodbury Telephone Company ("Woodbury") [see Note 2], access lines would have increased 4.7%. The increases in access lines for both years included significant growth in Centrex business lines and second residential lines. Additionally, in 1997, local service revenues increased due to compensation received as part of the pay telephone reclassification and compensation provisions of the Federal Telecommunications Act of 1996 ("Act") [see Regulatory Matters--Federal]. Local service revenues also increased due to growth in vertical services. The increase in local service revenues for 1997 was tempered by a decrease in revenues recognized from wireless carriers (due to a decrease in the generic wireless tariff in accordance with the Act) and customer migration from flat-rate services to lower priced Centrex services. Management expects increased competition to negatively impact local service revenues as other telecommunications providers offer local service and as the Connecticut Department of Public Utility Control ("DPUC")-mandated balloting process commences, scheduled for early 1999 [see Competition].

     Network access revenues represent charges assessed on interexchange carriers and end users for access to the local exchange network. 1997 network access revenues increased $41.1, or 10.6%, compared with an increase of $18.7, or 5.1%, in 1996. Interstate access revenues increased $24.6, or 6.8%, in 1997 due primarily to the effects of the reversal of proposed 1996 tariff changes and interconnection discount plans, and to growth in interstate minutes of use of 4.9% and an increase in access lines in service. Offsetting the impact of these items was a decrease in annual tariff rates in accordance with the Corporation's July 1997 Federal Communications Commission ("FCC") filing under price cap regulation [see Regulatory Matters--Federal]. Interstate access revenues in 1996 increased $10.2, or 2.9%, due primarily to an 8.3% growth in interstate minutes of use and an increase in access lines in service. Partially offsetting the impact of the increase in minutes of use was a decrease in rates due to proposed tariff changes and interconnection discount plans and reduced access tariff rates. In 1997 and 1996, intrastate access revenues increased $15.4 and $8.5, respectively, due primarily to an increase in intrastate minutes of use by competitive providers of intrastate long-distance service. Management expects continued increases in minutes of use as more competitors enter Connecticut's fully competitive marketplace.

     In 1997, intrastate toll revenues, which include primarily revenues from toll and WATS "800" services, decreased $38.2, or 15.2%, compared with a decrease of $15.2, or 5.7%, in 1996. The decrease in 1997 was due primarily to a 12.2% reduction in toll message volume, as well as reduced intrastate toll rates. Lower toll volume was due primarily to the highly competitive toll market as a result of a full year of intrastate equal access. The decrease in intrastate toll revenues in 1996 was due primarily to a decline in intrastate toll rates attributable to customer migration to several discount calling plans. Also contributing to the decrease was a reduction in toll message volume of approximately 1%. Competition and the offering of competitive discount calling plans will continue to place downward pressure on intrastate toll revenues.

     Interstate and international toll revenues increased $40.9 in 1997 and $59.1 in 1996. In both 1997 and 1996, the increase was a result of significant growth in the customer base. Long-distance access lines in service increased to 941,000 at the end of 1997 from 758,000 at the end of 1996. The growth was primarily a result of customer migration to the SNET All Distance(R) product


                               SNET Annual Report                              7
line which allows Connecticut customers to package and discount their entire long-distance calling in one plan.

     Premium services and equipment revenues increased $19.1, or 17.8%, in 1997 and $2.7, or 2.6%, in 1996. The 1997 increase was due primarily to revenues from special one-time projects with other competitive local exchange carriers ("CLECs") and an increase in revenues from the Corporation's Gateway and Prime Axxess product lines. These increases were partially offset by a decline in leased telephone set revenue.

WIRELESS Cellular service revenues increased $10.7, or 5.3%, in 1997 and $49.9, or 32.6%, in 1996. The increases in 1997 and 1996 were due primarily to growth of 16.6% and 21.4%, respectively, in the subscriber base in response to competitive marketing and pricing strategies. The Corporation's focus in 1997 was on customer retention and increased bundled packages. Also contributing to the increase in 1996 was the impact from the first full year of revenues from the cellular acquisitions completed in July 1995 [see Note 2].

     Paging revenues were relatively flat in 1997, compared with a decrease of $6.1 in 1996. The impact of the sale of paging network assets in June 1995 contributed to the 1996 reduction in sales. Wireless continues, as a reseller, to market paging services under the Page 2000r brand name.

INFORMATION AND ENTERTAINMENT Information and entertainment revenues increased $5.2 in 1997 and $3.3 in 1996. The increase in 1997 was due primarily to growth in internet sales related to an increase in the customer base, from approximately 35,000 in 1996 to over 85,000 in 1997. Additionally, SNET americast, the Corporation's cable television offering, began operations in 1997.

COSTS AND EXPENSES

Total costs and expenses increased $65.1, or 4.2%, in 1997 and $92.1, or 6.3%, in 1996. Total costs and expenses are summarized as follows:

For the Years Ended December 31,                   1997         1996        1995
--------------------------------------------------------------------------------

Operating costs                               $ 1,192.6    $ 1,149.0   $ 1,065.1
Depreciation and amortization                     379.1        356.1       346.0
Taxes other than income                            53.1         54.6        56.5
--------------------------------------------------------------------------------
Total Costs and Expenses                      $ 1,624.8    $ 1,559.7   $ 1,467.6
--------------------------------------------------------------------------------

     Operating costs consist primarily of employee-related expenses, including wages and benefits. Cost of goods sold and general and administrative expenses, including marketing, represent the remaining portion of these expenses. Total operating costs increased $43.6, or 3.8%, in 1997, compared with an increase of $83.9, or 7.9%, in 1996. Operating costs increased to support growth in interstate and international toll and internet, and to deploy the cable television offering. Also contributing to the increase in operating costs were expenses to comply with regulatory mandates and to address Year 2000 compliance. These increases were offset by decreases in wireless expenses due to improved cost controls.

     The Year 2000 costs increased from approximately $2 in 1996 to approximately $14 in 1997. These costs will continue to be incurred over the next two to three years, with related expenses to be approximately $23 to $26 in 1998, with overall costs estimated to be $50 to $70. The Corporation has established a plan which addresses the business risks and systems exposures of Year 2000 compliance across business, communications, and technology systems and processes. The plan covers Year 2000 compliance related to systems, telephone equipment and infrastructure, vendors and suppliers, and internal company operations. The Corporation anticipates all business-critical systems will be converted and tested prior to the end of 1999, however, some work on other systems is anticipated to continue into 2000.

     Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was issued on March 4, 1998. This SOP requires the capitalization of certain costs of computer software developed or obtained for internal use and is effective for financial statements for fiscal years beginning after December 15, 1998. Management currently estimates that based on historical information, $20 to $40 of 1998 expenses would be capitalized and amortized over lives ranging from 3 to 15 years.

WIRELINE Wireline operating costs increased $53.8, or 5.6%, in 1997 and $99.9, or 11.6%, in 1996. The increase in both years was due primarily to an increase in the direct costs of providing interstate and international toll services. Also contributing to the increase in 1997 were the costs incurred in connection with special one-time projects with other CLECs, costs related to compliance with regulatory mandates [see Regulatory Matters] and Year 2000 compliance.

     In addition to the increase in direct costs previously discussed, 1996 costs increased as a result of higher contract services, bad debts and marketing expenses.

WIRELESS Wireless operating costs decreased $22.3, or 12.1%, in 1997 due primarily to reduced fraud levels as a result of improved preventive control measures. Also contributing to the decrease were lower customer acquisition costs due to the mix of internal sales channels and third party distributor payments and reduced bad debt expense.

     1996 costs were relatively flat when compared to 1995. Costs from the first full year of the expanded


8                              SNET Annual Report
cellular area in 1996 were offset by lower customer acquisition costs and roaming fraud due to preventive control programs.

INFORMATION AND ENTERTAINMENT Information and entertainment operating costs increased $24.8, or 33.6%, in 1997 compared with a decrease of $4.4, or 5.6%, in 1996. The 1997 increase was due primarily to costs associated with deploying SNET americast. Also contributing to the increase in expenses was the cost of providing internet services to a larger customer base.

     The decrease in 1996 expenses was due primarily to the discontinuance of a multimedia trial, offset partially by costs of providing internet service and development costs associated with the commercial deployment of the Corporation's cable television offering.

     Management expects information and entertainment operating costs to continue to increase in 1998 as the Corporation further deploys its cable television service and supports growth in internet service.

DEPRECIATION AND AMORTIZATION In 1997, depreciation and amortization expense increased $23.0, or 6.5%, compared with an increase of $10.1, or 2.9%, in 1996. The increase for both years was due primarily to an increase in the average depreciable telecommunications property, plant and equipment. The amortization of assets acquired in the cellular acquisitions, primarily cellular licenses, also contributed to the 1996 increase.

INTEREST EXPENSE

For the Years Ended December 31,                   1997         1996        1995
--------------------------------------------------------------------------------

Interest Expense                                  $89.8        $88.7       $85.9
-------------------------------------------------------------------------------

Interest expense increased $1.1, or 1.2%, in 1997 and $2.8, or 3.3%, in 1996. The 1997 increase was due primarily to a reduction in the amount of capitalized interest and the issuance of $100.0 of 6.50% medium-term notes in February 1997. Partially offsetting these increases were savings from the redemption of $80.0 of 8.70% medium-term notes, in February 1997 and the maturity of $20.0 of 7.61% notes, during the fourth quarter of 1996.

     The issuance of commercial paper and medium-term notes in connection with the cellular acquisitions was the primary contributor to the increase in 1996 [see Note 2]. The increase was partially offset by lower average interest rates and capitalized interest of $7.2 due to a change in the reporting of capitalized interest as a reduction of interest expense.

OTHER INCOME, NET

For the Years Ended December 31,                   1997         1996        1995
--------------------------------------------------------------------------------
Other Income, net                                  $8.3         $6.9       $15.5
-------------------------------------------------------------------------------

Other income, net is comprised primarily of interest income, income from investments and gains or losses on the disposition of non-telephone property. The 1997 increase was due primarily to the absence of a loss recognized in 1996 associated with certain leasing transactions.

     The 1996 decrease was due primarily to the absence of income from the disposition of a real estate partnership in 1995, lower interest income and the change in the classification of capitalized interest from other income, net to interest expense.

INCOME TAXES

For the Years Ended December 31,                   1997         1996        1995
--------------------------------------------------------------------------------
Income Taxes                                     $118.5       $107.6      $109.6
-------------------------------------------------------------------------------

The combined federal and state effective tax rate in 1997 was 37.5% compared with 35.8% in 1996 and 39.4% in 1995. The higher 1997 effective tax rate was due primarily to a lower level of state tax credits, which increased the effective tax rate, when compared to 1996.

     The recognition of a higher level of state tax credits lowered the effective tax rate in 1996 when compared with 1995.

COMPETITION

As a result of legislative and regulatory reform, the Corporation continues to experience an increasingly competitive environment. Competitors include companies that construct and operate their own communications systems and networks and/or companies that resell the telecommunications systems and networks of underlying carriers.

     In 1997, major interexchange carriers continued to intensify their marketing efforts to sell intrastate long-distance services since The Southern New England Telephone Company's ("Telephone Company's") full implementation of intrastate equal access. Since the introduction of intrastate long-distance toll competition, in excess of 230 telecommunications providers have received approval from the DPUC to offer intrastate long-distance services with an additional 70 filed and awaiting DPUC approval. The reduction in intrastate toll rates and the increasingly competitive intrastate toll market continue to place significant downward pressure on the Telephone Company's intrastate toll revenues.

     Thirty-five telecommunications providers have been granted approvals for local service and twelve additional applications are pending before the DPUC. These providers began offering local exchange service to business and residential customers throughout the state. There has been growth in local service competition in 1997 and continued growth is expected, particularly upon commencement of the DPUC-mandated balloting process [see Regulatory Matters--State], however, the financial impact cannot be predicted at this time. Based on existing state and federal regulations,


                               SNET Annual Report                              9
the Corporation expects that many competitors will resell the Telephone Company's network and that increased network access revenues will offset a significant portion of local service revenues lost to competition. Management supports bringing customers the benefits of competition and affording all competitors the opportunity to compete fairly under reduced regulation.

     The competitive environment also allows opportunities for the Corporation to continue to increase its provision of interstate, international long-distance and cable television services.

     To provide competitive toll products, the Corporation's wireline business led the industry in 1996 by introducing the option of one-second rating for all toll calls so customers only pay for the time they use. The Corporation also successfully promoted the one bill feature of SNET All Distance(R), a seamless toll service which provides discount calling plans that include intrastate, interstate and international calling. In 1998, the Corporation plans to add wireless service to its one bill. The migration of Connecticut customers to wireline's bundled calling plans resulted in significant growth for interstate and international long-distance services.

     In September 1996, the DPUC granted SNET Personal Vision, Inc. ("Personal Vision") an 11-year license to operate a cable television system that will serve the entire state of Connecticut. Personal Vision also became a partner in the americast joint venture, along with The Walt Disney Company and several large local exchange carriers. The partnership provides a full range of americast(TM) programming and marketing services. Personal Vision began deploying its cable service during the first quarter of 1997. The DPUC's decision granting the statewide franchise was appealed to state Superior Court by members of the cable industry. The Superior Court upheld the DPUC's decision and the cable industry has now appealed to the state Appellate Court. A decision is anticipated in 1998.

     The Corporation's ability to compete is dependent upon regulatory reform that will allow pricing flexibility to meet competition and provide a level playing field with similar regulation for similar services. In addition, the Corporation's restructure into wholesale and retail affiliates will provide additional flexibility to compete at the retail level (see Regulatory Matters--State).

REGULATORY MATTERS

The Telephone Company is regulated by the FCC and the DPUC. Historically, the FCC has regulated the Corporation's provision of interstate services, both at the wholesale (access service provided by the Telephone Company) and retail (long-distance toll charges provided by SNET America, Inc. ("SAI") as a non-dominant carrier) levels. Since the passage of the Federal Telecommunications Act ("Act") in 1996, the FCC has also been charged, by Congress, with the implementation of many of the provisions of the Act designed to foster local competition.

     The DPUC regulates the Telephone Company's provision of services within the state of Connecticut including local and in-state long-distance services. Since the passage of state legislation in 1994, regarding local competition, as well as the Act, the DPUC also regulates the provision of wholesale services within the state that are required for interconnection to the Telephone Company's network. A synopsis of key Federal and State regulatory decisions follows.

Federal

On February 8, 1996, Congress passed the Act which was designed to overhaul U.S. telecommunications policy by removing barriers to local competition. The FCC's First and Second Report and Order ("Order") implements the Act and contains numerous provisions regarding the interconnection of the Telephone Company's network with those of its competitors. The Order requires significant changes in the way business is conducted, how the network is designed and the systems that support it (including repair and service ordering). In addition, the Order requires fundamental changes in the development of the prices that the Telephone Company would charge competitors for purchasing regulated network products and services. This order, as well as the orders discussed below, could have a material adverse financial impact on the Telephone Company.

     Certain provisions in the Order have been appealed by various local telephone companies, including the Telephone Company, the National Association of Regulatory Utility Commissioners and individual state regulatory commissions. The Eighth Circuit Court of Appeals ("Eighth Circuit") issued a partial stay of the Order, delaying the effectiveness of the pricing provisions and the rule allowing competitors to "pick and choose" isolated terms out of negotiated interconnection agreements and struck down those key provisions and other terms under which potential competitors can lease pieces of the Telephone Company's network. The Eighth Circuit declared that the FCC had overstepped its authority and concluded that "the Act plainly grants the state commissions, not the FCC, the authority to determine the rates involved in the implementation of the local competition provisions of the Act." The Eighth Circuit's decision is a strong endorsement of Congress' intention that the states play a primary role in implementing local telecommunications competition. This decision should allow the Corporation to implement local competition on the course mapped out by the DPUC and the Connecticut state legislature.

     The Eighth Circuit also vacated a portion of the FCC's rules which required incumbent local exchange carriers ("ILECs") to provide combinations of network


10                             SNET Annual Report
elements that effectively recreated the end-to-end service at a significant discount to CLECs. The Eighth Circuit indicated that the Act requires ILECs to provide access to unbundled network elements, not access to platforms used by ILECs in which network elements are combined. The Eighth Circuit's decisions have now been appealed to the Supreme Court which has agreed to review the case in the fall 1998 session. A decision is expected in 1999.

     The FCC also released its Third Report and Order requiring ILECs, including the Telephone Company, to provide shared transport to new entrants as an unbundled network element at cost-based prices. Several companies, including the Telephone Company, have filed Petitions for Review, which will be heard by the Eighth Circuit. A decision in this matter is expected in 1998.

     In 1997, the FCC issued an order regarding Universal Service. The order revises the current universal service programs for low income customers and high cost areas and establishes new federal support for telecommunications services provided to schools, libraries and rural health care facilities. The federal universal service mechanisms are funded, beginning January 1, 1998, by an assessment on the end user revenues of all telecommunications service providers. Funding for the new federally supported services provided to schools, libraries and rural healthcare facilities will come from both interstate and intrastate end user revenues, while funding for the revised high cost support and low income support programs will be from interstate end user revenues. ILECs can recover their contributions to the federal universal service mechanisms through their interstate access charges. The Universal Service Order is on appeal in the Fifth Circuit Court. The Telephone Company has intervened in the appeal. The FCC has no timeline currently to resolve this issue and the Corporation cannot determine when it will be resolved.

     The FCC also issued an order regarding access charge reform which changes the way the Telephone Company recovers interstate access charges from interstate toll providers, including SAI. Specifically, the order establishes flat-rated per-call carrier access charges, rather than usage-based charges. This order establishes a prescriptive mechanism to ensure that interstate access charges will be driven toward the levels that competition would be expected to produce. Management expects this order to pressure earnings but is currently unable to quantify any such impact. The Access Reform Order is being appealed and is pending in the Eighth Circuit. The Telephone Company has intervened in the appeal. The FCC is also expected to release a Pricing Flexibility Order in 1998. This order will establish a market-based approach to pricing.

     Another major FCC order was its Price Cap Order revising its price cap plan for regulating ILECs. This order establishes a single productivity factor of 6.5% and eliminates the sharing requirements of the prior rules. This order is being appealed in the District of Columbia Circuit Court. On August 13, 1997, the Telephone Company filed a Petition for Waiver from the 6.5% productivity factor, requesting that the FCC establish a productivity factor of 5.3% for the Telephone Company. A decision is still pending.

     The Telephone Company filed its 1997 annual interstate access price cap revisions, in which the Telephone Company elected to use a 6.5% productivity factor, which took effect July 1, 1997. The FCC required all price cap ILECs, including the Telephone Company, to adjust their Price Cap Indices, effective July 1, 1997, to reflect the 6.5% productivity factor for both the 1996-1997 and 1997-1998 tariff years. The filing would decrease interstate network access rates by approximately $28 for the period July 1, 1997 to June 30, 1998. The Telephone Company expects that this decrease will be partially offset by increased demand.

     In addition, the FCC has released Reports and Orders on the Implementation of the Pay Telephone Reclassification and Compensation Provisions of the Act. The orders, among other things, mandate that all ILECs, including the Telephone Company, unbundle payphone instruments, file tariffs on payphone service lines and make them available on a non-discriminatory basis to Payphone Service Providers ("PSPs"). Additionally, the orders establish mechanisms for the full and fair compensation to PSPs, including per-call compensation for subscriber "800" and access code calls from payphones. The Telephone Company has filed the necessary revisions to its interstate access charges with the FCC and has filed with the DPUC new retail and wholesale Pay Telephone Access Line Service offerings in accordance with the FCC's order.

     In December 1996, the FCC acted on an outstanding petition by the New England Public Communications Council, Inc. and preempted a prior DPUC decision which only authorized ILECs and CLECs to provide payphone service in Connecticut. On July 1, 1997, the District of Columbia Circuit Court rendered its decision in Illinois Public Telecommunications Association v. FCC remanding back to the FCC its decision setting the per-call compensation rate for subscriber "800" and access code calls. The FCC on August 5, 1997, established a pleading and comment cycle on these remanded issues. The FCC released a subsequent order setting the per-call compensation rate at $.284.

     Noting the need to revise its jurisdictional separations rules as a result of the increasingly competitive nature of the telecommunications industry, the FCC initiated on October 7, 1997, a rulemaking proceeding to begin separations reform. Jurisdictional separations


                               SNET Annual Report                             11
assigns telecommunications property costs, revenues, expenses, taxes and reserves to specific categories that are then allocated between the interstate and intrastate jurisdictions. Comprehensive reform in this area could result in changes to the structure of ILEC pricing. Management is currently unable to determine the impact any change would have on the Telephone Company.

     In accordance with the Act, the FCC requires ILECs, including the Telephone Company, to implement a long-term solution for portability of local telephone numbers. The Telephone Company is required to construct and operate a system that will permit end user customers to retain their telephone numbers when they elect a different carrier for local service. The system is to be operational by mid-1998 for a large percentage of the Telephone Company's access lines. The FCC, however, has not yet decided on a method to recover the substantial investment and operating costs relating to the number portability system. Local number portability expenditures were approximately $4 in 1997 and are estimated to be $19 in 1998.

State

Effective April 1, 1996, the DPUC replaced traditional rate of return regulation with alternative (price-based) regulation during the transition to full competition. Alternative regulation includes a five-year monitoring period on financial results and a price cap formula based on certain services categorized as non-competitive. In addition, basic local service rates for residence, business and coin may not be raised above current levels until January 1, 1998, at which time the price cap plan becomes effective for these services, unless they have been reclassified into the emerging-competitive or competitive categories. The impact of these changes on the Telephone Company's operating results will depend on the timing of classifying the various products and services from non-competitive into the emerging-competitive and competitive categories for pricing changes.

     On June 25, 1997, the DPUC issued a final decision allowing the Corporation to establish separate wholesale and retail affiliates. Under the decision, the new retail organization, a CLEC, will compete under the same regulations as all other retail telecommunications providers in the state. As such, the CLEC will not be subject to price cap regulations. The wholesale organization, an ILEC, will provide network services and functionality to retail providers, including the Corporation's new CLEC, on comparable terms. The ILEC will be treated as a public service company and will continue to be subject to alternative regulation. The directory publishing operations were incorporated into a separate subsidiary of the Corporation on January 1, 1998. As part of the decision, however, the DPUC mandated that Connecticut customers must choose their local exchange provider via a balloting process. Customers who do not choose a carrier will be assigned a CLEC based on the proportion of votes in a local service area. The specific details of the balloting process will be addressed in further technical discussions among the participants and the DPUC. The balloting process is scheduled to begin on January 4, 1999 and to be completed by May 1999.

     In order for the balloting process to commence, the ILEC must demonstrate that the systems offered to CLECs provide full technical and operational support as required by the Act. The DPUC will examine and critically evaluate the respective Operations Support System ("OSS") platforms offered to the CLECs. The DPUC's evaluation will establish a set of tests and standards that can be used to determine the suitability of the ILEC's OSS to support a competitive local exchange market and will determine if the interfaces proposed by the ILEC offer the comparability required under the provisions of the Act. A final decision is due on June 24, 1998. The DPUC's decision to allow the Corporation to establish separate wholesale and retail affiliates has been challenged by other parties in both state court and federal court. In an oral decision, the federal court has denied the other parties' motion for summary judgment and granted the Corporation's motion for summary judgment. A written decision is expected in the first quarter of 1998. A decision is also expected from the state court in 1998.

     On March 18, 1997, SAI filed an application with the DPUC to provide local and intrastate toll services throughout Connecticut. The DPUC issued a final decision granting approval on June 25, 1997. This grants SAI the authority to operate as a CLEC in the state of Connecticut and to provide competitive retail services to end user customers with the same regulatory and pricing flexibility as all other CLECs in the state.

     In compliance with the Act, the ILEC has filed with the DPUC numerous cost studies supporting its proposed wholesale (i.e., resale) and unbundled rates for interconnection services. On March 24, 1997, the DPUC issued a final decision setting a uniform 17.8% discount rate off the Telephone Company's current retail prices for telecommunications services sold to CLECs.

     On April 23, 1997, the DPUC issued a final decision addressing the proposal for allocation of Hybrid Fiber Coax ("HFC") network joint costs between broadband and telephony and the Telephone Company's costs and rates associated with unbundled loops, ports, multiplexing and inter-wire center transport. In this decision, the DPUC approved the Telephone Company's proposed 50/50 allocation of HFC network joint costs between broadband and telephony. In addition, the DPUC approved the cost studies based on Total Service Long Run Incremental Cost ("TSLRIC"). Subsequently, the


12                             SNET Annual Report

DPUC opened a new docket to determine appropriate TSLRIC-based rates for the remaining unbundled elements (non-loop) defined by the FCC. The cost allocation decision has been appealed by the cable television industry to state Superior Court. A decision is expected in 1998.

     On July 23, 1997, the DPUC approved the acquisition of Woodbury by the Corporation. The Corporation completed its purchase of Woodbury on July 30, 1997.

EMPLOYEE RELATIONS

In January 1998, under the current union contract, bargaining-unit employees received a general wage increase totaling 3.0%; made up of various forms and combinations of basic wage increases, one-time cash payments and/or Cash Balance Plan Account credits. The current labor agreement will expire on August 8, 1998. Management and the union expect to begin negotiations on a new labor agreement early in 1998.

     In 1995, a U.S. District Court decision was issued in favor of the Department of Labor against the Corporation and the Telephone Company. The decision held that the Corporation and the Telephone Company violated certain sections of the Fair Labor Standards Act and were liable for back wages and liquidating damages. The Corporation and the Telephone Company appealed the decision and on July 31, 1997, the Second Circuit Court of Appeals affirmed the U.S. District Court's decision. As required by the Court's decision, in October 1997, the Corporation and the Telephone Company paid back wages, liquidating damages and interest (from the date of the District Court's judgment) to the employees involved in this action. In 1995, the Telephone Company recorded a liability of $11.0 which was adequate to cover the cost of total damages for this matter.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES The Corporation generated cash flows from operations of $616.0 during 1997 compared with $477.4 during 1996 and $442.6 during 1995. Cash flows from operations increased in 1997 compared with 1996 due primarily to lower restructuring payments.

     In 1997, the consolidated balance sheet changed as a result of operating activities. The current portion of deferred taxes decreased due primarily to costs incurred in 1997 under the restructuring program. The decrease in other current assets is due primarily to a decrease in income taxes receivable resulting from certain state income tax credits being reflected in estimated income tax payments. In prior years, state tax law only allowed this credit upon the filing of the final annual income tax return. Accounts payable and accrued expenses increased due primarily to timing of cash payments.

     Cash outlays relating to the Corporation's restructuring charge, originally recorded in December 1993, totaled $15.0, $110.6 and $89.1 in 1997, 1996 and 1995, respectively. Costs incurred for employee separations of $5.0 in 1997, $20.0 in 1996 and $9.0 in 1995 included primarily payments for severance and related unemployment taxes and unused vacation. Incremental costs of $2.8 in 1997, $83.1 in 1996 and $74.2 in 1995 were incurred for executing numerous reengineering programs. In addition, exit and other costs were $7.2 in 1997, $7.5 in 1996 and $5.9 in 1995 and included expenses relating to the reduction of overall corporate space requirements. All cash expenditures were funded with cash flows from operations. In 1998, the Corporation expects to conclude its restructuring program with approximately $7 of costs related to its space consolidation program.

INVESTING ACTIVITIES The primary use of corporate funds continued to be capital expenditures. Cash expended for capital additions was $472.4, $373.8 and $357.4 in 1997, 1996 and 1995, respectively. Capital additions for all years were funded entirely from cash flows from operations. The majority of these additions were for construction of the wireline network.

     Management anticipates that total capital expenditures for consolidated telecommunications plant will approximate $475 in 1998 and will be funded from cash flows from operations. Included in total capital expenditures in 1998 are estimated additions of $290 to the wireline network as compared with actual 1997 expenditures of approximately $307. These additions include expenditures primarily related to the modernization, growth and upgrading of wireline's central office switching and circuit equipment, to meet customer demand for new services. Additionally, to reduce maintenance costs and to meet access line growth, increased focus is being placed on replacing and supplementing the existing core network of twisted copper wire and fiber-optic and coaxial cable.

     On July 30, 1997, the Corporation completed its acquisition of Woodbury by issuing approximately 528,000 shares of the Corporation's treasury stock for the remaining 63.5% of Woodbury's common stock not formerly held by the Corporation. The total cost of completing the acquisition was $30.1, which includes the assumption of $9.0 in long-term debt.

FINANCING ACTIVITIES In February 1997, the Corporation issued $100.0 of 6.50% medium-term notes due 2002. The issuance replaced a portion of short-term debt related to the cellular acquisitions discussed previously. With this issuance, the Corporation's unissued, unsecured debt securities registered with the Securities and Exchange Commission ("SEC") decreased to $125.0.


                               SNET Annual Report                             13

     On February 18, 1997, the Corporation redeemed $80.0 of 8.70% medium-term notes due 2031 by issuing short-term debt.

     The Corporation sponsors a Dividend Reinvestment and Stock Purchase Plan ("DRISPP"). Effective July 1, 1997, the Corporation's policy of issuing new shares was modified to have its agent begin purchasing shares on the open market (when market conditions merit) to meet the needs of the DRISPP. Beginning with the January 15, 1998 dividend, the Corporation resumed issuance of new shares to meet the needs of the DRISPP.

     In September 1996, a total of $20.0 of 7.61% medium-term notes matured and were satisfied with the issuance of short-term debt.

     Dividends paid totaled $102.4, $100.2 and $98.0 in 1997, 1996 and 1995, respectively. The quarterly dividend rate of $.44 per share has remained unchanged for the past eight years, consistent with the corporate plan to reinvest in the business.

ESOP In connection with the establishment of the Employee Stock Ownership Plan ("ESOP") in 1990, the Corporation loaned the ESOP $10.0 and guaranteed a $110.0 loan to the ESOP by a third party. The Corporation has committed to make cash contributions to the ESOP that, together with dividends received on shares held by the ESOP, will enable the ESOP to make its principal and interest payments on both loans. Both loans mature in the year 2000. Debt service payments to the ESOP totaled $13.7, $13.5 and $13.3 in 1997, 1996 and 1995, respectively. The Corporation anticipates making equivalent cash payments during 1998.

DEBT RATIO The Corporation's ratio of debt to total capitalization at year-end 1997 was 69.2% compared with 74.9% at year-end 1996 and 80.0% at year-end 1995. The ESOP represented 2.0% of the debt ratio at December 31, 1997 compared with 2.7% and 3.4% at December 31, 1996 and 1995, respectively.

CAPITAL RESOURCES The Corporation maintains bank lines of credit to facilitate the issuance of commercial paper. As part of this credit facility, the Corporation has obtained contractual commitments to $170.0 in lines of credit provided by a syndicate of banks. The annual commitment fee is currently .045% on the lines of credit. As of December 31, 1997, the entire $170.0 was available.

     As of December 31, 1997, the Corporation and the Telephone Company had $125.0 and $95.0, respectively, of unissued, unsecured debt securities registered with the SEC. Additional notes may be sold in one or more issues from time to time as market conditions warrant.

     Management believes that the Corporation has sufficient internal and external resources to finance the anticipated requirements of business development. Capital additions and dividends are expected to be funded with cash from operations during 1998. The Corporation also has access to external resources including lines of credit and long-term shelf registration commitments.

14                             SNET Annual Report

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

     The Audit Committee of the Board of Directors, which consists of six non-employee directors, meets periodically with the Corporation's financial management, Audit Services and independent accountants (Coopers & Lybrand L.L.P.) to review their work and the relationships between them in whatever depth considered necessary to fulfill the Audit Committee's responsibilities. Both Audit Services and the independent accountants meet privately with and have unrestricted access to the Audit Committee.


/s/ DONALD R. SHASSIAN
------------------------------
Donald R. Shassian
Senior Vice President and Chief Financial Officer
January 27, 1998


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Southern New England
Telecommunications Corporation:

We have audited the consolidated balance sheets of Southern New England Telecommunications Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern New England Telecommunications Corporation as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the consolidated financial statements, the Corporation discontinued accounting for the operations of its telephone subsidiary in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," effective January 1, 1996.


/s/ COOPERS & LYBRAND L.L.P.
------------------------------------
Coopers & Lybrand L.L.P.
Hartford, Connecticut
January 27, 1998


                               SNET Annual Report                             15

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Dollars in Millions, Except Per Share Amounts,
  For the Years Ended December 31,                1997         1996        1995
--------------------------------------------------------------------------------

REVENUES AND SALES                           $ 2,022.3    $ 1,941.9   $ 1,816.4
--------------------------------------------------------------------------------
COSTS AND EXPENSES
Operating and maintenance                      1,192.6      1,149.0     1,065.1
Depreciation and amortization                    379.1        356.1       346.0
Taxes other than income                           53.1         54.6        56.5
--------------------------------------------------------------------------------
Total Costs and Expenses                       1,624.8      1,559.7     1,467.6
--------------------------------------------------------------------------------
OPERATING INCOME                                 397.5        382.2       348.8
Interest expense                                  89.8         88.7        85.9
Other income, net                                  8.3          6.9        15.5
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                       316.0        300.4       278.4
Income taxes                                     118.5        107.6       109.6
--------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY CHARGE               197.5        192.8       168.8
Extraordinary charge, net of tax                  (3.7)          --      (687.1)
--------------------------------------------------------------------------------
NET INCOME (LOSS)                            $   193.8    $   192.8   $  (518.3)
--------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (THOUSANDS)
Basic                                           66,156       65,437      64,871
Assuming Dilution                               66,322       65,604      64,903
--------------------------------------------------------------------------------
Basic Earnings (Loss) Per Share
Income before extraordinary charge           $    2.99    $    2.95   $    2.60
Extraordinary charge, net of tax                  (.06)          --      (10.59)
--------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE              $    2.93    $    2.95   $   (7.99)
--------------------------------------------------------------------------------
Diluted Earnings (Loss) Per Share
Income before extraordinary charge           $    2.98    $    2.94   $    2.60
Extraordinary charge, net of tax                  (.06)          --      (10.59)
--------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE            $    2.92    $    2.94   $   (7.99)
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

16                             SNET Annual Report

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

CONSOLIDATED BALANCE SHEETS

Dollars in Millions, At December 31,                         1997          1996
--------------------------------------------------------------------------------

ASSETS
Cash and temporary cash investments                     $    12.3     $     9.0
Accounts receivable, net of allowance for
 uncollectibles of $32.5 and $27.4,
 respectively                                               327.9         323.3
Materials, supplies and inventories                          29.8          27.4
Prepaid publishing                                           35.9          35.2
Deferred income taxes                                        37.7          45.4
Other current assets                                         11.0          27.7
--------------------------------------------------------------------------------
Total Current Assets                                        454.6         468.0
Property, plant and equipment, net                        1,716.8       1,597.0
Intangible assets, net                                      394.7         400.3
Deferred income taxes                                        89.7          91.2
Leases and other assets                                     115.1         114.5
--------------------------------------------------------------------------------
Total Assets                                            $ 2,770.9     $ 2,671.0
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                   $   266.8     $   252.0
Short-term debt                                             186.3         215.2
Advance billings and customer deposits                       64.4          60.9
Accrued compensated absences                                 33.3          31.9
Other current liabilities                                   106.8         107.0
--------------------------------------------------------------------------------
Total Current Liabilities                                   657.6         667.0
Long-term debt                                            1,156.9       1,169.7
Accrued postretirement benefit obligation                   267.0         288.9
Unamortized investment tax credits                           14.0          15.5
Other liabilities and deferred credits                       78.2          66.9
--------------------------------------------------------------------------------
Total Liabilities                                         2,173.7       2,208.0
--------------------------------------------------------------------------------
Common stock; $1.00 par value; 300,000,000
 shares authorized; 68,896,854 and
 68,407,669 issued, respectively                             68.9          68.4
Proceeds in excess of par value                             622.1         602.8
Retained earnings (deficit)                                  26.8         (55.7)
Treasury stock; at cost, 2,230,586
 and 2,758,512 shares, respectively                         (84.7)       (104.7)
Unearned compensation related to ESOP                       (35.9)        (47.8)
--------------------------------------------------------------------------------
Total Shareholders' Equity                                  597.2         463.0
--------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity              $ 2,770.9     $ 2,671.0
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                               SNET Annual Report                             17

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                              Unearned
                                                                                                               Compen-    Total
                                                   Common Stock Issued    Proceeds in    Retained               sation    Share-
Dollars in Millions,                               --------------------    Excess of     Earnings   Treasury   Related   holders'
Except Per Share Amounts                           Number     Par Value    Par Value     (Deficit)    Stock    to ESOP    Equity
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1995                       67,264,435    $  67.3       $ 677.8      $ 381.8   $(104.7)    $(69.3)  $ 952.9
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                   (518.3)                        (518.3)
Common stock issued, at market:
  Dividend reinvestment plan                        466,498         .5          15.4                                        15.9
  Savings and incentive plans                       150,226         .1           4.7                                         4.8
Dividends declared ($1.76 per share)                                                       (114.2)                        (114.2)
Reduction of ESOP debt                                                                                            11.0      11.0
Tax benefit of dividends declared
  on unallocated shares held
  in ESOP                                                                                     1.2                            1.2
ESOP earned compensation
  accrual                                                                                                          (.4)      (.4)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                     67,881,159       67.9         697.9       (249.5)   (104.7)     (58.7)    352.9
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  192.8                          192.8
Common stock issued, at market:
  Dividend reinvestment plan                        367,183         .4          14.3                                        14.7
  Savings and incentive plans                       159,327         .1           5.8                                         5.9
Dividends declared ($1.76 per share)                                          (115.2)                                     (115.2)
Reduction of ESOP debt                                                                                            12.1      12.1
Tax benefit of dividends declared
  on unallocated shares held
  in ESOP                                                                                     1.0                            1.0
ESOP earned compensation
  accrual                                                                                                         (1.2)     (1.2)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                     68,407,669       68.4         602.8        (55.7)   (104.7)     (47.8)    463.0
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  193.8                          193.8
Common stock issued, at market:
  Dividend reinvestment plan                        190,928         .2           6.9                                         7.1
  Savings and incentive plans                       298,257         .3          10.9                                        11.2
Dividends declared ($1.76 per share)                                                       (116.5)                        (116.5)
Reduction of ESOP debt                                                                                            13.2      13.2
Acquisition of Woodbury Telephone                                                1.0          4.5      20.0                 25.5
Tax benefit of dividends declared
  on unallocated shares held
  in ESOP                                                                                      .7                             .7
ESOP earned compensation
  accrual                                                                                                         (1.3)     (1.3)
Other                                                                             .5                                          .5
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                     68,896,854    $  68.9       $ 622.1      $ 26.8     $(84.7)    $(35.9)   $597.2
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


18                             SNET Annual Report

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in Millions, For the Years Ended December 31,   1997     1996      1995
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income (loss)                                    $ 193.8  $ 192.8  $ (518.3)
Tax benefit of dividends on shares
  held in ESOP                                            .7      1.0       1.2
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
   Depreciation and amortization                       379.1    356.1     346.0
   Extraordinary charge, net of tax                      3.7      --      687.1
   Provision for uncollectible accounts                 43.4     44.4      25.9
   Restructuring payments                              (15.0)  (110.6)    (89.1)
   Decrease in deferred income taxes                     9.2     22.2      30.7
   Decrease in investment tax credits                   (1.5)    (2.1)     (6.9)
   Changes in operating assets and
     liabilities, net                                   (8.1)   (30.3)    (34.0)
   Other, net                                           10.7      3.9       --
--------------------------------------------------------------------------------
Net Cash Provided by Operating Activities              616.0    477.4     442.6
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Cash expended for capital additions                   (472.4)  (373.8)   (357.4)
Purchase of cellular properties                          --       --     (455.6)
Proceeds from asset sales                               19.9     10.8      74.0
Other, net                                               7.6     16.6      16.5
--------------------------------------------------------------------------------
Net Cash Used by Investing Activities                 (444.9)  (346.4)   (722.5)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                           100.0      --      300.0
Repayments of long-term debt                           (94.8)   (34.9)   (108.3)
Cash dividends paid                                   (102.4)  (100.2)    (98.0)
Net (payments) proceeds of commercial
  paper                                                (57.3)     2.0     192.9
Other, net                                             (13.3)     --       (2.3)
--------------------------------------------------------------------------------
Net Cash (Used) Provided by Financing
  Activities                                          (167.8)  (133.1)    284.3
--------------------------------------------------------------------------------
Increase (Decrease) in Cash and
  Temporary Cash Investments                             3.3     (2.1)      4.4
Cash and temporary cash investments
  at beginning of year                                   9.0     11.1       6.7
--------------------------------------------------------------------------------
Cash and Temporary Cash Investments at End of Year   $  12.3  $   9.0  $   11.1
--------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.


                               SNET Annual Report                             19

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Millions, Except Per Share Amounts)

NOTE 1: Summary of Significant Accounting Policies

BASIS OF PRESENTATION The consolidated financial statements of Southern New England Telecommunications Corporation ("Corporation") have been prepared in conformity with generally accepted accounting principles ("GAAP"). Effective January 1, 1996, the Corporation's telephone operating subsidiary, The Southern New England Telephone Company ("Telephone Company"), discontinued using Statement of Financial Accounting Standard ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation" [see Note 3].

     The consolidated financial statements include the accounts of the Corporation, all wholly-owned subsidiaries and partnerships in which the Corporation effectively has control. All significant intercompany transactions and accounts have been eliminated.

     The Corporation derives substantially all of its revenues from the telecommunications service industry by providing wireline, wireless and information and entertainment services, including local, national and international communications; network services; mobile communications; cable television and internet; and advertising. The Corporation's operations and customers are located primarily in Connecticut. In addition, its wireless operations cover Rhode Island and portions of Massachusetts.

     As appropriate, all periods presented have been reclassified to conform to the current year presentation.

USE OF ESTIMATES The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for depreciation, taxes, employee benefits, allowance for uncollectible accounts receivable, restructuring reserves and contingencies, among others.

CASH AND TEMPORARY CASH INVESTMENTS Cash and temporary cash investments include all highly liquid investments, with original maturities of three months or less. The Corporation records payments made by draft as accounts payable until the banks honoring the drafts have presented them for payment. At December 31, 1997 and 1996, accounts payable included drafts outstanding of $28.8 and $41.4, respectively.

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

     Effective January 1, 1996, as a result of the discontinuance of SFAS No. 71, the Corporation is using estimated useful lives that are shorter than the economic lives historically prescribed by regulators. A comparison of average asset lives before and after the discontinuance of SFAS No. 71, for the most significantly affected categories of telephone plant, is as follows:

Asset Category                                    Before             After
--------------------------------------------------------------------------------
Digital Switch                                        17              10.5
Digital Circuit                                     11.5               8.2
Conduit                                               55                55
Copper                                             22-26           10.5-16
Fiber                                              32-40                25
--------------------------------------------------------------------------------

     Under the composite group method, the cost of depreciable telephone plant sold or retired, net of removal costs and salvage (i.e., gains or losses), is charged to accumulated depreciation. When depreciable property and equipment other than telephone plant are sold or retired, the resulting gain or loss is recognized currently as an element of income. All long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable, and any necessary adjustment is made. Replacements, renewals and betterments that materially increase an asset's useful or remaining life are capitalized. Minor replacements and all repairs and maintenance are charged to expense.

INTANGIBLE ASSETS Intangible assets consist primarily of cellular licenses, customer lists and goodwill resulting from the cellular acquisitions completed in 1995 and goodwill resulting from the Woodbury Telephone Company ("Woodbury") acquisition completed in 1997. The intangible assets are stated at cost and are being amortized using the straight-line method over periods ranging from 5 to 40 years. Accumulated amortization


20                             SNET Annual Report
was $44.8 and $27.6 as of December 31, 1997 and 1996, respectively. Intangible assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable, and any necessary adjustment is made.

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

EMPLOYEE STOCK OWNERSHIP PLAN The Corporation accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position ("SOP") 76-3, as amended. Accordingly, compensation expense is measured as the cost of shares allocated from the trust, plus the amount required to purchase any additional shares allocated to employee accounts, less a percentage of dividends received by the plan. Dividends on stock held by the ESOP are recorded as a reduction of retained earnings, and all ESOP shares are treated as outstanding for earnings per share calculations. Debt of the ESOP that has been guaranteed by the Corporation is recorded as long-term debt and as a reduction of shareholders' equity. As the ESOP repays the debt, a corresponding reduction in long-term debt and an increase in shareholders' equity is recorded.

REVENUE RECOGNITION Revenues are recognized when earned regardless of the period in which billed. Revenues for directory advertising are recognized over the life of the related directory, normally one year.

CAPITALIZED INTEREST COST The Corporation accounts for capitalized interest in accordance with SFAS No. 34, "Capitalization of Interest Cost." Upon the discontinuance of SFAS No. 71, effective January 1, 1996, the Telephone Company reports capitalized interest as a cost of telephone plant and a reduction in interest expense, in accordance with SFAS No. 34. Prior to the discontinuance of SFAS No. 71, the Telephone Company included in its telephone plant accounts an imputed cost of debt and equity for funds used during the construction of telephone plant.

ADVERTISING COSTS Costs for advertising products and services or corporate image are expensed as incurred.

COMPUTER SOFTWARE COSTS The Corporation capitalizes initial operating systems for central office switching equipment. Right-to-use fees, additions, upgrades and modifications to operating software programs, all applications and computer software acquired or developed for internal use are expensed. SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was issued on March 4, 1998. This SOP requires the capitalization of certain costs of computer software developed or obtained for internal use and is effective for financial statements for fiscal years beginning after December 15, 1998.

INCOME TAXES The Corporation files a consolidated federal income tax return and, where allowable, combined state income tax returns.

     The Corporation records income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on all temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted rates. Additionally, the Corporation will recognize deferred tax assets if it is more likely than not that the related benefit will be realized.

     Investment tax credits realized in prior years by the Telephone Company are being amortized as a reduction to the provision for income taxes over the life of the related plant.

EARNINGS PER SHARE Effective December 31, 1997, the Corporation adopted SFAS No. 128, "Earnings per Share." Under SFAS No. 128, "basic" earnings per share is computed by dividing income by the weighted average number of actual common shares outstanding during the period. In order to compute "diluted" earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period. As required by SFAS No. 128, all periods presented have been restated to conform to the provisions of the new standard.

     For the computation of diluted earnings per share, the weighted average number of common shares outstanding has been adjusted for the effects of the Corporation's stock options as follows:

In Thousands,
For the Years Ended December 31,                    1997        1996        1995
--------------------------------------------------------------------------------
Weighted average shares
 outstanding                                      66,156      65,437      64,871
Stock options, net                                   166         167          32
--------------------------------------------------------------------------------
Weighted average shares
 outstanding assuming dilution                    66,322      65,604      64,903
--------------------------------------------------------------------------------

     Stock options of 218 in 1997, 156 in 1996 and 391 in 1995, were not assumed exercised because they were antidilutive in the periods presented.

NOTE 2: MERGER, ACQUISITION AND SALE OF ASSETS

On January 4, 1998, the Corporation and SBC Communications Inc. ("SBC") approved a definitive merger


                               SNET Annual Report                             21
agreement ("Agreement") whereby the Corporation will become a wholly-owned subsidiary of SBC. Under the original terms of the Agreement, each share of the Corporation's common stock was to be exchanged for 0.8784 shares of SBC common stock. On January 30, 1998, SBC announced a two-for-one stock split, which modified the exchange ratio to 1.7568. In addition, the Agreement does not require any changes to the Corporation's quarterly dividend prior to closing.

     The transaction is intended to be accounted for as a pooling-of-interests and as a tax-free reorganization under the applicable provisions of the Internal Revenue Code. The merger has been reviewed by the U.S. Department of Justice and must still be approved by the Corporation's shareholders, the Department of Public Utility Control ("DPUC") and the Federal Communications Commission ("FCC"). The Corporation is currently authorized to provide interexchange services in 46 states. For the majority of these states these authorizations have been utilized solely to provide calling card services to Connecticut-based customers traveling in the respective states. The Corporation does, however, provide long-distance service to a small number of customers in states where SBC is an Incumbent Local Exchange Carrier ("ILEC"). The Corporation may be required to modify or withdraw its interexchange authorizations in the states where SBC is an ILEC. In addition, authorizations may be required from a number of other states to allow the Corporation to transfer its existing long-distance authorizations to SBC. Once the necessary approvals are obtained, the merger is expected to close by December 31, 1998.

     On July 30, 1997, the Corporation completed its acquisition of Woodbury by issuing approximately 528,000 shares of the Corporation's treasury stock for the remaining 63.5% of Woodbury's common stock not formerly held by the Corporation. The total cost of completing the acquisition was $30.1, which includes the assumption of $9.0 in long-term debt. Woodbury provides local exchange telephone services, intrastate toll services and access to long-distance telephone services in a number of central Connecticut towns. The acquisition was accounted for under the purchase method and, accordingly, resulted in goodwill of $11.5 which is being amortized on a straight-line method over 15 years. Woodbury's results have been included in the consolidated financial statements since the date of acquisition. Had the acquisition taken place at the beginning of 1996, consolidated revenues and sales, income before extraordinary charge, net income and earnings per share would not have been materially different from the amounts reported for 1997 and 1996.

     In July 1995, the Corporation purchased from Bell Atlantic Corporation and Richmond Telephone Company, for approximately $456, certain cellular properties in Rhode Island and Massachusetts and an increased interest in Springwich Cellular Limited Partnership ("Springwich"). The acquisitions were accounted for under the purchase method and, accordingly, the operating results of the cellular properties and the increased interest in Springwich were included in the consolidated financial statements subsequent to the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired, approximately $24, was assigned to goodwill and is being amortized on a straight-line method over 15 years. The cellular acquisitions were financed with approximately $456 of short-term debt. Short-term debt of approximately $300 was replaced with medium-term notes in the third quarter of 1995.

NOTE 3: DISCONTINUANCE OF SFAS NO. 71

In the fourth quarter of 1995, the Telephone Company determined it was no longer eligible for application of SFAS No. 71, which specifies accounting standards required for public utilities and certain other regulated companies. Effective January 1, 1996, the Telephone Company began following accounting principles which are more appropriate for a competitive environment. This determination was made based on the significant changes in technology and the increase in telecommunications competition in Connecticut brought about by legislative and regulatory policy changes. This accounting change is for financial reporting purposes only and does not affect the Telephone Company's accounting and reporting for regulatory purposes. As a result of the discontinued use of SFAS No. 71, in accordance with the provisions of SFAS No. 101, "Accounting for the Discontinuance of Application of FASB Statement No. 71," the Corporation recorded a non-cash, extraordinary charge of $687.1, or $10.59 per share, for both basic and diluted earnings per share, net of applicable tax benefits of $515.5, in the fourth quarter of 1995.

     The following table is a summary of the extraordinary charge for 1995:

                                                         Before-tax    After-tax
--------------------------------------------------------------------------------
Adjustment to net telephone plant                        $ (1,178.0)   $ (703.9)
Elimination of net regulatory assets                          (24.6)      (14.3)
Tax-related net regulatory liabilities                       --            20.1
Accelerated amortization of
 investment tax credits                                      --            11.0
--------------------------------------------------------------------------------
Total Non-cash, Extraordinary Charge                     $ (1,202.6)   $ (687.1)
--------------------------------------------------------------------------------

     The adjustment of $1,178.0 to net telephone plant was necessary since estimated useful lives and depreciation methods historically prescribed by regulators did not reflect the rapid pace of technological development and differed significantly from those economic useful lives used by unregulated companies. Plant balances were adjusted by increasing the accumulated depreciation reserve. The increase to the accumulated depreciation reserve was determined by a discounted cash flow analysis which considered technological replacement and the estimated impact of


22                             SNET Annual Report
future competition. To support this analysis, a depreciation reserve study was also performed that identified, by asset categories, inadequate accumulated depreciation levels (i.e., deficiencies) that had developed over time.

     The discontinuance of SFAS No. 71 also required the Corporation to eliminate from its consolidated balance sheet the effects of any actions of regulators that had been recognized as assets and liabilities pursuant to SFAS No. 71, but would not have been recognized as assets and liabilities by unregulated companies. The elimination of net regulatory assets relates principally to vacation pay costs and gross earnings tax which were being amortized as they were recognized in the ratemaking process.

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

NOTE 4: EMPLOYEE BENEFITS

PENSION PLANS The Corporation sponsors several non-contributory, defined benefit pension plans: one for management employees and one for bargaining-unit employees; and one supplementary non-qualified, unfunded plan for all employees. The supplementary non-qualified plan provides a benefit equal to any pension amount above which would otherwise be payable under the defined benefit pension plans in the absence of Internal Revenue Code limitations. Prior to July 1, 1995, benefits for bargaining-unit employees were based on years of service and pay during 1987 to 1991 as well as a cash balance component. Prior to 1996, benefits for management employees were based on an adjusted career average pay plan. The bargaining-unit and management pension plans were converted to cash balance plans effective July 1, 1995 and January 1, 1996, respectively. Accordingly, pension benefits are determined as a single account balance and grow each year with pay and interest credits. Prior to the conversion to the cash balance plans, the benefits for the employees' supplementary plans were based on years of service and average eligible pay. Effective with the conversion to the cash balance plans, the benefits are based on pay and interest credits. A supplementary non-qualified, unfunded plan for non-employee directors was terminated in 1996 with pension benefits payable only to current and retired directors and with the amount of accrued pension benefits being frozen.

     Funding of the management and bargaining-unit plans is achieved through irrevocable contributions made to a trust fund. Plan assets consist primarily of listed stocks, corporate and governmental debt and real estate. The Corporation's policy is to fund the pension cost for these plans in conformity with the Employee Retirement Income Security Act of 1974 using the aggregate cost method. For purposes of determining contributions, the assumed investment earnings rate on plan assets was 9.5% in 1997 and declines to 7.5% in 1999.

     Pension cost (income) for all plans, computed using the projected unit credit actuarial method, includes the following components:

For the Years Ended December 31,                 1997         1996         1995
--------------------------------------------------------------------------------
Service cost                                 $   21.9     $   20.2     $   22.1
Interest cost on projected
 benefit obligation                              91.8         96.3        113.5
Amortizations and deferrals, net                225.9         65.8        249.6
Actual return on plan assets                   (338.7)      (177.6)      (393.3)
--------------------------------------------------------------------------------
Net Pension Cost (Income)
 Recorded to Expense                               .9          4.7         (8.1)
--------------------------------------------------------------------------------
Settlement gain                                  --          (76.1)       (76.0)
Costs relating to special
 termination benefits                            --           --          137.5
Curtailment loss                                 --           10.8         16.8
--------------------------------------------------------------------------------
Net (Settlement Gain)
 Curtailment Loss                                --          (65.3)        78.3
--------------------------------------------------------------------------------
Net Pension Cost (Income)                     $    .9     $  (60.6)    $   70.2
--------------------------------------------------------------------------------

     The 1997 decrease in net pension cost (income) recorded to expense was due to strong investment performance and a change in the discount rate. The 1996 net settlement gain and the 1995 net curtailment loss were associated with the severance programs and were recorded to the restructuring reserve in the respective years [see Note 6]. The 1996 increase was due primarily to lower returns on plan assets, reflecting a combination of a lower asset base and a generally weaker capital market return when compared with 1995.

     The following table sets forth the plans' funded status:

At December 31,                                            1997            1996
--------------------------------------------------------------------------------
Actuarial Present Value of Accumulated
 Benefit Obligation, including vested
 benefits of $1,336.9 and $1,253.3,
 respectively                                        $  1,348.6      $  1,289.3
--------------------------------------------------------------------------------
Plan assets at fair value                            $  1,905.9      $  1,690.3
Actuarial present value of projected
 benefit obligation                                    (1,385.2)       (1,337.3)
--------------------------------------------------------------------------------
Assets in Excess of Projected
 Benefit Obligation                                       520.7           353.0
Unrecognized prior service costs                          116.2           129.2
Unrecognized transition asset                             (84.0)          (98.4)
Unrecognized net gain                                    (570.0)         (401.3)
Adjustment required to recognize
 minimum liability                                         (4.7)           (3.2)
--------------------------------------------------------------------------------
Accrued Pension Cost                                 $    (21.8)     $    (20.7)
--------------------------------------------------------------------------------


                               SNET Annual Report                             23

     Assumptions used to calculate the plans' funded status:

At December 31,                                        1997      1996      1995
--------------------------------------------------------------------------------
Discount rate for projected
 benefit obligation                                     7.0%      7.5%      7.0%
Expected rate of increase in future
 management compensation levels                         4.5%      4.5%      4.5%
Expected long-term rate of return on
 plan assets                                            8.0%      8.0%      8.0%
--------------------------------------------------------------------------------

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

     The Corporation's postretirement benefit cost includes the following components:

For the Years Ended December 31,                     1997       1996       1995
--------------------------------------------------------------------------------
Service cost                                       $  4.1     $  4.4     $  4.4
Interest cost of accumulated
 benefit obligation                                  36.1       37.6       33.4
Amortizations and deferrals, net                     41.2       19.8       21.0
Actual return on plan assets                        (56.4)     (30.9)     (31.5)
--------------------------------------------------------------------------------
Net Postretirement Benefit Cost
 Recorded to Expense                                 25.0       30.9       27.3
--------------------------------------------------------------------------------
Costs relating to special
 termination benefits                                  --         --       11.0
Curtailment loss                                       --         .2       12.9
--------------------------------------------------------------------------------
Net Curtailment Loss                                   --         .2       23.9
--------------------------------------------------------------------------------
Net Postretirement Benefit Cost                    $ 25.0     $ 31.1     $ 51.2
--------------------------------------------------------------------------------

     The 1996 and 1995 net curtailment losses were associated with the severance programs and were recorded to the restructuring reserve in the respective years [see Note 6].

     The following table sets forth the plans' funded status:

At December 31,                                               1997         1996
--------------------------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
  Retirees                                                 $(423.9)     $(458.6)
  Fully eligible active plan participants                    (27.4)       (15.5)
  Other active plan participants                             (74.1)       (66.3)
--------------------------------------------------------------------------------
Total Accumulated Postretirement
 Benefit Obligation                                         (525.4)      (540.4)
Plan assets at fair value                                    292.8        229.4
--------------------------------------------------------------------------------
Accumulated Postretirement Benefit
 Obligation in Excess of Plan Assets                        (232.6)      (311.0)
Unrecognized net gain                                        (65.6)       (11.9)
Unrecognized prior service cost                               10.8         13.6
--------------------------------------------------------------------------------
Accrued Postretirement
 Benefit Obligation                                        $(287.4)     $(309.3)
--------------------------------------------------------------------------------


     Assumptions used to calculate the plans' funded status:

At December 31,                                      1997       1996       1995
--------------------------------------------------------------------------------
Discount rate for projected
 benefit obligation                                   7.0%       7.5%       7.0%
Expected rate of increase in future
 compensation levels                                  4.5%       4.5%       4.5%
Expected long-term rate of
 return on plan assets:
  Management health trust                             7.0%       7.0%       7.0%
  Bargaining-unit health trust                        7.5%       7.5%       7.5%
  Retiree life insurance trust                        7.5%       7.5%       7.5%
--------------------------------------------------------------------------------

     The assumed health care cost trend rate used to measure the expected cost of these benefits for 1997 was 5.5% and declines to 4.5% by 2001. A one percentage point increase in the assumed health care cost trend rate would have increased the estimated aggregate service and interest cost components of the 1997 net postretirement benefit cost by approximately $2 and the accrued postretirement benefit obligation by approximately $21 as of December 31, 1997.

SAVINGS AND STOCK OWNERSHIP PLANS The Corporation sponsors employee savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all employees. As part of the savings plans, the Corporation has established an Employee Stock Ownership Plan ("ESOP"). The Corporation provides matching contributions based on qualified employee contributions through its ESOP plan. Under the ESOP, the Corporation's matching contributions are invested entirely in common stock of the Corporation and are held by the ESOP.

     In January 1990, the Corporation loaned the ESOP $10.0 and in February 1990, the ESOP borrowed an additional $110.0, which the Corporation guaranteed, through a third party. The proceeds of the $10.0 loan were used to acquire shares of the Corporation's common stock through open market purchases. The proceeds of the $110.0 loan were used to purchase shares of both unissued common stock and treasury stock from the Corporation. All shares purchased by the ESOP were originally pledged as collateral for its debt. The Corporation periodically makes cash payments to


24                             SNET Annual Report
the ESOP that, together with dividends received on shares held by the ESOP, are used to make interest and principal payments on both loans. As these payments are made, shares are released from collateral and made available for distribution to employees' accounts, based on the proportion of debt service paid in the year.

     ESOP expense and ESOP trust activity are as follows:

For the Years Ended December 31,                     1997       1996       1995
--------------------------------------------------------------------------------
Compensation expense(1)                            $ 12.7     $ 11.0     $ 14.7
Interest expense incurred(1)                          3.4        4.4        5.1
Interest income earned                                (.4)       (.5)       (.6)
--------------------------------------------------------------------------------
Total Expense                                      $ 15.7     $ 14.9     $ 19.2
--------------------------------------------------------------------------------
Dividends Used for Debt Service                    $  4.6     $  5.1     $  5.3
Cash Contributions Used for
 Debt Service                                      $ 13.7     $ 13.5     $ 13.3
--------------------------------------------------------------------------------

(1)  Net of applicable dividends used for debt service.

     ESOP shares outstanding are as follows:

In Thousands, At December 31,                 1997           1996          1995
--------------------------------------------------------------------------------
Allocated shares                           1,602.1        1,389.1        1,508.0
Unreleased shares                            904.8        1,206.4        1,301.5
--------------------------------------------------------------------------------
Total ESOP Shares                          2,506.9        2,595.5        2,809.5
--------------------------------------------------------------------------------

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

NOTE 5: INCOME TAXES

Income tax expense includes the following components:

For the Years Ended December 31,                   1997        1996        1995
--------------------------------------------------------------------------------
FEDERAL
Current                                         $  84.1     $  79.4     $  62.4
Deferred                                           15.8        16.1        27.4
Investment tax credits, net                        (1.5)       (2.1)       (6.9)
--------------------------------------------------------------------------------
Total Federal                                      98.4        93.4        82.9
--------------------------------------------------------------------------------
STATE
Current                                            16.0         9.8        17.3
Deferred                                            4.1         4.4         9.4
--------------------------------------------------------------------------------
Total State                                        20.1        14.2        26.7
--------------------------------------------------------------------------------
Total Income Taxes                              $ 118.5     $ 107.6     $ 109.6
--------------------------------------------------------------------------------

     In April 1995, new Connecticut state income tax rates were enacted to accelerate the reduction of current rates. The 1997 Connecticut state income tax rate of 10.5% will gradually decrease to 7.5% in 2000.

     A reconciliation between income taxes and taxes computed by applying the statutory federal income tax rate to pre-tax income is as follows:

For the Years Ended December 31,                   1997        1996        1995
--------------------------------------------------------------------------------
Statutory Federal Income Tax Rate                  35.0%       35.0%       35.0%
--------------------------------------------------------------------------------
Federal income taxes at
 statutory rate                                 $ 110.6     $ 105.1     $  97.4
State income taxes, net of federal
 income tax effect                                 13.0         9.2        17.4
Depreciation of telephone plant
 construction cost previously
 deducted for tax purposes(1)                        --          --         5.1
Amortization of investment
 tax credits(1)                                    (1.5)       (2.1)       (6.9)
Other differences, net                             (3.6)       (4.6)       (3.4)
--------------------------------------------------------------------------------
Income Taxes                                    $ 118.5     $ 107.6     $ 109.6
--------------------------------------------------------------------------------
Effective Tax Rate                                 37.5%       35.8%       39.4%
--------------------------------------------------------------------------------

(1)  Telephone Company only.

     Consolidated deferred income tax assets (liabilities) are comprised of the following:

At December 31,                                             1997           1996
--------------------------------------------------------------------------------
Postretirement benefits other
 than pensions                                           $ 120.1        $ 124.8
Software                                                    24.7           13.9
Allowance for uncollectibles                                15.0           11.9
Other                                                       11.1           10.6
Compensated absences                                         9.3           13.1
Pension                                                      7.8            9.2
Restructuring charge                                         2.8           12.8
Depreciation and amortization                              (31.1)         (29.3)
Leveraged leases                                           (30.4)         (28.3)
Valuation allowance                                         (1.9)          (2.1)
--------------------------------------------------------------------------------
Deferred Income Taxes                                    $ 127.4        $ 136.6
--------------------------------------------------------------------------------


                               SNET Annual Report                             25

VALUATION ALLOWANCE The 1997 decrease in the valuation allowance was due primarily to the reduction in state loss carryovers. The allowance will continue to be evaluated based on evidence of realization of all deferred tax assets.

NOTE 6: RESTRUCTURING CHARGE

In December 1993, the Corporation recorded a restructuring charge of $355.0, $204.2 after-tax or $3.21 for both basic and diluted earnings per share, to provide for a comprehensive restructuring program. The charge included: $170.0 for employee separation costs; $145.0 for process and systems reengineering; and $40.0 for exit and other costs.

     Costs incurred for employee separations included payments for severance, unused vacation and health care continuation, as well as non-cash net pension and postretirement settlement gains of $65.1 in 1996 and curtailment losses of $102.2 in 1995. Process and systems reengineering costs included incremental costs incurred in connection with the execution of numerous reengineering programs. Exit and other costs included expenses related to the reduction of overall corporate space requirements.

     A summary of costs incurred under the restructuring program is as follows:

For the Years Ended December 31,                      1997      1996        1995
--------------------------------------------------------------------------------
Employee separation costs (gains)                   $  5.0    $(45.1)    $ 111.2
Process and systems reengineering                      2.8      83.1        74.2
Exit and other costs                                   7.2       7.5         2.5
--------------------------------------------------------------------------------
Total Costs Incurred                                $ 15.0    $ 45.5     $ 187.9
--------------------------------------------------------------------------------

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

     The Telephone Company has implemented network operations, customer service, repair and support programs and developed new processes to reduce the costs of business while improving quality and customer service. These new integrated processes have enabled the Telephone Company to increase its responsiveness to customer-specific needs and to eliminate certain labor-intensive interfaces between the existing systems.

     As of December 31, 1997, the restructuring reserve balance of $6.5 is adequate for the future residual costs, primarily 1998's exit costs relating to the delayed reduction of overall corporate space requirements.

NOTE 7: SHORT-TERM DEBT

Short-term debt, which includes commercial paper used to meet temporary cash needs and long-term debt maturing within one year, consists of the following:

At December 31,                                              1997          1996
--------------------------------------------------------------------------------
Commercial paper                                          $ 144.6       $ 201.9
Current maturities of long-term debt                         41.7          13.3
--------------------------------------------------------------------------------
Total Short-term Debt                                     $ 186.3       $ 215.2
--------------------------------------------------------------------------------
Weighted Average Interest Rate
 on Commercial Paper at Year-End                              5.9%          5.8%
--------------------------------------------------------------------------------

     The Corporation maintained bank lines of credit to facilitate the issuance of commercial paper. As part of these credit facilities, the Corporation has obtained a contractual commitment to $170.0 in lines of credit provided by a syndicate of banks. At December 31, 1997, the entire line remained available. The annual commitment fee is currently .045% of the total lines of credit.

NOTE 8: LONG-TERM DEBT

The components of long-term debt are as follows:

At December 31,                            Maturing            1997        1996
--------------------------------------------------------------------------------
Unsecured notes:
 6.13%-8.00%                               1998-2007        $ 820.0    $  720.0
 7.25%-8.70%                               2031-2033          245.0       325.0
Guaranteed ESOP:
 9.35%                                     1997-2000           44.2        56.4
Debentures:
 4.38%                                          2001           45.0        45.0
Mortgage notes:
 9.00%-9.90%                               1997-2007           25.5        17.2
Bank notes:
 10.50%                                    1997-2009           23.9        24.4
--------------------------------------------------------------------------------
Total Long-term Debt                                        1,203.6     1,188.0
Unamortized discount
 and premium, net                                              (5.1)       (5.1)
Capital lease obligations                                        .1          .1
Current maturities                                            (41.7)      (13.3)
--------------------------------------------------------------------------------
Long-term Debt                                             $1,156.9    $1,169.7
--------------------------------------------------------------------------------

     Scheduled maturities of total long-term debt include $41.7 in 1998, $17.4 in 1999, $125.6 in 2000, $66.7 in 2001, $101.9 in 2002 and $850.3 thereafter.

     On February 4, 1997, the Corporation issued $100.0 of 6.50% medium-term notes due 2002. The issuance replaced a portion of short-term debt related to the cellular acquisitions in 1995.

     On February 18, 1997, the Corporation redeemed $80.0 of 8.70% medium-term notes due 2031, by issuing short-term debt. The early extinguishment of debt resulted in an extraordinary charge of $3.7, net of tax benefits of $2.7, or $.06 per share, for both basic and diluted earnings per share.

     At December 31, 1997, the Corporation and the Telephone Company had remaining securities, registered with the Securities and Exchange Commission, to issue up to $125.0 and $95.0, respectively, of medium-term unsecured notes through shelf registrations.


26                             SNET Annual Report

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Corporation has entered into both operating and capital leases for facilities and equipment used in its operations. Rental expense under operating leases was $19.8, $21.0 and $23.7 for 1997, 1996 and 1995, respectively. Future minimum rental commitments under third-party, noncancelable operating leases include $14.2 in 1998, $13.1 in 1999, $11.7 in 2000, $5.7 in 2001, $4.5 in 2002
and $10.5 thereafter, for a total of $59.7. Capital leases were not significant.

     The Corporation expects total capital expenditures of approximately $475 for additions to property, plant and equipment during 1998. In connection with the capital program, the Corporation has made certain commitments for the purchase of material and equipment.

     In 1995, a U.S. District Court decision was issued in favor of the Department of Labor against the Corporation and the Telephone Company. The decision held that the Corporation and the Telephone Company violated certain sections of the Fair Labor Standards Act and was liable for back wages and liquidating damages. The Corporation and the Telephone Company appealed the decision and on July 31, 1997, the Second Circuit Court of Appeals affirmed the U.S. District Court's decision. As required by the Court's decision, in October 1997, the Corporation and the Telephone Company paid back wages, liquidating damages and interest (from the date of the District Court's judgment) to the employees involved in this action. In 1995, the Telephone Company recorded a liability of $11.0 which was adequate to cover the cost of total damages for this matter.

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

     The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:

At December 31,                            1997                   1996
--------------------------------------------------------------------------------
                                   Carrying      Fair      Carrying      Fair
                                    Amount       Value      Amount       Value
--------------------------------------------------------------------------------
Cash and Temporary
 Cash Investments                 $    12.3   $    12.3   $     9.0   $     9.0
Long-term
 Investments                      $     2.9   $     2.1   $     4.1   $    13.2
Debt                              $(1,343.1)  $(1,371.5)  $(1,384.8)  $(1,381.0)
--------------------------------------------------------------------------------

CONCENTRATIONS OF CREDIT RISK Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Corporation places its temporary cash investments in short-term, high quality commercial paper which is rated at least A-1 by Standard and Poor's and P-1 by Moody's Investors Services, Inc. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers in the Corporation's customer base.

NOTE 11: LEASE NOTES RECEIVABLE

Lease notes receivable include, on an investment basis, a portfolio of leveraged and direct-financing leases. The gross investment in these leases has been recorded on the consolidated balance sheet in leases and other assets. Investments in leveraged leases are in a coal-fired, electric generating facility and other equipment. The investment in direct-financing leases are in a commercial aircraft and other equipment.

     The components of the lease notes receivable are as follows:

At December 31,                                1997                 1996
--------------------------------------------------------------------------------
                                       Direct-                Direct-
                                      Financing   Leveraged  Financing Leveraged
                                        Leases     Leases     Leases     Leases
--------------------------------------------------------------------------------
Minimum rentals
 receivable                             $ 58.9     $ 24.5     $ 61.7     $ 25.4
Unearned income                          (24.1)     (12.9)     (26.9)     (14.0)
Estimated,
 unguaranteed
 residual value of
 leased assets                            10.3       30.6       10.3       30.6
Initial direct costs                        .2       --           .2       --
Allowance for losses                     (11.0)      --        (11.0)      --
--------------------------------------------------------------------------------
Lease Notes
 Receivable                             $ 34.3       42.2     $ 34.3       42.0
Deferred taxes arising
 from leveraged leases                              (30.4)                (28.3)
--------------------------------------------------------------------------------
Net Investment in
 Leveraged Leases                                  $ 11.8                $ 13.7
--------------------------------------------------------------------------------

     Future minimum receipts under third-party direct-financing leases include $5.4 in 1998, $4.8 in 1999, $3.1 in 2000, $3.8 in 2001, $3.8 in 2002 and $38.0
thereafter.


                               SNET Annual Report                             27

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

DIVIDENDS DECLARED The dividends for 1997 and 1995 were declared out of retained earnings, while the dividends for 1996 were declared out of proceeds in excess of par value.

SHAREHOLDERS' RIGHTS PLAN On December 11, 1996, the Board of Directors approved the 1997 shareholders' rights plan ("Rights Plan") which became effective February 11, 1997 upon the expiration of the previous plan. Under the 1997 Rights Plan, each share of Common Stock has a purchase right that entitles the holder to purchase 1/100 of a preference share (equivalent of one share of Common Stock) at an exercise price of $180.00. The rights are not exercisable or transferable apart from the Common Stock until a person or group has acquired, or has made an offer for, 20% or more of the outstanding Common Stock. In the event that a person or group acquires 20% or more of the outstanding Common Stock, each outstanding right, other than those held by the 20% acquirer, is entitled to purchase, at the exercise price of the rights, a number of shares of Common Stock having a market value of two times the exercise price of the right. The Board also may exchange the rights generally at an exchange ratio of one share of Common Stock per right. The Rights Plan may be amended by the Board of Directors to reduce the threshold at which the rights are triggered to not less than 10% of the then outstanding Common Stock. Additionally, if the person or group acquires the Corporation in a merger or other business combination transaction, each right will entitle the owner to purchase common stock of the acquirer having a market value of two times the exercise price of the right. The rights are redeemable at one cent each prior to public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding Common Stock. The rights expire on February 11, 2007. On January 4, 1998, the Board of Directors amended the Rights Plan to provide that the pending merger with SBC would not invoke the provisions of the plan.

     The Corporation sponsors a Dividend Reinvestment and Stock Purchase Plan ("DRISPP"). Effective July 1, 1997, the Corporation's policy of issuing new shares was modified to have its agent begin purchasing shares on the open market (when market conditions merit) to meet the needs of the DRISPP. Beginning with the January 15, 1998 dividend, the Corporation resumed issuance of new shares to meet the needs of the DRISPP.

NOTE 13: STOCK-BASED COMPENSATION PLANS

During 1997, the Corporation sponsored an employee stock option plan and a restricted stock plan for non-employee directors. In prior years, the Corporation also sponsored the SNET 1986 Stock Option Plan ("1986 Plan"). The 1986 Plan, which expired on June 30, 1996, provided stock options to certain key employees at the discretion of a committee of the Board of Directors ("Committee").

     The SNET 1995 Stock Incentive Plan ("1995 Plan") is a stock-based compensation plan which enables the awarding of incentive compensation, including stock options, to all employees at the discretion of the Board of Directors or the Committee. Under both the 1986 Plan and the 1995 Plan, the exercise price of each option may not be less than 100% of the fair market value of the shares on the date of grant. All options are exercisable no earlier than one year after the date of grant, with most options vesting ratably over two or four years, and have a maximum life of ten years. Both the 1986 Plan and the 1995 Plan allow stock appreciation rights ("SARs") to be granted in tandem with the related stock option. No SARs have been granted since 1992 and the Corporation presently does not intend to grant additional SARs in the future.

     The Corporation has elected to continue following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for the plans. Had the Corporation adopted the cost recognition method provided under SFAS No. 123, "Accounting for Stock-Based Compensation," net income (loss) and earnings (loss) per share would approximate the pro forma amounts below:

For the Years Ended December 31,               1997          1996          1995
--------------------------------------------------------------------------------
Net Income (Loss)                            $190.7        $189.4       $(518.9)
Basic Earnings (Loss)
 Per Share                                    $2.88         $2.90        $(8.00)
Diluted Earnings (Loss)
 Per Share                                    $2.87         $2.89        $(7.99)
--------------------------------------------------------------------------------

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995.

     The Black-Scholes option pricing model was used to estimate the options' grant date fair value with the following assumptions: 20% volatility; risk free interest rate ranging from 5.8% to 6.7%; dividends of $1.76 per share per year; and an estimated period to exercise of three or five years. The weighted average fair value of options granted during the year was $6.79, $7.85 and $6.13 in 1997, 1996 and 1995, respectively.


28                             SNET Annual Report

     Information with respect to plan activity is as follows:

--------------------------------------------------------------------------------
                                  Options        Shares
                                Available         Under                  Average
                                for Grant        Option         SARs      Price
--------------------------------------------------------------------------------
Balance at 1/1/95                 785,300        861,725      162,700     $33.25
Approved for grant              4,600,000             --           --      --
Granted                        (2,535,950)     2,535,950           --     $37.59
SARs exercised                         --        (41,475)     (41,475)    $28.44
Options exercised                      --        (15,775)          --     $30.86
Canceled                           34,500        (34,500)          --     $33.15
---------------------------------------------------------------------
Balance at 12/31/95             2,883,850      3,305,925      121,225     $36.65
---------------------------------------------------------------------
1986 Plan unused                  (65,525)            --           --      --
Granted                          (223,500)       223,500           --     $42.48
SARs exercised                         --        (66,975)     (66,975)    $32.60
Options exercised                      --        (53,625)          --     $33.37
Canceled                          364,725       (364,725)          --     $38.04
---------------------------------------------------------------------
Balance at 12/31/96             2,959,550      3,044,100       54,250     $37.05
---------------------------------------------------------------------
1986 Plan unused                  (64,950)            --           --      --
Granted                          (868,500)       868,500           --     $36.98
SARs exercised                         --        (22,400)     (22,400)    $31.33
Options exercised                      --       (222,149)          --     $35.64
Canceled                          214,150       (214,150)          --     $37.39
---------------------------------------------------------------------
Balance at 12/31/97             2,240,250      3,453,901       31,850     $36.93
--------------------------------------------------------------------------------

     Options exercisable were 2,114,777, 1,334,388 and 403,850 at December 31, 1997, 1996 and 1995, respectively. The respective weighted average exercise prices were $37.37, $36.72 and $33.67. All outstanding SARs were exercisable at each year-end. All outstanding SARs as of January 4, 1998 were canceled.

     The following table summarizes information with regard to stock options outstanding and exercisable by ranges of exercise prices:

                                                                        Weighted
                                                          Weighted       Average
                                                           Average     Remaining
                                                          Exercise   Contractual
At December 31, 1997                              Shares     Price          Life
--------------------------------------------------------------------------------
Stock Options Outstanding:
 $24.69 to $36.94                              1,737,901    $34.71     7.5 years
 $37.06 to $44.94                              1,716,000    $39.19     8.2 years
--------------------------------------------------------
 $24.69 to $44.94                              3,453,901    $36.93     7.8 years
--------------------------------------------------------------------------------
Stock Options Exercisable:
 $24.69 to $36.94                                730,151    $34.09            --
 $37.06 to $44.94                              1,384,626    $39.11            --
--------------------------------------------------------
 $24.69 to $44.94                              2,114,777    $37.37            --
--------------------------------------------------------------------------------

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

     A summary of restricted stock activity is as follows:

At December 31,                                1997          1996          1995
--------------------------------------------------------------------------------
Shares available for grant,
 beginning of period                        196,400       143,852       147,152
New shares approved
 for issuance                                    --       200,000            --
1994 Plan unused                                 --      (141,619)           --
Shares granted                               (2,489)       (5,833)       (3,300)
--------------------------------------------------------------------------------
Shares Available for Grant,
 End of Period                              193,911       196,400       143,852
--------------------------------------------------------------------------------
Weighted Average Market
 Value of Stock on Grant Date              $  37.41      $  41.21      $  35.02
Compensation Expense
 Recorded for Restricted
 Stock Grants                              $     .1      $     .2      $     .1
--------------------------------------------------------------------------------


                               SNET Annual Report                             29

NOTE 14: SUPPLEMENTAL FINANCIAL INFORMATION

SUPPLEMENTAL INCOME STATEMENT INFORMATION

For the Years Ended December 31,              1997           1996           1995
--------------------------------------------------------------------------------
Advertising Expense                         $ 38.8         $ 42.1         $ 38.8
--------------------------------------------------------------------------------
Depreciation and amortization:
 Depreciation                               $351.7         $331.1         $328.1
 Amortization                                 27.4           25.0           17.9
--------------------------------------------------------------------------------
Total Depreciation and Amortization         $379.1         $356.1         $346.0
--------------------------------------------------------------------------------
Taxes other than income:
 Property                                   $ 48.1         $ 48.0         $ 43.7
 Other                                         5.0            6.6           12.8
--------------------------------------------------------------------------------
Total Taxes Other Than Income               $ 53.1         $ 54.6         $ 56.5
--------------------------------------------------------------------------------
Interest expense:
 Long-term debt                             $ 80.9         $ 83.0         $ 74.7
 Short-term debt                              10.1           10.0            8.5
 Capitalized interest                         (4.6)          (7.2)          --
 Other                                         3.4            2.9            2.7
--------------------------------------------------------------------------------
Total Interest Expense                      $ 89.8         $ 88.7         $ 85.9
--------------------------------------------------------------------------------


SUPPLEMENTAL BALANCE SHEET INFORMATION

At December 31,                                              1997          1996
--------------------------------------------------------------------------------
Materials, supplies and inventories:
 Materials and supplies                                 $    14.7     $    14.3
 Inventories                                                 15.1          13.1
--------------------------------------------------------------------------------
Total Materials, Supplies and Inventories               $    29.8     $    27.4
--------------------------------------------------------------------------------
Property, plant and equipment, at cost:
 Telephone plant:
  Land                                                  $    16.5     $    16.8
  Buildings                                                 398.4         386.4
  Central office equipment                                1,850.8       1,743.0
  Outside plant facilities and equipment                  1,798.4       1,732.4
  Furniture and office equipment                            255.5         310.0
  Station equipment and connections                          24.9          22.5
  Plant under construction                                   85.5          98.0
 Telecommunications property and
  equipment                                                 487.0         398.2
--------------------------------------------------------------------------------
Total Property, Plant and Equipment,
 at cost                                                  4,917.0       4,707.3
Accumulated Depreciation                                 (3,200.2)     (3,110.3)
--------------------------------------------------------------------------------
Total Property, Plant and Equipment, net                $ 1,716.8     $ 1,597.0
--------------------------------------------------------------------------------


SUPPLEMENTAL CASH FLOW INFORMATION

For the Years Ended December 31,                     1997       1996       1995
--------------------------------------------------------------------------------
Interest Paid, net of amounts
 capitalized                                       $ 88.3     $ 89.2     $ 79.7
--------------------------------------------------------------------------------
Income Taxes Paid                                  $ 78.8     $ 84.0     $ 87.8
--------------------------------------------------------------------------------
Changes in operating assets
 and liabilities, net:(1)
  Increase in accounts
   receivable, net                                 $(44.7)    $(18.5)    $(78.3)
  Increase in materials, supplies
   and inventories                                   (1.8)      (1.2)       (.1)
  Increase (decrease) in accounts
   payable, accrued expenses
   and compensated absences                          16.6      (18.2)      65.0
  Changes in other assets and
    liabilities, net                                 21.8        7.6      (20.6)
--------------------------------------------------------------------------------
Changes in Operating Assets and
 Liabilities, net                                  $ (8.1)    $(30.3)    $(34.0)
--------------------------------------------------------------------------------

(1) Reflects the Corporation's acquisition of Woodbury, on July 30, 1997, in a non-cash transaction [see Note 2].

NOTE 15: OPERATING CASH FLOW(1) (UNAUDITED)

The following financial data on the Corporation's product groups is not required by generally accepted accounting principles and is provided for informational purposes only:

For the Years Ended December 31,                     1997       1996       1995
--------------------------------------------------------------------------------
Wireline(2)                                       $ 607.2    $ 564.8    $ 569.0
Wireless(3)                                          61.1       31.3      (10.8)
Information and Entertainment(4)                     90.2      110.2      102.6
Other(5)                                             18.1       32.0       34.0
--------------------------------------------------------------------------------
Total Operating Cash Flow                         $ 776.6    $ 738.3    $ 694.8
--------------------------------------------------------------------------------

(1) Represents operating income before depreciation and amortization. Operating cash flow is not a generally accepted accounting principle measurement.

(2) Includes Telephone Company's telecommunications operations, SNET Diversified Group, Inc., SNET America, Inc. and Woodbury Telephone Company.

(3) Includes the wholesale and retail cellular operations, SNET Cellular, Inc. and SNET Mobility, Inc., net of cellular intercompany amounts and its paging operations.

(4)  Includes publishing, internet and cable television operations.

(5)  Includes SNET Real Estate, Inc. and holding company operations.


30                             SNET Annual Report

NOTE 16: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                         1st QTR          2nd QTR         3rd QTR         4th QTR         Full Year
------------------------------------------------------------------------------------------------------------------------------------
1997
----
Revenues and Sales                                        $482.7           $501.6          $509.7          $528.3          $2,022.3
Operating Income                                          $ 96.4           $ 98.5          $ 99.2          $103.4          $  397.5
Income before extraordinary charge                        $ 46.1           $ 50.0          $ 49.1          $ 52.3          $  197.5
Extraordinary charge [see Note 8]                           (3.7)                              --              --              (3.7)
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                $ 42.4           $ 50.0          $ 49.1          $ 52.3          $  193.8
------------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share:
 Income before extraordinary charge                       $  .70           $  .76          $  .74          $  .79          $   2.99
 Extraordinary charge                                       (.06)              --              --             --               (.06)
------------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                  $  .64           $  .76          $  .74          $  .79          $   2.93
------------------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share:
 Income before extraordinary charge                       $  .70           $  .76          $  .74          $  .78          $   2.98
 Extraordinary charge                                       (.06)              --              --              --              (.06)
------------------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                $  .64           $  .76          $  .74          $  .78          $   2.92
------------------------------------------------------------------------------------------------------------------------------------

1996
----
Revenues and Sales                                        $474.0           $487.8          $488.2          $491.9          $1,941.9
Operating Income                                          $102.1           $100.2          $ 90.5          $ 89.4          $  382.2
Net Income                                                $ 52.2           $ 50.5          $ 45.8          $ 44.3          $  192.8
Basic Earnings Per Share                                  $  .80           $  .77          $  .70          $  .68          $   2.95
Diluted Earnings Per Share                                $  .80           $  .77          $  .70          $  .67          $   2.94
-----------------------------------------------------------------------------------------------------------------------------------

                               SNET Annual Report                             31


SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

FINANCIAL DATA (UNAUDITED)


Dollars in Millions, Except as Noted                              1997           1996           1995            1994           1993
------------------------------------------------------------------------------------------------------------------------------------
Revenues and sales                                             $ 2,022        $ 1,942        $ 1,816         $ 1,718        $ 1,655
Costs and expenses(1)                                          $ 1,246        $ 1,204        $ 1,121         $ 1,015        $ 1,367
Interest expense                                               $    90        $    89        $    86         $    75        $    91
Income taxes                                                   $   119        $   108        $   110         $   122        $   (44)
Income (loss) from continuing operations(2)                    $   198        $   193        $   169         $   178        $   (44)
Net income (loss)                                              $   194        $   193        $  (518)        $   178        $  (318)

Basic earnings (loss) per share (dollars):
  From continuing operations(2)                                $  2.99        $  2.95        $  2.60         $  2.77        $  (.68)
  Net income (loss)                                            $  2.93        $  2.95        $ (7.99)        $  2.77        $ (4.99)
Diluted earnings (loss) per share (dollars):
  From continuing operations(2)                                $  2.98        $  2.94        $  2.60         $  2.77        $  (.68)
  Net income (loss)                                            $  2.92        $  2.94        $ (7.99)        $  2.77        $ (4.99)
Dividends declared per share (dollars)                         $  1.76        $  1.76        $  1.76         $  1.76        $  1.76

Net cash provided by operating activities                      $   616        $   477        $   443         $   424        $   481
Cash expended for capital additions                            $   472        $   374        $   357         $   283        $   269

Depreciation and amortization                                  $   379        $   356        $   346         $   329        $   291
Property, plant and equipment, net                             $ 1,717        $ 1,597        $ 1,565         $ 2,712        $ 2,770
Total assets                                                   $ 2,771        $ 2,671        $ 2,724         $ 3,505        $ 3,762

Short-term debt                                                $   186        $   215        $   232         $    40        $   290
Long-term debt                                                 $ 1,157        $ 1,170        $ 1,182         $   952        $   984
Shareholders' equity                                           $   597        $   463        $   353         $   953        $   855
------------------------------------------------------------------------------------------------------------------------------------

Certain amounts have been restated to conform to the current year presentation.

(1) Excludes depreciation and amortization. 1993 includes a charge of $355.0, $204.2 after-tax or $3.21 for both basic and diluted earnings per share, for restructuring.

(2) 1997 excludes an extraordinary charge of $3.7 or $.06 for both basic and diluted earnings per share resulting from the early extinguishment of debt. 1995 excludes an extraordinary charge of $687.1, or $10.59 for both basic and diluted earnings per share, related to the discontinuance of SFAS No.
     71. 1993 includes the after-tax restructuring charge and excludes discontinued operations of $10.3, or $.16 per share (basic and diluted), an extraordinary charge of $44.0, or $.69 per share (basic and diluted) and the cumulative effect of accounting changes of $220.2, or $3.46 per share (basic and diluted).

32                             SNET Annual Report

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

STATISTICAL DATA (UNAUDITED)

Dollars in Millions, Except as Noted                            1997            1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------------
Network access lines in service (thousands)(1)                 2,286           2,163          2,073          2,009          1,964
  Annual growth(1)                                               5.7%            4.3%           3.2%           2.3%           1.4%
Network interstate access minutes of use (millions)            8,291           7,906          7,298          6,917          6,522
  Annual growth                                                  4.9%            8.3%           5.5%           6.1%           4.7%
Interstate and international toll access line
 subscribers (thousands)                                         941             758            266            117             10
  Annual growth                                                 24.1%          185.0%         127.4%            --             --
Cellular subscribers (thousands)(2)                              457             392            323            166             88
  Annual growth                                                 16.6%           21.4%          94.6%          88.6%          29.4%

Operating cash flow(3)                                       $   777         $   738        $   695        $   703        $   288
Telephone Company wireline cost per access
 line (dollars)(4)                                           $   312         $   332        $   320        $   340        $   365

Return on average total capital                                 14.9%           15.9%            --(5)        12.8%            --(6)
Return on average equity                                        36.3%           45.6%            --(5)        19.4%            --(6)

Debt ratio(7)                                                   69.2%           74.9%          80.0%          51.0%          59.9%
Pre-tax interest coverage (times)                                4.3             4.1            4.2            5.0             .1
Average total debt cost                                          6.5%            6.6%           6.9%           6.8%           7.7%
Current ratio (times)                                            .69             .70            .73            .88            .82

Average dividend yield                                           4.4%            4.4%           5.1%           5.4%           4.9%

Payout ratio                                                    60.1%           59.9%            --(5)        63.5%            --(6)
Market price per share (dollars):
  High                                                       $51.500         $45.500        $40.250        $36.250        $38.375
  Low                                                        $34.750         $36.000        $31.750        $28.250        $33.625
Book value per share (dollars)                               $  8.96         $  7.05        $  5.42        $ 14.77        $ 13.38

Average market price per share (dollars)                       39.96         $ 40.07        $ 34.47        $ 32.63        $ 35.70
Average book value per share (dollars)                       $  8.08         $  6.44        $ 15.14        $ 14.26        $ 17.69

Average price/earnings ratio (times)                              14              14             --(5)          12             --(6)

Average trading volume                                       153,200         105,028         91,797         59,437         79,086
Number of shareholders                                        48,720          50,917         53,332         55,693         57,352
Total employees                                                9,743           9,441          9,070          9,797         10,476
------------------------------------------------------------------------------------------------------------------------------------

Certain amounts have been restated to conform to the current year presentation.

(1) Excluding the purchase of Woodbury Telephone Company ("Woodbury"), network access lines in service would have increased 4.7% to 2,265,000 in 1997.

(2) Excluding the subscribers from the acquired cellular properties, cellular subscribers would have increased 51.1% to 251,000 subscribers in 1995.

(3) Represents operating income before depreciation and amortization. Operating cash flow is not a generally accepted accounting principle measurement. Management provides this measurement for informational purposes only. Excluding the impact of the 1993 before-tax restructuring charge, operating cash flow would have been $643 in 1993.

(4) Excludes depreciation and amortization, property and other taxes, publishing and bad debt expenses. Also, excludes costs and access lines acquired from the purchase of Woodbury. 1993 also excludes the before-tax restructuring charge.

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

                               SNET Annual Report                             33

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

INVESTOR INFORMATION

Corporate Information
--------------------------------------------------------------------------------
Executive Office:          Stock Exchange Listings:     Auditors:
SNET                       New York Stock Exchange      Coopers & Lybrand L.L.P.
227 Church Street          Pacific Stock Exchange       Independent Accountants
New Haven, CT 06510        Symbol: SNG                  100 Pearl Street
(203) 771-5200                                          Hartford, CT 06103


Shareholder Information
--------------------------------------------------------------------------------
Annual Meeting of          The Form 10-K may be         For Shareholder
  Shareholders:            obtained                     Information
May 13, 1998, 11:30 a.m.   by contacting the Transfer   including quarterly
Italian Center of          Agent and Registrar:         results, latest
  Stamford                 State Street Bank            recorded news and
1620 Newfield Avenue       and Trust Company            information, call
Stamford, CT 06905         P.O. Box 8200                1-800-SNG-6220 or visit
                           Boston, MA 02266-8200        our Internet web site
                           From anywhere in the         at www.snet.com
                           continental U.S.:
                           1-800-243-1110


Security Analysts and      Dividend Reinvestment
  Portfolio Managers         and Stock Purchase Plan
--------------------------------------------------------------------------------

Direct inquiries to: Mr.   All owners of common        Shareholders do not pay
James A. Magrone           stock are eligible for      any brokerage or
Director-Investor          the plan, which allows      administrative fees when
Relations 227 Church       participants to apply       purchasing additional
Street New Haven, CT       dividends and/or optional   shares through the plan.
06510 (203) 771-4662       cash payments toward        You can obtain a
                           increased investment in     prospectus and enrollment
                           the Corporation.            forms by contacting State
                                                       Street Bank and Trust
                                                       Company, Plan
                                                       Administrator.


Market and Dividend Data
--------------------------------------------------------------------------------

Market information was
obtained from the
composite tape, which
encompasses trading on
the principal U.S. stock
exchanges as well as
offboard trading. Cash
dividends of $.44 per
share were declared for
each quarter in 1997 and
1996. The number of
holders of SNET stock at
February 27, 1998 was
47,787.

                                              Market Price
--------------------------------------------------------------------------------------------------------
                         1997                                                 1996
Quarter           High          Low         Close      Quarter          High          Low         Close
--------------------------------------------------------------------------------------------------------
First           $ 39.125     $ 34.750     $ 35.875     First          $ 43.750     $ 37.500     $ 40.250
Second          $ 42.375     $ 35.625     $ 38.875     Second         $ 45.500     $ 40.500     $ 42.000
Third           $ 41.500     $ 38.250     $ 40.875     Third          $ 42.750     $ 36.750     $ 36.875
Fourth          $ 51.500     $ 41.000     $ 50.313     Fourth         $ 41.125     $ 36.000     $ 38.875


34                             SNET Annual Report

SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION

OTHER INFORMATION

Executive Officers of the Corporation
--------------------------------------------------------------------------------
Daniel J. Miglio         Chairman and Chief Executive Officer
Madelyn M. DeMatteo      Senior Vice President--General Counsel and Secretary
Karin D. Mayhew          Senior Vice President--Organization Development
Fred T. Page             Senior Vice President--Network Services
Ronald M. Serrano        Senior Vice President--Communication, Information and
                              Entertainment Group
Donald R. Shassian       Senior Vice President and Chief Financial Officer

Representative Servicemarks and Trademarks
--------------------------------------------------------------------------------
SNET(R) is a registered      We Go Beyond The Call(R),    americast(TM) is a
trademark and I-SNET is a    SmartLink(R) and All         trademark of the
servicemark of Southern      Distance(R) are              americast partnership.
New England                  registered trademarks of
Telecommunications           The Southern New England
Corporation.                 Telephone Company. Page
                             2000r is a registered
                             trademark of SNET
                             Mobility, Inc.


                               SNET Annual Report                             35